Form 20-F
period 2022-12-31
Intchains Group Ltd
filed 2023-04-28
CIK 1895597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file
number: 001-41500

Intchains Group Limited
(Exact Name of Registrant as Specified in Its Charter)

Not applicable
(Translation of Registrant’s Name Into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
c/o 9/F, A Block, No.333 Haiyang No.1 Road,
Lingang Science and Technology Park,
Pudong New Area, Shanghai, 201306,
the People’s Republic of China
(Address of Principal Executive Offices)
Chaowei Yan
Chief Financial Officer
Intchains Group Limited
c/o 9/F, A Block, No.333 Haiyang No.1 Road,
Lingang Science and Technology Park,
Pudong New Area, Shanghai, 201306,
the People’s Republic of China
Telephone: +86 021 5896 1080
Facsimile: +86 021 5896 1085
(Name, Telephone,
E-mail
and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares, par value $0.000001 per share	ICG	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class A Ordinary Shares, par value US$0.000001 per share*	N/A	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 117,647,000 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐
  Yes
☒
  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐
  Yes
☒
  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐
  Yes
☒
  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐
  Yes
☒
  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐
  Item 17
☐
  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).
☐
  Yes
☒
  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐
  Yes
☐
  No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs.

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares.

•	“ASICs” refers to application-specific ICs, meaning ICs designed for a specific application.

•	“CAGR” refers to compound average growth rate.

•

“China” or the “PRC”, in each case, refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China all references to “Renminbi” or “RMB” are to the legal currency of mainland China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

•	“Class A ordinary shares” refers to our class A ordinary shares, par value US$0.000001 per share.

•	“Class B ordinary shares” refers to our class B ordinary shares, par value US$0.000001 per share.

•	“Company” refers to Intchains Group Limited, a Cayman Islands company and its subsidiaries.

•	“EIT” refers to enterprise income tax.

•	“IC” or “chips” refers to integrated circuits.

•	“IoT” refers to Internet-of-Things, the extension of internet connectivity into physical devices and everyday objects.

•	“iterate” or “iteration” refers to the act of repeating a process, either to generate an unbounded sequence of outcomes, or with the aim of approaching a desired goal, target or result.

•

“mainland China” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this report.

•	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

•	“nm” refers to nanometer.

•	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares.

•	“PoW” refers to proof-of-work.

•

“Risc-V” refers to an open source instruction set architecture, which is a set of instructions that describes the way in which software talks to an underlying processor, and Risc-V’s open source nature means that anyone can build a processor to support it without paying high royalty fees.

•	“RMB” and “Renminbi” refer to the legal currency of mainland China.

•	“SoC” refers to a chip that integrates all components of a computer or other electronic systems.

•

“tape-out” refers to the final result of the design process for ICs when the graphic for the photomask of the IC is sent to the fabrication facility, and a successful tape-out means all the stages in the design and verification process of ICs have been completed.

•	“US$” and “U.S. dollars” refer to the legal currency of the United States.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

•	“we,” “us,” “our company,” “the Group,” and “our” refer to the Company and its subsidiaries, as the context requires.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, and the related notes. Each ADS represents two class A ordinary shares. Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “ICG”.

We conduct our business primarily in China and the majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect as of December 31, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future prospects and market acceptance of our products and services;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenue, costs or expenditures;

•	growth of and competition trends in our industry;

•	our expectations regarding demand for, and market acceptance of, our products;

•	general economic and business conditions in the markets in which we operate;

•	relevant government policies and regulations relating to our business and industry;

•	PRC laws, regulations and policies, including those applicable to the IC industry and foreign exchange;

•	the impact of the political tensions between the United States and China or other countries, and the impact of actual or potential international military actions;

•	the impact of the outbreak and continuing spread of the coronavirus disease, or COVID-19, and other pandemics or natural disasters; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and under the heading “Risk Factors” below. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

We are a provider of integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications. We have a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. We have strong supply chain management through our well-established business partnership with a leading foundry, which helps to ensure our product quality and stable production output.

Our products consist of high-performance computing ASIC chips that have high computing power and superior power efficiency as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. We design our ASIC chips in-house, which enables us to leverage proprietary silicon data to deliver products reflecting the latest technological developments ahead of our competitors. As of December 31, 2022, we had completed a total of eight tape-outs using our “Xihe” Platform for 22nm ASIC chips, achieving a 100% success rate for all our tape-outs.

Our strong commitment to advanced research and development enables us to innovate continuously and create ASIC chips with superior performance to power ratio at reasonable cost. We will continue to devote significant resources to design and tailor our ASIC chips for use in high technology applications. Our total revenue increased significantly from RMB54.6 million in 2020 to RMB631.8 million in 2021 and decreased to RMB473.7 million (US$68.7 million) in 2022. At the same time, our proportion of R&D expenses to revenue is 41.2%, 8.4% and 10.2% respectively.

We operate business primarily in China and are subject to complex and evolving PRC laws and regulations. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer our ADSs in the future, result in a material adverse effect on our business operations, and damage our reputation, which might further cause our ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

Our Corporate Structure

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our subsidiaries based in China. The “Company” and “our Company” refer to Intchains Group Limited, a Cayman Islands company. “We,” “us,” and “our” refer to Intchains Group Limited and its subsidiaries. We currently conduct our business through Jerryken Intelligent Technology (Shanghai) Co., Ltd., or Jerryken Shanghai, and Shanghai Intchains Technology Co., Ltd., or Shanghai Intchains, each an indirect wholly owned subsidiary of the Company, and two operating subsidiaries wholly owned by Shanghai Intchains. All of these four operating subsidiaries are established under the laws of the PRC.

Intchains Group Limited holds all of the equity interests in its PRC subsidiaries through subsidiaries incorporated in the British Virgin Islands, or BVI, and Hong Kong. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a variable interest entity structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our PRC subsidiaries by way of capital injection or in the form of a shareholder loan from Intchains Group Limited. If the Company plans to distribute dividends to its shareholders, our PRC operating subsidiaries will transfer the funds to the Company through our subsidiaries incorporated in the BVI and Hong Kong, and the Company will then distribute dividends to all shareholders in proportion to the shares they hold, regardless of the citizenship or domicile of the shareholders.

The following diagram illustrates our simplified corporate structure as of the date of this annual report:

Government Regulations and Permissions

We have been advised by Jingtian & Gongcheng, our PRC legal adviser, that, as of the date of this annual report, we have obtained all necessary permissions, approvals and authorizations in mainland China in all material aspects in relation to conducting our IC design business operations in mainland China. Except for the business licenses issued by the local branch of the State Administration for Market Regulation, which our PRC subsidiaries have obtained and are in full force and effect as of the date of this annual report, Intchains Group Limited and our PRC subsidiaries are not required to obtain other licenses, approvals or permits to conduct our IC design business operations in mainland China. However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions and approvals are not required but the regulators do not take the same view as we do. Also, if applicable laws, regulations or interpretations change, we may be required to obtain additional licenses or approvals. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements.

Cash Flow and Assets Transfer within Our Organization

Intchains Group Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Intchains Group Limited to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Intchains Group Limited. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to Intchains Group Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Government control of foreign currency conversion may affect the value of your investment.”

We have never declared or paid any dividends on our ordinary shares since our inception, nor have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Under PRC laws, Intchains Group Limited may fund our PRC subsidiaries by means of shareholders’ loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. For the three years ended December 31, 2020, 2021 and 2022, except for unsecured and interest-free inter-company funding of RMB11,040,000 transferred between our PRC subsidiaries in connection with our purchase of a 17.51% of equity interest in Shanghai Intchains Technology Co., Ltd and inter-company transactions that occurred in the ordinary course of business, no cash or other asset transfers occurred among Intchains Group Limited and its subsidiaries, and no dividends or distributions from a subsidiary were made to Intchains Group Limited or other investors.

Dividends or Distributions Made to the Company and Tax Consequences Thereof

Our subsidiaries did not make any dividends or distributions to us for years ended December 31, 2020, 2021 and 2022. If any dividend is paid by our PRC subsidiaries to the Company in the future, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “—D. Risk Factors—Risks Relating to Regulations of Our Business—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

We did not make any dividends or distributions to our shareholders for years ended December 31, 2020, 2021 and 2022. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Under the current laws of the Cayman Islands, no Cayman Islands withholding tax is imposed upon any payments of dividends by the Company. However, if the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulations of Our Business—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that the Company makes to investors with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or a PFIC, in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulations of Our Business—We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors” and “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses

We face various restrictions and limitations that impact our ability to transfer cash between our entities, across borders and to U.S. investors, and our ability to distribute earnings from our business, including our subsidiaries, to the Company and U.S. investors.

•

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not conducted by our PRC subsidiaries, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. If any of our PRC subsidiaries is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

•

Due to restrictions on foreign exchange placed on our PRC subsidiaries by the PRC government under PRC laws and regulations, to the extent cash is located in mainland China or within an entity domiciled in mainland China and may need to be used to fund our operations outside of mainland China, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans. See “Item 3. Key Information—D. Risk Factors—Government control of foreign currency conversion may affect the value of your investment.”

•

Under PRC laws and regulations, each of our PRC operating subsidiaries may only pay dividends after 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. In addition, the profit available for distribution from our PRC operating subsidiaries is determined in accordance with generally accepted accounting principles in the PRC. This calculation may differ if it were performed in accordance with U.S. GAAP. See “Item 3. Key Information—D. Risk Factors—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.”

•

Due to various requirements imposed by PRC laws and regulations on loans to and direct investment in PRC entities by offshore holding companies, any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and reported to with the Ministry of Commerce or its local counterparts. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business operations.”

•

If the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “ Item 3. Key Information—D. Risk Factors— Risks Relating to Regulations of Our Business—Dividends payable by us to our foreign investors and gains on the sale of the ADSs may become subject to withholding taxes under the PRC tax laws.”

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board, or PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit its shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. Our auditor, which is based in New York, is currently subject to inspection by the PCAOB at least every three years. However, our auditor’s China affiliate is located in, and organized under the laws of, the PRC.

On March 18, 2021, the SEC adopted on an interim basis rules disclosure requirements for companies with PCAOB member auditors whom the PCAOB has determined that it cannot inspect their operations within a foreign jurisdiction (“Covered Issuers”). Covered companies are required to disclose in their annual reports on Form 20-F: (i) that, during the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer; (ii) the percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized; (iii) whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer; (iv) the name of each official of the Chinese Communist Party (“CCP”) who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and (v) whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the CCP, including the text of any such charter. On September 22, 2021, the PCAOB adopted rules governing its procedures for making determinations as to its inability to inspect or investigate registered firms headquartered in a particular foreign jurisdiction or which has an office in a foreign jurisdiction (a “PCAOB-Identified Firm”). Promptly after the effective date of this rule, the PCAOB would make determinations under the HFCA Act to the extent such determinations are appropriate. Thereafter, the PCAOB would consider, at least annually, whether changes in facts and circumstances support any additional determinations. The PCAOB would make additional determinations as and when appropriate, to allow the SEC on a timely basis to identify Covered Issuers pursuant to the SEC rules. The rule became effective when the SEC approved the rule on November 4, 2021.

On December 2, 2021, the SEC finalized its rules regarding disclosure by Covered Issuers. In addition, the release discussed the procedures the SEC will follow in implementing trading prohibitions for Covered Issuers. A foreign company would have to be designated a Covered Issuer three years in a row to be subject to a trading prohibition on that basis. The trading suspension would prohibit trading of the Covered Issuer’s securities on any exchange or in the over-the-counter markets. The trading prohibition will be terminated if the Covered Issuer certifies to the SEC that the issuer has retained a registered public accounting firm that the PCAOB has inspected to the satisfaction of the SEC and files financial statements that include an audit report signed by the non-PCAOB-Identified Firm. The SEC is not required to engage in rulemaking to implement the trading prohibition provisions of the HFCA Act. Neither the Act nor the SEC’s release create an obligation for an exchange to delist the Covered Issuer, but the SEC noted that under existing listing rules of the exchanges, a trading prohibition would be grounds for delisting. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the U.S. Securities and Exchange Commission’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. The PCAOB is required to reassess its determinations as to whether it is able to carry out inspection and investigation completely and without obstruction by the end of 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Covered Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Covered Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. If such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act, so we cannot assure you that we will be able to maintain the listing of the ADRs on Nasdaq or that you will be allowed to trade the ADRs in the United States on the “over-the-counter” markets or otherwise. Should the ADRs not be listed or tradeable in the United States, the value of the ADRs could be materially affected.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs may expose you to a number of risks, including risks relating to our business and industry, risks relating to regulations of our business, risks relating to doing business in the PRC, risks relating to our corporate structure and risks relating to our ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report which contains a more thorough description of risks relating to investing in us.

Risks Relating to Our Business and Industry

•	There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.

•

The industry in which we operate is characterized by constant changes. If we fail to innovate or to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and as a result our business and results of operations may be adversely affected.

•

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies and related products and services, which could negatively affect our business, financial condition, and results of operations.

•

We derive a significant portion of our revenue from our ASIC chips. If the market for ASIC chips used in cryptocurrency mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

•

We generate all of our revenue from sales to customers in the PRC. Any adverse development in the regulatory environment in the PRC could have a negative impact on our business, financial condition and results of operations.

•

Our ASIC chips business depends mainly on supplies from a single third-party foundry, and any failure to obtain sufficient foundry capacity from this foundry would significantly delay the shipment of our products.

•	Mining difficulty for any reason would negatively affect the economic returns of cryptocurrency mining activities, which in turn would decrease the demand for and/or pricing of our products.

•

Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, may suffer from hacking and fraud risks, which may erode user confidence in cryptocurrency which would in turn decrease the demand for our ASIC chips that are used in cryptocurrency mining machines.

•

Cryptocurrency mining activities are energy-intensive. The availability and cost of electricity will restrict the geographic locations of mining activities, thereby restricting the geographic locations of miners and sales of our products.

•	Failure at tape-out or failure to achieve the expected final test yields for our ASIC chips could negatively impact our operating results.

•	Any failure of our products to meet the necessary quality standards could adversely affect our reputation, business and results of operation.

•	We may be unable to make the substantial investments in research and development that are required to remain competitive in our business.

•

Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.

•

The average selling prices of our products may decrease from time to time due to technological advancement and we may not be able to pass such decreases onto our suppliers, which may in turn adversely affect our profitability.

•

If we are unable to effectively execute our growth strategies, maintain our rapid growth trends and manage risks associated with expanding the scale of our operations, our ability to grow our business and establish our overseas market may be negatively affected.

•

Our limited operating history and rapid revenue growth may make it difficult for us to forecast our customer demand and our business development, or to assess the seasonality and volatility in our business.

•	We rely on a limited number of third parties to package and test our products.

•	Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

Risks Relating to Doing Business in the PRC

•

Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our ADSs.

•	The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

•	Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ADSs.

•

The approval of the CSRC, CAC or other Chinese regulatory agencies may be required in connection with our offshore offerings under Chinese law. and, if required, we cannot predict whether we will be able to obtain such approval or complete such filing.

•	Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

•

Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.

•

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to make capital contributions into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our financial position.

•

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.

•	Dividends payable by us to our foreign investors and gains on the sale of the ADSs may become subject to withholding taxes under the PRC tax laws.

•

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business operations.

•	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

•	Government control of foreign currency conversion may affect the value of your investment.

Risks Relating to the ADSs

•	Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•	Because we do not expect to pay dividends in the foreseeable future after our initial public offering, you must rely on price appreciation of the ADSs for a return on your investment.

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

•

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Risks Relating to Our Business and Industry

There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.

As a relatively new product based on technologies developed in recent years, cryptocurrencies have only recently been accepted as a means of payment for goods and services by selected industries and in selected markets, and the use of cryptocurrencies by consumers to make payment remains limited. Additionally, as the value of most cryptocurrencies is not anchored by any reserve currency or precious metal, nor is it backed by any government or commercial enterprise, the long-term value of cryptocurrencies is uncertain, which may further increase the volatility in cryptocurrency prices. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, or maintain accounts for persons or entities transacting in cryptocurrencies.

Meanwhile, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short or long-term holding of cryptocurrencies. The prices of cryptocurrencies may also be impacted by evolving and uncertain regulatory environment and the development of blockchain technology. As a result of the foregoing, the prices of cryptocurrencies have been quite volatile during its limited history.

Our business and financial condition highly correlate with market prices of cryptocurrencies. Our ASIC chip is the core component of the cryptocurrency mining machine. We price our ASIC chips with reference to the market price of cryptocurrencies and the expected economic return of cryptocurrency mining, among other factors. In 2020, 2021 and 2022, respectively, almost all of our revenue was generated from the sales of ASIC chips for cryptocurrency mining machines. Any wild fluctuations in the market price of cryptocurrencies may have a material adverse impact on our business, financial condition and results of operations. In addition, if there is a steep increase in the market price of cryptocurrencies, market demand for our ASIC chips is also likely to surge. In the event that our production and service capabilities cannot quickly catch up, we may lose our customers and market share. In addition, if market demand increases beyond our expectations, we may not be able to maintain an adequate inventory level of our finished goods, and may lose sales and market share to our competitors as a result.

On the other hand, if the market price of cryptocurrencies falls significantly, economic returns for mining activities as well as demand for our ASIC chips will likely drop rapidly. We may be exposed to increased inventory risks due to accumulating excessive inventory of our products or raw materials, parts and components for our products.

The industry in which we operate is characterized by constant changes. If we fail to innovate or to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and as a result our business and results of operations may be adversely affected.

The industry in which we operate is characterized by constant changes, including rapid technological evolution, continual shifts in customer demand, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. For example, algorithms used for mining a certain cryptocurrency may change from time to time, and our customers may demand ASIC chips with the latest algorithms that meet their requirements. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources in research and development in order to keep our products competitive in the market.

However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments in deep learning, IoT, computer vision, blockchain and cryptocurrency could render our products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products. As a result, our business, results of operations and financial condition would be materially and adversely affected.

As our current ASIC chips are mainly designed for cryptocurrency mining, any limitation on the usage and adaptation of cryptocurrency and any actual or perceived adverse development in the cryptocurrency market, which is rapidly and continuously evolving, can adversely affect our results of operations. As there is no wide consensus with respect to the value and application of cryptocurrency, any future development may continue to affect the price of cryptocurrency and as a result affect the demand for our current ASIC chips. In addition, any event or rumor that generates negative publicity for the cryptocurrency industry and market, such as allegations that cryptocurrency is used for money laundering or other illicit activities, could result in harm to our reputation, which in turn may negatively affect our results of operations.

Decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies have attracted many committed users. However, the decentralized nature of cryptocurrency is subject to growing discussion and suspicion. Individuals, companies or groups, as well as cryptocurrency exchanges that own vast amounts of cryptocurrencies, can affect the market price of cryptocurrency. Furthermore, mining equipment production and mining pool locations are becoming centralized. The suspicion about the decentralized nature of cryptocurrency may cause our customers to lose confidence in the prospects of the cryptocurrency industry. This in turn could adversely affect the market demand for our ASIC chips and our business.

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies and related products and services, which could negatively affect our business, financial condition, and results of operations.

End users of our products are based across the world. As such, changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in domestic or overseas policies and laws regarding holding, using and/or mining of cryptocurrencies and related products and services could result in an adverse effect on our business operations and results of operations. Moreover, if any domestic or international jurisdiction where we operate or sell our ASIC chips prohibits or restricts cryptocurrency mining activities, we may face legal and other liabilities and may experience a material loss of revenue.

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of cryptocurrencies and related products and services, which may adversely affect our results of operations. While cryptocurrency has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, tax evasion, terrorism or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use and holding of cryptocurrencies and related products and services. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our products may be used by other parties to engage in money laundering and other illegal or improper activities. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether cryptocurrency will be able to cope with, or benefit from, those changes. In addition, as cryptocurrency mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our current ASIC chips. There has been public backlash surrounding the environmental impact of cryptocurrency mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, in the United States, certain local governments of the state of Washington have discussed measures to address environmental impact of cryptocurrency-related operations, such as the high electricity consumption of cryptocurrency mining activities. Pursuant to the Announcement on Prevention of Risks from Offering and Financing of Cryptocurrencies promulgated by seven PRC governmental authorities including the PBOC on September 4, 2017, and Guarding against the Speculative Risks of Cryptocurrency Trading promulgated by the National Internet Finance Association of China, the China Banking Association; and the Payment & Clearing Association of China on May 18, 2021, illegal activities in offering and financing of cryptocurrencies, including initial coin offerings (ICOs), are forbidden in the PRC because such activities may be considered to constitute illegal offering of securities or illegal fundraising. Furthermore, financial institutions and payment institutions shall not engage in businesses related to cryptocurrency offering or financing transactions. Pursuant to the Circular of the Regulating Cryptocurrency Mining Activities promulgated by eleven PRC governmental authorities including the PBOC on September 3, 2021, which aims to dispose of the “hidden risks” in cryptocurrency mining as it pursues China’s carbon-neutrality goals, and cryptocurrency mining is to be classified as a phased-out industry. This circular does not outlaw cryptocurrency mining completely, rather it orders local authorities to clamp down on illegal mining activities with plans to gradually phase out the industry. Investing in and constructing new mining projects will not be allowed and the existing mining projects will be given time to exit, and the entire industrial chain of the upstream and downstream of cryptocurrency mining activities will be tighten regulated. On September 15, 2021, ten PRC governmental authorities including the People’s Bank of China, or the PBOC, issued the Notice on Further Preventing and Disposing of Risks in Cryptocurrency Trading and Speculation. This notice reiterates that cryptocurrencies do not have the same legal status as legal currencies, and emphasizes that cryptocurrency-related businesses are illegal financing activities such as conducting exchanges between legal currencies and cryptocurrencies, exchanges among different cryptocurrencies, trading cryptocurrencies as a central counterparty, matching and pricing services for cryptocurrency transactions, token issuance and financing, and cryptocurrencies derivatives transactions. Cryptocurrency exchanges providing services to domestic residents are also illegal financial activities, and the relevant domestic staff and subjects providing marketing and promotion, payment and settlement, and technical support services for them will be investigated for knowingly participating in the cryptocurrency industry. On March 12, 2022, the National Development and Reform Commission of the PRC (NDRC) published the Market Access Negative List (2022 Edition) , which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to such list, market entities are prohibited from investing in eliminated items. The above regulations and policies may result in no customers in the PRC buying our products.

We derive a significant portion of our revenue from our ASIC chips. If the market for ASIC chips used in cryptocurrency mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

Historically, we derived a significant portion of our revenue from the sales of our proprietary ASIC chips, and this is expected to continue in the foreseeable future. In 2020, 2021 and 2022, sales of our ASIC chips accounted for 89.0%, 88.6% and 92.2% of our revenue, respectively. If the market for ASIC chips used in cryptocurrency mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our ASIC chips. If we cannot maintain the scale and profitability of our ASIC chips, our business, results of operations and ability to continue to grow will suffer. Furthermore, excess inventories, inventory markdowns, brand image deterioration and margin squeeze caused by declining economic returns for miners or pricing competition for our ASIC chips could all have a material and adverse impact on our business, financial condition and results of operations.

We generate all of our revenue from sales to customers in the PRC. Any adverse development in the regulatory environment in the PRC could have a negative impact on our business, financial condition and results of operations.

We sell all of our ASIC chips to distributors in the PRC which in turn sell our products to cryptocurrency miners. We generate all of our revenue from customers in the PRC. If there is any adverse development in the regulatory environment concerning cryptocurrency mining in the PRC, our business, financial condition and results of operations will be materially and adversely affected. For example, on September 15, 2021, ten PRC governmental authorities including the PBOC issued the Notice on Further Preventing and Disposing of Risks in Cryptocurrency Trading and Speculation. This notice reiterates that cryptocurrencies do not have the same legal status as legal currencies, and emphasizes that cryptocurrency-related businesses are illegal financing activities such as conducting exchanges between legal currencies and cryptocurrencies, exchanges among different cryptocurrencies, trading cryptocurrencies as a central counterparty, matching and pricing services for cryptocurrency transactions, token issuance and financing, and cryptocurrencies derivatives transactions. There is no assurance that we will be able to effectively respond to any changes in PRC industrial policies as well as their implementation and interpretation. To the extent we are not able to generate sufficient sales from overseas markets to offset any decrease in demand from our PRC customers, our business and results of operations will be negatively impacted. In particular, if the PRC government completely bans the mining, even the upstream and downstream industry of the mining, possession and use of cryptocurrency, we will not be able to sell our products in the PRC, and we may not be able to generate sufficient sales overseas to make up for such loss of business in the PRC.

In addition, PRC government authorities have broad powers to adopt regulations and other requirements affecting or restricting our operations, including tax policies. Moreover, these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. We cannot assure you that we will not face administrative fines or penalties concerning our operations or our subsidiaries, which could have a material adverse impact on our results of operation.

Our ASIC chips business depends mainly on supplies from a single third-party foundry, and any failure to obtain sufficient foundry capacity from this foundry would significantly delay the shipment of our products.

As a fabless IC design company, we do not own any IC fabrication facilities. A leading semiconductor foundry has been our major third-party foundry partner for our ASIC chips business (the “Foundry Partner”). In 2020, 2021 and 2022, the value of the ICs we purchased from the Foundry Partner accounted for 84.0%, 45.3% and 49.6%, respectively, of our total procurement for the respective periods. It is important for us to have a reliable relationship with the Foundry Partner and other future foundry service providers to ensure adequate product supply to respond to customer demand.

We cannot guarantee that the Foundry Partner will be able to meet our manufacturing requirements. The ability of the Foundry Partner to provide us with foundry services is limited by its technology migration, available capacity and existing obligations. If the Foundry Partner fails to succeed in its technology migration, it will not be able to deliver to us qualified ICs, which will significantly affect our technological advancement and shipment of ASIC chips. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition. In addition, we do not have a guaranteed level of production capacity from the Foundry Partner. We do not have long-term contracts with the Foundry Partner, and we source our supplies on a purchase order basis and prepay the purchase amount. As a result, we depend on the Foundry Partner to allocate to us a portion of its manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields and to deliver those products to us on a timely basis and at acceptable prices. If the Foundry Partner raises its prices or is unable or unwilling to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with the Foundry Partner deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of the Foundry Partner that are larger and/or better financed than we are, or that have long-term contracts with it, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, the Foundry Partner may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition.

In particular, the production of our ASIC chips may require advanced IC fabrication technologies, and foundries other than the Foundry Partner might not have sufficient production capacity for such technologies, if at all, to meet our requirements. This may expose us to risks associated with engaging new foundries. For example, using foundries with which we have not established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

Other risks associated with our dependence on a single third-party foundry include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of our intellectual property and limited ability to manage inventory and parts. In particular, although we have entered into confidentiality agreements with our Foundry Partner for the protection of our intellectual property, it may not protect our intellectual property with the same degree of care as we use to protect our intellectual property. See “—If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total revenue and increase our costs.” If we fail to properly manage any of these risks, our business and results of operations may be materially and adversely affected.

Moreover, if the Foundry Partner suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture our products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, we may encounter supply delays or disruptions.

Mining difficulty for any reason would negatively affect the economic returns of cryptocurrency mining activities, which in turn would decrease the demand for and/or pricing of our products.

The difficulty of cryptocurrency mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for cryptocurrency miners, which in turn affects the demand for our ASIC chips. Cryptocurrency mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the cryptocurrency network. The cryptocurrency algorithm is designed so that one block is generated within a certain time period, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change, the amount of computing power required to generate each block increases and hence the mining difficulty also increases. In other words, based on the current design of the cryptocurrency network, cryptocurrency mining difficulty would increase together with the total computing power available in the cryptocurrency network, which is in turn affected by the number of cryptocurrency mining machines in operation. As a result, strong growth in sales of our ASIC chips can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of cryptocurrency mining and resulting in downward pressure on the expected economic return of cryptocurrency mining and the demand for, and pricing of, our products.

Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, may suffer from hacking and fraud risks, which may erode user confidence in cryptocurrency which would in turn decrease the demand for our ASIC chips that are used in cryptocurrency mining machines.

Cryptocurrency transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target cryptocurrency exchanges and cryptocurrency transactions so as to gain access to thousands of accounts and digital wallets where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and all cryptocurrency transactions are permanent because there is no third party or payment processor. Cryptocurrency has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of cryptocurrency and therefore affecting its demand and price. Also, the price and exchange of cryptocurrency may be affected due to fraud risk. While cryptocurrency uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. All of the above may adversely affect the operation of the cryptocurrency network which would erode user confidence in cryptocurrency, and which would negatively affect demand for our products.

Cryptocurrency mining activities are energy-intensive. The availability and cost of electricity will restrict the geographic locations of mining activities, thereby restricting the geographic locations of miners and sales of our products.

Cryptocurrency mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for cryptocurrency mining activities in that jurisdiction, which may in turn decrease the sales of our ASIC chips in that jurisdiction.

In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for cryptocurrency mining activities or government measures restricting or prohibiting the use of electricity for cryptocurrency mining activities. Any such development in the jurisdictions where we sell our ASIC chips that are used in cryptocurrency mining machines could have a material and adverse effect on our business, financial condition and results of operations.

Failure at tape-out or failure to achieve the expected final test yields for our ASIC chips could negatively impact our operating results.

The tape-out process is a critical milestone in our business. A successful tape-out means all the stages in the design and verification process of our ASIC chips have been completed, and the product is ready to be sent for manufacturing. A tape-out will be either a success or a failure, and in the latter case design modifications will be needed. The tape-out process is very costly, and repeated failures can significantly increase our costs, lengthen our product development period and delay our product launch. While we have consistently achieved successful initial tape-outs in the initial batch historically, we cannot assure you that we will be able to continue to have a high tape-out success rate in the future.

Once tape-out is successful, the ASIC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both of product design, which is developed by us, and process technology, which typically belongs to a third-party foundry, such as the Foundry Partner in our case. While we have historically achieved high final test yields, such as 99% between 2020 and 2022, we cannot assure you that we will be able to maintain such high final test yields in the future. Low final test yields can result from either a product design deficiency or a process technology failure or a combination of both. As such, we may not be able to identify problems causing low final test yields until our product designs go to the manufacturing stage, which may substantially increase our per unit costs and delay the launch of new products.

For example, if the Foundry Partner experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. We cannot be certain that the Foundry Partner will be able to develop, obtain or successfully implement process technologies needed to manufacture future generations of our products on a timely basis. Moreover, during the periods in which foundries are implementing new process technologies, their manufacturing facilities may not be fully productive. A substantial delay in the technology transitions to smaller geometry process technologies could have a material and adverse effect on us, particularly if our competitors transition to such technologies before us.

In addition, resolution of yield problems requires cooperation among us, the Foundry Partner and package and test partners. We cannot assure you that the cooperation will be successful and that any yield problems can be fixed.

Any failure of our products to meet the necessary quality standards could adversely affect our reputation, business and results of operation.

The quality of our products is critical to the success of our business and depends significantly on the effectiveness of our and of our manufacturing service providers’ quality control systems. In our efforts to quickly meet new market trends and demand and to adopt new technologies, our products may not have adequate time to go through our normal rigorous testing procedures and final inspection, which could result in instances where our products cannot reach the required performance standard, or our products are found to be defective. These instances could result in our customers suffering losses. Defects detected before product delivery to our customers may result in additional costs for remediation and rework. Defects detected after the delivery and installation of our products may result in our incurring further costs relating to inspection, installation, remediation or product return, which may result in damages to our reputation, loss of customers, government fines and disputes and/or litigation.

In addition, we outsource a portion of our product manufacturing process to certain production partners, and in those instances we require these production partners to purchase parts and components from other third-party suppliers. Although we carry out quality inspections for the manufacturing process and the parts and components purchased by our production partners, we cannot assure you that we will always be able to detect defects in the manufacturing process or the parts and components purchased. Any defect in our third party manufacturing process or parts and components purchased by them may lead to defects in our finished products, which may in turn increase our costs as well as damage our reputation and market share. We may not be able to procure contractual or other indemnities from the suppliers of the defective parts and components adequately, or at all. We may be subject to product liability claims and litigation for compensation which could result in substantial and unexpected expenditures and could materially and adversely affect our cash flow and operating results.

We may be unable to make the substantial investments in research and development that are required to remain competitive in our business.

Advances in cryptocurrency mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2020, 2021 and 2022, we incurred research and development expenses of RMB22.5 million, RMB53.2 million and RMB48.4 million (US$7.0 million), respectively. We are committed to investing in new product development in order to stay competitive in our markets. We are driven by market demand, and we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs. The carrying value of our inventories were RMB9.5 million, RMB66.8 million and RMB77.8 million (US$11.3 million) as of December 31, 2020, 2021 and 2022, respectively.

The average selling prices of our products may decrease from time to time due to technological advancement and we may not be able to pass such decreases onto our suppliers, which may in turn adversely affect our profitability.

The IC design industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which have generally translated to a shorter life cycle and a gradual decrease in the average selling prices of products over time. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of the IC design industry, there are no assurances that we will be able to pass on any decrease in average selling prices of our products to our suppliers. In the event that average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

If we are unable to effectively execute our growth strategies, maintain our rapid growth trends and manage risks associated with expanding the scale of our operations, our ability to grow our business and establish our overseas market may be negatively affected.

We have experienced rapid growth and significantly expanded our business in recent years. For the years ended December 31, 2020, 2021 and 2022, our revenue amounted to RMB54.6 million, RMB631.8 million and RMB473.7 million (US$68.7 million), respectively. We may not be able to grow our revenue in the future if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

To accomplish our growth strategies and manage the future growth of our operations, we will be required to enhance our research and development capabilities, improve our operational and financial systems and internal controls, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers, research institutions, third-party manufacturers and other third parties. Moreover, as we introduce new products or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar.

Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth and expansion. The success of our growth strategies depends on a number of external factors, such as the growth of the semiconductor market and the demand for cryptocurrency, the level of competition we face and evolving customer behavior and preferences. If we are unable to execute our growth strategies or manage our growth effectively, we may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect our business prospects and results of operations.

As part of our growth strategy, we plan to expand our sales outside of the PRC. As we continue to grow our business and expand our operations globally, we will continue to sell our products into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. The expansion exposes us to a number of risks, including:

•	difficulty in managing multinational operations;

•	we may face competitors in the overseas markets who are more dominant and have stronger ties with customers and greater financial and other resources;

•	fluctuations in currency exchange rates;

•	challenges in providing customer services and support in these markets;

•	challenges in managing our international sales channels effectively;

•	unexpected transportation delays or interruptions or increases in international transportation costs;

•	difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control of the U.S., or OFAC, on various foreign states, organizations and individuals;

•	inability to obtain, maintain or enforce intellectual property rights;

•	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

•	changes in a specific country or region’s political or economic conditions or policies;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•

governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the exit of the United Kingdom from the European Union, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and China as well as other potential international trade disputes, all of which could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

If we are unable to effectively manage these risks, our ability to expand our business abroad will be impaired, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our limited operating history and rapid revenue growth may make it difficult for us to forecast our customer demand and our business development, or to assess the seasonality and volatility in our business.

As the markets for ASIC chips are relatively young and still developing, we cannot forecast longer-term demand or order patterns for our products. We commenced our operation in December 2017. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. For example, foundries need other electronic components to manufacture our ASIC chips. These electronic components are also used in the manufacture of traditional consumer electronic products. As a result, to the extent there are cycles and fluctuations in the consumer electronics industry, they may have an impact on the supply of our raw materials. If we or our foundry partner are unable to secure raw materials due to these factors, or if any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand, our total revenue would be adversely affected and our reputation with our customers may be damaged. In addition, Our business highly correlate with market prices of cryptocurrencies as our ASIC chip is the core component of the cryptocurrency mining machine. The market prices of cryptocurrencies are highly volatile and exhibit no material season-related pattern of fluctuations.

We rely on a limited number of third parties to package and test our products.

In addition to IC fabrication, we rely on a limited number of production partners, including the ASE Group and ACCESS for IC packaging and testing services. We also maintain collaborative relationships with several semiconductor component manufacturers. Reliance on these third parties for the testing and packaging of our ASIC chips presents significant risks to us, including the following:

•	limited control over delivery schedules, quality assurance, final test yields and production costs;

•	potential failure to obtain, or delay in obtaining, key process technologies;

•	failure by us to find an alternative supplier;

•	capacity shortages during periods of high demand;

•	shortages of materials;

•	unauthorized use of our intellectual property;

•	limited warranties on ICs or products supplied to us; and

•	potential increases in prices.

The ability and willingness of our production partners to adequately and timely perform is largely beyond our control. If one or more of these production partners fail to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. If any of our production partners fail to deliver quality products and components to us on time and at reasonable prices, we could face difficulties in fulfilling our customers’ orders, our total revenue could decline and our business, financial condition and results of operations would be adversely affected.

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

We may incur net cash outflows at an early stage of our production because we are required to prepay the Foundry Partner before the service is provided in order to secure the foundry service provider’s production capacity. As of December 31, 2020, 2021 and 2022, the outstanding balance of prepayments we made to our foundry service providers amounted to approximately RMB5.7 million, RMB22.2 million and RMB13.9 million (US$2.0 million), respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, or at all, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.

We had a concentration of credit risk because we derived our revenue from a limited number of customers

We sell our ASIC chips to distributors, who then install the chips in end applications and sell the products embedded with our chips to end users, including both companies and individuals. Our customer base consists of distributors located in the PRC. For the year ended December 31, 2020, we had 12 customers, among which two customers each accounted for over 10% of our total revenue with one accounting for approximately 60.4% and the other accounting for 15.1%. For the year ended December 31, 2021, we had 24 customers with three contributing more than 10% of our revenue each, accounting for 24.6%, 22.9% and 17.8%, respectively, of our revenue. For the year ended December 31, 2022, we had seven customers with three contributing more than 10% of our total revenue each, accounting for 47.3%, 33.3% and 17.4%, respectively. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of our products. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

Power shortages, labor disputes and other factors may result in constraints on our production activities.

The production of our ASIC chips is dependent on adequate supplies of power and labor. If our production partner experiences power shortages or labor disputes for any reason, it would likely result in disruptions to the production activities we outsource to them. For example, in October 2021, one of our production partners in Guangdong province had to reduce the number of workdays in a week due to government-mandated power outages. There can be no assurance that our operations will not be affected by power shortages, labor disputes or other factors in the future, thereby causing material production disruptions and delays in our delivery schedule. In such event, our business, results of operations and financial condition could be materially and adversely affected.

We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.

We operate in highly competitive industries for ASIC chips used in cryptocurrency mining solutions, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on the design of ASIC chips, but also new entrants that include well-established players in the semiconductor industry, or players that have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of ASIC chips in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total revenue and increase our costs.

We develop and protect our intellectual property portfolio by registering our patents, copyrights, IC layout design rights, utility models, trade secret laws and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. However, we cannot assure you that the strategies and steps we are taking are sufficient to protect our intellectual property rights or that, notwithstanding legal protection, others do not or will not infringe or misappropriate our intellectual property rights. If we fail to adequately protect our intellectual property rights, or if changes in laws diminish or remove the current legal protections available to them, the competitiveness of our products may be eroded and our business could suffer. As of the date of this annual report, we have registered five trademarks and a total of seven patents in the PRC, including three inventions and four utility model patents. As of the same date, we have registered ten software copyrights and 25 IC layout-design rights in the PRC. The rights granted to us under our patents, IC layout-design rights and copyrights, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any failure of our patents, copyrights and IC layout-design rights to adequately protect our technologies may allow our competitors to offer similar products or technologies. We may not be able to protect our intellectual property rights in some countries where our products may be sold in the future. Even if intellectual property rights are granted outside of the PRC, effective enforcement in those countries may not be available to us, primarily due to the relatively weak legal regime protecting intellectual property rights in those countries and the difficulties to defend and enforce such rights. Accordingly, we may not be able to effectively protect our intellectual property rights in those countries. Many companies have encountered substantial intellectual property infringement in the PRC as well as in many of the countries where we may sell our products in the future.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may already have occurred or may occur in the future without our knowledge. Any failure by us to effectively protect our intellectual property could reduce the value of our technologies and impair our ability to compete. We may in the future need to initiate infringement claims or litigation. Litigation can be expensive and time-consuming and may divert the efforts of our technical staff and managerial personnel, which could result in lower total revenue and higher expenses, whether or not such litigation results in a determination favorable to us.

We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

As is typical in the semiconductor industry, we may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services. The semiconductor industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce these rights. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and to increasing competition and overlap of product functionality in our markets. Additionally, we have in the past entered into and may continue in the future continue to enter into licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in the development of our products. As with any business relationship, we may face disputes and lawsuits related to those intellectual property licensing agreements. As our operations continue to grow in size and scale, the likelihood of us becoming involved in intellectual property related lawsuits and disputes to protect or defend our intellectual property rights and the use of third-party intellectual property rights will likely increase.

In addition, it is extremely difficult for us to monitor all of the patent applications that have been filed in the PRC, the United States or in other countries or regions and to determine whether, if such pending patents are granted, such patents would have a material and adverse effect on our business if our product and service offering were to infringe upon them.

Third parties may file claims against us or our customers alleging that our products, processes, or technologies infringe their patents or intellectual property rights. Regardless of their merits or resolutions, such claims would likely be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, some of our customer agreements in the future may require us to indemnify and defend our customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with our customers and may deter future customers from doing business with us. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacturing, use or sale of the infringing products, processes or technologies;

•	stop shipment to certain geographic areas;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing processes, technologies or products;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor in order to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers to discontinue their use of or replace infringing products sold to them with non-infringing products.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal controls. In accordance with the standards of the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The two material weaknesses identified relate to the following: (a) during its audit, our independent registered public accounting firm noted that our internal control over financial reporting was not effective due to (i) inadequate segregation of duties and effective risk assessment; (ii) lack of personnel adequately trained in U.S. GAAP; and (iii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both U.S. GAAP and SEC guidelines for reporting and compliance; and (b) we do not have control in place to ensure that all board meetings are documented in the meeting minutes.

For the year ended December 31, 2022, we and our independent registered public accounting firm identified a significant deficiency due to the lack of appropriate segregation of duties around creating and posting of journal entries in connection with the audit of our consolidated financial statements as of December 31, 2022. In addition, we and our independent registered public accounting firm identified a significant deficiency relating to our cash management in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2020. Such significant deficiency was that our bank reconciliations were not signed by the preparer and reviewer. This significant deficiency was subsequently fully remedied and no longer existed in 2021. In accordance with the standards of the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

We have begun and will continue to implement measures to address the material weaknesses and significant deficiencies. For details of these remedial measures, see “Item 15. Controls and Procedures—Remediation of the Material Weakness in Internal Control.” However, the implementation of those measures may not fully remediate these material weaknesses and significant deficiencies in a timely manner. In the future, we may determine that we have additional material weakness and significant deficiencies or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weakness and significant deficiencies or our failure to discover and address any other material weakness or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, especially our research and development personnel, could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in large part, on the continued contributions of our senior management team, specifically our founders Mr. Qiang Ding and Mr. Chaohua Sheng.

In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and especially research and development personnel. As the driver of our technological and product innovations, our research and development personnel represent a very significant asset of ours. As the technology in the semiconductor industry is advancing at a quick pace, there is an increasing need for skilled engineers. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Moreover, we cannot assure you that we will be able to retain key existing employees. The loss of any of our founders, senior management or research and development team members could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees, especially our key research and development personnel which includes our founders, or our inability to retain, attract and motivate qualified research and development personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our research and development activities may not result in the successful development of new products.

We are committed to various research and development activities for the growth of our business. These activities and efforts include launch of new products in the field of IoT through the development of our two technology platforms to diversify our product offerings and broaden the applications of our proprietary technologies.

There is no assurance that any research and development activities conducted by us will be completed within the anticipated time frame or that the costs of such research and development activities can be fully or partially recovered. We cannot assure you that we can ultimately commercially produce and market new products. Furthermore, if our research and development activities do not result in the successful development of new products, our reputation, business prospects, financial conditions and results of operations could be materially and adversely affected.

Our corporate actions are significantly influenced by our co-founders, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes at general meetings of our shareholders. As of March 31, 2023, our co-founders Mr. Qiang Ding and Mr. Chaohua Sheng, will beneficially own 100% of our issued and outstanding Class B ordinary shares, representing approximately 92.2% of the aggregate voting power of our issued and outstanding share capital. The interests of our co-founders may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association, which had become effective after our initial public offering, may, among other things, discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our co-founders. As a result of the foregoing, the value of your investment could be materially reduced.

We will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of Nasdaq because Mr. Qiang Ding, one of our co-founders, the chairman of the board of directors and chief executive officer, will hold more than 50% of the aggregate voting power of our total issued and outstanding share capital. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including exemptions from the rule that a nomination and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may engage in acquisitions or strategic alliances that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

Although we have not engaged in acquisitions or strategic alliances in the past, we may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation, or (iii) expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches to date. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Preferential tax treatment currently available to us in the PRC could be discontinued or reduced.

As a foreign-invested enterprise in the PRC in IC design industry, according to Announcement on Corporate Income Tax Policies for Promoting High-quality Development of the Integrated Circuit and Software Industries issued by the Ministry of Finance and other relevant authorities on December 11, 2020, our PRC subsidiary Shanghai Intchains qualifies for preferential tax treatment which allows it to be exempt from paying EIT for the first two years after it begins to generate taxable income, and to pay EIT at half of the statutory rate for the following three years. Shanghai Intchains expects to generate taxable income for the first time for the year ending December 31, 2021. When the benefits we currently receive under this preferential tax treatment expire in the future and if we do not receive any new and comparable preferential tax treatment, our financial condition and results of operations may be materially and adversely affected. In addition, we received tax refund of VAT, EIT, personal income tax and stamp duty from local government at certain percentages according to agreements entered annually since 2019. We cannot assure you that we will continue to qualify for these tax abatements or refunds in the future, or that the policies providing for them will remain in effect.

Shanghai Intchains was certified as a High and New Technology Enterprise in Shanghai, and therefore has been entitled to an EIT rate of 15.0% for a period of three years in 2019, which was renewed in 2022 for another three years. Under the PRC Enterprise Income Tax Law, or the EIT Law, and its relevant regulations, PRC companies are typically subject to an income tax rate of 25% under the EIT Law. Meanwhile, we shall, in accordance with the requirements of the tax authority and other relevant authorities, retain and submit our financial statements together with details of our research and development activities and other technological innovation activities for future reference to enjoy the preferential tax treatment. As advised by Jingtian & Gongcheng, our PRC legal adviser, if we fail to provide materials retained for future reference, we will not be entitled to enjoy the preferential tax treatment, as well as other benefits conferred under the accreditations.

We require various approvals, licenses, permits and certifications to operate our business. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify any such non-compliance. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations at the production facilities and research and development facilities that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

We cannot assure you that we will be able to fulfill all the conditions necessary to obtain and maintain all required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to comply with any new laws, regulations or policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or if we experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our raw material or component suppliers, production partners, customers or employees.

We may from time to time be involved in disputes with various parties arising out of our operations, including raw material or electronic components suppliers, production partners, customers or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable decisions that may result in liabilities and cause delays to our production and delivery. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.

We do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. If we were subject to substantial liabilities we could incur costs and losses that could materially and adversely affect our results of operations and financial condition.

We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.

Our operations may require additional capital or financing from time to time in order to achieve further growth. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations and diversify our product offering. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows and the liquidity of international capital and lending markets. In addition, our loan agreements may contain financial covenants that restrict our ability to incur additional indebtedness or to distribute dividends. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financing could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our ordinary shares or ADSs. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or pandemics, and other outbreaks, most notably those related to the outbreak of COVID-19.

Our business could be adversely affected by the effects of epidemics or pandemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), ebola or any other epidemic or pandemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities.

Following the outbreak of COVID-19 in early, 2020, many businesses and social activities in China and other countries and regions have been severely disrupted starting in the first quarter of 2020, including those of our suppliers, customers and employees. Although mainland China ended COVID-19 pandemic control measures in December 2022, there is no assurance that COVID-19 or another pandemic will not emerge in the future, which may cause market panics and materially and negatively affect the global financial markets. Such disruption and the potential slowdown of the world’s economy could have a material adverse effect on our results of operations and financial condition. We and our customers experienced and may continue to experience significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which may cause shortage in the supply of raw materials, increase the likelihood of default from our customers and delay our product delivery. A pandemic could also lead to great volatility in the cryptocurrency price, which may negatively affect the demand for our ASIC chips both in terms of the price and the quantity. Our business operations were disrupted, and may continue to be disrupted, if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these had, and may continue to, have a material adverse effect on our results of operations and financial condition.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and could adversely affect our business, financial condition, results of operations or prospects.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest several geographic areas in the world, which have resulted in volatility in financial and other markets. There have also been concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC.

There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenue for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

If counterfeit products are sold under our brand names and trademarks, our reputation and financial results could be materially and adversely affected.

Third-party merchants and dealers are separately responsible for sourcing counterfeit products that are sold under our brand names and trademarks. Counterfeit products may be defective or inferior in quality as compared to authentic products. If our customers are not satisfied by counterfeit products sold under our brand names and trademarks, we may be subject to reputational damage. We believe our brand and reputation are important to our success and our competitive position. The discovery of counterfeit products sold under our brand names and trademarks may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

Risks Relating to Doing Business in the PRC

Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our ADSs.

Due to our extensive operations in China, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, allocation of resources and legal system. While China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In July 2021, the Chinese government provided new guidance to and placed restrictions on mainland China-based companies raising capital outside of mainland China. In light of the recent developments in China and the overall risks with the China-based variable interest entities, or VIE, structure, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we do not have a VIE structure, due to our extensive operations in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ADSs, may also be adversely affected.

The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

We have been advised by Jingtian & Gongcheng, our PRC legal adviser, that we have obtained all necessary permissions or approvals and authorizations in mainland China in all material aspects in relation to conducting our IC design business operations in mainland China. Except for the business licenses issued by the local branch of the State Administration for Market Regulation, which our PRC subsidiaries have obtained and are in full force and effect as of the date of this annual report, Intchains Group Limited and our PRC subsidiaries are not required to obtain other licenses, approvals or permits to conduct our IC design business operations in mainland China.

To the best of our knowledge, as of the date of this annual report, there are no laws or regulations that are or will be adopted in the near future by PRC government authorities that would prevent us from maintaining the business licenses we have obtained or would require us to obtain additional licenses or qualifications in order to operate our IC design business.

However, the Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our business operations that could require us to seek permission from Chinese authorities to continue to operate our business, we may be unable to obtain such approval requirements or maintain our business licenses which may adversely affect our business, financial condition and results of operations, and could have a material adverse effect on the trading price of the ADSs. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in mainland China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs to our investors, and could cause the value of our ADSs to significantly decline or become worthless.

Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ADSs.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to China, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China and issuing statements indicating enhanced review of companies with significant China-based operations. On October 7, 2022, the Bureau of Industry and Security (“BIS”) under the Commerce Department of the U.S. issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductor products (the “Rule”). Although the Rule is intended to restrict China’s ability to purchase and manufacture certain high-end chips used in military applications, it may result in negative impact on companies that provide advanced computing chips, products containing such chips, or items related to supercomputers and semiconductors to customers based in China. The Rule sets forth the following restrictions, among others, (i) adding certain advanced and high-performance computing chips and computer products that contain such chips to the Commerce Control List of BIS (“CCL”); (ii) adding new license requirements for items destined for an end use relating to supercomputer or semiconductor development or production in China; (iii) adding certain semiconductor manufacturing equipment and related items to the CCL; and (iv) adding new license requirements for items intended for any semiconductor fabrication facility in China that fabricates ICs meeting specified criteria. Historically, we provided integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications only. While it does not appear that the Rule is directly applicable to us, we cannot assure you that regulatory authorities will not reach a different conclusion. Should our products be deemed to come within the purview of the Rule, our business, financial condition and results of operations may be materially and adversely affected.

It is unknown whether and to what extent new U.S. government legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to China, on our industry or on us. Any unfavorable government policies on cross-border relations and/or international trade, including increased scrutiny on companies with significant China-based operations, capital controls or tariffs, may affect our ability to raise capital, the market price of our ADSs or prevent us from selling our products in certain countries. Furthermore, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us.

If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tensions or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ADSs.

While we have implemented internal control measures to mitigate our risk exposure to international sanctions, sanctions laws and regulations are constantly evolving, and new persons and entities are regularly added to the list of sanctioned persons. Further, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of the United States, the European Union, the United Nations or any other jurisdictions were to determine that any of our future activities constitutes a violation of the sanctions they impose or provides a basis for a sanction’s designation of our group.

The approval of the CSRC, CAC or other Chinese regulatory agencies may be required in connection with our offshore offerings under Chinese law. and, if required, we cannot predict whether we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by Chinese companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles shall obtain approval from the China Securities Regulatory Commission, or the CSRC, prior to publicly listing their securities on an overseas stock exchange.

Based on our understanding of the Chinese laws and regulations in effect as of the date of this annual report, we will not be required to submit an application to the CSRC for its approval of our offshore offerings and the listing and trading of our ADSs on the Nasdaq under the M&A Rules. As of the date of this annual report, we, or any of our subsidiaries have not applied for, received or been denied approval from any Chinese authorities to issue securities in our offshore offerings and/or the listing and trading of our ADSs on the Nasdaq nor have we, or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or Cybersecurity Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Measures, online platform operators holding personal information of more than one million users and seeking a listing outside China must file for a cybersecurity review with the Cybersecurity Review Office before conducting any listing on a foreign stock exchange. In addition, the purchase of network products and services of a critical information infrastructure operator, or CIIO, and data processing activities of an online platform operator that affect or may affect national security, shall be subject to a cybersecurity review. Alternatively, relevant governmental authorities in the PRC may initiate a cybersecurity review if such governmental authorities determine any network products and services and data processing activities affect or may affect national security.

On November 14, 2021, the CAC published the Regulations on the Administration of Cyber Data Security (Draft for Comments), or Draft Cyber Data Regulations, pursuant to which a “data processor” processing personal information of more than one million individuals and seeking a listing outside China must file for a cybersecurity review. Also, a data processor shall also be subject to cybersecurity review if it conducts other activities that affect or may affect national security. As of the date of this annual report, the Draft Cyber Data Regulations is still in draft form and is not yet legally effective.

As we do not operate any online platform in China, we are not an “online platform operator” holding personal information of more than one million users which is required to file for a cybersecurity review offering pursuant to the Cybersecurity Measures and we are not an CIIO, or an “online platform operator” holding personal information of more than one million users or conducting data processing activities or affect or may affect national security which shall be subject to the cybersecurity review. Therefore, the Measures for Cybersecurity Review will not have material impact on our business and our offering. However, we cannot guarantee that the relevant PRC regulatory authority will not take a view that is contrary to or otherwise different from the opinion stated above. Currently, the Cybersecurity Measures and the Draft Cyber Data Regulations have not materially affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a CIIO or an “online platform operator” or a “data processor” who collects, stores, uses and processes important data under the PRC cybersecurity laws and regulations.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cyber Security Law and Data Security Law.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which have come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and have come into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by the Company or PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date of this annual report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our offshore offerings from the CSRC, the Cyberspace Administration of China, or the CAC, or any other Chinese authorities that have jurisdiction over our operations.

Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not required to submit an application to the CSRC or the CAC for the approval of our offshore offerings and the listing and trading of our ADSs on the Nasdaq. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined that we are subject to the Trial Measures for the listing of the ADRs on the Nasdaq, we may fail to obtain required approval, complete required filing or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures for our offshore offerings, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC, the CAC or other Chinese regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the ADSs. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the ADSs.

Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors or their affiliates that are located in China. The delisting of our ADSs, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issued the audit report included in this annual report, as auditor of companies that are traded publicly in the United States and as a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, which is based in New York, is currently subject to inspection by the PCAOB at least every three years. However, our auditor’s China affiliate is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

On March 18, 2021, the SEC adopted on an interim basis rules disclosure requirements for companies with PCAOB member auditors whom the PCAOB has determined that it cannot inspect their operations within a foreign jurisdiction (“Covered Issuers”). Covered companies are required to disclose in their annual reports on Form 20-F: (i) that, during the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer; (ii) the percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized; (iii) whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer; (iv) the name of each official of the Chinese Communist Party (“CCP”) who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and (v) whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the CCP, including the text of any such charter. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted rules governing its procedures for making determinations as to its inability to inspect or investigate registered firms headquartered in a particular foreign jurisdiction or which has an office in a foreign jurisdiction (a “PCAOB-Identified Firm”). Promptly after the effective date of this rule, the PCAOB would make determinations under the HFCA Act to the extent such determinations are appropriate. Thereafter, the PCAOB would consider, at least annually, whether changes in facts and circumstances support any additional determinations. The PCAOB would make additional determinations as and when appropriate, to allow the SEC on a timely basis to identify Covered Issuers pursuant to the SEC rules. The rule became effective when the SEC approved the rule on November 4, 2021. On December 2, 2021, the SEC finalized its rules regarding disclosure by Covered Issuers. In addition, the release discussed the procedures the SEC would follow in implementing trading prohibitions for Covered Issuers. A foreign company would have to be designated a Covered Issuer three years in a row to be subject to a trading prohibition on that basis. The trading suspension would prohibit trading of the Covered Issuer’s securities on any exchange or in the over-the-counter markets. The trading prohibition will be terminated if the Covered Issuer certifies to the SEC that the issuer has retained a registered public accounting firm that the PCAOB has inspected to the satisfaction of the SEC and files financial statements that include an audit report signed by the non-PCAOB-Identified Firm. The SEC is not required to engage in rulemaking to implement the trading prohibition provisions of the HFCA Act. Neither the Act nor the SEC’s release create an obligation for an exchange to delist the Covered Issuer, but the SEC noted that under existing listing rules of the exchanges, a trading prohibition would be grounds for delisting.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the U.S. Securities and Exchange Commission’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. The PCAOB is required to reassess its determinations as to whether it is able to carry out inspection and investigation completely and without obstruction by the end of 2022.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCAA. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCAA to reduce to number of consecutive years an issuer can be identified as a Covered Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Covered Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Covered Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Covered Issuer for two consecutive years in the future. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Economic, political and social conditions as well as governmental policies in the PRC could adversely affect our business, prospects, financial condition and financial results.

A majority of our business operations is currently conducted in the PRC and we derive a majority of our revenue from the PRC. The PRC economy differs from the economies of most developed countries in many aspects, including:

•	political structure;

•	level of government involvement and control;

•	growth rate and level of development;

•	level and control of capital investment and reinvestment;

•	control of foreign exchange;

•	allocation of resources; and

•	legal systems.

The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy for approximately four decades as the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the economic, political and social conditions of the PRC and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

More specifically, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and adjustment process may not necessarily have a positive effect on our operations and business development. These actions, as well as other actions and policies of the government of the PRC, could cause a decrease in the overall level of economic activity in the PRC and the surrounding regions and, in turn, have an adverse impact on our business and financial condition.

Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.

The PRC is still in the process of developing a comprehensive statutory framework. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs and matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, many of these laws and regulations are relatively new, and the implementation and interpretation of these laws and regulations remain uncertain in many areas. It may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. Consequently, developments and changes in the PRC laws and regulations, including their interpretation and enforcement, may have a material and adverse effect on our business, financial condition and results of operations. Furthermore, the legal protections available to you under the PRC legal system may be limited.

You may experience difficulties enforcing judgments against us and our management in the PRC.

We are not a Chinese operating company but a Cayman Islands holding company. Substantially all of our assets are located outside of the United States, and substantially all of our current operations are conducted in the PRC. In addition, our current directors and executive officers, including Mr. Qiang Ding, Mr. Chaohua Sheng, Mr. Conway Kong-Wai Lee, Mr. Qingyang Gu, Mr. Weiping Ma and Mr. Chaowei Yan, are nationals and residents of countries other than the United States. Substantially all or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to make capital contributions into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our financial position.

Under several regulations promulgated by SAFE, PRC residents and PRC corporate entities are required to register with and obtain approval from local branches of SAFE or designated qualified foreign exchange banks in mainland China in connection with their direct or indirect offshore investment activities. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of SAFE, with respect to any material change involving that offshore company, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to all direct and indirect shareholders and beneficial owners of our company who are PRC residents, or PRC-Resident Shareholders, and may apply to any offshore acquisitions that we make in the future. To the best of our knowledge, as of the date of this annual report, each of our principal shareholders who is required to make the foreign exchange registration under SAFE Circular 37 had completed such registration. However, we may not at all times be fully aware or informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot assure you that all of our shareholders and beneficial owners who are PRC residents will comply with these foreign exchange regulations.

If any PRC-Resident Shareholder fails to make the required registration or update a previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability on the related PRC-Resident shareholder or our PRC subsidiaries under the PRC laws for evasion of applicable foreign exchange restrictions.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.

We are a Cayman Islands holding company and a certain portion of our operations are conducted through our operating subsidiaries. The ability of our operating subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations.

In particular, under the PRC law, each of our PRC operating subsidiaries may only pay dividends after 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. In addition, the profit available for distribution from our PRC operating subsidiaries is determined in accordance with generally accepted accounting principles in the PRC. This calculation may differ if it were performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC operating subsidiaries to enable necessary profit distributions to our shareholders in the future, which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC operating subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC operating subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions in a timely manner.

Dividends payable by us to our foreign investors and gains on the sale of the ADSs may become subject to withholding taxes under the PRC tax laws.

Under the EIT Law and EIT Implementation Rules, our foreign corporate shareholders may be subject to a 10% income tax upon any gains realized from the transfer of their ADSs and dividends distributable to such foreign corporate shareholder, if such income is regarded as income from “sources within the PRC.” According to the EIT Implementation Rules, whether income generated from transferring equity investments is to be regarded as sources within the PRC or from foreign territory shall depend upon the locations in which the enterprises accepting the equity investment are located. However, it is unclear whether income received by our shareholders will be deemed to be income from sources within the PRC and whether there will be any exemption or reduction in taxation for our foreign corporate shareholders due to the promulgation of the EIT Law. If our foreign corporate shareholders are required to pay PRC income tax on the transfers of the ADSs that they hold or on the gains on the sale of the ADSs by them, the value of our foreign corporate shareholders’ investments in the ADSs may be materially and adversely affected.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business operations.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions after completion of our initial public offering. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and reported to with the Ministry of Commerce or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in mainland China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that RMB capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of the PRC as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in the PRC for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of the ADSs may be subject to a PRC withholding tax.

This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

Government control of foreign currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Under existing PRC foreign exchange regulations, payments of certain current account items can be made in foreign currencies without prior approval from the local branch of SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The restrictions on foreign exchange transactions under capital accounts could also affect the ability of our subsidiaries in the PRC to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Risks Relating to the ADSs

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States has negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors not to invest in China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (PCAOB) also issued a joint statement on April 21, 2020 reiterating the disclosure, financial reporting and other risks involved in investments in companies that are based in emerging markets, as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny regarding our company or business, regardless of its lack of merit, could cause the market price of our ADSs to fall, could divert management resources and energy and could cause us to incur expenses in defending ourselves against rumors.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial trading price declines. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general, and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile due to factors specific to our own operations, including the following:

•	variations in our revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products or our industry;

•	additions or departures of key personnel;

•	the release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In addition, the share price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any share price run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ADSs. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our ADSs after our initial public offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could, in turn, cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after our initial public offering, you must rely on price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class share structure, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in our initial public offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. However, the creation of any pledge, charge, encumbrance or other third party right on any Class B ordinary shares to secure a holder’s contractual or legal obligations, except in cases where and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B ordinary shares, will not be considered as a sale, transfer, assignment or disposition and will not trigger the automatic conversion. In addition, the termination of directorship on the board or employment with us of any holder of Class B ordinary shares will not trigger the automatic conversion either.

Due to the disparate voting powers attached to these two classes of ordinary shares, our co-founders, namely, Mr. Qiang Ding and Mr. Chaohua Sheng, will beneficially own all of our issued Class B ordinary shares, representing 54.3% of our total issued and outstanding share capital as of March 31, 2022 and they will be able to exercise 92.2% of the total voting power of our issued and outstanding share capital as of the same date. You will experience further dilution to the extent that additional Class B ordinary shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, that would exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of the total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from stock indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to ten votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties form seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may follow the home country practice for certain corporate governance practices after our initial public offering which may differ from the requirements of the Nasdaq. If we choose to follow the home country practice, our shareholders may be afforded fewer protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and executive officers, including Mr. Qiang Ding, Mr. Chaohua Sheng, Mr. Conway Kong-Wai Lee, Mr. Qingyang Gu, Mr. Weiping Ma and Mr. Chaowei Yan, are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Fluctuations in the exchange rate between the RMB and the U.S. dollar could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government ended its policy of pegging the value of the RMB to the U.S. dollar. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB had depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the RMB has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the RMB’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of the RMB to the U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in RMB. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially and adversely affect our results of operations and financial position reported in RMB when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We intend to avail ourselves of the extended transition period.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that apply to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you cancel and withdraw such ordinary shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested.

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary may give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if we have timely provided the depositary with notice of meeting and related voting materials and (i) we have instructed the depositary that we wish a discretionary proxy to be given, (ii) we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent the underlying ordinary shares represented by the ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders to influence the management of the company. Holders of ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. As the waiver relates to claims arising as a matter of contract in relation to the ADSs, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility with respect to claims arising before the withdrawal, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who subsequently withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs, including purchasers of ADSs in secondary market transactions, bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of increasing the cost of bringing a claim and limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

The deposit agreement may be amended or terminated without your consent.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. However, amendment to certain rights that may increase costs or prejudice a substantial right of ADS holders will not take effect until 30 days after notice thereof in accordance with the deposit agreement.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by your ADSs indirectly in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares represented by your ADSs in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw such ordinary shares and become the registered holder of such shares prior to the record date for the general meeting.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other public company expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules previously and subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. In addition, we will incur other additional costs associated with our public company reporting requirements under the SEC rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the requirements of the Nasdaq; these practices may afford fewer protection to shareholders than they would enjoy if we complied fully with the Nasdaq.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including:

•	a nomination and corporate governance committee composed entirely of independent directors;

•	a compensation committee composed entirely of independent directors;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

•	have regularly scheduled executive sessions with only independent directors; or

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance standards applicable to U.S. domestic issuers.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or a PFIC, in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets. Because we have valued our goodwill based on the expected market value of the ADSs, a decrease in the price of the ADSs may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—U.S. Federal Income Tax Consequences.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. There can be no assurance that we will not be a PFIC for the current or any future taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of, among other things, lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies have conducted or are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of short selling, and it is not clear what long-term effect the related negative publicity could have on us. We may also be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands and conduct our operations in China through our PRC subsidiaries. We began our operations in December 2017 when Shanghai Intchains Technology Co., Ltd., or Shanghai Intchains, was founded in Shanghai, China.

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2021. In June 2021, Intchains Group Limited was incorporated in the Cayman Islands as our offshore holding company. Shortly after its incorporation, Intchains Group Limited incorporated a wholly-owned subsidiary in the British Virgin Islands, or BVI, namely, Intchains Investment (BVI) Limited, or Intchains BVI. In October 2021, Intchains Global Limited, or Intchains Global, was incorporated in the BVI as a wholly-owned subsidiary of Intchains Group Limited. In February 2022, Intchains Global acquired 100% equity interest in Intchains Pte. Ltd., or Intchains Singapore, a private limited company incorporated in Singapore, for the purpose of holding our planned business in Singapore. Following the incorporation of Intchains BVI, Intchains Technology (Hongkong) Limited, or Intchains HK, was incorporated in Hong Kong in July 2021 as a wholly-owned subsidiary of Intchains BVI. In September 2021, Intchains HK established Jerryken Intelligent Technology (Shanghai) Co., Ltd., or WFOE, as a wholly foreign owned entity in the PRC. In October 2021, Golden Stone Hong Kong Holding Limited, a then independent third party which is wholly owned by Mr. Zhaoyang Ma who is a principal shareholder, acquired 1% equity interest in Shanghai Intchains, upon completion of which, Shanghai Intchains became a sino-foreign equity joint venture. WFOE acquired approximately 82.49% equity interest in Shanghai Intchains in November 2021 and further acquired the remaining 17.51% equity interest in Shanghai Intchains in December 2021, and Intchains Group Limited became the ultimate holding company of our operating subsidiaries.

On July 8, 2022, we subdivided our authorized share capital from US$50,000 divided into US$0.0001 par value each to US$50,000 divided into US$0.000001 par value each.

For an organizational structure of the Company and its subsidiaries and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Corporate Information

We are a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. Our principal executive offices are located at 9/F, A Block, No.333 Haiyang No.1 Road, Lingang Science and Technology Park, Pudong New Area, Shanghai, 201306, the People’s Republic of China, and our telephone number is +86 021 5896 1080. Our primary website address is http://www.intchains.com. The information on our websites do not form a part of this annual report. In March, 2023, we completed our initial public offering on the Nasdaq Capital Market. In the offering, 1,114,516 ADSs, representing 2,229,032 Class A ordinary shares, were issued and sold to the public at a price of USD 8.00 per ADS, after underwriter partially exercised over-allotment option to purchase additional ADSs. Our agent for service of process in the United States is Puglisi & Associates, located at t 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We are a provider of integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications. We have a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. We have strong supply chain management through our well-established business partnership with a leading foundry, which helps to ensure our product quality and stable production output.

Our products consist of high-performance computing ASIC chips that have high computing power and superior power efficiency as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. We design our ASIC chips in-house, which enables us to leverage proprietary silicon data to deliver products reflecting the latest technological developments ahead of our competitors. As of December 31, 2022, we had completed a total of eight tape-outs using our “Xihe” Platform for 22nm ASIC chips, achieving a 100% success rate for all our tape-outs.

Our strong commitment to advanced research and development enables us to innovate continuously and create ASIC chips with superior performance to power ratio at reasonable cost. We will continue to devote significant resources to design and tailor our ASIC chips for use in high-technology applications.

Our total revenue increased significantly from RMB54.6 million in 2020 to RMB631.8 million in 2021 and decreased to RMB473.7 million (US$68.7 million) in 2022. Our net income increased from RMB8.2 million in 2020 to RMB450.1 million in 2021 and decreased to RMB355.2 million (US$51.5 million) in 2022, which was in line with the broad decline of cryptocurrency market in 2022.

Our Business Model

We are a provider of integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications. We utilize a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. See forth below is a diagram illustrating the general process of our ASIC chip design and production:

Our “Xihe” Platform

We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. The platform integrates our self-developed blockchain PoW algorithms and related cryptographic algorithms, as well as our systematic data analysis process. Since our inception, we have developed over 40 different hardware models and several innovative systems under the “Xihe” Platform that are dedicated to the research and development of chips, including a factory production test system, an after-sales data system, a computing server system and a batch management system.

Our “Xihe” Platform is a platform based on advanced computing technologies and focused on the application of HPC ASIC chips and their related integrated solutions in the blockchain field. The “Xihe” Platform helps to facilitate our research and development in the application of high power computation in the blockchain field and enables us to achieve shorter time-to-market of our products and achieve lower cost and higher gross profit. The advantages of the “Xihe” Platform include the following:

•

it continuously establishes and updates the foundry database standards based on advanced technologies to effectively optimize the functionality, power consumption and surface area of power computing chips, thereby achieving lower cost and higher gross profit margin;

•

capabilities in blockchain PoW algorithms and related cryptology-based computing algorithms allow us to perform systematic analysis, analyze algorithms, develop ASIC solutions, and seize new market opportunities;

•

comprehensive baseboard design, testing board/design, automatic test equipment and system level test solution design capabilities give us flexibility in selecting ASIC chip types and production plans, which in turn enables us to roll out products quickly, ensure the quality of our chips and thereby lower our costs; and

•

it maximizes production efficiency through equipping our production process with self-developed software tailored to our chips, including self-developed factory production testing system, after-sales data system, server backstage system, and volume/group management system.

Through our “Xihe” Platform, we have been able to launch products with shorter time-to-market, lower overall costs and relatively higher gross profit margins compared to our competitors in the industry. We design our ASIC chips in-house, enabling us to leverage proprietary silicon data for next generation products. Furthermore, from our past tape-outs with 100% success rate, we own the most critical silicon data that gives us advantages to deliver the most advanced product ahead of our competitors. For emerging market opportunities, we can quickly analyze the relevant algorithms, offer ASIC solutions and achieve mass production of the ASIC chips in five to eight months, compared to ten to 14 months generally needed by our industry peers. The ASIC solutions we offer are among the best in the industry within the same time window.

Our Products

Our core business focuses on the design of ASIC chips for blockchain applications. We engage in the front-end and back-end of ASIC chip design, the major links in the product development chain for ASIC chips. To suit our customers’ needs for mining different types of cryptocurrencies, we offer them a comprehensive suite of ASIC chips that can be used in cryptocurrency mining machines for a number of popular alternative cryptocurrencies other than Bitcoins, including Litecoin, Dogecoin, Handshake, Kadena and Nervos Network, among others. As the cryptographic algorithms involved for mining different types of cryptocurrencies are different, we have developed various unique ASIC chip designs to drive such mining hardware. The ASIC chips and ancillary software and hardware we offer include the professional version used for professional computer servers and the box version used for individual users.

In order to maintain our competitive advantage in the ASIC chip market, we continually iterate our ASIC chip design to optimize computing power and power efficiency. The following table sets forth a summary of the milestones and status of the development of our ASIC chips.

Algorithm	Chip	Tape Out	Status
Blake2bsha3	ICC590	May 2020	In mass production
Blake2s	ICA586	October 2020	In mass production
	ICA585	December 2021	Confirmed for mass production (new product)
Eaglesong	ICA588	October 2020	In mass production
Sha512MD160	ICA589	October 2020	In mass production
Blake2b	ICT580	June 2019	In mass production
	IAA561	May 2021	In mass production
	ICT560	June 2019	In mass production
Scrypt	ICQ550	October 2018	Near end of product cycle
	SIPC100/ICQ510	February 2018	Ceased production (November 2021)
	ICQ520	February 2018	Ceased production (November 2021)
Cryptonight V4	ICT570	June 2019	In mass production
Cryptonight V2	ICQ530	October 2018	Near end of product cycle

Note: As of December 31, 2022, we also had immaterial sales from our trial production of a new chip which had not yet been used in any commercial product.

We price our ASIC chips in consideration of the market price of cryptocurrencies, prices of our competitors’ products, expected economic return of cryptocurrency mining, product types and demand for mining hardware. Additionally, we have adopted a floating pricing mechanism, consistent with industry practice. We normally set an initial price for our product at launch and lower the price as more competing products enter the market. When the market price of a cryptocurrency fluctuates, we will adjust the price of our products accordingly. The total volume of ASIC chips we sold was 3,235,235 units in 2022. The total revenue generated from ASIC chips we sold was RMB437.0 million in 2022. The average selling price per unit of ASIC chips we sold was RMB135.1 in 2022.

For most cryptocurrencies that require a mining process to be released or traded, the computing services mainly revolve around the mining hardware. The global cryptocurrency mining hardware industry consists of all the hardware used for mining cryptocurrencies under different chip architecture and algorithms, mainly dominated by ASIC-based and GPU-based mining hardware with high computing power.

As we focus on offering ASICs, which are further embedded into mining machines to provide computing power for mining alternative cryptocurrencies, the price of bitcoin or ethereum does not directly impact our business. Our business and financial condition correlate with the market price of alternative cryptocurrencies. During the year ended December 31, 2022, our revenue was primarily generated from the sales of chips used for mining alternative cryptocurrencies, and its historical rapid growth was largely driven by the drastic increase of the price of alternative cryptocurrencies. Generally, fluctuations of the market price of alternative cryptocurrencies may impact cryptocurrency mining activities and the demand for our chips, and thus affect our overall operating results.

Sales and Marketing

For ASIC chips used in blockchain applications, customers evaluate technical performance specifications of chips and select their suppliers. We conduct limited sales and marketing efforts as customers assess and engage us through professional channels based on the known specifications of our products. Professional third-party websites in our industry have rankings of ASIC chip products based on performance criteria, and many customers connect with us through these websites. Our sales and marketing personnel communicate with potential customers to understand their needs and product requirements and recommend suitable products to them. Demand for our products has generally exceeded our production output and we require either full or partial prepayment from customers upon placement of purchase orders. We have not relied heavily on sales force for advertising and marketing of our ASIC chips, as most of our customers approach us proactively.

Our Customer Base

We sell our ASIC chips to distributors, who then install the chips in end applications and sell the products embedded with our chips to end users, including both companies and individuals. Our customer base consists of distributors located in the PRC. For the year ended December 31, 2022, we had seven customers with three contributing more than 10% of our total revenue each, accounting for 47.3%, 33.3% and 17.4%, respectively. We rely on a single foundry for the manufacturing of all of our IC products, and our production volume is restricted by the production capacity our Foundry Partner allocates to us. For details, see “Item 3. Key Information —D. Risk Factors—Our ASIC chips business depends mainly on supplies from a single third-party foundry, and any failure to obtain sufficient foundry capacity from this foundry would significantly delay the shipment of our products.”

Although we derived our revenue from a relatively limited number of customers for the year ended December 31, 2022, we do not believe we relied on any of them given that demand for our products exceeded our production volume during the same year. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of the products. We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. For the year ended December 31, 2022, substantially all of our customers paid the full purchase price before we delivered our products. Our customers generally resell purchased products to end users or other buyers located in overseas markets. We generally do not enter into long term agreements with our customers. Sales are typically made on one-off sales contract or purchase order bases.

Research and Development

We consider our research and development capability to be key to the development of our business. We engage in ongoing research and development activities to meet the technological requirements of customers and maintain our cutting-edge technological capabilities. As of December 31, 2022, our research and development team comprised a total of 69 employees, or approximately 68.3% of our total number of employees. Our research and development expenses were RMB48.4 million (US$7.0 million) for the year ended December 31, 2022.

Our research and development team is led by our chief technology officer, Mr. Chaohua Sheng, who has more than 16 years of industry experience. Our research and development work is mainly categorized into chip development, product hardware development, product software development, product testing and research in new technology directions. Our research and development team tracks, evaluates and anticipates the latest industry developments and customers’ needs in determining our research and development project focus and new product roadmap. We intend to expand our research and development team and continue to enhance our research and development capabilities.

Production

Our Fabless Model

We do not directly manufacture ASIC chips. Instead, we adopt a fabless model, whereby we conduct front-end and back-end designs of our ASIC chips, which are then manufactured, packaged and tested and assembled by a world-class wafer foundry and OSAT partners that we cooperate with. Under the fabless model, we are able to leverage the expertise of industry leaders in areas such as fabrication, quality control and reliability, testing and packaging. In addition, the fabless model allows us to avoid many of the significant costs and risks associated with owning and operating various fabrication and packaging and testing facilities. Our fabrication partner is responsible for procurement of the majority of the raw materials used in the production of our ASIC chips. As a result, we can focus our resources on research and development, product design and additional quality assurances.

Wafer Fabrication

We work with our Foundry Partner, a world’s leading semiconductor foundry, which is also our only wafer fabrication partner, to produce wafers for our ASIC chips. We place orders to the Foundry Partner according to our business needs. After we place our orders, and once the Foundry Partner accepts our orders, we are required to prepay in full in order to secure production capacity from the Foundry Partner. It takes an average of approximately four months from the time when we place our order to the delivery of wafers. We started our cooperation with the Foundry Partner in 2018, and we do not maintain any long-term contract or framework agreement. While we continue to seek opportunities to improve our supply chain, we face concentration risks, as we currently depend on one supplier for our wafers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ASIC chips business depends mainly on supplies from a single third-party foundry, and any failure to obtain sufficient foundry capacity from this foundry would significantly delay the shipment of our products.”

Packaging and Testing

After the wafers are manufactured, they are shipped to an OSAT (outsourced semiconductor assembly and test) company for packaging into ASIC chips, which are then tested to ensure the required quality assurance procedures are all met.

We started our cooperation with ASE Group in 2021, ACCESS in 2018 and Forehope Electronic (Ningbo) Co., Ltd. in 2018. According to our agreements, we typically provide rolling forecasts and firm orders for our packaging and testing partners to purchase necessary materials. We typically settle with our packaging and testing partners on a monthly basis and we are required to pay them within 30 days upon receipt of invoices.

Quality Control

We emphasize quality control in all aspects of our operations. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, to ensure our ASIC chips meet our stringent internal standards as well as international and industry standards. We also require our fabrication, packaging and testing service providers to apply their stringent quality control standards and provide us their quality inspection reports.

Warranty and After Sales Services

We provide a six-month warranty for our ASIC chips and ancillary software and hardware, which we believe is in line with prevailing industry practice. Our warranties cover regular maintenance services and parts and labor for repairs.

We accept exchanges of our ASIC chips only for major defects. We believe our exchange policy is consistent with relevant PRC laws and regulations governing product quality and consumer rights and interests. We have not received any requests for exchange which individually or in aggregate has had a material adverse effect on our business and financial condition. In addition, as of the date of this annual report, we have not experienced any product recall that adversely impacted our reputation, business operations or financial condition.

Competition

The overall ASIC chips market is relatively fragmented, with many ASIC providers focusing on different end applications and corresponding algorithms. However, for certain market segments, the concentration ratio is relatively high. We believes that our competitive advantage over existing and potential competitors lies in our established position as a leading fabless provider of high-performance computing ASIC chips for certain key blockchain algorithms and for blockchain algorithms used by individual end users, innovative technology platform, broad product portfolio tailored to capture market growth potential, close and stable relationships with our major suppliers and visionary and experienced management team as well as talented research and development personnel.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, copyrights, IC layout design rights, utility models, trade secret and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of the date of annual report, we have registered five trademarks and a total of seven patents in the PRC, including three inventions and four utility model patents. As of the same date, we have registered ten software copyrights and 25 IC layout-design rights in the PRC. We rely on patent, trademark, copyright, trade secret protection and confidentiality agreements to safeguard our interests in this respect. Intellectual property rights resulting from the research and development work by our employees belong to us.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We have in the past entered and may continue in the future to enter into IP licensing agreements with third parties for the use of their proprietary technologies, primarily IC development tools, in the development of our products. Third parties may initiate litigation against us alleging infringement of their proprietary rights or breach of a licensing agreement or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement or breach of a licensing agreement and our failure or inability to develop non-infringing technology or license the infringed or similar technology or cure the breach on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total revenue and increase our costs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.”

Employees

We had 101 full-time employees as of December 31, 2022. The following table sets forth the numbers of our full-time employees, categorized by function, as of December 31, 2022:

Function	Number of Employees	Percentage of Total Number of Employees
Research and development	69	68.3%
Sales and marketing	17	16.8%
Administration	4	4.0%
Finance and accounting	11	10.9%
Total	101	100.0%

As of December 31, 2022, we employed two part-time cleaning staff.

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries and performance-based project bonuses. We determine employees’ remuneration based on factors including years of experience, qualifications and market rate. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide regular training to our employees, which include orientation training for new employees and continuing on-the-job training for existing employees.

As required by applicable laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our full-time employees in mainland China, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in mainland China.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this annual report.

Insurance

Besides the government-mandated social insurance and housing provident fund schemes, we do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We have obtained and currently maintain the relevant directors and officers liability policies for our directors and executive officers since our initial public offering in March 2023. We believe that our insurance coverage is in line with industry practice. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.”

Environmental Matters

We are subject to PRC environmental laws and regulations including the Environmental Protection Law of the PRC. These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all applicable requirements under PRC environmental laws and regulations. Due to the nature of our operations, the waste we produce is not hazardous and has minimal impact on the environment.

Our operations are subject to regulation and periodic monitoring by local environmental authorities. If we fail to comply with present or future laws and regulations, we could be subject to fines, suspension of production or cessation of operations.

Regulation

Regulations and Government Policies Relating to the IC Industries and Blockchain Industries

Regulations and Government Policies Relating to the IC Industries

As demonstrated by The Circular of the State Council on Printing and Distributing Policies for Encouraging the Development of the Software Industry and the Integrated Circuit Industry issued on June 24, 2000, the PRC continues to enact policies encouraging new and advanced technology and supporting the software and IC industries.

On January 28, 2011, the State Council issued the Circular of the State Council on Printing and Distributing Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, which aims to formulate a series of policies for the purposes of further optimizing development environment for the software industry and integrated circuit industry, increasing the quality and the level of industry development and cultivating a number of influential and strong leading enterprises in these industries. This circular addresses topic including fiscal tax policies, investment and financing policies, research and development policies, import and export policies, talent policies, intellectual property policies and market policies.

On June 24, 2014, the MIIT, the NDRC, the Ministry of Science and Technology of the PRC and the Ministry of Finance of the PRC issued the Outline for Promoting the Development of the National Integrated Circuit Industry, which highlights those great efforts shall be put on the development of the IC design industry. By focusing on the industrial chain of key areas and strengthening IC design, software development, system integration, collaborative innovation in contents and services, the goal is to drive the development of the manufacturing industry through the rapid growth of the design industry.

On June 8, 2015, the NDRC issued the Notice on Implementing Major Engineering Packages in Emerging Industries. The Notice highlights the efforts in developing IC construction infrastructures, focusing on enhancing the level of advanced technology, design industry concentration ratio and industrial chain supporting ability, selecting areas with more mature technology, good industrial base and wide application potential, and accelerating the industrialization of high-performance IC products.

On November 7, 2018, the State Statistical Bureau issued the Classification of Strategic Emerging Industries, which lists IC design as a national strategic new industry.

On July 27, 2020, the State Council issued Several Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry in the New Era, which highlights the IC industry and software industry as the core of the information industry, and provides further policy support in terms of finance and taxation, investment and financing, research and development, import and export, talents, intellectual property rights, market and international cooperation for IC industries.

On March 12, 2021, NPC adopted Outline of the 14th Five-Year Plan for National Economic and Social Development and the Long-Range Objectives Through the Year 2035, IC industries continue to be listed as one of the eight major pioneering and strategic national projects that the State has clearly developed.

Regulations and Government Policies Relating to the IC Industries and Blockchain Industries

On December 15, 2016, the State Council issued the Notice of the 13th Five-Year Plan for National Informatization. This notice highlights the need to strengthen the layout of strategic innovative technologies, including blockchain technology, as well as others such as enhanced quantum communications, future networks, brain-like computing, artificial intelligence, holographic display, virtual display, big data cognitive analysis, new nonvolatile storage, driverless vehicles and gene editing.

On July 8, 2017, the State Council issued the Notice on Issuing New Generation AI Development Plan. This notice points out that advancing the integration of blockchain technology and artificial intelligence and establishing a new social credit system will significantly minimize the cost and risk of interpersonal communications.

On October 5, 2017, the General Office of the State Council issued the Guiding Opinions on Actively Promoting Supply Chain Innovation and Application, which highlights and promotes the research of using emerging technologies such as blockchain and artificial intelligence to establish a credit evaluation mechanism based on supply chain.

Pursuant to the Outline of the 14th Five-Year Plan for National Economic and Social Development and the Long-Range Objectives Through the Year 2035, the blockchain industry is one of the key industries in the digital economy. and technological innovation in blockchain such as smart contracts, consensus algorithms, cryptographic algorithms and distributed systems will be further promoted.

On May 27, 2021, the MIIT and the Office of the Central Cyberspace Affairs Commission issued the Guiding Opinions on Accelerating the Application of Blockchain Technology and the Development of the Industry, which points out efforts should be made to promote the integrated development of blockchain and the internet, big data, artificial intelligence and other new-generation information technologies, and build an advanced blockchain industry system.

On November 1, 2021, the MIIT issued the “14th Five-Year Plan” Development Plan for the Information and Communication Industry. This notice makes it a priority for future development to significantly increase the level of computing power and significantly enhance the service capacity of facilities such as artificial intelligence and blockchain.

The promulgation and implementation of abovementioned policies and regulations have provided the IC industries and Blockchain Industries with financial, tax, technical and talent support, promoted the development of the IC industries and Blockchain Industries and created a good operational environment for our business.

Regulations and Government Policies Relating to Cryptocurrency

Pursuant to the Circular on Prevention of Risks Associated with Bitcoin jointly promulgated by the PBOC, the MIIT, the China Banking Regulatory Commission, the CSRC and the China Insurance Regulatory Commission on December 3, 2013, Bitcoin shall be considered a kind of virtual commodity in nature, which does not have the same legal status with fiat currencies and shall not be used and circulated in the market as currency. This circular also provides that financial institutions and payment institutions shall not engage in businesses related to Bitcoin.

Pursuant to the Announcement on Prevention of Risks from Offering and Financing of Cryptocurrencies promulgated by seven PRC governmental authorities including the PBOC on September 4, 2017, and Guarding against the Speculative Risks of Cryptocurrency Trading promulgated by the National Internet Finance Association of China, the China Banking Association; and the Payment & Clearing Association of China on May 18, 2021, illegal activities in offering and financing of cryptocurrencies, including initial coin offerings (ICOs), are forbidden in the PRC because such activities may be considered to constitute illegal offering of securities or illegal fundraising. Furthermore, financial institutions and payment institutions shall not engage in businesses related to cryptocurrency offering or financing transactions.

Pursuant to the Circular of the Regulating Cryptocurrency Mining Activities promulgated by eleven PRC governmental authorities including the PBOC on September 3, 2021, which aims to dispose of the “hidden risks” in cryptocurrency mining as it pursues China’s carbon-neutrality goals, and cryptocurrency mining is to be classified as a phased-out industry. This circular does not outlaw cryptocurrency mining completely, rather it orders local authorities to clamp down on illegal mining activities with plans to gradually phase out the industry. Investing in and constructing new mining projects will not be allowed and the existing mining projects will be given time to exit, and the entire industrial chain of the upstream and downstream of cryptocurrency mining activities will be tighten regulated.

On September 15, 2021, ten PRC governmental authorities including the PBOC issued the Notice on Further Preventing and Disposing of Risks in Cryptocurrency Trading and Speculation. This notice reiterates that cryptocurrencies do not have the same legal status as legal currencies, and emphasizes that certain cryptocurrency-related businesses are illegal financing activities, such as conducting exchanges between legal currencies and cryptocurrencies, or between cryptocurrencies, buying and selling cryptocurrencies as a central counterparty, providing information intermediary and pricing services for cryptocurrency transactions, token issuance and financing, and cryptocurrencies derivatives transactions. Cryptocurrency exchanges providing services to domestic residents are also illegal financial activities, and the relevant domestic staffs and subjects providing the services of marketing and promotion, payment and settlement, and technical support for them will be investigated for knowingly participating in the cryptocurrency industry.

On March 12, 2022, the NDRC published the Market Access Negative List (2022 Edition), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to such list, market entities are prohibited from investing in eliminated items. The above regulations and policies may result in no customers in the PRC buying our products.

The policies and regulations relating to the cryptocurrency industry do not have a direct impact on the Company, because the Company does not engage in any of the above described activities. However they could have an impact on the Company’s customers in the PRC, which could indirectly impact the demand for the Company’s ASIC chips.

Laws and Regulations Relating to Other Business Areas

Foreign Exchange

Pursuant to the Administrative Regulations of the PRC on Foreign Exchange promulgated by the State Council on January 29, 1996 and amended on August 1, 2008 with effect from August 5, 2008, and various regulations issued by SAFE, and other PRC regulatory agencies, foreign currency could be exchanged or paid through two different accounts, namely current account and capital account. Payment of current account items, including commodity, trade and service-related foreign exchange transactions and other current payment, may be made by conversion between RMB and foreign currencies without approval of SAFE, but are subject to procedural requirements including presenting relevant documentary evidence of such transactions. Capital account items, such as direct equity investment, loans and repatriation of investment, require the prior approval from or registration with SAFE or its local branch for conversion between RMB and the foreign currency, and remittance of the foreign currency outside the PRC.

Pursuant to the Notice on Administration of Foreign Exchange Involved in Offshore Investment, Financing and Round-Trip Investment Conducted by Domestic Residents Through Special Purpose Vehicles, which was promulgated by SAFE and went into effect on July 4, 2014, prior to making capital contribution in a special purpose vehicle by a PRC resident using its legitimate assets or interests in the PRC or overseas, the PRC resident shall apply to the foreign exchange bureau for completion of foreign exchange registration formalities for overseas investments. A “domestic entity” referred to in this notice shall mean enterprise and institutional legal persons and any other economic organizations established in the PRC pursuant to the law; a “PRC resident individual” shall mean a PRC citizen holding a PRC resident identity document, military personnel identity document or armed police personnel identity document, and any foreign individual who does not hold a PRC identity document but normally resides in the PRC due to economic reasons.

Pursuant to the Notice on Further Simplification and Improvement of Foreign Exchange Administration Policies for Direct Investment, promulgated by SAFE on February 13, 2015 and effective June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of SAFE on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Investment Enterprises promulgated on March 30, 2015 and effective June 1, 2015, and the Notice of SAFE on Reforming and Regulating the Policies for Administration of Foreign Exchange Settlement under the Capital Account promulgated on and effective June 9, 2016, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign- invested enterprise capital account, for which the monetary contribution has been confirmed by SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise foreign exchange capital projects has been temporarily set at 100%. SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the RMB funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

Foreign Investment

In March 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law. Among other things, the Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted by foreign individuals, enterprises and other organizations, or the Foreign Investors, in a direct or indirect manner. The PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a negative list, to be specific, the Foreign Investors are prohibited from making any investments in the fields cataloged into prohibited industries for foreign investment based on the negative list, while they are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the negative list have been satisfied; when the Foreign Investors make investments in the fields other than those included in the negative list, the national treatment principle shall apply.

Pursuant to Provisions for Guiding the Foreign Investment Direction, projects with foreign investment fall into 4 categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted or prohibited shall be listed in the Foreign Investment Catalog. Projects with foreign investment not listed as encouraged, restricted or prohibited projects are permitted projects.

Pursuant to the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the 2021 Edition Negative list, issued by the MOFCOM and the NDRC on December 27, 2021, which came into effect on January 1, 2022. Our business does not fall into the negative list and is permitted for foreign investment.

The Foreign Investment Law replaced the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in the market access negative list for foreign investment shall be required to satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2021 Negative List. Since our current and planned business is not on the 2021 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

Outbound Investment

Pursuant to the Measures for Administration of Overseas Investment Management promulgated by the MOFCOM on September 6, 2014 and effective October 6, 2014 and the Measures for Administration of Overseas Investment of Enterprises promulgated by the NDRC on December 26, 2017 and effective March 1, 2018, a domestic institution is required to undergo relevant procedures for offshore investment prior to its overseas direct investment and obtain relevant record-filing, approval, certificate or permit. If an enterprise fails to complete the aforesaid procedures, it will be required by the competent authorities to suspend or cease the implementation of the project.

In the past, we have established an overseas subsidiary but failed to complete overseas investment record-filing formalities. Considering we no longer hold any equity interest in the aforesaid subsidiary, our risk of incurring relative legal liabilities would be low.

Regulations on Import and Export of Goods

Pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the NPC on May 12, 1994 and last amended on November 7, 2016, foreign trade dealers who are engaged in the import or export of goods or technologies shall register with the competent authority responsible for foreign trade under the State Council or its authorized bodies unless such registration is not required under the laws, administrative regulations and the provisions of the competent department of foreign trade under the State Council. Where a foreign trade dealer fails to register as required, the customs will not process the procedures of declaration and clearance of the imported or exported goods.

Pursuant to the Customs Law of the PRC promulgated by the Standing Committee of the NPC on January 22, 1987 and last amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

Laws and Regulations Relating to Taxation

Enterprise Income Tax

Pursuant to the EIT Law promulgated on March 16, 2007, amended on and effective December 29, 2018, and the Regulation on Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, issued on December 6, 2007 and effective April 23, 2019, EIT shall be applicable at a uniform rate of 25% to all resident or non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC.

Pursuant to the Administrative Measures on the Accreditation of High and New Technology Enterprises, high and new technology enterprises accredited pursuant to these measures may make declarations under and benefit from tax concession policies in accordance with relevant regulations including the EIT Law and the EIT Implementation Rules, the Law of the PRC on Administration of Levying and Collection of Taxes and the Regulation of Implementation of the Law of the PRC on Administration of Levying and Collection of Taxes.

Pursuant to the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry promulgated by the Ministry of Finance, the State Taxation Administration, the NDRC and the MIIT on December 12, 2020 and effective from January 1, 2020, and the Announcement No. 9 [2021] of the MIIT, the NDRC, the Ministry of Finance and the State Taxation Administration, upon certification, an integrated circuit design, equipment, materials, packaging, or testing enterprise or a software enterprise shall be exempt from the EIT from the first to the second year from the year when such enterprise makes profits, and be subject to the EIT levied at half of the 25% statutory tax rate from the third to the fifth year.

Value-Added Tax

Pursuant to the Provisional Regulation on Value-Added Tax of the PRC promulgated by the State Council, as amended on November 5, 2008, February 6, 2016 and November 19, 2017 and effective November 19, 2017, all entities and individuals in the PRC engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay value added tax, or VAT. Unless otherwise stated, the rate of VAT shall be 17%.

Pursuant to the Notice on Value-Added Tax Policies of Software Products a general taxpayer who sells self-developed software products and subject to VAT at a rate of over 3% may, after being taxed at the fixed tax rate of 17%, receive a VAT refund.

According to the Circular of the SAT, on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Tax on Dividends

Pursuant to the EIT Law and the EIT Implementation Rules, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested investment enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in the PRC, or which have established or operated premises but where their income has no de facto relationship with such establishment or operation of premises shall be subject to a withholding tax of 10%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income entered into between the PRC government and the Hong Kong Special Administrative Region, where the beneficial owner is a company directly holding at least 25% of the equity interest of the company paying the dividends, the tax charged shall not exceed 5% of the distributed dividends. In any other case, the tax charged shall not exceed 10% of the distributed dividends.

Pursuant to the Announcement on Issues Relating to “Beneficial Owner” in Tax Treaties promulgated by the SAT on February 3, 2018 and came effective April 1, 2018, a “beneficial owner” shall mean a person who has ownership and control over the income, and the rights and property from which the income is derived. Upon the determination of the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits (hereinafter referred to as the “applicant”), a comprehensive analysis shall be conducted taking into account the actual conditions of the specific case. In general, the following factors are unfavorable for the determination of “beneficial owner” status of an applicant: (1) the applicant is obligated to pay 50% or more of the income, within 12 months from its receipt, to a resident of a third country (region), where the term “obligated” includes agreed obligations and de facto payment for which there is no agreed obligation; (2) the business activities undertaken by the applicant do not constitute substantive business activities, where substantive business activities shall include manufacturing, distribution and management activities of a substantive nature, the determination of whether the business activities undertaken by the applicant are of a substantive nature shall be based on the functions actually performed and the risks borne, and investment holding management activities of a substantive nature undertaken by the applicant may constitute substantive business activities (where the applicant undertakes investment holding management activities which do not constitute substantive business activities, and simultaneously undertakes other business activities, if such other business activities are not sufficiently significant, these shall not constitute substantive business activities); (3) the treaty counterparty country (region) does not levy, or exempts tax on the relevant income, or levies tax but with a very low actual tax rate; (4) in addition to the loan contract based on which interest is derived and paid, there exists other loans or deposit contracts between the creditor and the third party, of which factors such as the amount, interest rate and date of execution are similar; and (5) in addition to the transfer contract for rights to use such as copyright, patent, technology, from which the royalties are derived and paid, there exists other transfer contracts for rights to use or ownership in relation to copyright, patent, technology between the applicant and a third party.

Pursuant to the Notice of the SAT on the Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties promulgated by the SAT and effective February 20, 2009, all of the following conditions shall be satisfied before the concession tax rate in a tax treaty can be enjoyed: (1) the tax resident obtaining dividends shall be restricted to the company as provided in the tax treaty; (2) among all the ownership equity interests and voting shares of the PRC resident company, the proportion directly owned by the tax resident complies with the prescribed proportions under the tax treaty; and (3) the proportion of the equity interests of the PRC resident company directly owned by such tax resident complies with, at all times within the twelve months before obtaining the dividends, the proportions specified in the tax treaty.

Pursuant to the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers promulgated by the SAT on October 14, 2019 and effective January 1, 2020, entitlement to treaty benefits for non-resident taxpayers shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities. Relevant information proving the status of “beneficial owner” shall be retained in the case of entitlement to dividends, interest and treaty benefits of royalty clauses.

Laws and Regulations Relating to Labor and Social Security

Pursuant to the Labor Law of the PRC promulgated on July 5, 1994 and amended on and effective December 29, 2018, companies must negotiate and enter into employment contracts with their employees based on the principle of fairness. Companies must establish and strengthen an employment hygiene system, strictly implement the national labor safety and health rules and standards, deliver occupational health and safety education to employees, prevent work-related accidents, and reduce occupational hazards. In addition, employers and employees shall purchase social insurances and pay for social insurance fees in compliance with applicable PRC laws.

Labor Contracts

The Labor Contract Law of the PRC, which was promulgated on June 29, 2007 and subsequently amended on December 28, 2012 and effective July 1, 2013, serves as the primary law regulating the labor contract relationship between companies and employees. Pursuant to this law, an employment relationship is established between the employer and the worker since the day of employment. The employer shall execute a written employment contract with the worker. Furthermore, to safeguard the legal rights and interests of workers, the way to calculate compensation for the probation period and for damages shall be subject to the provisions of the law.

Social Security and Housing Provident Fund

Pursuant to the Interim Regulations on Levying Social Insurance Premiums promulgated on January 22, 1999 and amended on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees promulgated on December 3, 2005, Decision on Establishment of Basic Medical System for Urban Employee issued by State Council with effect from December 14, 1998, the Regulations on Unemployment Insurance effective from January 22, 1999, Regulations on Work-Related Injury Insurance promulgated on April 27, 2003 with effect from January 1, 2004, and as amended on December 20, 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees promulgated on December 14, 1994 with effect from January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Pursuant to the Social Insurance Law of the PRC, which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced, or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1—3 times the overdue amount.

Pursuant to the Administrative Regulations on the Housing Provident Fund effective from April 3, 1999, amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to go through the formalities within a prescribed time limit. Failing to do so at the expiration of the time limit will subject the employer to a fine of not less than RMB10,000 and up to RMB50,000. When an employer fails to pay housing provident fund due in full and in time, housing provident fund center is entitled to order it to rectify, failing to do so would result in enforcement exerted by the court.

Laws and Regulations Relating to Intellectual Property

Trademarks

Pursuant to the Trademark Law of the PRC promulgated on August 23, 1982, amended on April 23, 2019 and effective November 1, 2019 and the Regulation on Implementation of the Trademark Law of the PRC amended on April 29, 2014 and effective May 1, 2014, the right to the exclusive use of a registered trademark is limited to the approved trademark registration, and to goods for which the use of the trademark has been approved. The period of validity of registered trademarks lasts for ten years from the day of registration approval. Absent the authorization by the owner of the registered trademark, the use of the registered trademark or a similar trademark on the same category of goods or similar goods constitutes an infringement of the right to exclusive use of the registered trademark. The infringer shall, in accordance with the relevant regulations, cease the infringement activities, take correction actions, and compensate for losses.

Patents

Pursuant to the Patent Law of the PRC promulgated on March 12, 1984, last amended on October 17, 2020 and effective June 1, 2021, and the Rules for the Implementation of the Patent Law of the PRC amended on January 9, 2010 and effective February 1, 2010, after the grant of the patent right for inventions and utility models, except otherwise regulated under the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit such patent, that is to manufacture, use, offer to sell, sell or import the patented product, or use the patented process, and use, offer to sell, sell or import products directly obtained from such patented process, for production or business purposes. After the patent right is granted for a design, no unit or individual shall, without the authorization of the patent owner, exploit such patent, that is to manufacture, offer to sell, sell, or import any product containing such patented design for production or business purposes. Where infringement has been established, the infringer shall, in accordance with the relevant regulations, be ordered to cease the infringement activities, take corrective actions, and compensate for losses.

Copyrights

Pursuant to the Copyright Law of the PRC promulgated on September 7, 1990, last amended on November 11, 2020 and effective June 1, 2021, works of PRC citizens, legal persons or other organizations shall, regardless of whether they have been published, be entitled to the copyright pursuant to this law. Works include written works; oral works; musical, dramatic, opera, dance, acrobatic and artistic works; visual arts, architectural works; photographic works; film works and works created using methods similar to filmmaking; graphical works and modeling works such as engineering design graphs, product design graphs, maps and schematic diagrams; computer software; and other works stipulated by legal and administrative regulations.

Pursuant to the Regulation on Protection of Computer Software promulgated on December 20, 2001, last amended on January 30, 2013 and effective date on March 1, 2013, software copyright is conferred on the software development completion date. The protection period for a software copyright of a legal person or other organizations lasts for 50 years, concluding on the day of December 31 in the 50th year after the initial release of the software. However, in the case where the software has not been released within 50 years from its development completion date, protection shall no longer be offered by these regulations. A software copyright holder may register with competent software registration authority under the State Council Copyright Administrative Department. Registration certification documents issued by the competent software registration authority serve as the prima facie proof of such registration.

IC Layout Designs

Pursuant to the Regulation on the Protection of Integrated Circuit Layout Designs promulgated on April 2, 2001 and implemented on October 1, 2001, and the Protection of Integrated Circuit Layout Designs Regulations Implementing Rules promulgated on September 18, 2001 and effective October 1, 2001, layout design proprietary right holders enjoy the following proprietary rights: to duplicate the whole or any part of the protected layout designs that is original; to make commercial use of the protected layout designs, ICs containing such layout designs, or items containing such ICs.

Regulations in relation to M&A Rules and Overseas Listing

Accordance with the M&A Rules which was promulgated by the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce, the CSRC and SAFE and took effect on September 8, 2006 and was subsequently amended on June 22, 2009 by the MOFCOM, a foreign investor was required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii) a foreign investor establishes a foreign-invested enterprise which purchase and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him, approval from MOFCOM is required. According to the Manual of Guidance on Administration for Foreign Investment Access issued by MOFOM on December 18, 2008, the equity transfer by the Chinese shareholders to the foreign shareholders in an established foreign-invested enterprise shall not be governed by the provisions on mergers and acquisitions. It does not matter whether the Chinese party and the foreign party are related parties or whether the foreign party is an existing shareholder or a new investor.

As prior to the acquisition of all the equities of Shanghai Intchains by Jerryken Intelligent Technology (Shanghai) Co., Ltd., Shanghai Intchains was a sino-foreign equity joint venture and did not belong to “domestic companies” based on M&A Rules. Therefore, the M&A Rules does not apply to the acquisition of all the equities of Shanghai Intchains by Jerryken Intelligent Technology (Shanghai) Co., Ltd. and no approval from the CSRC is needed.

On July 6, 2021, the State Council and General Office of the of the Communist Party China Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which steps-up scrutiny of overseas listings by companies and calls for strengthening cooperation in cross-border regulation, improving relevant laws and regulations on cyber security, cross-border data transmission and confidential information management, including the confidentiality requirement and file management related to the issuance and listing of securities overseas, enforcing the primary responsibility of the enterprises for information security of China based overseas listed companies and promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Furthermore, establishing and improving a system of extraterritorial application of laws in the capital market are also mentioned, judicial interpretations and supporting rules for extraterritorial application provisions of the Securities Law shall be formulated as soon as possible.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which has come into effect on March 31, 2023. Pursuant to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed as indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (ii) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China; and (3) where PRC domestic companies seeking indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offerings or listings in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarified that (1) domestic companies that have submitted valid applications for their indirect overseas offering and listing prior to the effective date of the Trial Measures, March 31, 2023, but have not yet obtained approval from overseas regulatory authorities or stock exchanges, are allowed to reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) domestic companies that have obtained approval from overseas regulatory authorities or stock exchanges for their indirect overseas offering and listing prior to the effective date of the Trial Measures but have not yet completed their indirect overseas listing, are granted a six-month transition period from March 31, 2023. If these domestic companies fail to complete their indirect overseas offering and listing within such six-month transition period, they will be required to make filings with the CSRC pursuant to the Trial Measures; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies seeking listing with contractual arrangements if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and has come into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by the Company or PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries, as a foreign invested enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, and which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Pursuant to the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control promulgated by SAFE in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distributions, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations in relation to Cyber Security and Data Protection

On November 7, 2016, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and strengthen the network information management. On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the PRC Data Security Law, which became effective on September 1, 2021. Pursuant to the PRC Data Security Law, data refers to any record of information in electronic or any other form and data processing including the collection, storage, use, processing, transmission, provision, and public disclosure of data.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, jointly with other twelve PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or Cybersecurity Measures, which became effective on February 15, 2022. the Cybersecurity Measures provides that, among other things, (i) online platform operators possessing personal information of more than one million users must apply to the Cybersecurity Review Office for a cybersecurity review before conducting any listing in a foreign country, (ii) the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review, and (iii) the relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine any network products and services and data processing activities affect or may affect national security.

On November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments), or Draft Cyber Data Regulations. In accordance with relevant PRC regulations, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization or separation of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) processing personal information of more than one million individuals and seeking a listing in a foreign country; (iii) applying for listing in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. As at the date of this annual report, the Draft Cyber Data Regulations are still in draft form and subject to change with substantially uncertainty.

C. Organizational Structure

For an organizational structure of the Company and its subsidiaries and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information—Our Corporate Structure.”

D. Property, Plant and Equipment

Our principal executive offices are located at 9/F, A Block, No.333 Haiyang No.1 Road, Lingang Science and Technology Park, Pudong New Area, Shanghai, 201306, the People’s Republic of China. We lease all our properties in China in connection with our business operations. They mainly include premises for research and development and offices. As of December 31, 2022, we occupied a total of two properties with an aggregate gross floor area of approximately 1,505.13 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

We are a provider of integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications. We utilize a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. We have established strong supply chain management with a leading foundry, which helps to ensure our product quality and stable production output.

Our products consist of high-performance computing ASIC chips that have high computing power and superior power efficiency as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. We design our ASIC chips in-house, which enables us to leverage proprietary silicon data to deliver products reflecting the latest technological developments ahead of our competitors. As of December 31, 2022, we had completed a total of eight tape-outs using our “Xihe” Platform for 22nm ASIC chips, achieving a 100% success rate for all our tape-outs.

Our strong commitment to advanced research and development enables us to innovate continuously and create ASIC chips with superior performance to power ratio at reasonable cost. We will continue to devote significant resources to design and tailor our ASIC chips for use in high-technology applications.

Our total revenue increased significantly from RMB54.6 million in 2020 to RMB631.8 million in 2021 and decreased to RMB473.7 million (US$68.7 million) in 2022. Our net income increased from RMB8.2 million in 2020 to RMB450.1 million in 2021 and decreased to RMB355.2 million (US$51.5 million) in 2022,which was in line with the broad decline of cryptocurrency market in 2022.

Major Factors Affecting Our Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Expected economic returns on cryptocurrency mining activities and fluctuation of cryptocurrency price

Our revenue primarily consists of proceeds of sales of ASIC chips, which are, in general, determined by the demand and pricing of our ASIC chips. An increase in the economic return of cryptocurrency mining activities would generally stimulate the demand and average selling price for our ASIC chips. An increase in the cryptocurrency price is the most significant factor that could increase the expected economic returns generated by cryptocurrency mining activities. Other factors that may increase the economic return of cryptocurrency mining activities include, among others, increase in transaction fees, decrease in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, reduction of difficulties of mining activities and increase in number of cryptocurrencies awarded for mining activities. The volatility of the cryptocurrency price may significantly affect our business of operations and financial condition.

A decrease in the expected economic returns of cryptocurrency mining activities and the cryptocurrency price may also lead to increase in inventory write-downs, credit sales and write-downs of advances to suppliers as a result of stagnant demand and decrease in the average selling price for our ASIC chips, which may significantly affect our gross margin and extend the billing cycle of our products.

Cryptocurrency prices have fluctuated significantly in the past few years and resulted in a corresponding fluctuation in our sales of ASIC chips. We expect that the cryptocurrency prices may continue to fluctuate in the future, and as such, we would expect to continue to experience a significant corresponding fluctuation in both sales volume and average selling prices of ASIC chips, as well as write-downs of inventory, which may erode our profitability in the case of a significant cryptocurrency price drop. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry—There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.”

Market demand for our ASIC chips and development of blockchain technology and cryptocurrency markets

Our current ASIC chips are mainly used for cryptocurrency mining. There can be no assurance that cryptocurrency mining will continue to grow in the future. Because market demand is dependent on the development of the blockchain technology, as well as innovations in cryptocurrency applications, our results of operations will significantly depend on our ability to keep pace with market demand to attract new customers or retain existing customers as well as to maintain or increase our market share. Our results of operations will also be significantly affected by developments in overall blockchain technology and cryptocurrency markets, and in particular, the cryptocurrency market. Cryptocurrency prices have fluctuated significantly in the past few years and resulted in a corresponding fluctuation in our sales of ASIC chips. The cryptocurrency market may be affected by various factors, including, among others, the cryptocurrency price and expected return on cryptocurrency related activities such as mining and trading, different views regarding the decentralized nature of cryptocurrencies, acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, competing cryptocurrencies to cryptocurrency, and changes in the cryptocurrency algorithm and the mechanism of mining.

Performance and cost of our products

The pricing of and demand for our ASIC chips are closely related to their performance. In general, more advanced process technologies can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. Our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Competitiveness in research and development

We are a leading ASIC chip design company, and research and development is key to the success of our products. In 2020, 2021 and 2022, we incurred research and development expenses of RMB22.5 million, RMB53.2 million and RMB48.4 million (US$7.0 million), respectively. We continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ASIC chips for cryptocurrency mining as well as competitive products and technologies will have a significant impact on our results of operations.

Regulatory environment

We have historically generated all of our revenue from customers based in China. We intend to expand to overseas sales in the future to diversify our source of revenue. As such, we need to make efforts and incur costs to ensure that we are compliant with the existing laws and regulations relating to our business in the various jurisdictions that are material to our business and operations, and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations. See “Item 3 — Risk Factors — Risks Relating to Our Business and Industry — We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies and related products and services, which could negatively affect our business, financial condition, and results of operations.”

Production capacity

As a fabless IC design company, we outsource the fabrication process of our ICs to our Foundry Partner, and we outsource the testing and packaging process to third-party testing and packaging partners. We work closely with a limited number of such production partners. We cannot guarantee that our third-party production partners will be able to meet our manufacturing requirements or capacity or that they will not raise their prices. As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our collaboration with third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected. We may also incur significant cash outflow at the early stages of our production process because we are required to make prepayments to some of our third-party production partners to secure their production capacity beforehand, which may affect our liquidity position. In addition, any failure by our third-party production partners to perform their obligations in a timely manner may subject us to counterparty risk and make it difficult or impossible for us to fulfill our customers’ orders, which would harm our reputation and negatively affect our business, results of operations and financial condition.

Key Components of Results of Operations

Revenues

We derive our revenue primarily from sales of ASIC chips, and we also derive revenue from ancillary software and hardware as a unified product. In 2020, we also derived revenue from sales of customized IC products that we designed based on specifications and requirements of our customers. In 2020, we accepted orders from customers to develop and design customized IC products consisting of ASIC chips, other hardware and embedded software that targeted a certain cryptocurrency or algorithm. These customized IC products and our standard products were substantially similar in terms of chip design. The intellectual property resulting from the customized IC products belongs to us. In 2020, 2021 and 2022, we generated total revenue of RMB54.6 million, RMB631.8 million and RMB473.7 million (US$68.7 million), respectively. The following table sets forth the breakdown of our revenue for the periods indicated:

	Years ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
Products revenue
ASIC chips	48,611	560,105	436,980	63,355
Ancillary software and hardware	1,321	71,733	36,760	5,330
Customized IC products	4,671	—	—	—
Total	54,603	631,838	473,740	68,685

Revenue from sales of our ASIC chips is primarily affected by the number of ASIC chips sold and their average selling price. The following table sets forth the breakdown of sales volume and average selling price (per unit) (“ASP”) of ASIC chips delivered for the periods indicated:

	2020			2021			2022			2022
	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	ASP
	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(US$’000)	(US$)
ASIC Chips
ICQ510	15,189	1,308,351	11.61	—	—	—	—	—	—	—	—
SIPC100	884	66,240	13.35	—	—	—	—	—	—	—	—
ICQ520	1,313	114,789	11.44	—	—	—	—	—	—	—	—
ICT560	10,486	622,015	16.86	83,770	1,437,544	58.27	42,793	598,264	71.53	6,204	10.37
ICT570	1,111	34,885	31.85	7,380	74,592	98.94	5,197	34,464	150.80	753	21.86
ICT580	1,075	36,350	29.57	—	—	—	4,231	42,624	99.27	613	14.39
ICC590	18,553	123,130	150.68	131,975	1,169,405	112.86	49,104	527,048	93.17	7,119	13.51
ICA585	—	—	—	—	—	—	166,508	681,454	244.34	24,142	35.43
ICA586	—	—	—	108,092	411,944	262.39	71,865	199,012	361.11	10,419	52.36
ICA588	—	—	—	206,823	1,706,716	121.18	61,939	549,596	112.70	8,980	16.34
ICA589	—	—	—	22,065	306,952	71.88	5,884	69,396	84.79	853	12.29
IAA561	—	—	—	—	—	—	25,875	486,663	53.17	3,752	7.71
ICC551	—	—	—	—	—	—	3,570	43,848	81.42	518	11.80
Others	—	—	—	—	—	—	14	2,866	5.04	2	0.73
Total	48,611	2,305,760	21.08	560,105	5,107,153	109.67	436,980	3,235,235	135.07	63,335	19.58

The average selling price of our ASIC chips changes from period to period and is primarily affected by the market price of cryptocurrencies, prices of our competitors’ products, expected economic return of cryptocurrency mining, product types and demand for the chips. See “—Major Factors Affecting Our Results of Operations” for details of factors affecting economic return on cryptocurrency mining activities and the market demands.

Cost of Revenue

Cost of revenue for our ASIC chips represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which comprises product costs, including costs of raw materials, costs of contract manufacturers for production, shipping and handling costs. In 2020, 2021 and 2022, our cost of revenue was RMB23.3 million, RMB114.0 million and RMB87.0 million (US$12.6 million), respectively.

Our average cost of ASIC chips per unit primarily comprises and is mainly affected by cost of wafer. The average per unit cost of wafers is affected by our purchase volume and technology advancement. We generally incur higher per unit cost for models with better performance. The average cost of our ASIC chips per unit was RMB9.38, RMB11.89 and RMB17.55 in 2020, 2021 and 2022, respectively, excluding the impact of certain write-downs.

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by cryptocurrency prices, which have a significant effect on the average selling price of our products and, to a lesser extent, the average per unit production costs of our ASIC chips and the product mix. Customized IC products we sold in 2020 had lower gross profit margin compared with the ASIC chips wholly designed by ourselves without customization. In 2020, 2021 and 2022, our gross profit was RMB31.3 million, RMB517.9 million and RMB386.7 million (US$56.1 million), respectively. Our overall gross profit margin was 57.3%, 82.0% and 81.6%, respectively, for the same years.

Operating Expenses

Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses for the periods indicated:

	Years ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
Research and development expenses	22,481	53,153	48,387	7,015
Sales and marketing expenses	91	3,006	4,070	590
General and administrative expenses	3,165	14,403	11,557	1,676
Total	25,737	70,562	64,014	9,281

Research and development expenses. Research and development expenses primarily consist of salary and welfare for research and development personnel, tape-out expenses paid to the Foundry Partner, consulting and contractor expenses, testing and tooling materials and manufacturing for trial, and other expenses relating to research and development personnel. Substantially all of our research and development expenses are related to design of ASIC chips.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, warranty expenses, traveling expenses and other expenses relating to sales and marketing personnel.

General and administrative expenses. General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, lease expenses and professional service fees.

Taxation

Cayman Islands

Under the current tax laws of Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Island

Pursuant to the rules and regulations of the British Virgin Island, we are not subject to any income tax in the British Virgin Island.

Hong Kong Profits Tax

Profits tax for the first HK$2 million of profits of corporations is 8.25 percent. Profits above that amount will be subject to the tax rate of 16.5 percent. No provision for Hong Kong profits tax has been made as we had no assessable profits derived from or earned in Hong Kong.

Singapore

Tax on corporate income is imposed at a flat rate of 17%. A partial tax exemption and a three-year start-up tax exemption for qualifying start-up companies are available. Under partial tax exemption, 75% of the first SGD 10,000 of chargeable income is tax exempt and 50% of the next SGD 190,000 of chargeable income is tax exempt. Under start-up tax exemption, 75% of the first SGD 100,000 of chargeable income is tax exempt and 50% of the next SGD 100,000 of chargeable income is tax exempt. The start-up exemption is not available to property development and investment holding companies. No provision for Singapore has been made as we had no assessable profits derived from or earned in Singapore.

PRC Enterprise Income Tax (“EIT”)

Shanghai Intchains obtained its High and New Technology Enterprises certificate with a valid period of three years in 2019, which was renewed in 2022 for another three years. Therefore, Shanghai Intchains was eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 and will continue to enjoy such preferential tax rate until 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a 5-year tax holiday (two-year full exemption followed by three year half reduction) beginning from 2021 after utilizing all prior years’ tax losses. Therefore, Shanghai Intchains is eligible to enjoy a preferential tax rate of 0% after utilizing all prior year’s tax losses in the future. The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

The carry forward period for net operating losses under the EIT Law is five years and all tax losses have been utilized during the year of 2021. However, Shanghai Intchains is eligible to enjoy a preferential tax rate of 0% after utilizing all prior year’s tax losses. These tax losses would not be expected to have effect on the effective taxation rate (0%).

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign- invested Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2020, 2021 and 2022, we did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as we do not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

Principal Accounting Policies

Revenue from contracts with customers

We recognize revenue to match the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Products revenue

We generate revenue primarily from engaging in the IC design and sale of ASIC chips and ancillary software and hardware as a unified product.

Our sales arrangements usually require full prepayment before the delivery of products after April 2021. Before that date, We offer credit sales to certain significant, long-standing customers in China. The payment terms was up to 6 months.

Generally, the sales of ASIC chips and ancillary software and hardware forms an integral part of the performance obligations. ASIC chips are the most crucial hardware component embedded into our products that provide computing power and are also the key factor determining efficiency of the applications of our products. Other key hardware includes the computing board, control board, and other accessories such as power supply and structural parts. Software is embedded in hardware to provide basic configuration of relevant hardware that enables end-users to monitor the working conditions of the chips in real time, including real-time hash rate, temperature, and network connection. All of these components are part of our products with regard to us in completing its performance obligations. Therefore, we recognize product revenue, including sales of customized IC products designed based on the customer’s specifications and requirements which we could, if the customized IC products had not been purchased by the customers that ordered them, redirect the customized IC products for other use without practical limitations and contractual restriction with a reasonable profit margin reported due to no significant costs to be incurred/significant reduction in unit selling price, at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or deliver to shipper of our customers.

We offer a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, we are not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as sales and marketing expenses. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the years ended December 31, 2020, 2021 and 2022, respectively.

Cost of revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Cost of revenue consists of product costs, including cost of raw materials, contract manufacturers for production, shipping and handling costs and research and development costs for production of customized hardware and chips in research phase.

Contract liabilities

Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenue when revenue recognition criteria are met. The prepayments received from customers as of December 31, 2020, 2021 and 2022 were nil, RMB3.0 million and RMB6.0 thousand, respectively. The revenue recognized during years ended December 31, 2020, 2021 and 2022 for such contract liability was RMB5.7 million nil and RMB3.0 million, respectively.

Inventories

Inventories consist of finished goods, work in process and raw materials, which are purchased from contract manufacturers and component suppliers. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased.

In accordance with ASC 855-10-55-1(b), we consider all data available, including future demand and subsequent changes in product prices that may provide additional information about the valuation of inventories at the balance sheet date.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
Products revenue	54,603	631,838	473,740	68,685
Cost of revenue	(23,331)	(113,955)	(87,021)	(12,617)
Gross profit	31,272	517,883	386,719	56,068
Operating expenses:
Research and development expenses	(22,481)	(53,153)	(48,387)	(7,015)
Sales and marketing expenses	(91)	(3,006)	(4,070)	(590)
General and administrative expenses	(3,165)	(14,403)	(11,557)	(1,676)
Total operating expenses	(25,737)	(70,562)	(64,014)	(9,281)
Income from operations:	5,535	447,321	322,705	46,787
Interest income	37	2,518	11,132	1,614
Interest expense and guarantee fee	(168)	(197)	(73)	(11)
Foreign exchange gain/(loss), net	348	(238)	3,494	507
Other income	2,495	740	29,799	4,320
Income before income tax expenses	8,247	450,144	367,057	53,217
Income tax expense	—	—	(11,856)	(1,719)
Net income and total comprehensive income	8,247	450,144	355,201	51,498

Year Ended December 31, 2022 Compared To Year Ended December 31, 2021

Revenue. Our revenue decreased by 25.0% from RMB631.8 million in 2021 to RMB473.7 million (US$68.7 million) in 2022, primarily due to the decrease in the sales volume of our ASIC chips, which was in line with the broad decline of cryptocurrency market in 2022.

Cost of revenue. Our cost of revenue decreased by 23.6% from RMB114.0 million in 2021 to RMB87.0 million (US$12.6 million) in 2022, primarily due to the decrease in the sales volume of our ASIC chips.

Gross profit. As a result of the foregoing, we recorded a gross profit of RMB386.7 million (US$56.1 million) in 2022 as compared to a gross profit of RMB517.9 million in 2021.

Operating expenses. Our total operating expenses decreased by 9.3% from RMB70.6 million in 2021 to RMB64.0 million (US$9.3 million) in 2022, primarily due to the decrease in research and development expenses for the design of ASIC chips.

•

Research and development expenses. Our research and development expenses decreased by 9.0% from RMB53.2 million in 2021 to RMB48.4 million (US$7.0 million) in 2022, primarily due to the reduction in direct materials and tape-out expenses in connection with our research and development projects, which was partially offset by the increased staff cost of research and development personnel. Our research and development expenses as a percentage of our revenue was 10.2% in 2022 as compared with 8.4% in 2021.

•

Sales and marketing expenses. Our selling expenses increased from RMB3.0 million in 2021 to RMB4.1 million (US$0.6 million) in 2022, primarily due to the increase in staff cost of sales and marketing personnel. Our sales and marketing expenses as a percentage of our revenue was 0.9% in 2022 as compared with 0.5% in 2021.

•

General and administrative expenses. Our general and administrative expenses decreased by 19.8% from RMB14.4 million in 2021 to RMB11.6 million (US$1.7 million) in 2022, primarily due to the decrease in taxes surcharges and professional expenses. Our general and administrative expenses as a percentage of our revenue was 2.4% in 2022 as compared with 2.3% in 2021.

Interest income. Our interest income increased by 342.1% from RMB2.5 million in 2021 to RMB11.1 million (US$1.6 million) in 2022, primarily in connection with the interest from the increase in our cash balance.

Interest expense and guarantee fee. Our interest expense and guarantee fee decreased by 62.9% from RMB197,000 in 2021 to RMB73,000 (US$11,000) in 2022, primarily in connection with a bank loan we obtained.

Foreign exchange gain/(loss), net. Our foreign exchange loss, net was RMB0.2 million in 2021. While our foreign exchange gain, net was RMB3.5 million (US$0.5 million) in 2022. The reversal was as a result of the exchange rate fluctuation between RMB and U.S. dollars as we make prepayment to our Foundry Partner in U.S. dollars.

Other income. Our other income increased from RMB0.7 million in 2021 to RMB29.8 million (US$4.3 million) in 2022, primarily due to an increase in government grants we received from local government.

Net income. As a result of the foregoing, net income decreased by 21.1% to RMB355.2 million (US$51.5 million) in 2022 from RMB450.1 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue. Our revenue increased by 1,057.1% from RMB54.6 million in 2020 to RMB631.8 million in 2021, primarily due to the increase in ASIC chips we sold as a result of the increased demand for ASIC chips in line with the growth in the cryptocurrency market and the significant increase in the number of our customers.

Cost of revenue. Our cost of revenue increased by 389.3% from RMB23.3 million in 2020 to RMB114.0 million in 2021, primarily due to the increase in the sales volume of our products.

Gross profit. As a result of the foregoing, we recorded a gross profit of RMB517.9 million in 2021 as compared to a gross profit of RMB31.3 million in 2020.

Operating expenses. Our total operating expenses increased by 174.7% from RMB25.7 million in 2020 to RMB70.6 million in 2021, primarily due to the increase in research and development expenses for the design of ASIC chips.

•

Research and development expenses. Our research and development expenses increased by 136.4% from RMB22.5 million in 2020 to RMB53.2 million in 2021, primarily due to the investment in several chip design projects to maintain our advantages in chip diversity, computing power and energy consumption. Our research and development expenses as a percentage of our revenue was 8.4% in 2021 as compared with 41.2% in 2020.

•

Sales and marketing expenses. Our selling expenses increased from RMB91,000 in 2020 to RMB3.0 million in 2021, primarily due to the increase in salary of sales and marketing personnel and the accrued warranty provision. Our sales and marketing expenses as a percentage of our revenue was 0.5% in 2021 as compared with 0.2% in 2020.

•

General and administrative expenses. Our general and administrative expenses increased by 350.0% from RMB3.2 million in 2020 to RMB14.4 million in 2021, primarily due to the increase in employee salaries, taxes surcharges and listing expenses. Our general and administrative expenses as a percentage of our revenue was 2.3% in 2021 as compared with 5.9% in 2020.

Interest income. Our interest income increased from RMB37,000 in 2020 to RMB2.5 million in 2021, primarily in connection with the interest from the increase in our cash balance.

Interest expense and guarantee fee. Our interest expense and guarantee fee increased by 17.3% from RMB168,000 in 2020 to RMB197,000 in 2021, primarily in connection with a bank loan we obtained.

Foreign exchange gain/(loss), net. Our foreign exchange gain, net was RMB0.3 million in 2020 and our foreign exchange loss, net was RMB0.2 million in 2021, as a result of the exchange rate fluctuation between RMB and U.S. dollars as we make prepayment to our Foundry Partner in U.S. dollars.

Other income. Our other income decreased from RMB2.5 million in 2020 to RMB0.7 million in 2021, primarily due to the decrease in government grants we received from local government.

Net income. As a result of the foregoing, our net income was RMB8.2 million in 2020 and our net income was RMB450.1 million in 2021.

Subsequent events

In March 2023, we completed our initial public offering on the Nasdaq Capital Market. In the offering, 1,114,516 ADSs, representing 2,229,032 Class A ordinary shares, were issued and sold to the public at a price of USD 8.00 per ADS, after underwriter partially exercised over-allotment option to purchase additional ADSs. Gross proceeds of our initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$8.9 million, before deducting underwriting discounts and commission, and other related expenses.

Pursuant to the relevant underwriter agreement, we have also agreed to issue to the underwriter (or its permitted assignees) warrants to purchase a number of our ADSs equal to an aggregate of three percent (3.0%) of the total number of ADSs sold in the initial public offering. Such warrants will have an exercise price equal to 125% of the initial public offering price of the ADSs sold in the initial public offering and may be exercised on a cashless basis. The warrants are exercisable commencing six months after March 15, 2023, and will expire 18 months after March 15, 2023. As of the date of this annual report, the warrants are all outstanding.

Upon the completion of our initial public offering, the amended and restated articles of association and the 2022 share incentive plan became effective pursuant to the relevant resolutions passed on July 12, 2022.

On March 20, 2023, the authorized share capital of the Company has been re-classified and re-designated such that the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 shares of a par value of US$0.000001 each, comprising of (a) 49,934,912,000 Class A ordinary shares of a par value of US$0.000001 each; and (b) 65,088,000 Class B ordinary shares of a par value of US$0.000001 each. On March 20, 2023, 52,559,000 and 65,088,000 ordinary shares held by the existing shareholders before the initial public offering were respectively re-designated as Class A ordinary shares and Class B ordinary shares.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2021, we entered into a short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd., new branch of Shanghai Pilot Free Trade Zone with aggregated principal amount of RMB5.0 million (US$0.7 million) with interest rate of 4% per annum which was guaranteed by Shanghai Small, Medium and Micro Enterprise Policy Financing Guarantee Fund Management Center, an independent third party, Mr. Chaohua Sheng, our co-founder and spouse of Mr. Chaohua Sheng. The loan was fully repaid in October 2021.

As of December 31, 2022, our cash and cash equivalents were RMB712.2 million (US$103.3 million). Our cash and cash equivalents primarily consist of cash in bank with no restriction.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	15,586	395,420	326,685	47,366
Net cash used in investing activities	(251)	(1,770)	(116,874)	(16,946)
Net cash provided by financing activities	251	89,143	—	—
Net increase in cash and cash equivalents	15,586	482,793	209,811	30,420
Cash and cash equivalents, at the beginning of year	4,041	19,627	502,420	72,844
Cash and cash equivalents, at the beginning of year	19,627	502,420	712,231	103,264

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2022 was RMB326.7 million (US$47.4 million), primarily reflecting net income of RMB355.2 million, as adjusted by (a) positive changes of RMB4.2 million in non-operating and non-cash items including inventory provision, and depreciation and amortization expenses; and (b) negative changes of RMB32.7 million in working capital primarily reflecting (i) an increase of RMB12.3 million in inventories as a result of the increased stock of working in progress and key raw materials; (ii) a decrease of RMB10.9 million in accrued liabilities and other liabilities as a result of the decrease in VAT taxes payables and other current liabilities; (iii) an increase of RMB3.8 million in prepayments and other assets because of the increase in net VAT deductible taxes and prepayments of listing expenses, partially offset by the decrease in prepayments to vendors; (iv) a decrease of RMB3.7 million in accounts payable as a result of the decrease in purchase of inventories; and (v) a decrease of RMB3.0 million in contract liabilities as a result of the decrease in sales orders.

Net cash provided by operating activities for the year ended December 31, 2021 was RMB395.4 million, primarily reflecting net income of RMB450.1 million, as adjusted by (a) positive changes of RMB1.5 million in non-operating and non-cash items including interest expense and depreciation and amortization expenses; and (b) negative changes of RMB56.2 million in changes in assets and liabilities primarily reflecting (i) a decrease of RMB6.5 million in accounts receivable and an increase of RMB3.0 million in contract liabilities as a result of our requirement of full prepayment of purchase price since early 2021; (ii) an increase of RMB57.3 million in inventories and an increase of RMB30.5 million in prepayments and other current assets as a result of the significant growth in our production and sales; (iii) an increase of RMB17.0 million in accrued liabilities and other liabilities as a result of the increases in our accrued salaries and taxes resulting from the growth of our business; and (iv) an increase of RMB6.0 million in accounts payable as a result of the increase in our procurements due to the growth of our business.

Net cash provided by operating activities for the year ended December 31, 2020 was RMB15.6 million, primarily reflecting net income of RMB8.2 million, as adjusted by (a) positive changes of RMB0.9 million in non-operating and non-cash items including interest expense and depreciation and amortization expenses; and (b) positive changes of RMB6.5 million in working capital primarily reflecting (i) a decrease of RMB12.9 million in inventories as a result of the growth in our sales due to the growing market recognition our products; (ii) an increase of RMB2.7 million in accrued liabilities and current liabilities as a result of government grants we received in advance, which were recorded as liabilities; (iii) a decrease of RMB5.7 million in contract liabilities because we had fulfilled all the sales orders at the end of 2020; and (iv) an increase of RMB1.9 million in prepayment because we had more purchase orders in 2020 to secure production capacity.

Investing Activities

Net cash used in investing activities was RMB116.9 million (US$16.9 million) for the year ended December 31, 2022, which was primarily attributable to the prepayments on long-term assets in connection with purchase of a premise.

Net cash used in investing activities was RMB1.8 million in 2021, which was primarily attributable to the purchase of property, equipment and software.

Net cash used in investing activities was RMB0.3 million in 2020, which was primarily attributable to the purchase of property, equipment and software.

Financing Activities

Net cash provided by financing activities was nil for the year ended December 31, 2022 as we did not conduct any financing activities.

Net cash provided by financing activities was RMB89.1 million in 2021, which was attributable to proceeds from issuance of ordinary shares of RMB100.0 million, and proceeds from capital contribution in a subsidiary from a shareholder of RMB4.0 million, which was partially offset by a decrease in distribution to the then shareholders for our reorganization of RMB10.5 million.

Net cash provided by financing activities was RMB0.3 million in 2020, which was attributable to proceeds from capital contribution in a subsidiary of a shareholder of RMB5.6 million and proceeds from short-term debts of RMB2.0 million, which was partially offset by repayment of short-term debts of RMB6.0 million.

Capital Expenditures

We made capital expenditures of RMB0.3 million, RMB1.8 million and RMB116.9 million (US$16.9 million) in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for the prepayments on long-term assets and purchase of equipment and software.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the initial public offering that we completed in March 2023 on the Nasdaq Capital Market.

Holding Company Structure

Intchains Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, Intchains Group Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in mainland China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our non-foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Recently issued accounting pronouncements

New and amended standards adopted by our Group

In November 2021, the Financial Accounting Standards Boar (“FASB”) released ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). The amendments are expected to increase transparency in financial reporting by requiring business entities to disclose information about certain types of government assistance they receive. The amendments also require certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance such as a grant model within FASB Accounting Standards Codification Topic 958, Not-for-Profit Entities, or International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. We adopted this guidance on January 1, 2022 and it did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions and amending and clarify existing guidance. ASU 2019-12 is effective as for public business entities, for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. We completed the adoption of this guidance on January 1, 2022 and it did not have a material effect on the Company’s consolidated financial statements.

New and amended standards not yet adopted by our Group

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses (“ASU 2018-19”), which clarifies certain topics included within ASU 2016-13. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 and 2018-19 are effective for our Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We adopted this new guidance on January 1, 2023 and it did not have material effect on the Company’s consolidated financial statements.

C. Research and Development

Please refer to “Item 4. Information of the Company—B. Business Overview—Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview—Major Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Accounting Policies” for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o 9/F, A Block, No.333 Haiyang No.1 Road, Lingang Science and Technology Park, Pudong New Area, Shanghai, 201306, the People’s Republic of China.

Name	Age	Position
Qiang Ding	44	Chairman and Chief Executive Officer
Chaohua Sheng	42	Director and Chief Technology Officer
Conway Kong-Wai Lee	68	Independent Director
Qingyang Gu	60	Independent Director
Weiping Ma	61	Independent Director
Chaowei Yan	37	Chief Financial Officer

Mr. Qiang Ding, has been serving as our chairman of the board of directors and chief executive officer since our inception. Mr. Ding has more than 16 years of experience in the IC design industry and is responsible for our overall strategic development and operation. Before founding the Group, Mr. Ding was a software engineer at Shanghai Jade Microelectronics Co., Ltd. from April 2005 to July 2006. He was then a senior engineer at Freescale Shanghai Co., Ltd. from July 2006 to August 2009. Mr. Ding served as the director of research and development and deputy general manager at Shanghai InfoTM Microelectronics Co., Ltd. from September 2009 to January 2018. He obtained a master’s degree in computer engineering from Fudan University in 2005.

Mr. Chaohua Sheng, has been serving as our chief technology officer since our inception and our director since December 2021. He has more than 16 years of experience in the IC design industry and is responsible for overall management of research and development. Before founding the Group, he served as the chief technology officer at Shanghai Freqchip Microelectronics Co., Ltd. from January 2014 to February 2018. He was a research and development manager at OmniVision Technologies Co., Ltd. from July 2010 to April 2013. Mr. Sheng was a research and development manager at Shanghai Accel Semiconductor Co., Ltd. from June 2005 to July 2010. He obtained a bachelor’s degree from Fudan University in 2002 and a master’s degree in computer architecture from Fudan University in 2005.

Mr. Conway Kong-Wai Lee has been serving as our independent director since March 2023. Mr. Lee has over 30 years of experience in public accounting and auditing, corporate finance, merger and acquisition and initial public offerings. He has extensive experience in U.S. GAAP and International Financial Reporting Standards from performing audit work in connection with initial public offerings in the U.S. by China-based companies. Mr. Lee served as a partner of Ernst & Young for 29 years from September 1980 to September 2009. He was a non-executive director and the deputy chairman of China Environmental Technology and Bioenergy Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1237) from July 2014 to September 2015. Mr. Lee has been serving as an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including Chaowei Power Holdings Limited (stock code: 0951) since June 2010, West China Cement Limited (stock code: 2233) since July 2010, China Modern Dairy Holdings Limited (stock code: 1117) since October 2010, Gome Electrical Appliances Holdings Limited (stock code: 0493) since March 2011, NVC Lighting Holding Limited (stock code: 2222) since November 2012, Yashili International Holdings Limited (stock code: 1230) since November 2013, GCL New Energy Holdings Limited (stock code: 0451) since May 2014 and Guotai Junan Securities Company Limited (stock code: 2611), a company also listed on the Shanghai Stock Exchange (stock code: 601211) since October 2016. Mr. Lee served as an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including CITIC Securities Company Limited (stock code: 6030), a company also listed on the Shanghai Stock Exchange (stock code: 600030), from August 2011 to May 2016, Tibet Water Resources Holdings Ltd. (stock code: 1115) from July 2011 to February 2020, WH Group Limited (stock code: 0288) from August 2014 to June 2022 and China Rundong Auto Group Limited (stock code: 1365) from August 2014 to December 2020.

Mr. Lee received a bachelor’s degree in arts from the Kingston Polytechnic (currently known as the Kingston University) in London in July 1980 and further obtained his postgraduate diploma in business from the Curtin University of Technology in Australia in February 1988. Mr. Lee has been a member of several institutes of certified accountants, including the Institute of Chartered Accountants in England and Wales since October 2007, the Chartered Accountants Australia and New Zealand since December 1996, the Association of Chartered Certified Accountants since September 1983, the Hong Kong Institute of Certified Public Accountants since March 1984 and the Macau Society of Registered Accountants since July 1995.

Dr. Qingyang Gu has been serving as our independent director since March 2023. He has over 30 years of experience in economics and public policy. Dr. Gu has been an associate professor of the Lee Kuan Yew School of Public Policy of the National University of Singapore since August 2009, where he conducts lectures on the Chinese economy, economics of the public sector and urban development. He was an Assistant Professor at the Nanyang Technological University of Singapore from July 2001 to July 2009, where he taught mathematical economics, microeconomics and macroeconomics and cost-benefit analysis and undertook research work relating to the Chinese economy, econometric modelling, reform of state-owned enterprises and international trade and finance. He carried out research on the Chinese economy, Singapore public policy and urban development from June 1997 to July 2001 as a research officer in the East Asian Institute of the National University of Singapore. He has been the chairman of Nominating and Remuneration Committee and an independent director of the Sasseur Asset Management Pte Ltd, a real estate investment trust listed on the Singapore Exchange (SGX:CRPU) since November 2017. He has been serving as a non-executive director of PCI-Suntek Technology Co Ltd, a company listed on the Shanghai Stock Exchange (stock code: 600728), since July 2019.

Dr. Gu obtained his bachelor degree in mathematics from Human Normal University in 1982, his master degree in economics of eduction from Peking University 1988 and his PhD in economics from Nanyang Technological University in 2002.

Dr. Weiping Ma has been serving as our independent director since March 2023. He has over 30 years of management and technical experience in the building materials industry in both the United States of America and China. Dr. Ma has been serving as an executive director and the chief executive officer of West China Cement Limited, a company listed on the Hong Kong Stock Exchange (stock code: 2233), since February 2015. Dr. Ma served as senior process engineer and held several management positions for Holcim in Michigan, United States from 1996 to 2002. He served as vice president of marketing and sales for Lafarge (China) in Beijing from 2002 to 2005 and served in a similar position for Lafarge Shuion Cement from 2005 to 2008. Dr. Ma served as general manager and vice president for Lafarge A&C in China from 2008 to 2009. He was the managing director of Fuping Cement, a company wholly owned by Italcementi Group, from 2009 to 2012. Dr. Ma was the Chief Representative and Country Manager in China for the Italcementi Group from 2009 to 2014.

Dr. Ma received a bachelor’s degree in Inorganic and Non-Metallic Materials from Tongji University in 1982, a master’s degree in Solid State Science and a Ph.D in Materials from Pennsylvania State University in 1991 and 1994, respectively. Dr. Ma also obtained a Master of Business Administration in Integration Management from Michigan State University in 2002.

Mr. Chaowei Yan, has been serving as our chief financial officer since December 2021. Mr. Yan has more than nine years of experience in accounting and finance and is responsible for overseeing our financial matters. Prior to joining us in May 2021, Mr. Yan served as an audit manager at Ernst & Young Hua Ming LLP Shanghai Branch from October 2014 to May 2021. He served as an auditor at KPMG Huazhen LLP from 2012 to 2014. Mr. Yan has been a member of The Chinese Institute of Certified Public Accountants since 2015. He obtained a master’s degree in strategic management from Shanghai International Studies University in 2012.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There is no family relationship between any of the persons named above and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the fiscal year ended December 31, 2022, we and our subsidiaries paid aggregate cash compensation of RMB2.2 million (US$0.3 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentive Plan

2022 Plan

We adopted the 2022 share incentive plan, or 2022 Plan, in July 2022 which became effective in March 2023. The purpose of the 2022 Plan is to attract and retain highly qualified mid-to high-level management, consultants and other qualified persons, and to motivate such persons to serve us and to expend maximum effort to improve our business results and earnings, by providing such persons an opportunity to share equity interest in our operations and future success.

The maximum number of ordinary shares that may be issued under the 2022 Plan is 6,500,000. The number of ordinary shares available for issuance under the 2022 Plan shall automatically increase on the first trading day in January of each calendar year during the ten-year term of the 2022 Plan commencing from the calendar year beginning January 1, 2023, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding measured as of the last trading day of the immediately preceding calendar year, and (ii) such number of shares as may be determined by our board of directors, but in no event shall any such annual increase exceed 1,350,000 ordinary shares.

The following paragraphs summarize the terms of the 2022 Plan:

Eligibility. Our qualified officers, directors, employees, consultants and other qualified persons are eligible to participate in the 2022 Plan.

Types of Awards. The 2022 Plan permits the awards of options, share appreciation rights, share awards, restricted share units, dividend equivalents or other share-based awards.

Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the plan, unless otherwise determined by the board of directors.

Evidence of award. Awards can be evidenced by an agreement, certificate, resolution or other types of writing or an electronic medium approved by the board of directors or the compensation committee as the plan administrator that sets forth the terms and conditions of the awards granted.

Conditions of Award. The administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancelation, forfeiture or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us, provided that the term shall generally be no more than ten years from the date of grant thereof.

Vesting Schedule. In general, the plan administration committee determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator or for certain limited permitted transfers, no award and no right under any such award shall be assignable, alienable, saleable or transferable by the employee holder otherwise than by will or by the laws of descent and distribution.

Amendment, Suspension or Termination. The board of directors may amend, alter, suspend, discontinue or terminate the 2022 Plan, or any award agreement hereunder or any portion hereof or thereof at any time, provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without the consent of the affected recipient of an award with respect to any award agreement, the consent of the affected recipient of an award, if such action would materially and adversely affect the rights of such recipient under any outstanding award.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, a shareholder has the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.

Our officers are elected by and serve at the discretion of our board of directors, and may be removed by our board of directors.

Board Practices

Our board of directors has established an audit committee, a compensation committee and a nomination and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Conway Kong-Wai Lee, Dr. Qingyang Gu and Dr. Weiping Ma, and is chaired by Mr. Conway Kong-Wai Lee. Our board of directors has determined that Mr. Conway Kong-Wai Lee, Dr. Qingyang Gu and Dr. Weiping Ma satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of our initial public offering. We have determined that Mr. Conway Kong-Wai Lee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	setting clear hiring policies for employees or former employees of the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and approving all related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditor;

•	discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•

reviewing analyzes or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

•	reviewing with management and the independent auditor the effect of key transactions, related-party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;

•

establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Dr. Weiping Ma, Mr. Qiang Ding and Mr. Conway Kong-Wai Lee and is chaired by Dr. Weiping Ma. Our board of directors has determined that Dr. Weiping Ma and Mr. Conway Kong-Wai Lee satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation of our executive officers;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•	in consultation with our chief executive officer, periodically reviewing our management succession planning;

•	reporting to our board of directors periodically;

•	evaluating its own performance and reporting to our board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nomination and Corporate Governance Committee

Our nomination and corporate governance committee consists of Mr. Chaohua Sheng, Dr. Qingyang Gu and Dr. Weiping Ma, and is chaired by Mr. Chaohua Sheng. Our board of directors has determined that Dr. Qingyang Gu and Dr. Weiping Ma satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

•	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

•	leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;

•	reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to our board of directors;

•	reviewing and approving compensation (including equity-based compensation) for our directors;

•	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

•	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Corporate Governance

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. We will make our code of business conducts and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our memorandum and articles of association, as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all became effective in March 2023.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

We had 25, 64 and 101 employees as of December 31, 2020, 2021 and 2022 in China, respectively. As of December 31, 2022, we had 69 employees focus on research and development, 17 employees focus on sales and marketing, four employees in administration department and 11 employees in finance and accounting department.

We use our share incentive plans as additional means to further attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. For more information, see “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentive Plan.” We believe these initiatives have contributed to our ability to attract and retain talent.

As required by PRC laws and regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We make monthly payments to these plans in respect of each employee based on the employee’s compensation. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

According to our contracts with our employees, our employees are generally prohibited from engaging in any activities that compete with our business during the period of their employment and for two years after termination of their employment with us. Furthermore, all employees are prohibited, for a period of two years following termination, from soliciting other employees to leave us and, for a period of five years following termination, from soliciting our existing clients. However, we may have difficulty enforcing these non-competition and non-solicitation terms in China because the Chinese legal system, especially with respect to the enforcement of such terms, is still developing.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 28, 2023 by:

•	each person known to us to own beneficially more than 5% of common shares, and

•	each of our directors and executive officers.

	Ordinary shares beneficially owned
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of total ordinary shares on an as-converted basis*	% of voting Power**
Directors and Executive Officers†:	—	47,780,300	39.86	67.71
Qiang Ding (1)	—	17,307,700	14.44	24.53
Chaohua Sheng (2)	—	—	—	—
Conway Kong-Wai Lee	—	—	—	—
Qingyang Gu	—	—	—	—
Weiping Ma	—	—	—	—
Chaowei Yan	—	—	—	—
Directors and Executive Officers Combined		65,088,000	54.30	92.24
Principal Shareholders:
Intchain DQ Asset Holding Limited (1)	—	25,961,500	21.66	36.79
Intchains SCH Holding Limited (2)	—	17,307,700	14.44	24.53
Golden Stone Capital Limited (3)	17,647,000	—	14.72	2.50
Intchains CHX1 Limited (1) (4)	—	12,500,000	10.43	17.71
Intchains ZWM Holding Limited (5)	7,691,900	—	6.42	1.09
Yangfeng 888 Holding Limited (6)	8,268,100	—	6.90	1.17
MAOCITY Holding limited (7)	6,616,900	—	5.52	0.94
Intchains CHX2 Limited(1)(8)	—	6,318,800	5.27	8.95

*	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 28, 2023.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Our Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†

Except as otherwise indicated below, the business address of our directors and executive officers is c/o 9/F, A Block, No.333 Haiyang No.1 Road, Lingang Science and Technology Park, Pudong New Area, Shanghai, 201306, the People’s Republic of China.

(1)

Represents (i) 25,961,500 ordinary shares held by Intchain DQ Asset Holding Limited, or DQ BVI, a BVI company wholly owned by Mr. Qiang Ding; (ii) 12,500,000 ordinary shares held by Intchains CHX1 Limited, or CHX 1 BVI; (iii) 3,000,000 ordinary shares held by Intchains DQ Holding limited, a BVI company wholly owned by DQ BVI; and (iv) 6,318,800 ordinary shares held by Intchains CHX2 Holding limited, or CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of DQ BVI, Intchains DQ Holding limited and CHX2 BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For shareholding and registered office of CHX 1 BVI, please refer to note (5) below.

(2)

Represents 17,307,700 ordinary shares held by Intchains SCH Holding Limited, or SCH BVI, a BVI company wholly owned by Mr. Chaohua Sheng. The registered office of SCH BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)

Represents 17,647,000 ordinary shares held by Golden Stone Capital Limited which is a Samoa company wholly owned by Mr. Zhaoyang Ma. The registered office of Golden Stone Capital Limited is located at Offshore Chambers, P.O. 217, Apia, Samoa.

(4)

Represents 12,500,000 ordinary shares held by CHX 1 BVI, a BVI company owned as to 58.68% by DQ BVI, 5.21% by Dasui Wang, 5.21% by Zhengjie Sun, 5.21% by Yiming Luo, 4.51% by Haixu Fu, 4.51% by Bei Zhou, 4.17% by Lihong Zhou, 4.17% by Wei Sun, 1.74% by Feiyun Dong, 2.78% by Yuchen Yu, 1.39% by Fei Sun, 1.39% by Jinrong Kang and 1.04% by Zheng’an Wu. The registered office of CHX 1 BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)

Represents 7,691,900 ordinary shares held by Intchains ZWM Holding Limited, a BVI company wholly owned by Weimin Zhou. The registered office of Intchains ZWM Holding Limited is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)

Represents 8,268,100 ordinary shares held by Yangfeng 888 Holding Limited, a BVI company wholly owned by Feng Yang. The registered office of Yangfeng 888 Holding Limited is located at Vistra Corporate Service Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)

Represents 6,616,900 ordinary shares held by MAOCITY Holding limited, a BVI company wholly owned by Jieqiong Lyu. The registered office of MAOCITY Holding limited is located at Vistra Corporate Service Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)

Represents 6,318,800 ordinary shares held by CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of CHX2 BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of members as of the date of March 31, 2022, 2,229,032 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

During the year ended December 31, 2021, we entered into certain short-term loan agreements with Shanghai Pudong Development Bank Co., LTD. New Branch of Shanghai Pilot Free Trade Zone. with aggregated principal amount of RMB5,000,000, which was guaranteed by a controlling shareholder, and his spouse, and an independent third party with the interest fixed rates 4% per annum. The amount was fully repaid on October 25, 2021.

During the years ended December 31, 2021 and 2022, except for disclosed above, we did not conduct any transaction with related parties. As of December 31, 2021 and 2022, the amount due to (or due from) related parties was nil.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests

Dividend Policy

We have not previously declared or paid cash dividends and we have no intention to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to holders of ADSs in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on Nasdaq under the symbol “ICG.”

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained under the heading “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-265756) originally filed with the SEC on June 22, 2022, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

No foreign exchange controls exist in the Cayman Islands. See “Item 4. Information on the Company—B. Business Overview—Regulation—Laws and Regulations Relating to Other Business Areas.”

E. Taxation

The following is a general summary of the material Cayman Islands, U.S. federal and People’s Republic of China income tax consequences relevant to an investment in our ADSs and common shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and common shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2020 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Act (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for us is for a period of twenty years from October 3, 2006.

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, both of which became effective on January 1, 2008. The EIT Law was subsequently amended in 2017 and 2018 and its Implementing Rules was subsequently amended in 2019. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on our non-PRC enterprise shareholders and, pursuant to Circular of the MOF and the SAT on Some Policy Issues regarding Personal Income Tax (Cai Shui Zi [1994] No. 020), the dividend and bonus incomes received by individual aliens from the FIEs are temporarily exempted from individual income tax and hence, the dividends we pay to our non-PRC individual shareholders may be qualified to enjoy the individual income tax exemption if certain conditions are met; otherwise, a potential 20% individual income tax may be applied on dividends we pay to them if such dividends are derived from profits generated after January 1, 2008 and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

If we are not deemed to be a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC withholding income tax.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or common shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the Medicare tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and common shares. This discussion applies to you only if you beneficially own our ADSs or common shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or common shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or common shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and common shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date of this annual report. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and common shares and the nature of our business over time. Finally, this discussion is based in part upon the representation of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

U.S. holders of our ADSs are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and common shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or common shares as capital assets within the meaning of Section 1221 of the Code and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or common shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, as described below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Dividends on ADSs or Common Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or common shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate of taxation. A non-U.S. corporation (other than passive foreign investment corporation) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on Nasdaq, but not our common shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, that you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs or common shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs or common shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs or common shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of ADSs or Common Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or common shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or common shares. Any such gains or losses that you recognize will be treated as U.S. source income for foreign tax credit purposes. Your adjusted tax basis will equal to the amount you paid for the ADSs or common shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or common shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

We note that the portion of our assets that consisted of cash and other passive assets was more significant during the period between our sale of ATA Online Business in 2018, and our acquisition of the 100% equity interest in Huanqiuyimeng in 2019, than before or after this period, although we believe this did not result in our becoming a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for either (but not both) of the taxable years ended December 31, 2018 and December 31, 2019. There is limited guidance as to the application of this exception, including regulations that were promulgated in July 2019 and were finalized in January 2021, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019.

We will be classified as a PFIC in any taxable year, in general, if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization. However, various exceptions can apply.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC for any taxable year during which you held ADSs or common shares, certain adverse U.S. federal income tax rules would apply. You would be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or common shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or common shares. Distributions in respect of your ADSs or common shares during a taxable year would constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or common shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you might receive from us would qualify for taxation at the preferential rate discussed in the Item 10.E. “Additional Information — Taxation — Dividends on ADSs or Common Shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

Each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require and may be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or common shares and any gain realized on the disposition of the ADSs or common shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and common shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as Nasdaq. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. Any ordinary income resulting from this election would be taxed as ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and therefore, you will not be able to make or maintain such an election with respect to your ADSs or common shares.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs or common shares and the proceeds received on the sale or other disposition of ADSs or common shares may be subject to information reporting to the IRS and to backup. Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Certain individuals holding the ADSs or common shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS AND COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiaries Information

Not applicable.

J. Annual Report to Security Holders.

[Not applicable.]

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Concentration of Customers and Suppliers

Our customer base consists of distributors located in the PRC. For the year ended December 31, 2020, we had two customers each accounted for over 10% of our total revenue with one accounting for approximately 60.4% and the other accounting for 15.1%. For the year ended December 31, 2021, we had three customers each accounted for over 10% of our revenue, accounting for 24.6%, 22.9% and 17.8%, respectively, of our revenue. For the year ended December 31, 2022, we had three customers each accounted for over 10% of our total revenue, accounting for 47.3%, 33.3% and 17.4%, respectively. As a fabless IC design company, we do not own any IC fabrication facilities. A leading semiconductor foundry has been our major third-party foundry partner for our ASIC chips business. For the years ended December 31, 2020, 2021 and 2022, the value of the ICs we purchased from such foundry partner accounted for 84.0%, 45.3% and 49.6%, respectively, of our total procurement for the respective periods.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2021 and 2022, our cash and cash equivalents amounted to RMB502.4 million and RMB712.2 million (US$103.3 million), respectively. We place our cash and cash equivalents primarily with financial institutions with high credit ratings and quality in China. Historically, deposit in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

Foreign Exchange Risk

Because majority of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. The functional currency of our offshore entities and subsidiaries, including Intchains Group Limited, Intchains Investment (BVI) Limited, Intchains Global Limited, Intchains Technology (Hongkong) Limited and Inthcains Pte. Ltd., is the U.S. dollar, which results in our exposure to foreign currency risk.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the exchange rate between the U.S. dollars and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollars was stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed its regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollars and persistent capital outflows from China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollars during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollars again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollars exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollars amounts available to us.

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 2.5%, 0.9% and 2.0% in the years 2020, 2021 and 2022, respectively. In February 2023, the year-over-year change in China’s consumer price index was 1.0%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Deutsche Bank Trust Company Americas, the depositary of our ADR program, collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Such fees are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g. stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees (subject payment of the applicable fees) from any distribution to be made to the ADS holder.

An ADS holder is required to pay the following service fees to the depositary:

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of nil during the fiscal year ended December 31, 2022.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2022 based on the criteria established in this Internal Control-Integrated Framework (2013).

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

Save as disclosed elsewhere in this annual report, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weaknesses and Significant Deficiencies in Internal Control

As of the date of this annual report, we have taken certain remedial measures to remedy the material weaknesses and significant deficiencies in our internal control over financial reporting and governance previously identified by us and our independent registered public accounting firms in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2020, 2021 and 2022.

For the year ended December 31, 2020 and 2021, the material weaknesses as identified above included (a) insufficient internal control over financial reporting due to (i) inadequate segregation of duties and effective risk assessment; (ii) lack of personnel adequately trained in U.S. GAAP; and (iii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both U.S. GAAP and SEC guidelines for reporting and compliance; and (b) we do not have control in place to ensure that all board meetings are documented in the meeting minutes. For the year ended December 31, 2022, a significant deficiency was identified due to the lack of appropriate segregation of duties around creating and posting of journal entries in connection with the audit of our consolidated financial statements as of December 31, 2022. For the year ended December 31, 2020, a significant deficiency was identified in connection with inadequate cash management as our bank reconciliations were not signed by the preparer and reviewer. This significant deficiency was subsequently fully remedied and no longer existed in 2021.

To remedy the identified material weaknesses and significant deficiencies, we have adopted a number of measures to improve our internal control over financial reporting and governance, including, among others: (i) hiring additional financial personnel experienced in U.S. GAAP, (ii) implementing and maintaining policies and procedures in our local server in connection with accounting and financial reporting with respect to the requirements and application of both U.S. GAAP and SEC guidelines for reporting and compliance; (iii) enhancing our documentation, and preparation and approval procedures for the meetings of our board of directors; and (iv) strengthening cash management including requiring preparers and reviewers to sign bank reconciliations. We will continue to take remedial measures to correct our internal control deficiencies and ensure that the company’s internal controls meet the compliance requirements stipulated in section 404 of the Sarbanes-Oxley Act.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Conway Kong-Wai Lee, Dr. Qingyang Gu and Dr. Weiping Ma, and is chaired by Mr. Conway Kong-Wai Lee. Our board of directors has determined that Mr. Conway Kong-Wai Lee, Dr. Qingyang Gu and Dr. Weiping Ma are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Mr. Conway Kong-Wai Lee meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to all of our directors, officers, employees and advisors. In addition, our board of directors adopted a code of conduct that is applicable to our directors, officers, employees and advisors . Our code of ethics and our code of conduct are publicly available on our website, http://www.intchains.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Mazars USA LLP, our principal accountant for the periods presented.

	For the fiscal year ended
	December 31, 2021	December 31, 2022

	RMB	RMB	US$

Audit fees(1)	2,234,597	3,680,368	553,520

(1)

“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our IPO registration statement, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Mazars USA LLP, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have:

•	have a nomination and corporate governance committee composed entirely of independent directors;

•	have a compensation committee composed entirely of independent directors;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

•	have regularly scheduled executive sessions with only independent directors; or

•

seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

As a result of our reliance on the “foreign private issuer” or the “controlled company” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the requirements of the Nasdaq; these practices may afford fewer protection to shareholders than they would enjoy if we complied fully with the Nasdaq.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.2	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.1	Share Option Scheme (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.2	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

4.6	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

11.1	Code of Conduct (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intchains Group Limited

/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer

Date: April 28 2023

INTCHAINS GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Shareholders of Intchains Group Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Intchains Group Limited (“Parent”) and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The accompanying Condensed Financial Information of Parent has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The Condensed Financial Information of Parent is the responsibility of the Company’s management. Our audit procedures included determining whether the Condensed Financial Information of Parent reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Condensed Financial Information of Parent. In forming our opinion on the Condensed Financial Information of Parent, we evaluated whether the Condensed Financial Information of Parent, including its form and content, is presented in conformity with the requirements of Regulation S-X 12-04 of the Securities and Exchange Act of 1934 adopted by the Securities and Exchange Commission. In our opinion, the Condensed Financial Information of Parent is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mazars USA LLP
We have served as the Company’s auditor since 2021.
New York, New York
April 28, 2023

INTCHAINS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2022

			As of December 31,
	Note		2021	2022
			RMB	RMB	US$
					(Note 2(f))
			(in thousands, except share and per share data)
ASSETS

Current assets:

Cash and cash equivalents	4		502,420	712,231	103,264
Inventories, net	5		66,818	77,782	11,277
Prepayments and other current assets	6		38,124	41,968	6,085

Total current assets			607,362	831,981	120,626

Non-current assets:
Property, equipment, and software, net	7		1,623	6,965	1,009
Right-of-use assets			2,275	1,329	193
Prepayments on long-term assets	9		—	112,856	16,362

Total non-current assets			3,898	121,150	17,564

Total assets			611,260	953,131	138,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable			6,583	2,903	420
Contract liabilities	2(l	)	3,002	6	1
Income tax payable			—	2,239	325
Lease liabilities	8		934	972	141
Provision for warranty			463	223	32
Accrued liabilities and other current liabilities	10		20,615	12,855	1,863

Total current liabilities			31,597	19,198	2,782

Non-current liabilities:
Deferred tax liabilities	13		—	42	6
Lease liabilities	8		1,267	294	43

Total non-current liabilities			1,267	336	49

Total liabilities			32,864	19,534	2,831

Shareholders’ equity
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 117,647,000 shares issued and outstanding as of both December 31, 2021 and 2022) (1)	11		1	1	—
Subscriptions receivable from shareholders	11		(1)	(1)	—
Additional paid-in capital			144,577	144,577	20,962
Statutory reserve			43,674	47,478	6,884
Retained earnings			390,145	741,542	107,513

Total equity			578,396	933,597	135,359

Total liabilities and shareholders’ equity			611,260	953,131	138,190

Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the year ended December 31, 2020, 2021 and 2022

		For the year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					(Note 2(f))
		(in thousands, except share and per share data)
Products revenue		54,603	631,838	473,740	68,685

Cost of revenue		(23,331)	(113,955)	(87,021)	(12,617)

Gross profit		31,272	517,883	386,719	56,068

Operating expenses:
Research and development expenses		(22,481)	(53,153)	(48,387)	(7,015)
Sales and marketing expenses		(91)	(3,006)	(4,070)	(590)
General and administrative expenses		(3,165)	(14,403)	(11,557)	(1,676)

Total operating expenses		(25,737)	(70,562)	(64,014)	(9,281)

Income from operations		5,535	447,321	322,705	46,787

Interest income		37	2,518	11,132	1,614

Interest expense and guarantee fee		(168)	(197)	(73)	(11)

Foreign exchange gain/(loss), net		348	(238)	3,494	507

Other income	12	2,495	740	29,799	4,320

Income before income tax expenses		8,247	450,144	367,057	53,217

Income tax expense	13	—	—	(11,856)	(1,719)

Net income and total comprehensive income		8,247	450,144	355,201	51,498

Weighted average number of shares used in per share calculation (1) :

— Basic and diluted	15	100,000,000	100,870,300	117,647,000	117,647,000

Net earnings per share

— Basic and diluted	15	0.08	4.46	3.02	0.44
Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the year ended December 31, 2020, 2021 and 2022

	Ordinary Shares (1)
	Number of Shares	Amount		Subscription receivables from shareholders	Additional paid-in capital	Statutory reserve	Accumulated (deficit) profit	Total

	(in thousands, except share and per share data)
Balance as of January 1,2020	100,000,000	1		(1)	44,918	—	(24,572)	20,346

Net income and total comprehensive income for the year	—	—		—	—	—	8,247	8,247
Capital injection	—	—		—	5,600	—	—	5,600

Balance as of December 31, 2020	100,000,000	1		(1)	50,518	—	(16,325)	34,193

Balance as of January 1,2021	100,000,000	1		(1)	50,518	—	(16,325)	34,193

Issuance of ordinary shares	17,647,000	—	*	—	100,000	—	—	100,000
Net income and total comprehensive income for the year	—	—		—	—	—	450,144	450,144
Appropriations to statutory reserve	—	—		—	—	43,674	(43,674)	—
Capital injection	—	—		—	4,000	—	—	4,000
Contribution from the then shareholder for the reorganization	—	—		—	602	—	—	602
Distribution from the then shareholders for the reorganization	—	—		—	(10,543)	—	—	(10,543)

Balance as of December 31, 2021	117,647,000	1		(1)	144,577	43,674	390,145	578,396

Balance as of January 1,2022	117,647,000	1		(1)	144,577	43,674	390,145	578,396

Net income and total comprehensive income for the year	—	—		—	—	—	355,201	355,201
Appropriations to statutory reserve	—	—		—	—	3,804	(3,804)	—

Balance as of December 31, 2022	117,647,000	1		(1)	144,577	47,478	741,542	933,597

Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

*	Represents amount less than RMB 1,000 .

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2020, 2021 and 2022

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2(f))
	(in thousands)
Cash flows from operating activities
Net income	8,247	450,144	355,201	51,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software	358	553	1,807	262
Amortization of right-of-use assets	329	801	946	137
Inventory provision	—	—	1,378	200
Interest expense and guarantee fee	168	113	—	—
Deferred income tax expense	—	—	42	6
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable	(1,535)	6,530	—	—
Decrease (Increase) in inventories	12,941	(57,337)	(12,342)	(1,789)
(Increase) in prepayments and other current assets	(1,947)	(30,508)	(3,844)	(557)
Increase (Decrease) in accounts payable	441	5,962	(3,680)	(534)
Increase (Decrease) in contract liabilities	(5,737)	3,002	(2,996)	(434)
Increase in income tax payable	—	—	2,239	325
(Decrease) in lease liabilities	(329)	(875)	(935)	(136)
(Decrease) in provision for warranty	—	—	(240)	(35)
Increase (Decrease) in accrued liabilities and other liabilities	2,650	17,035	(10,891)	(1,577)

Net cash provided by operating activities	15,586	395,420	326,685	47,366

Cash flows from investing activities :
Purchase of property, equipment and software	(251)	(1,770)	(4,018)	(583)
Prepayments on long-term assets	—	—	(112,856)	(16,363)

Net cash used in investing activities	(251)	(1,770)	(116,874)	(16,946)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	100,000	—	—
Proceeds from capital contribution in a subsidiary from a shareholder	5,600	4,000	—	—
Proceeds from short-term debts	1,952	5,000	—	—
Repayment of short-term debts	(5,952)	(5,000)	—	—
Interest expense and guarantee fee	(168)	(113)	—	—
Contribution from the then shareholder for the reorganization	—	602	—	—
Distribution to the then shareholders for the reorganization	—	(10,543)	—	—
Amounts from to a related party	1,000	(4,803)	—	—
Amounts due to related parties	(2,181)	—	—	—

Net cash provided by financing activities	251	89,143	—	—

Net increase in cash and cash equivalents	15,586	482,793	209,811	30,420
Cash and cash equivalents, at the beginning of year	4,041	19,627	502,420	72,844

Cash and cash equivalents at the end of year	19,627	502,420	712,231	103,264

Supplemental disclosure of cash flow information:
Cash paid for interest	168	92	—	—
Cash paid for guarantee fee	—	21	—	—
Cash paid for income taxes	—	—	9,575	1,388
Supplemental disclosure of non-cash investing activities:
Purchase of software included in accrued liabilities and other liabilities	—	—	3,131	454
The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and principal activities

(a)	Principal activities
Intchains Group Limited (the “Company” or “Parent Company”), an exempted company with limited liability incorporated in the Cayman Islands and its subsidiaries are collectively referred to as the “Group”. The Group are principally engaged in integrated circuit (the “IC”) design and sale of application-specific IC (the “ASIC”) chips and the solution based on these chips in the People’s Republic of China (the “PRC”).
Intchains DQ Asset Holding Limited and Intchains SCH Holding Limited, limited liability companies incorporated in the British Virgin Islands (the “BVI”), are the ultimate holding companies of the Company and are owned by Mr. Qiang Ding (“Mr. Ding”) and Mr. Chaohua Sheng (“Mr. Sheng”). Mr. Ding and Mr. Sheng are the ultimate controlling shareholders (collectively, the “Controlling Shareholders” or the
“Co-Founders”)
of the Company.
As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

	Date of incorporation	Place of incorporation	Equity interest held	Principal activities
Name of subsidiaries
Intchains Global Limited	October 29, 2021	The BVI	100%	Investment Holding
Intchains Pte. Ltd.	November 17, 2021	Singapore	100%	Research and development of ICs
Intchains Investment (BVI) Limited	July 1, 2021	The BVI	100%	Investment Holding
Intchains Technology (Hongkong) Limited	July 16, 2021	Hong Kong	100%	Investment Holding and Trading business
Jerryken Intelligent Technology (Shanghai) Co., Ltd.	September 28, 2021	Shanghai, China	100%	Research and development of ICs
Shanghai Intchains Technology Co., Ltd.	December 13, 2017	Shanghai, China	100%	Research and development of ICs
Shanghai Lianfa Information Technology Co., Ltd.	September 9, 2021	Shanghai, China	100%	Research and development of ICs
Shanghai Xinbaiwei Smart Technology Co., Ltd.	October 22, 2021	Shanghai, China	100%	Research and development of ICs
Yancheng Intchains Technology Co., Ltd.*	July 19, 2019	Yancheng, China	100%	Research and development of ICs
Shanghai Intchains Technology (Hong Kong) Company Limited.*	August 2, 2018	Hong Kong	100%	Trading business

*
Yancheng Intchains Technology Co., Ltd. was
de-registered
on September 17, 2021. Shanghai Intchains Technology (Hong Kong) Company Limited was transferred to an independent third party with consideration of RMB10,000 on August 19, 2021, the disposal loss was immaterial.

(b)	Reorganization and stock subdivision
Prior to the incorporation of the Company, the Group’s business was carried out by Shanghai Intchains Technology Co., Ltd. (“Shanghai Intchains”) and its subsidiaries. Shanghai Intchains was established by the
Co-Founders
and other minor shareholders. Yancheng Intchains Technology Co., Ltd. and Shanghai Intchains Technology (Hong Kong) Company Limited were then subsidiaries of Shanghai Intchains. To facilitate offshore financing, an offshore corporate structure was formed in December 2021 (the “Reorganization”), which was carried out as follows:
1) On June 28, 2021, the Company was incorporated in the Cayman Islands by the Controlling Shareholders and other minor shareholders of Shanghai Intchains*.
2) On July 1, 2021, Intchains Investment (BVI) Limited was incorporated in the BVI.
3) On July 16, 2021. Intchains Technology (Hongkong) Limited was incorporated in Hong Kong.
4) On September 9, 2021, Shanghai Lianfa Information Technology Co., Ltd. was incorporated in Shanghai, the PRC.
5) On September 28, 2021, Jerryken Intelligent Technology (Shanghai) Co., Ltd. (“Jerryken Shanghai”) was incorporated in Shanghai, the PRC.
6) On October 9, 2021, Golden Stone Hong Kong Holding Limited (“Golden Stone HK”), a Hong Kong company wholly-owned by an independent third party, acquired a 1% equity interest in Shanghai Intchains at a consideration of US$94,192.
7) On October 22, 2021, Shanghai Xinbaiwei Smart Technology Co., Ltd. was incorporated in Shanghai, the PRC.
8) On October 29, 2021, Intchains Global Limited was incorporated in the BVI.
9) On November 2, 2021, Jerryken Shanghai acquired approximately 82.49% equity interest in Shanghai Intchains at a consideration of RMB 49.4949 million.
10) On December 6, 2021, Jerryken Shanghai acquired the 0.18% equity interest in Shanghai Intchains from Golden Stone HK at a cash consideration of RMB 0.1055 million and the remaining 17.33% equity interest in Shanghai Intchains from its other shareholders at an aggregate cash consideration of RMB 10.4375 million, which was recorded as deemed distribution to these shareholders. Shanghai Intchains then became a wholly-owned subsidiary of Jerryken Shanghai.
11) On July 8, 2022, the Company effected 100 for 1 stock subdivision.

*
As the shareholdings in the Company and Shanghai Intchains were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled the Group, the transaction of the Reorganization was determined as recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company has been accounted for at historical cost at the beginning of the first period presented in the accompanying consolidated financial statements. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ equity, and per share information including the net (losses)/earnings per share have been presented retrospectively as of the beginning off the earliest period presented on the consolidated financial statements to reflect the final shares immediately after the stock subdivision on July 8, 2022.

2.	Principal Accounting Policies

(a)	Basis of presentation
Pursuant to the reorganization as disclosed in Note 1(b), the Company was incorporated on June 28, 2021 and became the holding company of the companies now comprising the Group on December 6, 2021. As the Reorganization only involved inserting new holding entities at the top of an existing company and has not resulted in any change of respective interests of the shareholders, the Consolidated Financial Statement for the reporting periods has been presented as a continuation of the existing company by applying the principles of merger accounting as if the Reorganization had been completed at the beginning of the reporting periods.
The consolidated statements of operation
s and comprehensive income, c
onsolidated statements of changes in equity and consolidated statements of cash flows of the Group for the year ended December 31, 2020, 2021 and 2022 include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the Controlling Shareholders, where this is a shorter period. The consolidated statements of financial position of the Group as at December 31, 2021 and 2022 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the Controlling Shareholders’ perspective. No adjustments are made to reflect fair values, or recognize any new assets or liabilities as a result of the Reorganization.
All intra-group transactions and balances have been eliminated on consolidation.

(b)	Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(c)	Use of estimates
The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates.
The Company believes that accounting estimation of inventory provision, recoverability of prepayments to vendors, recoverability of prepayments on long-term assets, deferred tax assets and provision for product warranty reflect significant judgments and estimates used in the preparation of its consolidated financial statements.
Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(d)	Consolidation
The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries, for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(e)	Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830,
Foreign Currency Matters
.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income as foreign exchange related gains or loss.
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end
exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2021 and 2022 were US$1.00=RMB 6.3757 and 6.9646, respectively, representing the index rates stipulated by the People’s Bank of China.

(f)	Convenience translation
The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB6.8972 on the last trading day of 2022 (December 30, 2022) as set forth in the H.10. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(g)	Fair value of financial instruments
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The three levels of inputs that may be used to measure fair value include:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Observable, market-based inputs, other than quoted prices, for the assets or liabilities either directly or indirectly.
Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any
non-financial
assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.
The Group’s financial instruments consist principally of cash and cash equivalents, other receivables, accounts payable and other liabilities.
As of December 31, 2021 and 2022, the carrying values of cash and cash and cash equivalents, other receivables, accounts payable and other liabilities approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.

(h)	Cash and cash equivalents
Cash and cash equivalents include cash in bank with no restrictions.

(i)	Inventories
The Group’s inventories consist of finished goods, work in process and raw materials, which are purchased from contract manufacturers and component suppliers. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased.
In accordance with ASC
855-10-55-1(b),
the Group considers all data available, including future demand and subsequent changes in product prices that may provide additional information about the valuation of inventories at the balance sheet date.

(j)	Property, equipment and software
Property, equipment and software are stated at historical cost less accumulated depreciation, amortization and impairment loss, if any. Depreciation and amortization are calculated using the straight-line method over the shorter of their estimated useful lives of these assets or the term of the related leases. The estimated useful lives are as follows:

Leasehold improvements	the shorter of their useful lives or the lease terms

Computers and electronic equipment	3 years
Furniture	3-5 years
Software	3 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

(k)	Impairment of long-lived assets
For other long-lived assets including property, equipment and software and prepayments on long-term assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(l)	Contract liabilities
Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenue when revenue recognition criteria are met.
The prepayments received from customers as of December 31, 2021 and 2022 were RMB3,002,000 and RMB 6,000
, respectively. The revenue recognized during year ended December 31, 2020, 2021 and 2022 for such contract liability was RMB 5,737,000, nil and RMB3,002,000, respectively.

(m)	Revenue from contracts with customers (ASC 606)
The Group recognizes revenue to match the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.
Products revenue
The Group generates revenue primarily from engaging in the IC design and sale of ASIC chips and ancillary software and hardware as a unified product.
The Group’s sales arrangements usually require full prepayment before the delivery of products after April 2021. Before that date, the Group offered credit sales to certain significant, long-standing customers in China. The payment term was up to 6 months.

Generally, the sales of ASIC chips and ancillary software and hardware forms an integral part of the performance obligations. ASIC chips are the most crucial hardware component embedded into the Group’s products that provide computing power and are also the key factor determining efficiency of the applications of the Group’s products. Other key hardware includes the computing board, control board, and other accessories such as power supply and structural parts. Software is embedded in hardware to provide basic configuration of relevant hardware that enables end-users
to monitor the working conditions of the chips in real time, including real-time hash rate, temperature, and network connection. All of these components are part of the Group’s products with regard to the Group in completing its performance obligations. Therefore, the Group recognizes product revenue, including sales of customized IC products designed based on the customer’s specifications and requirements which the Group could, if the customized IC products had not been purchased by the customers that ordered them, redirect the customized IC products for other use without practical limitations and contractual restriction with a reasonable profit margin reported due to no significant costs to be incurred/significant reduction in unit selling price, at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or deliver to shipper of the Group’s customers.

The Group offers a standard product warranty of not longer than six months that the product will operate under normal use. Except for the product warranty, the Group is not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as sales and marketing expenses. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the year ended December 31, 2020, 2021 and 2022, respectively.

(n)	Value-added-tax (“VAT”) recoverable and surcharges
Value added tax recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax) were
5%-6%
of the value-
added-tax
depending on the tax payer’s location.

(o)	Cost of revenue
Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Cost of revenue consists of product costs, including cost of raw materials, contract manufacturers for production, shipping and handling costs and research and development costs for production of customized hardware and chips in research phase.

(p)	Research and development expenses
Research and development expenses consist primarily of salary and welfare for research and development personnel, tape-out
expenses, consulting and contractor expenses, testing and tooling materials and manufacturing for trial and other expenses in associated with research and development personnel. The Group recognizes research and development expenses as expenses when incurred.

(q)	Sales and marketing expenses
Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, traveling expenses and other expenses in associated with sales and marketing personnel.

(r)	General and administrative expenses
General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and professional service fees.

(s)	Government grants
Government grants represent cash subsidies received from the PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as “other income” when received. Total government grants recognized in “other income” were RMB 2,495,000, RMB
661,000 and RMB 29,799,000
for the year ended December 31, 2020, 2021 and 2022, respectively, and recognized in “other current liabilities” were RMB 2,520,000, RMB
2,520,000 and nil
as of December 31, 2020, 2021 and 2022, respectively. The amounts recognized under “other current liabilities” represent conditions for obtaining grants are not met but cash subsidies received as of December 31, 2020, 2021 and 2022.

(t)	Lease arrangement as lessee
The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) asset, lease liability, and lease
liability-non-current
in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

(u)	Employee social security and welfare benefits
Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive income amounted to RMB 686,000, RMB
2,748,000 and RMB 5,755,000

for the year ended December 31, 2020, 2021 and 2022, respectively.

(v)	Income taxes
The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of a deferred income tax assets will not be realized in the foreseeable future.
The Group evaluates its uncertain tax positions using the provisions of ASC
740-10,
Income Taxes
, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

(w)	Statutory reserves
The Group’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax
profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).
Appropriation to the statutory reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.
The general reserve fund can only be used for specific purposes, such as offsetting the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.
There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group has not done so.
Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.
The Group has made nil,
RMB 43,674,000 and RMB 3,804,000
appropriations to statutory reserve for the year ended December 31, 2020, 2021 and 2022, respectively.

(x)	(Loss)/Earnings per share
Basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted (loss)/earnings per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method. For the year ended December 31, 2020, 2021 and 2022, the number of dilutive shares was all nil.

(y)	Segment reporting
For management purposes, the Group has only one operating segment, which was IC development and research and sales of products for the year ended December, 2020, 2021 and 2022. All revenue from external customers is derived from Mainland China. Further, all the employees and principal assets employed by the Group are located in China, PRC.

The Group’s long-lived assets are substantially located in the PRC. Accordingly, no segment analysis is provided.

(z)	Recently issued accounting pronouncements

i.	New and amended standards adopted by the Group:
In November 2021, the FASB released ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). The amendments are expected to increase transparency in financial reporting by requiring business entities to disclose information about certain types of government assistance they receive. The amendments also require certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance such as a grant model within FASB Accounting Standards Codification Topic 958, Not-for-Profit Entities, or International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group adopted this guidance on January 1, 2022 and it did not have a material effect on the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions and amending and clarify existing guidance. ASU 2019-12 is effective as for public business entities, for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group completed adopted this guidance on January 1, 2022 and it did not have a material effect on the Company’s consolidated financial statements.

ii.	New and amended standards not yet adopted by the Group:
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses (“ASU 2018-19”), which clarifies certain topics included within ASU 2016-13. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 and 2018-19 are effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group adopted this new guidance on January 1, 2023 and it did not have material effect on the Company’s consolidated financial statements.

3.	Risks and concentration

(a)	Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.
The Group’s sales arrangements usually require full prepayment before the delivery of products after April 2021. For credit sales, the Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Accounts receivable are unsecured and are derived from revenue earned through customers. The Group manages the risk with respect to accounts receivable by credit evaluations performed on customers. As of December 31, 2021 and 2022, accounts receivable from customers was nil.
Customers which contributed more than 10% of total revenue are as below:

	For the year ended December 31,
	2020	2021	2022
Customer A	60%	25%	47%
Customer B	—	23%	33%
Customer C	15%	18%	1%
Customer D	—	—	17%

(b)	Supplier concentration
The Group currently purchases all of its integrated circuits, an important component of its IC products, from a third-party foundry partner. Although only a limited number of manufacturers for such integrated circuits are available, management believes that other suppliers could provide similar integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits placed with large reputable banks, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2021 and 2022:

	RMB		RMB equivalent USD		RMB equivalent SGD	Total in RMB
	China	Overseas	China	Overseas	Overseas

	(in thousands)
December 31, 2021	402,420	100,000	—	—	—	502,420
December 31, 2022	611,266	95,051	656	79	5,179	712,231

5.	Inventories, net
Inventories consist of the following:

	As of December 31,
	2021	2022

	(in thousands)
Finished goods	42,638	34,577
Work in process	5,833	10,399
Raw materials	18,347	34,184

Inventories	66,818	79,160
Less: inventory provision	—	(1,378)

Total	66,818	77,782

During the year ended December 31, 2020, 2021 and 2022, the Group recorded a reserve of nil, nil and RMB 1,378,000 for the slowing moving and obsolete inventories in cost of revenues, respectively.

6.	Prepayments and other current assets
The current portion of prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022

	(in thousands)
Prepayments and other current assets
VAT deductible	—	2,262
Prepayments to vendors (Note a)	31,590	20,220
Prepayments of listing expenses (Note b)	6,288	17,970
Interest receivables	—	1,200
Rental and other deposits	72	72
Others	174	244

Total	38,124	41,968

Note a: Prepayments to vendors mainly represent prepayments made to a third-party supplier for foundry service.
Note b: The amount represents incremental costs directly attributable to the Company’s initial public offering.

7.	Property, equipment and software, net
Property, equipment and software consist of the following:

	As of December 31,
	2021	2022

	(in thousands)
Cost
Leasehold improvements	683	683
Computers and electronic equipment	1,811	3,475
Furniture	448	658
Software	308	5,583

Total cost	3,250	10,399
Less: Accumulated depreciation and amortization	(1,627)	(3,434)

Property, equipment and software, net	1,623	6,965

Depreciation and amortization expenses recognized for the year ended December 31, 2020, 2021 and 2022 are summarized as follows:

	For the year ended December 31,
	2020	2021	2022

	(in thousands)
Research and development expenses	297	442	1,611
Sales and marketing expenses	1	8	40
General and administrative expenses	60	103	156

Total	358	553	1,807

8.	Lease
The Group leases facilities under
non-cancellable
operating leases. The terms of substantially all of these leases are three years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

(a)	The components of lease expenses were as follows:

	For the year ended December 31
	2020	2021	2022

		(in thousands)
Lease cost:
Amortization of right-of-use assets	329	801	946
Interest of lease liabilities	7	84	73
Expenses for short-term lease within 12 months	308	156	(153)

Total lease cost	644	1,041	866

(b)	Supplemental cash flow information related to leases was as follows:

	For the year ended December 31
	2020	2021	2022

	(in thousands)
Cash paid for amounts included in the measurement of lease
Operating cash flows from operating leases	336	885	1,008

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31
	2020	2021	2022
Weighted-average remaining lease term
Operating leases	10.5 months	30.00 months	18.55 months
Weighted-average discount rate
Operating leases	4% per annum	4% per annum	4% per annum

(d)	Maturities of lease liabilities were as follows:

As of December 31
2022
(in thousands)
Year Ending December 31,
2023	1,007
2024	300

Total undiscounted lease payments	1,307
Less: imputed interest	(41)

Total lease liabilities	1,266

9.	Prepayments on long-term assets
The following is a summary of prepayments on long-term assets as of December 31,2021 and 2022:

	As of December 31
	2021	2022

	(in thousands)
Payments on buildings	—	112,856

On December 21, 2021, the Group entered into a sale and purchase agreement (the “S&P Agreement”) with an independent third party, pursuant to which, the Group agreed to purchase a premise located in Shanghai, the PRC, at a consideration of RMB112,855,500, and fulfill certain tax requirement that during the period starting from the date of the S&P Agreement to December 31,2024, the total amount of taxes payments would be not less than approximately RMB50,000,000 in aggregate. In the event that the Group fails to meet the tax requirements of RMB50,000,000
,
the counterparty has the right to demand a delay in delivering the premise until the Group supplements the taxation requirements, or to terminate the S&P agreement by returning all prepayments to the Group without any penalty. Although phased requirements for the taxation of RMB50,000,000 are stated in the S&P agreement, the fulfillment of these phased requirements only affects the Group’s entitlement on certain government subsidies and does not involve the counterparty’s right to terminate the S&P agreement. As of December 31,2022, the consideration has been fully paid. The prepayments are refundable subject to (i) the agreement is terminated by uncontrollable factors of which the liability of breach of agreement does not lay on either the seller or the Group, or (ii) the agreement is terminated by the Group on the ground that the seller cannot fulfill the responsibility of the agreement.

10.	Accrued liabilities and other current liabilities

	As of December 31
	2021	2022

	(in thousands)
Salary and welfare payable	3,810	3,616
Other tax payables	8,515	350
Other current liabilities (Note a)	2,520	—
Accrued listing expenses (Note b)	5,228	4,963
Others	542	3,926

Total	20,615	12,855

Note a: The amounts as of December 31, 2021 represent the government grants received in advance, which has been recognized in “other income” in 2022, as the conditions for grants had been fulfilled during the year ended December 31,2022.
Note b: The amount represents incremental costs directly attributable to the Company’s initial public offering payable by the Group.

11.	Share capital
On June 28, 2021, Intchains Group Limited, was incorporated in the Cayman Islands as an exempted company with limited liability to become our offshore holding company with authorized share capital of US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each. On June 28, 2021, the Company issued 1,000,000 ordinary shares to existing shareholders at a price of US$0.0001 per share for a total cash consideration of US$100. All share capital is unpaid yet.
On December 14, 2021, the directors of the Company and shareholders approved that, 176,470 ordinary shares of the Company to be issued and allotted to Golden Stone Capital Limited at a consideration of
RMB100,000,000.
On July 8, 2022, the Company effected 100 for 1 stock subdivision, such that the (i) authorized share capital of the Company was subdivided from US$50,000 divided into 500,000,000 shares, US$0.0001 par value each to US$50,000 divided into 50,000,000,000 shares, US$0.000001 par value each, and (ii) the issued and outstanding shares were 117,647,000 shares of par value of US$0.000001 each.
The Group adopted the “Amended and Restated Articles of Association” by the way of special resolution passed on July 12, 2022, which became effective upon the completion of the Company’s initial public offering of Class A Ordinary Shares represented by American Depositary Shares on the Designated Stock Exchange in March 2023. The Group authorized
50,000,000,000 shares of a par value of US$0.000001 each, comprising (a) 49,934,912,000 Class A Ordinary Shares of a par value of US$0.000001 each and (b) 65,088,000 Class B Ordinary Shares of a par value of US$0.000001 each. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.
The Group adopted the “2022 Share Incentive Plan” on July 12, 2022 (“The Plan”), by the way of special resolution passed on July 12, 2022, which became effective upon the completion of the proposed initial public offering of American Depositary Shares of the Company in March 2023 and shall continue for
10 years unless amended or terminated by the Board. The Company could use the following awards authorized for issuance or grant under the Plan: options, share appreciation rights, share awards, restricted share units, dividend equivalents or other share-based awards. The maximum aggregate number of shares that may be issued under the Plan is initially 6,500,000 Shares and shall automatically increase on the first trading day in January each calendar year during the term of the Plan, beginning on the first trading day in January 2023, by an amount equal to 1% of the total number of Shares outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of Shares as determined by the Board, but in no event shall any such annual increase exceed 1,350,000 Shares. The shares issued under the Plan may be authorized, but unissued, or reacquired shares (subject to applicable laws), including shares repurchased by the Company on the open market.

12.	Other income

	For the year ended December 31
	2020	2021	2022

	(in thousands)
Government grants	2,495	661	29,799
Others	—	79	—

	2,495	740	29,799

The government grants are provided by local government to support the qualified projects of IC industry with no repayment obligations. The amount recognized represents conditions for meeting grants are fulfilled for the year ended December 31, 2020, 2021 and 2022.

13.	Income Taxes

(a)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	British Virgin Island
Pursuant to the rules and regulations of the British Virgin Island, the Group is not subject to any income tax in the British Virgin Island.

(c)	Hong Kong Profits Tax
Profits tax for the first HK$2 million of profits of corporations is 8.25 percent. Profits above that amount will be subject to the tax rate of 16.5 percent. No provision for Hong Kong profits tax has been made as the Group had no assessable profits derived from or earned in Hong Kong.

(d)	Singapore
Tax on corporate income is imposed at a flat rate of 17%. A partial tax exemption and a three-year start-up
tax exemption for qualifying
start-up
companies are available. Under partial tax exemption, 75% of the first SGD 10,000 of chargeable income is tax exempt and 50% of the next SGD 190,000 of chargeable income is tax exempt. Under start-up
tax exemption, 75% of the first SGD 100,000 of chargeable income is tax exempt and 50% of the next SGD 100,000 of chargeable income is tax exempt. The start-up
exemption is not available to property development and investment holding companies. No provision for Singapore has been made as the Group had no assessable profits derived from or earned in Singapore.

(e)	PRC Enterprise Income Tax (“EIT”)
Shanghai Intchains obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019 and 2022, respectively. Therefore, Shanghai Intchains is eligible to enjoy a preferential tax rate of
15
% from 2019 to 2022 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a
5-year
tax holiday (two years full exemption followed by three years half reduction) beginning from 2021 after utilizing all prior years’ tax losses. Therefore, Shanghai Intchains is eligible to enjoy a preferential tax rate of 0% after utilizing all prior year’s tax losses in the future. The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.
The carry forward period for net operating losses under the EIT Law is five years for general enterprises and ten years for HNTE and all tax losses have been utilized during the year of 2021. However, Shanghai Intchains is eligible to enjoy a preferential tax rate of
0% after utilizing all prior year’s tax losses. These tax losses would not be expected to have effect on the effective taxation rate (0%).

(f)	PRC Withholding Income Tax on Dividends
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC
company is located.”
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign- invested Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.
As of December 31, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the year ended December 31
	2020	2021	2022
PRC statutory income tax rates	25.00%	25.00%	25.00%
Effect of expenses not deductible for tax purposes	0.06%	0.01%	0.01%
Effect of additional deduction of research and development expense	(64.14%)	(2.22%)	(2.64%)
Benefit from tax losses and temporary differences utilized	—	—	(0.81%)
Effect of tax incentive	39.08%	(22.79%)	(18.34%)

Total tax cost	0.00%	0.00%	3.22%

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the year ended December 31
	2020	2021	2022

	(in thousands)
Current tax	—	—	11,814
Deferred taxation	—	—	42

Income tax expenses	—	—	11,856

Deferred taxation
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The unrecognized temporary differences carried forward that may give rise to the deferred tax balances as of December 31, 2021 and 2022, are as follows:

	As of December 31
	2021	2022

	(in thousands)
Accrued expense and others	8,617	536
Accelerated tax depreciation	(1,252)	(2,416)
Inventory provision	—	1,378
Product warranty	463	223

Total	7,828	(279)

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2021 and 2022:

	As of December 31
	2021	2022

	(in thousands)
Deferred tax assets:
Accrued expense and others	—	80
Inventory provision	—	207
Product warranty	—	33

Total deferred tax assets	—	320

Deferred tax liabilities:
Accelerated tax depreciation	—	(362)

Total deferred tax liabilities	—	(362)

Presentation in the consolidate balance sheet:
Deferred tax assets	—	—
Deferred tax liabilities	—	(42)

Net deferred tax assets/(liabilities)	—	(42)

For the year ended December 31, 2020 and 2021, no deferred taxation had been recognized for the above temporary difference because the Group determines that it is likely that the effective tax rate would be at a preferential rate of
0
% when the deferred tax assets would be utilized in the future during the tax holiday as approved by the relevant tax authorities.
In making such determination, the Group considered factors including the expected schedule of future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the deferred tax balances will decrease tax expense when those events occur.
In accordance with ASC 740, for each
tax-paying
entity within a particular jurisdiction, all deferred tax assets and liabilities shall be offset and presented as a single amount within a particular tax jurisdiction rather than on a legal entity by entity basis. Therefore, certain non-current
deferred tax assets and liabilities of the Group were offset and presented on a net basis on the consolidated balance sheets of the Group.
As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

14.	Related party transactions
During the year ended December 31, 2021, the Group entered into certain short-term loan agreements with Shanghai Pudong Development Bank Co., LTD. New Branch of Shanghai Pilot Free Trade Zone. with aggregated principal amount of RMB5,000,000, which was guaranteed by a controlling shareholder, and his spouse, and an independent third party with the interest fixed rates 4% per annum. The amount was fully repaid on October 25, 2021.
As of December 31, 2020, the amounts due to Mr. Sheng and Mr. Feng Yang, the shareholders of the Group, were RMB4,790,000 and RMB13,000, respectively. These amounts are non-trade in nature, unsecured, interest-free and repayable on demand and all repaid in 2021.
During the year

ended December 31, 2021 and 2022, except for disclosed above, the Group did not conduct any transaction with related parties. As of December 31, 2021 and 2022, the amount due to (or due from) related parties was nil.

15.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated in accordance with ASC 260 on computation of earnings per share for each of the year ended December 31, 2020, 2021 and 2022, are calculated as follows
:

	For the year ended December 31
	2020	2021	2022

	(in thousands, except share and per share data)
Basic and diluted net earnings per share calculation
Numerator:
Net earnings attributable to ordinary shareholders, basic and diluted	8,247	450,144	355,201
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted (1)	100,000,000	100,870,300	117,647,000
Net earnings per share attributable to ordinary shareholders:
Basic	0.08	4.46	3.02
Diluted	0.08	4.46	3.02
Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.

16.	Commitments and contingencies
As of December 31, 2021 and 2022, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows. In addition to the information disclosed elsewhere in the notes to consolidated financial statements, the Group had no significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021 and 2022.

17.	Subsequent events
In March 2023, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market. In the offering,
1,114,516
 American depositary shares (“ADSs”), representing
2,229,032
 Class A Ordinary shares, were issued and sold to the public at a price of USD
8.00
 per ADS, after underwriter partially exercised over-allotment option to purchase additional ADSs. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totalled USD
8.9
 million, before deducting underwriting discounts and commission, and other related expenses.
Pursuant to the Underwriter Agreement, we have also agreed to issue to Maxim (or its permitted assignees) warrants to purchase a number of our ADSs equal to an aggregate of three percent (3.0%) of the total number of ADSs sold in the IPO, or the Underwriter’s Warrants. The Underwriter’s Warrants will have an exercise price equal to 125% of the initial public offering price of the ADSs sold in the IPO and may be exercised on a cashless basis. The Underwriter’s Warrants are exercisable commencing six months after the Prospectus Effective Date, and will expire 18 months after the Prospectus Effective Date. As of the date of this report, the warrants are all outstanding.
Upon the completion of IPO, the resolutions in Note 11 became effective, which are (i) the Amended and Restated articles of Association became effective (ii) the 2022 Share Incentive Plan (“The Plan”) became effective.
On March 20,2023, the authorized share capital of the Company has been re-classified
and
re-designated
such that the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 shares of a par value of US$0.000001 each, comprising of (a) 49,934,912,000 Class A ordinary shares of a par value of US$0.000001 each (the “Class A Ordinary Shares”); and (b) 65,088,000 Class B ordinary shares of a par value of US$0.000001 each (the “Class B Ordinary Shares”). On March 20, 2023, 52,559,000 and 65,088,000 ordinary shares held by the existing shareholders before IPO were respectively re-designated
as Class A Ordinary Shares and Class B Ordinary Shares.

18.	Condensed financial information of the parent company
Rules
12-04(a)
and
4-08(e)(3)
of Regulation
S-X
require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.
The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Receivables from a subsidiary” The Parent Company and its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.
As of December 31, 2021 and 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.
Condensed Financial Information of the Parent Company
CONDENSED BALANCE SHEET

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note2(f)
	(in thousands, except share and per share data)
ASSETS
Current assets:
Receivables from subsidiary	100,000	100,000	14,499

Total current assets	100,000	100,000	14,499
Total assets	100,000	100,000	14,499

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	—	—	—

Shareholders’ equity
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 117,647,000 shares issued and outstanding as of December 31, 2022 and 2021) (1)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	100,000	100,000	14,499

Total shareholders’ equity	100,000	100,000	14,499
Total liabilities and shareholders’ equity	100,000	100,000	14,499

Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.

CONDENSED STATEMENT OF OPERATIONS

	For the period from the inception to December 31, 2021	For the year ended December 31, 2022
	RMB	RMB	US$
(Note2(f)
(in thousands, except share and per share data)
Gross profit
Total operating expense	—	—	—
Income before income tax expenses	—	—	—
Net income and total comprehensive income	—	—	—
CONDENSED STATEMENT OF CASH FLOW

	For the period from the inception to December 31, 2021	For the year ended December 31, 2022
	RMB	RMB	US$
(Note2(f)
(in thousands, except share and per share data)
Cash flows from operating activities	—	—	—
Cash flow from investing activities	—	—	—
Cash flow from financing activities	—	—	—
Effect of exchange rate changes on cash	—	—	—
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of the year	—	—	—
Cash and cash equivalents, end of the year	—	—	—