Form 20-F
period 2023-12-31
Intchains Group Ltd
filed 2024-03-18
CIK 1895597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
c/o Building 16, Lane 999,
Xinyuan South Road,
Lin-Gang
Special Ar
ea
,
Pudong, Shanghai, 201306,
the People’s Republic of China
(Address of Principal Executive Offices)
Chaowei Yan
Chief Financial Officer
Intchains Group Limited
c/o Building 16, Lane 999,
Xinyuan South Road,
Lin-Gang
Special Ar
ea
,
Pudong, Shanghai, 201306,
the People’s Republic of China
Telephone: +86 021 5896 1080

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 119,876,032 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated file r ☒	Emerging growth company ☒
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
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
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
☐
 Yes
☐
 No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs.

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares.

•	“ASICs” refers to application-specific ICs, meaning ICs designed for a specific application.

•	“CAC” refers to the Cyberspace Administration of China.

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

•	“Class A ordinary shares” refers to our class A ordinary shares, par value US$0.000001 per share.

•	“Class B ordinary shares” refers to our class B ordinary shares, par value US$0.000001 per share.

•	“Company” refers to Intchains Group Limited, a Cayman Islands company and its subsidiaries.

•	“CSRC” refers to the China Securities Regulatory Commission.

•	“EIT” refers to enterprise income tax.

•	“IC” or “chips” refers to integrated circuits.

•	“iterate” or “iteration” refers to the act of repeating a process, either to generate an unbounded sequence of outcomes, or with the aim of approaching a desired goal, target or result.

•

“mainland China” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this report.

•	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

•	“nm” refers to nanometer.

•	“MIIT” refers to the Ministry of Industry and Information Technology of China.

•	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares.

•	“PoW” refers to proof-of-work.

•	“RMB” and “Renminbi” refer to the legal currency of mainland China.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, and the related notes. Each ADS represents two class A ordinary shares. Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “ICG”.

We conduct our business primarily in China and the majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect as of December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future prospects and market acceptance of our products and services;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenue, costs or expenditures;

•	anticipated cash needs and its needs for additional financing;

•	growth of and competition trends in our industry;

•	our ability to successfully integrate acquisitions;

•	our expectations regarding demand for, and market acceptance of, our products;

•	expectations with respect to the success of our research and development efforts;

•	expectations regarding our growth rates, growth plans and strategies;

•	general economic and business conditions in the markets in which we operate;

•	relevant government policies and regulations relating to our business and industry;

•	PRC laws, regulations and policies, including those applicable to the IC industry and foreign exchange;

•	the impact of the geopolitical tensions between the United States and China or other countries, and the impact of actual or potential international military actions;

•	the impact of the outbreak and continuing spread of the coronavirus disease, or COVID-19, and other pandemics or natural disasters; and

•	assumptions underlying or related to any of the foregoing.

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

Overview

We are a provider of integrated solutions of high-performance computing ASIC chip products for blockchain applications. We have a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. We have strong supply chain management through our well-established business partnership with a leading foundry, which helps to ensure our product quality and stable production output.

Our products primarily include high-performance computing ASIC chip products consisting of ASIC chips that have high computing power and superior power efficiency, computing equipment incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023 and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. We design our ASIC chips in-house, which enables us to leverage proprietary silicon data to deliver products reflecting the latest technological developments ahead of our competitors. As of December 31, 2023, we had completed a total of nine tape-outs using our “Xihe” Platform for 22nm and 12nm ASIC chips, achieving a 100% success rate for all our tape-outs.

The blockchain industry experienced challenges in 2023 and uncertainties in the market had negatively impacted our business performance. Our total revenue decreased from RMB631.8 million in 2021 to RMB473.7 million (US$68.7 million) in 2022 and further decreased to RMB82.2 million (US$11.6 million) in 2023. Our net income decreased from RMB450.1 million in 2021 to RMB355.2 million in 2022. We recorded a net loss of RMB26.8 million (US$3.8 million) in 2023.

Despite these challenges, we maintain our confidence in our business strategy and long-term prospects, particularly as the broad market has shown signs of recovery in the fourth quarter of 2023. Our strong commitment to advanced research and development enables us to continuously innovate and create ASIC chips with superior performance to power ratio at reasonable cost. Our latest ASIC chip, designed and manufactured using a 12nm process node, completed the relevant IC verification and trial production processes in February 2024 and is set to enter mass production in March 2024. In addition, we initiated our business expansion in Singapore in 2023 by dispatching members of senior management to station in Singapore and entering dialogues with potential local distributors for cooperation. In December 2023, we entered into an asset acquisition agreement with a Singapore-based company to purchase certain assets used in the operation of its Goldshell WEB3 infrastructure brand with the aim of enabling us to enter the downstream production and sales sector across computing equipment for blockchain applications and other WEB3 infrastructure-related hardware and software products. We completed such acquisition in February 2024.

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

Our Corporate Structure

We are not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our operating subsidiaries based in mainland China. The “Company” and “our Company” refer to Intchains Group Limited, a Cayman Islands company. “We,” “us,” and “our” refer to Intchains Group Limited and its subsidiaries. In mainland China, we conduct our business through Jerryken Intelligent Technology (Shanghai) Co., Ltd., or Jerryken Shanghai, and Shanghai Intchains Technology Co., Ltd., or Shanghai Intchains, each an indirect wholly owned subsidiary of the Company, and two operating subsidiaries wholly owned by Shanghai Intchains. In 2023, we initiated our business operations in Singapore through Intchains Pte. Ltd., which is an indirect wholly-owned subsidiary of the Company. Intchains Pte. Ltd. incurred expenses and did not generate any revenue in 2023.

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

The following diagram illustrates our simplified corporate structure as of the date of this annual report:

Government Regulations and Permissions

We have been advised by Jingtian & Gongcheng, our PRC legal adviser, that, as of the date of this annual report, we have obtained all necessary permissions, approvals and authorizations in mainland China in all material aspects in relation to conducting our business operations in mainland China. Except for the business licenses issued by the local branch of the State Administration for Market Regulation, which our PRC subsidiaries have obtained and are in full force and effect as of the date of this annual report, Intchains Group Limited and our PRC subsidiaries are not required to obtain other licenses, approvals or permits to conduct our business operations in mainland China. However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions and approvals are not required but the regulators do not take the same view as we do. Also, if applicable laws, regulations or interpretations change, we may be required to obtain additional licenses or approvals. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements.

Cash Flow and Assets Transfer within Our Organization

Intchains Group Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Intchains Group Limited to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Intchains Group Limited. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to Intchains Group Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Holding Company Structure.”

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

We have never declared or paid any dividends on our ordinary shares since our inception, nor have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For the year ended December 31, 2023, except for inter-company transactions that occurred in the ordinary course of business, no cash or other asset transfers occurred among Intchains Group Limited and its subsidiaries, and no dividends or distributions from a subsidiary were made to Intchains Group Limited or other investors.

Dividends or Distributions Made to the Company and Tax Consequences Thereof

Our subsidiaries did not make any dividends or distributions to us for years ended December 31, 2021, 2022 and 2023. If any dividend is paid by our PRC subsidiaries to the Company in the future, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “—D. Risk Factors—Risks Relating to Regulations of Our Business—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

We did not make any dividends or distributions to our shareholders for years ended December 31, 2021, 2022 and 2023. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

•

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not conducted by our PRC subsidiaries, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. If any of our PRC subsidiaries is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

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

Risks Relating to Our Business and Industry

•	We have incurred net losses from operating activities in 2023, and we may not achieve or sustain profitability.

•	There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.

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

•

We derive a significant portion of our revenue from our ASIC chip products. If the market for our ASIC chip products ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

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

•

Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, may suffer from hacking and fraud risks, which may erode user confidence in cryptocurrency which would in turn decrease the demand for our ASIC chip products.

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

Risks Relating to Our Business and Industry

We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

We recorded net income of RMB450.1 million and RMB355.2 million in 2021 and 2022, respectively, and recorded a net loss of RMB26.8 million (US$3.8 million) in 2023. We cannot assure you that we will be able to generate net income from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a more stable performance given the significant fluctuation and volatility of the prices of cryptocurrencies and blockchain mining business, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

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

Our business and financial condition highly correlate with market prices of cryptocurrencies. We primarily offer ASIC chip products and we price our products with reference to the market price of cryptocurrencies and the expected economic return of cryptocurrency mining, among other factors. We derived substantially all of our revenue in 2021 and 2022, and 83.1% of our revenue in 2023, from the sales of ASIC chip products. Any wild fluctuations in the market price of cryptocurrencies may have a material adverse impact on our business, financial condition and results of operations. In addition, if there is a steep increase in the market price of cryptocurrencies, market demand for our ASIC chip products is also likely to surge. In the event that our production and service capabilities cannot quickly catch up, we may lose our customers and market share. In addition, if market demand increases beyond our expectations, we may not be able to maintain an adequate inventory level of our finished goods, and may lose sales and market share to our competitors as a result.

On the other hand, if the market price of cryptocurrencies falls significantly, economic returns for mining activities as well as demand for our ASIC chip products will likely drop rapidly. We may be exposed to increased inventory risks due to accumulating excessive inventory of our products or raw materials, parts and components for our products.

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

However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments in deep learning, computer vision, blockchain and cryptocurrency could render our products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products. As a result, our business, results of operations and financial condition would be materially and adversely affected.

As our current ASIC chip products are mainly designed for cryptocurrency mining, any limitation on the usage and adaptation of cryptocurrency and any actual or perceived adverse development in the cryptocurrency market, which is rapidly and continuously evolving, can adversely affect our results of operations. As there is no wide consensus with respect to the value and application of cryptocurrency, any future development may continue to affect the price of cryptocurrency and as a result affect the demand for our current ASIC chip products. In addition, any event or rumor that generates negative publicity for the cryptocurrency industry and market, such as allegations that cryptocurrency is used for money laundering or other illicit activities, could result in harm to our reputation, which in turn may negatively affect our results of operations.

Decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies have attracted many committed users. However, the decentralized nature of cryptocurrency is subject to growing discussion and suspicion. Individuals, companies or groups, as well as cryptocurrency exchanges that own vast amounts of cryptocurrencies, can affect the market price of cryptocurrency. Furthermore, the production of computing equipment for blockchain applications and mining pool locations are becoming centralized. The suspicion about the decentralized nature of cryptocurrency may cause our customers to lose confidence in the prospects of the cryptocurrency industry. This in turn could adversely affect the market demand for our ASIC chip products and our business.

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies and related products and services, which could negatively affect our business, financial condition, and results of operations.

End users of our products are based across the world. As such, changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in domestic or overseas policies and laws regarding holding, using and/or mining of cryptocurrencies and related products and services could result in an adverse effect on our business operations and results of operations. Moreover, if any domestic or international jurisdiction where we operate or sell our ASIC chip products prohibit or restricts cryptocurrency mining activities, we may face legal and other liabilities and may experience a material loss of revenue.

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

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether cryptocurrency will be able to cope with, or benefit from, those changes. In addition, as cryptocurrency mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our current ASIC chip products. There has been public backlash surrounding the environmental impact of cryptocurrency mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded.

For example, in the United States, certain local governments of the state of Washington have discussed measures to address environmental impact of cryptocurrency-related operations, such as the high electricity consumption of cryptocurrency mining activities. Pursuant to the Announcement on Prevention of Risks from Offering and Financing of Cryptocurrencies promulgated by seven PRC governmental authorities including the People’s Bank of China, or the PBOC, on September 4, 2017, and Guarding against the Speculative Risks of Cryptocurrency Trading promulgated by the National Internet Finance Association of China, the China Banking Association; and the Payment & Clearing Association of China on May 18, 2021, illegal activities in offering and financing of cryptocurrencies, including initial coin offerings (ICOs), are forbidden in the PRC because such activities may be considered to constitute illegal offering of securities or illegal fundraising. Furthermore, financial institutions and payment institutions shall not engage in businesses related to cryptocurrency offering or financing transactions. Pursuant to the Circular of the Regulating Cryptocurrency Mining Activities promulgated by eleven PRC governmental authorities including the PBOC on September 3, 2021, which aims to dispose of the “hidden risks” in cryptocurrency mining as it pursues China’s carbon-neutrality goals, and cryptocurrency mining is to be classified as a phased-out industry. This circular does not outlaw cryptocurrency mining completely, rather it orders local authorities to clamp down on illegal mining activities with plans to gradually phase out the industry. Investing in and constructing new mining projects will not be allowed and the existing mining projects will be given time to exit, and the entire industrial chain of the upstream and downstream of cryptocurrency mining activities will be tighten regulated. On September 15, 2021, ten PRC governmental authorities including the PBOC issued the Notice on Further Preventing and Disposing of Risks in Cryptocurrency Trading and Speculation. This notice reiterates that cryptocurrencies do not have the same legal status as legal currencies, and emphasizes that cryptocurrency-related businesses are illegal financing activities such as conducting exchanges between legal currencies and cryptocurrencies, exchanges among different cryptocurrencies, trading cryptocurrencies as a central counterparty, matching and pricing services for cryptocurrency transactions, token issuance and financing, and cryptocurrencies derivatives transactions. Cryptocurrency exchanges providing services to domestic residents are also illegal financial activities, and the relevant domestic staff and subjects providing marketing and promotion, payment and settlement, and technical support services for them will be investigated for knowingly participating in the cryptocurrency industry. On March 12, 2022, the National Development and Reform Commission of the PRC, or NDRC, published the Market Access Negative List (2022 Edition), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to such list, market entities are prohibited from investing in eliminated items. The above regulations and policies may result in no customers in the PRC buying our products.

We derive a significant portion of our revenue from our ASIC chip products. If the market for our ASIC chip products ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

We derived a significant portion of our revenue from the sales of our ASIC chip products including ASIC chips that have high computing power and superior power efficiency, computing equipment incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023 and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. This is expected to continue in the foreseeable future. In 2021, 2022 and 2023, sales of our ASIC chip products accounted for 100.0%, 100.0% and 83.1% of our revenue, respectively. If the market for our ASIC chip products ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our ASIC chip products. If we cannot maintain the scale and profitability of our ASIC chip products, our business, results of operations and ability to continue to grow will suffer. Furthermore, excess inventories, inventory markdowns, brand image deterioration and margin squeeze caused by declining economic returns for miners or pricing competition for our ASIC chip products could all have a material and adverse impact on our business, financial condition and results of operations.

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

Our ASIC chips depends mainly on supplies from a single third-party foundry, and any failure to obtain sufficient foundry capacity from this foundry would significantly delay the shipment of our products.

We do not own any IC fabrication facilities. A leading semiconductor foundry has been our major third-party foundry partner for our ASIC chips (the “Foundry Partner”). We sell our ASIC chips directly to our customers and, starting from the fourth quarter of 2023, began selling computing equipment for blockchain applications incorporating our ASIC chips. In 2021, 2022 and 2023, the value of the ICs we purchased from the Foundry Partner accounted for 45.3%, 49.6% and 66.0%, respectively, of our total procurement for the respective years. It is important for us to have a reliable relationship with the Foundry Partner and other future foundry service providers to ensure adequate product supply to respond to customer demand.

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

The difficulty of cryptocurrency mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for cryptocurrency miners, which in turn affects the demand for our ASIC chip products. Cryptocurrency mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the cryptocurrency network. The cryptocurrency algorithm is designed so that one block is generated within a certain time period, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change, the amount of computing power required to generate each block increases and hence the mining difficulty also increases. In other words, based on the current design of the cryptocurrency network, cryptocurrency mining difficulty would increase together with the total computing power available in the cryptocurrency network, which is in turn affected by the number of cryptocurrency mining machines in operation. As a result, strong growth in sales of our ASIC chip products can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of cryptocurrency mining and resulting in downward pressure on the expected economic return of cryptocurrency mining and the demand for, and pricing of, our products.

Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, may suffer from hacking and fraud risks, which may erode user confidence in cryptocurrency which would in turn decrease the demand for our ASIC chip products.

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

Cryptocurrency mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for cryptocurrency mining activities in that jurisdiction, which may in turn cause the sales of our ASIC chip products in that jurisdiction to decrease.

In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for cryptocurrency mining activities or government measures restricting or prohibiting the use of electricity for cryptocurrency mining activities. Any such development in the jurisdictions where we sell our ASIC chip products for blockchain applications could have a material and adverse effect on our business, financial condition and results of operations.

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

Once tape-out is successful, the ASIC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both of product design, which is developed by us, and process technology, which typically belongs to a third-party foundry, such as the Foundry Partner in our case. While we have historically achieved high final test yields, such as 99% between 2021 and 2023, we cannot assure you that we will be able to maintain such high final test yields in the future. Low final test yields can result from either a product design deficiency or a process technology failure or a combination of both. As such, we may not be able to identify problems causing low final test yields until our product designs go to the manufacturing stage, which may substantially increase our per unit costs and delay the launch of new products.

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

In addition, we outsource a portion of our product manufacturing process to certain production partners, and in those instances we require these production partners to purchase parts and components from other third-party suppliers. Although we carry out quality inspections for the manufacturing process and the parts and components purchased by our production partners, we cannot assure you that we will always be able to detect defects in the manufacturing process or the parts and components purchased. Any defect in our third-party manufacturing process or parts and components purchased by them may lead to defects in our finished products, which may in turn increase our costs as well as damage our reputation and market share. We may not be able to procure contractual or other indemnities from the suppliers of the defective parts and components adequately, or at all. We may be subject to product liability claims and litigation for compensation which could result in substantial and unexpected expenditures and could materially and adversely affect our cash flow and operating results.

We may be unable to make the substantial investments in research and development that are required to remain competitive in our business.

Advances in cryptocurrency mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2021, 2022 and 2023, we incurred research and development expenses of RMB53.2 million, RMB48.4 million and RMB42.3 million (US$6.0 million), respectively. We are committed to investing in new product development in order to stay competitive in our markets. We are driven by market demand, and we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

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

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs. The carrying value of our inventories were RMB66.8 million, RMB77.8 million and RMB41.8 million (US$5.9 million) as of December 31, 2021, 2022 and 2023, respectively.

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

For the years ended December 31, 2021, 2022 and 2023, our revenue amounted to RMB631.8 million, RMB473.7 million and RMB82.2 million (US$11.6 million), respectively. We may not be able to halt the decrease in revenue and achieve future revenue growth if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

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

As the markets for ASIC chip products are relatively young and still developing, we cannot forecast longer-term demand or order patterns for our products. We commenced our operation in December 2017. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. For example, foundries need other electronic components to manufacture our ASIC chips. These electronic components are also used in the manufacture of traditional consumer electronic products. As a result, to the extent there are cycles and fluctuations in the consumer electronics industry, they may have an impact on the supply of our raw materials. If we or our foundry partner are unable to secure raw materials due to these factors, or if any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand, our total revenue would be adversely affected and our reputation with our customers may be damaged. In addition, our business highly correlate with market prices of cryptocurrencies as our ASIC chip products are primarily used in cryptocurrency mining activities. The market prices of cryptocurrencies are highly volatile and exhibit no material season-related pattern of fluctuations.

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

We may incur net cash outflows at an early stage of our production because we are required to prepay the Foundry Partner before the service is provided in order to secure the foundry service provider’s production capacity. As of December 31, 2021, 2022 and 2023, the outstanding balance of prepayments we made to our foundry service providers amounted to approximately RMB22.2 million, RMB13.9 million and RMB32.8 million (US$4.6 million), respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, or at all, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.

We had a concentration of credit risk because we derived our revenue from a limited number of customers

We sell our ASIC chip products to distributors. Our customer base consists of distributors located in the PRC. For the year ended December 31, 2021, we had 24 customers with three contributing more than 10% of our revenue each, accounting for 24.6%, 22.9% and 17.8%, respectively, of our revenue. For the year ended December 31, 2022, we had seven customers with three contributing more than 10% of our total revenue each, accounting for 47.3%, 33.3% and 17.4%, respectively. For the year ended December 31, 2023, we had seven customers with two contributing more than 10% of our revenue each, accounting for 56.2% and 41.9%, respectively, of our revenue. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of our products. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

Power shortages, labor disputes and other factors may result in constraints on our production activities.

The production of our ASIC chip products is dependent on adequate supplies of power and labor. If our production partners experience power shortages or labor disputes for any reason, it would likely result in disruptions to the production activities we outsource to them. For example, in October 2021, one of our production partners in Guangdong province had to reduce the number of workdays in a week due to government-mandated power outages. There can be no assurance that our operations will not be affected by power shortages, labor disputes or other factors in the future, thereby causing material production disruptions and delays in our delivery schedule. In such event, our business, results of operations and financial condition could be materially and adversely affected.

We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.

We operate in highly competitive industries for our ASIC chip products , and we may continue to look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on the design of ASIC chips and assembly of computing equipment for blockchain applications, but also new entrants that include well-established players in the semiconductor industry, or players that have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of ASIC chips and/or computing equipment for blockchain application similar to ours in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total revenue and increase our costs.

We develop and protect our intellectual property portfolio by registering our patents, copyrights, IC layout design rights, utility models, trade secret laws and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. However, we cannot assure you that the strategies and steps we are taking are sufficient to protect our intellectual property rights or that, notwithstanding legal protection, others do not or will not infringe or misappropriate our intellectual property rights. If we fail to adequately protect our intellectual property rights, or if changes in laws diminish or remove the current legal protections available to them, the competitiveness of our products may be eroded, and our business could suffer. As of the date of this annual report, we have registered 28 trademarks (including two in mainland China and 26 outside mainland China) and a total of ten patents in the PRC, including six inventions and four utility model patents. As of the same date, we have registered ten software copyrights and 25 IC layout-design rights in the PRC. The rights granted to us under our patents, IC layout-design rights and copyrights, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any failure of our patents, copyrights and IC layout-design rights to adequately protect our technologies may allow our competitors to offer similar products or technologies. We may not be able to protect our intellectual property rights in some countries where our products may be sold in the future. Even if intellectual property rights are granted outside of the PRC, effective enforcement in those countries may not be available to us, primarily due to the relatively weak legal regime protecting intellectual property rights in those countries and the difficulties to defend and enforce such rights. Accordingly, we may not be able to effectively protect our intellectual property rights in those countries. Many companies have encountered substantial intellectual property infringement in the PRC as well as in many of the countries where we may sell our products in the future.

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

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal controls. In accordance with the standards of the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The two material weaknesses identified relate to the following: (a) during its audit, our independent registered public accounting firm noted that our internal control over financial reporting was not effective due to (i) inadequate segregation of duties and effective risk assessment; (ii) lack of personnel adequately trained in U.S. GAAP; and (iii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both U.S. GAAP and SEC guidelines for reporting and compliance; and (b) we do not have control in place to ensure that all board meetings are documented in the meeting minutes.

We have begun and will continue to implement measures to address the material weaknesses. For details of these remedial measures, see “Item 15. Controls and Procedures—Remediation of the Material Weakness in Internal Control.” However, the implementation of those measures may not fully remediate these material weaknesses in a timely manner. In the future, we may determine that we have additional material weakness, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We are committed to various research and development activities for the growth of our business. These activities and efforts include launch of new products through the development of our technology platform to diversify our product offerings and broaden the applications of our proprietary technologies.

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

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes at general meetings of our shareholders. As of February 29, 2024, our co-founders Mr. Qiang Ding and Mr. Chaohua Sheng, will beneficially own 100% of our issued and outstanding Class B ordinary shares, representing approximately 92.0% of the aggregate voting power of our issued and outstanding share capital. The interests of our co-founders may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association, which had become effective after our initial public offering, may, among other things, discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our co-founders. As a result of the foregoing, the value of your investment could be materially reduced.

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

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation, or (iii) expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches to date. Any of these developments could have a material adverse effect on our business, financial condition and results of operations. For more information, see “Item 16K. Cybersecurity.”

Preferential tax treatment currently available to us in the PRC could be discontinued or reduced.

As a foreign-invested enterprise in the PRC in IC design industry, according to Announcement on Corporate Income Tax Policies for Promoting High-quality Development of the Integrated Circuit and Software Industries issued by the Ministry of Finance and other relevant authorities on December 11, 2020, our PRC subsidiary Shanghai Intchains qualifies for preferential tax treatment which allows it to enjoy a 5-year tax holiday which exempts it from paying EIT for the first two years and allows it to pay EIT at half of the statutory rate for the following three years beginning from 2021 after utilizing all prior years’ tax losses. Shanghai Intchains had fully utilized its tax losses in 2021. When the benefits we currently receive under this preferential tax treatment expire in the future and if we do not receive any new and comparable preferential tax treatment, our financial condition and results of operations may be materially and adversely affected. In addition, we received tax refund of VAT, EIT, personal income tax and stamp duty from local government at certain percentages according to agreements entered annually since 2019. We cannot assure you that we will continue to qualify for these tax abatements or refunds in the future, or that the policies providing for them will remain in effect.

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

If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, operating results and financial condition could be adversely affected.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB and Signature Bank. would have access to all of their funds, including funds held in uninsured deposit accounts, after only one business day of closure.

We have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, our business partners could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any business partner bankruptcy or insolvency, or any breach or default by a business partner, or the loss of any significant business partner relationships, could result in material adverse impacts on our current and/or projected business operations and financial condition.

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

We have been advised by Jingtian & Gongcheng, our PRC legal adviser, that we have obtained all necessary permissions or approvals and authorizations in mainland China in all material aspects in relation to conducting our business operations in mainland China. Except for the business licenses issued by the local branch of the State Administration for Market Regulation, which our PRC subsidiaries have obtained and are in full force and effect as of the date of this annual report, Intchains Group Limited and our PRC subsidiaries are not required to obtain other licenses, approvals or permits to conduct our IC design business operations in mainland China.

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

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to China, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China and issuing statements indicating enhanced review of companies with significant China-based operations. On October 7, 2022, the Bureau of Industry and Security (“BIS”) under the Commerce Department of the U.S. issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductor products (the “Rule”). Although the Rule is intended to restrict China’s ability to purchase and manufacture certain high-end chips used in military applications, it may result in negative impact on companies that provide advanced computing chips, products containing such chips, or items related to supercomputers and semiconductors to customers based in China. The Rule sets forth the following restrictions, among others, (i) adding certain advanced and high-performance computing chips and computer products that contain such chips to the Commerce Control List of BIS (“CCL”); (ii) adding new license requirements for items destined for an end use relating to supercomputer or semiconductor development or production in China; (iii) adding certain semiconductor manufacturing equipment and related items to the CCL; and (iv) adding new license requirements for items intended for any semiconductor fabrication facility in China that fabricates ICs meeting specified criteria. We provided integrated solutions of high-performance computing ASIC chips products for blockchain applications only. While it does not appear that the Rule is directly applicable to us, we cannot assure you that regulatory authorities will not reach a different conclusion. Should our products be deemed to come within the purview of the Rule, our business, financial condition and results of operations may be materially and adversely affected.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by Chinese companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles shall obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

On December 28, 2021, the CAC together with other PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or Cybersecurity Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Measures, online platform operators holding personal information of more than one million users and seeking a listing outside China must file for a cybersecurity review with the Cybersecurity Review Office before conducting any listing on a foreign stock exchange. In addition, the purchase of network products and services of a critical information infrastructure operator, or CIIO, and data processing activities of an online platform operator that affect or may affect national security, shall be subject to a cybersecurity review. Alternatively, relevant governmental authorities in the PRC may initiate a cybersecurity review if such governmental authorities determine any network products and services and data processing activities affect or may affect national security.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCAA. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCAA to reduce to number of consecutive years an issuer can be identified as a Covered Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Covered Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

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

We are not a Chinese operating company but a Cayman Islands holding company. Substantially all of our assets are located outside of the United States, and substantially all of our current operations are conducted in the PRC. In addition, except for Dr. Weiping Ma, our current directors and executive officers, including Mr. Qiang Ding, Mr. Chaohua Sheng, Mr. Conway Kong-Wai Lee, Mr. Qingyang Gu, and Mr. Chaowei Yan, are nationals and residents of countries other than the United States. Substantially all or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

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

Labor contract laws in China may adversely affect our results of operations.

The current PRC Labor Contract Law imposes greater liabilities on employers and significantly increases the cost of an employer’s decision to reduce its workforce. Moreover, it stipulates that the employment contract of an employee must be automatically terminated upon reaching the mandatory retirement age. If we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our business and our profitability.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits is within their discretion. Employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations unless we are able to pass on these costs to our customers.

Risks Relating to the ADSs

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States has negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors not to invest in China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020 reiterating the disclosure, financial reporting and other risks involved in investments in companies that are based in emerging markets, as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny regarding our company or business, regardless of its lack of merit, could cause the market price of our ADSs to fall, could divert management resources and energy and could cause us to incur expenses in defending ourselves against rumors.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, our co-founders, namely, Mr. Qiang Ding and Mr. Chaohua Sheng, will beneficially own all of our issued Class B ordinary shares, representing 53.4% of our total issued and outstanding share capital as of February 29, 2024 and they will be able to exercise 92.0% of the total voting power of our issued and outstanding share capital as of the same date. You will experience further dilution to the extent that additional Class B ordinary shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Our operations are primarily conducted in China. In addition, except for Dr. Weiping Ma, all of our current directors and executive officers, including Mr. Qiang Ding, Mr. Chaohua Sheng, Mr. Conway Kong-Wai Lee, Mr. Qingyang Gu and Mr. Chaowei Yan, are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 28, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

A. History and Development of the Company

We, Intchains Group Limited, are a holding company incorporated in the Cayman Islands and conduct our operations primarily through our PRC subsidiaries. We began our operations in December 2017 when Shanghai Intchains Technology Co., Ltd., or Shanghai Intchains, was founded in Shanghai, China.

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2021. In June 2021, Intchains Group Limited was incorporated in the Cayman Islands as our offshore holding company. Shortly after its incorporation, Intchains Group Limited incorporated a wholly-owned subsidiary in the British Virgin Islands, or BVI, namely, Intchains Investment (BVI) Limited, or Intchains BVI. In October 2021, Intchains Global Limited, or Intchains Global, was incorporated in the BVI as a wholly-owned subsidiary of Intchains Group Limited. In February 2022, Intchains Global acquired 100% equity interest in Intchains Pte. Ltd., or Intchains Singapore, a private limited company incorporated in Singapore, for the purpose of holding our planned business in Singapore. Following the incorporation of Intchains BVI, Intchains Technology (Hongkong) Limited, or Intchains HK, was incorporated in Hong Kong in July 2021 as a wholly-owned subsidiary of Intchains BVI. In September 2021, Intchains HK established Jerryken Intelligent Technology (Shanghai) Co., Ltd., or WFOE, as a wholly foreign owned entity in the PRC. In October 2021, Golden Stone Hong Kong Holding Limited, a then independent third party which is wholly owned by Mr. Zhaoyang Ma who is a principal shareholder, acquired 1% equity interest in Shanghai Intchains, upon completion of which, Shanghai Intchains became a sino-foreign equity joint venture. WFOE acquired approximately 82.49% equity interest in Shanghai Intchains in November 2021 and further acquired the remaining 17.51% equity interest in Shanghai Intchains in December 2021, and Intchains Group Limited became the ultimate holding company of our operating subsidiaries. On July 8, 2022, we subdivided our authorized share capital from US$50,000 divided into US$0.0001 par value each to US$50,000 divided into US$0.000001 par value each. In May 2023, Intchains Capital Limited was incorporated in the Cayman Islands as a wholly-owned subsidiary of Intchains Group Limited.

Corporate Information

We are a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. Our principal executive offices are located at Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China, and our telephone number is +86 021 5896 1080. Our primary website address is http://www.intchains.com. The information on our websites do not form a part of this annual report. In March, 2023, we completed our initial public offering on the Nasdaq Capital Market. In the offering, 1,114,516 ADSs, representing 2,229,032 Class A ordinary shares, were issued and sold to the public at a price of USD 8.00 per ADS, after underwriter partially exercised over-allotment option to purchase additional ADSs. Our agent for service of process in the United States is Puglisi & Associates, located at t 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We are a provider of integrated solutions of high-performance computing ASIC chip products for blockchain applications. We have a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. We have strong supply chain management through our well-established business partnership with a leading foundry, which helps to ensure our product quality and stable production output.

Our products primarily include high-performance computing ASIC chip products consisting of ASIC chips that have high computing power and superior power efficiency, computing equipment incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023 and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. We design our ASIC chips in-house, which enables us to leverage proprietary silicon data to deliver products reflecting the latest technological developments ahead of our competitors. As of December 31, 2023, we had completed a total of nine tape-outs using our “Xihe” Platform for 22nm and 12nm ASIC chips, achieving a 100% success rate for all our tape-outs.

The blockchain industry experienced challenges in 2023 and uncertainties in the market had negatively impacted our business performance. Our total revenue decreased from RMB631.8 million in 2021 to RMB473.7 million (US$68.7 million) in 2022 and further decreased to RMB82.2 million (US$11.6 million) in 2023. Our net income decreased from RMB450.1 million in 2021 to RMB355.2 million in 2022. We recorded a net loss of RMB26.8 million (US$3.8 million) in 2023.

Despite these challenges, we maintain our confidence in our business strategy and long-term prospects, particularly as the broad market has shown signs of recovery in the fourth quarter of 2023. Our strong commitment to advanced research and development enables us to continuously innovate and create ASIC chips with superior performance to power ratio at reasonable cost. Our latest ASIC chip, designed and manufactured using a 12nm process node, completed the relevant IC verification and trial production processes in February 2024 and is set to enter mass production in March 2024. In addition, we initiated our business expansion in Singapore in 2023 by dispatching members of senior management to station in Singapore and entering dialogues with potential local distributors for cooperation. In December 2023, we entered into an asset acquisition agreement with a Singapore-based company to purchase certain assets used in the operation of its Goldshell WEB3 infrastructure brand with the aim of enabling us to enter the downstream production and sales sector across computing equipment for blockchain applications and other WEB3 infrastructure-related hardware and software products. We completed such acquisition in February 2024.

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

Our Products

We primarily offer high-performance computing ASIC chip products including ASIC chips that have high computing power and superior power efficiency, computing equipment incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023 and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. We utilize a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. See forth below is a diagram illustrating the general process of our ASIC chip design and production:

Our ASIC Chip Products

We focus on the design of ASIC chips for blockchain applications. We engage in the front-end and back-end of ASIC chip design, the major links in the product development chain for ASIC chips. To suit our customers’ needs for mining different types of cryptocurrencies, we offer them a comprehensive suite of ASIC chips that can be used in cryptocurrency mining machines for a number of popular alternative cryptocurrencies other than Bitcoins, including Litecoin, Dogecoin, Kaspa, Kadena, Nervos Network and Handshake, among others. As the cryptographic algorithms involved for mining different types of cryptocurrencies are different, we have developed various unique ASIC chip designs to drive such mining hardware. The ASIC chip products we offer include the professional version used for professional computer servers, the lite version and the box version used for individual users.

In order to maintain our competitive advantage in the ASIC chip market, we continually iterate our ASIC chip design to optimize computing power and power efficiency. The following table sets forth a summary of the status of the development of our ASIC chips.

Algorithm	Chip Model	Tape Out	Status
Blake2bsha3	ICC590	May 2020	In mass production
Blake2s	ICA586	October 2020	In mass production
	ICA585	December 2021	In mass production
Eaglesong	ICA588	October 2020	In mass production
Sha512MD160	ICA589	October 2020	In mass production
Blake2b	ICT580	June 2019	In mass production
Scrypt	IAA561	May 2021	In mass production
	ICT560	June 2019	In mass production
	ICQ550	October 2018	Near end of product cycle
	IEN610	October 2023	Tape-out completed and expected for mass production in Q1 2024
Cryptonight V4	ICT570	June 2019	In mass production
Cryptonight V2	ICQ530	October 2018	Near end of product cycle
kHeavyHash	IEN616	October 2023	Tape-out completed and expected for mass production in Q1 2024
Confidential Algorithm	ICC551/552/553	March 2022	In mass production
Confidential Algorithm	IEN618	October 2023	Tape-out completed and expected for mass production in Q1 2024

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

Drawing upon our extensive knowledge of the cryptocurrency industry and strong technological expertise in ASIC chip design, we expanded our product offerings in the fourth quarter of 2023 to include computing equipment designed for blockchain applications. Our computing equipment is built using our proprietary product solutions and integrates our ASIC chips. To ensure efficient assembly and production, we have partnered with two contract manufacturers based in the PRC to assemble our computing equipment.

We also offer ancillary hardware including computing board, control board and other accessories such as power supply and structural parts, and ancillary software, which is embedded in hardware and provide basic configuration of relevant hardware that enables end-users to monitor the working condition of the chips in real time, including real-time hash rate, temperature and network connection. Such ancillary hardware and software are sold to distributors in the PRC in connection with their sales of computing equipment for blockchain applications to end users.

The price of bitcoin or thereum does not directly impact our ASICs chip products as they are used for mining alternative cryptocurrencies. Instead, our business and financial condition correlate with the market price of alternative cryptocurrencies. During the year ended December 31, 2023, our revenue was primarily generated from the sales of ASIC chip products used for mining alternative cryptocurrencies, and its historical rapid growth was largely driven by the drastic increase of the price of alternative cryptocurrencies. Generally, fluctuations of the market price of alternative cryptocurrencies may impact cryptocurrency mining activities and the demand for our chips, and thus affect our overall operating results.

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

Our “Xihe” Platform is a platform based on advanced computing technologies and focused on the application of HPC ASIC chips and their related integrated solutions in the blockchain field. The “Xihe” Platform helps to facilitate our research and development in the application of high-power computation in the blockchain field and enables us to achieve shorter time-to-market of our products and achieve lower cost and higher gross profit. The advantages of the “Xihe” Platform include the following:

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

Sales and Marketing

For our ASIC chip products used in blockchain applications, customers evaluate technical performance specifications of chips and select their suppliers. We conduct limited sales and marketing efforts as customers assess and engage us through professional channels based on the known specifications of our products. Professional third-party websites in our industry have rankings of ASIC chip products based on performance criteria, and many customers connect with us through these websites. Our sales and marketing personnel communicate with potential customers to understand their needs and product requirements and recommend suitable products to them. Demand for our products has generally exceeded our production output and we require either full or partial prepayment from customers upon placement of purchase orders. We have not relied heavily on sales force for advertising and marketing of our ASIC chip products, as most of our customers approach us proactively.

Our Customer Base

Our customer base primarily consists of distributors located in the PRC. For the year ended December 31, 2023, we had seven customers with two contributing more than 10% of our revenue each, accounting for 56.2% and 41.9%, respectively, of our revenue. We believe that in the hypothetical scenario where our relationship with our main customers is impaired or terminated, we are well-positioned to sell our ASIC chip products to other distributors in the PRC as the demand for our products is primarily driven by their performance and the overall market condition of cryptocurrency market, rather than specific distributors. In addition, we expect such high customer concentration to decrease in 2024 as we have officially launched our Goldshell-branded computing equipment for blockchain applications to individual and corporate customers in March 2024.

Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of the products. We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. For the year ended December 31, 2023, substantially all of our customers paid the full purchase price before we delivered our products. Our customers generally resell purchased products to end users or other buyers located in overseas markets. We generally do not enter into long term agreements with our customers. Sales are typically made on one-off sales contract or purchase order bases.

Research and Development

We consider our research and development capability to be key to the development of our business. We engage in ongoing research and development activities to meet the technological requirements of customers and maintain our cutting-edge technological capabilities. As of December 31, 2023, our research and development team comprised a total of 99 employees, or approximately 74.4% of our total number of employees. Our research and development expenses were RMB42.3 million (US$6.0 million) for the year ended December 31, 2023.

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

Computing Equipment Assembly

We outsource the assembly of our computing equipment for blockchain applications to third-party contract manufacturers in order to prioritize on the design and development of new ASIC chips offerings. We currently maintain a working relationship with two contract manufacturers for the assembly of our computing equipment. Pursuant to our arrangement, we are responsible for providing overall equipment design, ASIC chips and certain main components and software and the contract manufacturer is responsible for acquiring ancillary hardware and carrying out equipment assembly. The finished computing equipment is delivered directly at their production bases.

Quality Control

We emphasize quality control in all aspects of our operations. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, to ensure our ASIC chip products meet our stringent internal standards as well as international and industry standards. We also require our fabrication, packaging and testing, and computing equipment production service providers to apply their stringent quality control standards and provide us their quality inspection reports.

Warranty and After Sales Services

We provide a six-month warranty for our ASIC chip products, which we believe is in line with prevailing industry practice. Our warranties cover regular maintenance services and parts and labor for repairs. We accept exchanges of our ASIC chip products only for major defects.

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

Competition

The overall ASIC chips market and related downstream markets, such as computing equipment incorporating ASIC chips, are relatively fragmented, with many ASIC-related products providers focusing on the different end applications and corresponding algorithms of the ASIC chips. However, for certain market segments, the concentration ratio is relatively high. We believes that our competitive advantage over existing and potential competitors lies in our established position as a leading fabless provider of high-performance computing ASIC chips for certain key blockchain algorithms and for blockchain algorithms used by individual end users, innovative technology platform, broad product portfolio tailored to capture market growth potential, close and stable relationships with our major suppliers and visionary and experienced management team as well as talented research and development personnel.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, copyrights, IC layout design rights, utility models, trade secret and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of the date of annual report, we have registered 28 trademarks (including two in mainland China and 26 outside mainland China) and a total of ten patents in the PRC, including six inventions and four utility model patents. As of the same date, we have registered ten software copyrights and twenty-five IC layout-design rights in the PRC. We rely on patent, trademark, copyright, trade secret protection and confidentiality agreements to safeguard our interests in this respect. Intellectual property rights resulting from the research and development work by our employees belong to us.

Proprietary know-how that is not patentable and proprietary technologies and processes for which patents, IC layout design rights and copyrights are difficult to enforce are also of significant importance to our operations. We rely on trade secret protection and confidentiality agreements to safeguard our interests in this respect. Certain elements in our operations are not covered by patents, IC layout design rights or copyrights. We have taken security measures to protect these elements.

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

Employees

We had 133 full-time employees as of December 31, 2023. The following table sets forth the numbers of our full-time employees, categorized by function, as of December 31, 2023:

Function	Number of Employees	Percentage of Total Number of Employees
Research and development	99	74.4%
Sales and marketing	17	12.8%
Administration	6	4.5%
Finance and accounting	11	8.3%
Total	133	100.0%

As of December 31, 2023, we did not employ any part-time staff.

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries, performance-based project bonuses and share-based compensation pursuant to our share incentive plan. We determine employees’ remuneration based on factors including years of experience, qualifications and market rate. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide regular training to our employees, which include orientation training for new employees and continuing on-the-job training for existing employees.

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

On March 12, 2022, the NDRC published the Market Access Negative List (2022 Edition), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to such list, market entities are prohibited from investing in eliminated items. The above regulations and policies may result in no customers in the PRC buying our products. The policies and regulations relating to the cryptocurrency industry do not have a direct impact on the Company, because the Company does not engage in any of the above described activities. However they could have an impact on the Company’s customers in the PRC, which could indirectly impact the demand for the Company’s productions.

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

Patents

Pursuant to the Patent Law of the PRC promulgated on March 12, 1984, last amended on October 17, 2020 and effective June 1, 2021, and the Rules for the Implementation of the Patent Law of the PRC last amended on December 11, 2023 and effective January 20, 2023, after the grant of the patent right for inventions and utility models, except otherwise regulated under the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit such patent, that is to manufacture, use, offer to sell, sell or import the patented product, or use the patented process, and use, offer to sell, sell or import products directly obtained from such patented process, for production or business purposes. After the patent right is granted for a design, no unit or individual shall, without the authorization of the patent owner, exploit such patent, that is to manufacture, offer to sell, sell, or import any product containing such patented design for production or business purposes. Where infringement has been established, the infringer shall, in accordance with the relevant regulations, be ordered to cease the infringement activities, take corrective actions, and compensate for losses.

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

D. Property, Plant and Equipment

Our principal executive offices are located at Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China. As of December 31, 2023, we occupied two properties in Shanghai, China, for research and development and office purposes, with a total gross floor area of approximately 3,935.32 square meters. Out of these properties, one were leased by us, with an aggregate gross floor area of approximately 1,318.27 square meters, and one property with a total gross floor area of approximately 2,617.05 square meters was acquired by us in June 2023

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

We are a provider of integrated solutions of high-performance computing ASIC chip products for blockchain applications. We have a fabless business model and specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. We have strong supply chain management through our well-established business partnership with a leading foundry, which helps to ensure our product quality and stable production output.

Our products primarily include high-performance computing ASIC chip products consisting of ASIC chips that have high computing power and superior power efficiency, computing equipment incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023 and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. We design our ASIC chips in-house, which enables us to leverage proprietary silicon data to deliver products reflecting the latest technological developments ahead of our competitors. As of December 31, 2023, we had completed a total of nine tape-outs using our “Xihe” Platform for 22nm and 12nm ASIC chips, achieving a 100% success rate for all our tape-outs.

The blockchain industry experienced challenges in 2023 and uncertainties in the market had negatively impacted our business performance. Our total revenue decreased from RMB631.8 million in 2021 to RMB473.7 million in 2022 and further decreased to RMB82.2 million (US$11.6 million) in 2023. Our net income decreased from RMB450.1 million in 2021 to RMB355.2 million in 2022. We recorded a net loss of RMB26.8 million (US$3.8 million) in 2023.

Despite these challenges, we maintain our confidence in our business strategy and long-term prospects, particularly as the broad market has shown signs of recovery in the fourth quarter of 2023. Our strong commitment to advanced research and development enables us to continuously innovate and create ASIC chips with superior performance to power ratio at reasonable cost. Our latest ASIC chip, designed and manufactured using a 12nm process node, completed the relevant IC verification and trial production processes in February 2024 and is set to enter mass production in March 2024. In addition, we initiated our business expansion in Singapore in 2023 by dispatching members of senior management to station in Singapore and entering dialogues with potential local distributors for cooperation. In December 2023, we entered into an asset acquisition agreement with a Singapore-based company to purchase certain assets used in the operation of its Goldshell WEB3 infrastructure brand with the aim of enabling us to enter the downstream production and sales sector across computing equipment for blockchain applications and other WEB3 infrastructure-related hardware and software products. We completed such acquisition in February 2024.

Major Factors Affecting Our Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Expected economic returns on cryptocurrency mining activities and fluctuation of cryptocurrency price

Our revenue primarily consists of proceeds of sales of ASIC chip products, which are, in general, determined by the demand and pricing of our ASIC chips. An increase in the economic return of cryptocurrency mining activities would generally stimulate the demand and average selling price for our ASIC chips and, in turn, our computing equipment for blockchain applications that incorporate our ASIC chips and ancillary hardware and software. An increase in the cryptocurrency price is the most significant factor that could increase the expected economic returns generated by cryptocurrency mining activities. Other factors that may increase the economic return of cryptocurrency mining activities include, among others, increase in transaction fees, decrease in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, reduction of difficulties of mining activities and increase in number of cryptocurrencies awarded for mining activities. The volatility of the cryptocurrency price may significantly affect our business of operations and financial condition.

A decrease in the expected economic returns of cryptocurrency mining activities and the cryptocurrency price may also lead to increase in inventory write-downs, credit sales and write-downs of advances to suppliers as a result of stagnant demand and decrease in the average selling price for our ASIC chip products, which may significantly affect our gross margin and extend the billing cycle of our products.

Cryptocurrency prices have fluctuated significantly in the past few years and resulted in a corresponding fluctuation in our sales of ASIC chips. In the future, we expect that the cryptocurrency prices may continue to fluctuate, and as such, we would expect to experience a significant corresponding fluctuation in both sales volume and average selling prices of ASIC chip products, as well as write-downs of inventory, which may erode our profitability in the case of a significant cryptocurrency price drop. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry—There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.”

Market demand for our ASIC chips and development of blockchain technology and cryptocurrency markets

Our current ASIC chip products are mainly used for cryptocurrency mining. There can be no assurance that cryptocurrency mining will continue to grow in the future. Because market demand is dependent on the development of the blockchain technology, as well as innovations in cryptocurrency applications, our results of operations will significantly depend on our ability to keep pace with market demand to attract new customers or retain existing customers as well as to maintain or increase our market share. Our results of operations will also be significantly affected by developments in overall blockchain technology and cryptocurrency markets, and in particular, the cryptocurrency market. Cryptocurrency prices have fluctuated significantly in the past few years and resulted in a corresponding fluctuation in our sales of ASIC chips between 2021 and 2023. The cryptocurrency market may be affected by various factors, including, among others, the cryptocurrency price and expected return on cryptocurrency related activities such as mining and trading, different views regarding the decentralized nature of cryptocurrencies, acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, competing cryptocurrencies to cryptocurrency, and changes in the cryptocurrency algorithm and the mechanism of mining.

Performance and cost of our products

The pricing of and demand for our ASIC chip products are closely related to their performance. In general, more advanced process technologies can accommodate designs that produce ASIC chips with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASIC chips with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. Our new generation ASIC chips using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Competitiveness in research and development

We are a leading ASIC chip design company, and research and development is key to the success of our products. In 2021, 2022 and 2023, we incurred research and development expenses of RMB53.2 million, RMB48.4 million and RMB42.3 million (US$6.0 million), respectively. We continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ASIC chip products as well as competitive products and technologies will have a significant impact on our results of operations.

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

Production capacity

As a fabless IC design company, we outsource the fabrication process of our ICs to our Foundry Partner, and we outsource the testing and packaging process to third-party testing and packaging partners. In addition, we outsource the assembly of our computing equipment for blockchain applications to third-party contract manufacturers. We work closely with a limited number of such production partners. We cannot guarantee that our third-party production partners will be able to meet our manufacturing requirements or capacity or that they will not raise their prices. As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our collaboration with third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected. We may also incur significant cash outflow at the early stages of our production process because we are required to make prepayments to some of our third-party production partners to secure their production capacity beforehand, which may affect our liquidity position. In addition, any failure by our third-party production partners to perform their obligations in a timely manner may subject us to counterparty risk and make it difficult or impossible for us to fulfill our customers’ orders, which would harm our reputation and negatively affect our business, results of operations and financial condition.

Key Components of Results of Operations

Revenues

We derive our revenue primarily from sales of high-performance computing ASIC chip products including ASIC chips that have high computing power and superior power efficiency, computing equipment incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023 and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. In 2021, 2022 and 2023, we generated total revenue of RMB631.8 million, RMB473.7 million and RMB82.2 million (US$11.6 million), respectively. All of our revenue was generated in the PRC during the same years. The following table sets forth the breakdown of our revenue for the years indicated:

	Years ended December 31,
	2021	2022	2023		2023
	RMB’000	RMB’000	RMB’000		US$’000
Products revenue
ASIC chip products:	631,838	473,740	68,358		9,628
ASIC chips	560,105	436,980	47,736		6,723
Computing equipment for blockchain applications	—	—	8,496		1,197
Ancillary software and hardware	71,733	36,760	12,126		1,708
Others	—	—	13,867	(1)	1,953
Total	631,838	473,740	82,225		11,581

Note 1:

Such revenue was derived from the sales of certain intelligent router products which were acquired from third parties and integrated with our software solutions for resale purposes. This was a one-off transaction and we currently have no intention to continue this business in the future.

Revenue from sales of our ASIC chips is primarily affected by the number of ASIC chips sold and their average selling price. The following table sets forth the breakdown of sales volume and average selling price (per unit) (“ASP”) of ASIC chips delivered for the years indicated:

	2021			2022			2023			2023
	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	ASP
	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(US$’000)	(US$)
ASIC Chip (as a standalone product)
ICT560	83,770	1,437,544	58.27	42,793	598,264	71.53	256	4,096	62.50	36	8.80
ICT570	7,380	74,592	98.94	5,197	34,464	150.80	—	—	—	—	—
ICT580	—	—	—	4,231	42,624	99.27	2,304	59,066	39.01	325	5.49
ICC590	131,975	1,169,405	112.86	49,104	527,048	93.17	5,552	186,722	29.73	782	4.19
ICA585	—	—	—	166,508	681,454	244.34	7,300	196,164	37.21	1,028	5.24
ICA586	108,092	411,944	262.39	71,865	199,012	361.11	235	10,936	21.49	33	3.03
ICA588	206,823	1,706,716	121.18	61,939	549,596	112.70	1,070	39,232	27.27	151	3.84
ICA589	22,065	306,952	71.88	5,884	69,396	84.79	424	19,934	21.27	60	3.00
IAA561	—	—	—	25,875	486,663	53.17	10,823	273,442	39.58	1,524	5.57
ICC551	—	—	—	3,570	43,848	81.42	19,260	520,800	36.98	2,712	5.21
ICC552	—	—	—	—	—	—	493	8,568	57.54	69	8.10
Others	—	—	—	14	2,866	5.04	19	3,245	5.86	3	0.82
Total	560,105	5,107,153	109.67	436,980	3,235,235	135.07	47,736	1,322,205	36.10	6,723	5.08

Since we offer a wide range of computing equipment for blockchain applications, with each unit incorporating anywhere from tens to thousands of ASIC chips, as well as varying quantities and types of hardware and software depending on the number of ASIC chips embedded, it would not be meaningful to measure the per unit ASP of our computing equipment. Instead, the revenue from sales of our computing equipment is primarily affected by the types of ASIC chips embedded in each unit and their corresponding ASP. In this case, the ASP is calculated by dividing the total revenue generated from a specific unit of equipment as a unified product, including hardware and software components, by the total number of ASIC chips embedded in that equipment. The following table sets forth the breakdown of sales volume and ASP (per unit) of ASIC chips embedded in the computing equipment that was delivered for the years indicated:

	2021			2022			2023			2023
	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	ASP
	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(US$’000)	(US$)
ASIC Chip (embedded in computing rquipment)
ICT580	—	—	—	—	—	—	5	64	78.13	1	11.00
ICC590	—	—	—	—	—	—	398	11,520	34.55	56	4.87
ICC551	—	—	—	—	—	—	7,767	117,760	65.96	1,094	9.29
Others	—	—	—	—	—	—	326	5,824	55.98	46	7.88
Total	—	—	—	—	—	—	8,496	135,168	62.86	1,197	8.85

The average selling price of our ASIC chips and computing equipment changes from period to period and is primarily affected by the market price of cryptocurrencies, prices of our competitors’ products, expected economic return of cryptocurrency mining, product types and demand for the chips. See “—Major Factors Affecting Our Results of Operations” for details of factors affecting economic return on cryptocurrency mining activities and the market demands.

Cost of Revenue

Cost of revenue for our ASIC chip products represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which comprises product costs, including costs of raw materials, costs of contract manufacturers for production, shipping and handling costs as well as inventories write-down and prepayment write-down. The following table sets forth components of our cost of revenue for the periods indicated:

	Years ended December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues (excluding the impact of write-down)	113,955	85,643	48,432	6,821
Inventories write-down and prepayment write-down	—	1,378	24,715	3,481
Total	113,955	87,021	73,147	10,302

Our average cost of ASIC chips per unit primarily comprises and is mainly affected by cost of wafer. The average per unit cost of wafers is affected by our purchase volume and technology advancement. We generally incur higher per unit cost for models with better performance. The average cost of our ASIC chips per unit (excluding those embedded in the computing equipment) was RMB11.89, RMB17.55 and RMB18.83 in 2021, 2022 and 2023, respectively, excluding the impact of certain write-downs.

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by cryptocurrency prices, which have a significant effect on the average selling price of our products and the product mix. In 2021, 2022 and 2023, our gross profit was RMB517.9 million, RMB386.7 million and RMB9.1 million (US$1.3 million), respectively. Our overall gross profit margin was 82.0%, 81.6% and 11.0%, respectively, for the same years.

Operating Expenses

Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses for the periods indicated:

	Years ended December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	US$’000
Research and development expenses	53,153	48,387	42,304	5,958
Sales and marketing expenses	3,006	4,070	6,532	920
General and administrative expenses	14,403	11,557	25,210	3,551
Total	70,562	64,014	74,046	10,429

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

Hong Kong Profits Tax

Our subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK$2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, which are effective from January 1, 2023, entities in HK are exempted from the Hong Kong income tax on its foreign-derived income if the HK entities meet economic substance requirement or participation requirement. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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

PRC Enterprise Income Tax (“EIT”)

Shanghai Intchains obtained its High and New Technology Enterprises certificate with a valid period of three years in 2019, which was renewed in 2022 for another three years. Therefore, Shanghai Intchains was eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 and will continue to enjoy such preferential tax rate until 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a 5-year tax holiday (two-year full exemption followed by three year half reduction) beginning from 2021 after utilizing all prior years’ tax losses. Therefore, Shanghai Intchains is eligible to enjoy a preferential tax rate of 0% after utilizing all prior year’s tax losses in the future. Our other PRC subsidiaries are subject to the statutory income tax rate of 25%.

The carry forward period for net operating losses under the EIT Law is five years for general enterprises and ten years for HNTE and all tax losses have been utilized during the year of 2021. However, Shanghai Intchains is eligible to enjoy a preferential tax rate of 0% after utilizing all prior year’s tax losses. These tax losses would not be expected to have effect on the effective taxation rate (0%) from 2021 to 2022 and 12.5% from 2023 to 2025.

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

As of December 31, 2021, 2022 and 2023, we did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as we do not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

Principal Accounting Policies

Revenue from contracts with customers

The Group recognizes revenue to match the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Products revenue

We generate revenue primarily from the sales of ASIC chips, computing equipment that incorporated the ASIC chips, ancillary software and hardware and other products .

Our sales arrangements usually require full prepayment before the delivery of products after April 2021. Before that date, we offered credit sales to certain significant, long-standing customers in China. The payment term was up to 6 months.

Generally, the sales of ASIC chips, computing equipment that incorporated the ASIC chips, ancillary software and hardware and other products forms an integral part of the performance obligations. ASIC chips are the most crucial hardware component embedded into our products that provide computing power and are also the key factor determining efficiency of the applications of the Group’s products. Other key hardware includes the computing board, control board, and other accessories such as power supply and structural parts. Software is embedded in hardware to provide basic configuration of relevant hardware that enables end-users to monitor the working conditions of the chips in real time, including real-time hash rate, temperature, and network connection. Computing equipment represents the comprehensive integration of software and hardware, incorporated our ASIC chips. All of these components are part of our products with regard to us in completing its performance obligations. Therefore, we recognize product revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or deliver to shipper of our customers.

We offer a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, we are not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as sales and marketing expenses. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the year ended December 31, 2021, 2022 and 2023, respectively.

Cost of revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Cost of revenue consists of product costs, including cost of raw materials, contract manufacturers for production, shipping and handling, costs inventories write-downs and prepayments write-downs.

Contract liabilities

Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenue when revenue recognition criteria are met. The prepayments received from customers as of December 31, 2021, 2022 and 2023 were RMB3.0 million, RMB6.0 thousand and RMB9.8 million, respectively. The revenue recognized during years ended December 31, 2021, 2022 and 2023 for such contract liability was nil, RMB3.0 million and RMB6.0 thousand, respectively.

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

Use of estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates.

We believes that accounting estimation of recoverability of prepayments to vendors, recoverability of prepayments on long-term assets, impairment on other long-lived assets, valuation of deferred tax assets, write-down for inventories and prepayments, valuation and recognition of share-based compensation and provision for product warranty reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

Share-based compensation

We applies ASC 718 (“ASC 718”), Compensation—Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, We determines whether an award should be classified and accounted for as a liability award or an equity award.

All of our share-based awards to employees were classified as equity awards. We measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period.

Share-based compensation in relation to the restricted share units (“RSUs”) is measured based on the fair market value of our ordinary shares at the grant date of the award. Share-based compensation in relation to the share options is estimated using the Binomial Model. The determination of the fair value of share options is affected by the share price of our ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these share options was determined by management with the assistance from an independent valuation firm. Share-based compensation expense of awards is recorded net of estimated forfeitures in our consolidated income statements and accordingly is recorded only for those share-based awards that are expected to vest. We estimate the forfeiture rate based on historical forfeitures of sharebased awards and adjust the rate to reflect changes when necessary. We review and revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

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

	Years ended December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	US$’000
Products revenue	631,838	473,740	82,225	11,581
Cost of revenue	(113,955)	(87,021)	(73,147)	(10,302)
Gross profit	517,883	386,719	9,078	1,279
Operating expenses:
Research and development expenses	(53,153)	(48,387)	(42,304)	(5,958)
Sales and marketing expenses	(3,006)	(4,070)	(6,532)	(920)
General and administrative expenses	(14,403)	(11,557)	(25,210)	(3,551)
Total operating expenses	(70,562)	(64,014)	(74,046)	(10,429)
Income/(loss) from operations:	447,321	322,705	(64,968)	(9,150)
Interest income	2,518	11,132	16,750	2,359
Foreign exchange gain/(loss), net	(238)	3,494	(524)	(74)
Other income, net	543	29,726	13,191	1,856
Income/(loss) before income tax expenses	450,144	367,057	(35,551)	(5,009)
Income tax (expense)/benefit	—	(11,856)	8,756	1,233
Net income/(loss)	450,144	355,201	(26,795)	(3,776)
Foreign currency translation adjustment, net of nil tax	—	—	1,838	259
Total comprehensive income/(loss)	450,144	355,201	(24,957)	(3,517)

Year Ended December 31, 2023 Compared To Year Ended December 31, 2022

Revenue. Revenue was RMB82.2 million (US$11.6 million) in 2023, representing a decrease of 82.6% from RMB473.7 million in 2022. The decrease was mainly due to the overall challenging cryptocurrency market in 2023, leading to decreases in the sales volume and average selling price of our ASIC chips, partially offset by the revenue of RMB13.8 million derived from the sales of certain intelligent router products in 2023. These intelligent router products were acquired from third parties and integrated with our software solutions for resale purposes. This was a one-off transaction for us and we currently have no intention to continue this business in the future.

Cost of revenue. Our cost of revenue decreased by 15.9% from RMB87.0 million in 2022 to RMB73.1 million (US$10.3 million) in 2023. The decrease was mainly attributable to the decline in sales volume of our ASIC chips, largely offset by an inventory write-down and a prepayment write-down, totaling approximately RMB24.7 million.

Gross profit and gross profit margin. As a result of the foregoing, we recorded a gross profit of RMB9.1 million (US$1.3 million) in 2023 as compared to a gross profit of RMB386.7 million in 2022. Our gross profit margin decreased significantly from 81.6% in 2022 to 11.0% in 2023. The decrease was mainly due to the overall challenging cryptocurrency market in 2023, which caused us to reduce prices on our products to maintain competitiveness, and the inventory and prepayment write-downs as mentioned above.

Operating expenses. Our total operating expenses increased by 15.7% from RMB64.0 million in 2022 to RMB74.0 million (US$10.4 million) in 2023, primarily due to the increases in sales and marketing expenses and general and administrative expenses, partially offset by a decrease in research and development expenses.

•

Research and development expenses. Our research and development expenses decreased by 12.6% from RMB48.4 million in 2022 to RMB42.3 million (US$6.0 million) in 2023. The decrease in our expenses was primarily attributable to the different stages of our research and development projects during the respective periods. This decrease was partially offset by an increase in personnel-related expenses and depreciation and amortization expenses. We increased the headcount of our research and development team from 69 as of December 31, 2022 to 99 as of December 31, 2023. Our research and development expenses as a percentage of our revenue were 51.4% in 2023 as compared with 10.2% in 2022.

•

Sales and marketing expenses. Our selling expenses increased by 60.5% from RMB4.1 million in 2022 to RMB6.5 million (US$0.9 million) in 2023, primarily due the increase in staff cost of sales and marketing personnel. Our sales and marketing expenses as a percentage of our revenue was 7.9% in 2023 as compared with 0.9% in 2022.

•

General and administrative expenses. Our general and administrative expenses increased by 118.1% from RMB11.6 million in 2022 to RMB25.2 million (US$3.6 million) in 2023, primarily due to an increase in rental expenses, labor costs and professional expenses. Our general and administrative expenses as a percentage of our revenue was 30.7% in 2023 as compared with 2.4% in 2022.

Interest income. Our interest income increased by 50.5% from RMB11.1 million in 2022 to RMB16.8 million (US$2.4 million) in 2023, primarily due to our effective fund management.

Foreign exchange gain/(loss), net. Our foreign exchange gain, net was RMB3.5 million in 2022. Our foreign exchange loss, net was RMB0.5 million (US$0.1 million) in 2023. The decrease was as a result of the exchange rate fluctuation between RMB and U.S. dollars.

Other income, net. Our other income, net, decreased by 55.6% from RMB29.7 million in 2022 to RMB13.2 million (US$1.9 million) in 2023, primarily due to a decrease in government grants we received from local government.

Net loss. As a result of the foregoing, we recorded a net loss of RMB26.8 million (US$3.8 million) in 2023, compared to a net income of RMB355.2 million in 2022.

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

Gross profit and gross profit margin. As a result of the foregoing, we recorded a gross profit of RMB386.7 million (US$56.1 million) in 2022 as compared to a gross profit of RMB517.9 million in 2021. Our gross profit margin remained relatively stable at 82.0% and 81.6% in 2021 and 2022, respectively.

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

Other income, net. Our other income, net increased by 5,374.4% from RMB0.5 million in 2021 to RMB29.7 million (US$4.3 million) in 2022, primarily due to an increase in government grants we received from local government.

Net income. As a result of the foregoing, net income decreased by 21.1% to RMB355.2 million (US$51.5 million) in 2022 from RMB450.1 million in 2021.

Subsequent events

On February 28, 2024, we completed our previously reported acquisition of certain assets from Singapore-based GOLDSHELL PTE. LTD., or the Seller, in accordance with an asset acquisition agreement between us and the Seller dated December 8, 2023. Pursuant to the terms and conditions of such asset acquisition agreement, we acquired the Goldshell brand and certain related assets for a cash consideration of US$550,000.

On January 22, 2024, Maxim Partners LLC exercised the underwriter’s warrants granted in connection with our initial public offering on the Nasdaq Capital Market in full through a cashless exercise to acquire 7,921 of our ADSs.

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

As of December 31, 2023, our cash and cash equivalents were RMB694.8 million (US$97.9 million). Our cash and cash equivalents primarily consist of cash in bank and other financial institutions with no restriction.

We believe that our existing cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by (used in) operating activities	395,420	326,685	(4,708)	(665)
Net cash used in investing activities	(1,770)	(116,874)	(64,986)	(9,152)
Net cash provided by financing activities	89,143	—	51,218	7,215
Net increase(decrease) in cash and cash equivalents	482,793	209,811	(18,476)	(2,602)
Effect of exchange rate changes on cash and cash equivalent	—	—	995	140
Cash and cash equivalents, at the beginning of year	19,627	502,420	712,231	100,316
Cash and cash equivalents, at the end of year	502,420	712,231	694,750	97,854

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was RMB4.7 million (US$0.7 million), primarily reflecting net loss of RMB26.8 million, as adjusted by (a) positive changes of RMB19.8 million in non-operating and non-cash items primarily including inventory provision, deferred income tax benefit, depreciation and amortization expenses and share-based compensation; and (b) positive changes of RMB2.3 million in working capital primarily reflecting (i) an increase of RMB23.5 million in prepayments and other assets primarily attributable to an increase of RMB13.2 million in prepayments to vendors, an increase of RMB8.6 million in interest receivables, and an increase of RMB1.7 million in net VAT deductible taxes; (ii) a decrease of RMB11.4 million in inventories as a result of our conservative procurement strategy in response to the challenging market conditions; (iii) an increase of RMB9.8 million in contract liabilities as a result of the recovery of the market; (iv) an increase of RMB8.3 million in accrued liabilities and other liabilities as a result of the increase in accrued payroll, tax payables and other payables; and (v) a decrease of RMB2.7 million in accounts payable as a result of a decrease in purchase of inventories.

Net cash provided by operating activities for the year ended December 31, 2022 was RMB326.7 million, primarily reflecting net income of RMB355.2 million, as adjusted by (a) positive changes of RMB3.2 million in non-operating and non-cash items including inventory provision, and depreciation and amortization expenses; and (b) negative changes of RMB31.7 million in working capital primarily reflecting (i) an increase of RMB12.3 million in inventories as a result of the increased stock of working in progress and key raw materials; (ii) a decrease of RMB10.9 million in accrued liabilities and other liabilities as a result of the decrease in VAT taxes payables and other current liabilities; (iii) an increase of RMB3.8 million in prepayments and other assets because of the increase in net VAT deductible taxes and prepayments of listing expenses, partially offset by the decrease in prepayments to vendors; (iv) a decrease of RMB3.7 million in accounts payable as a result of the decrease in purchase of inventories; and (v) a decrease of RMB3.0 million in contract liabilities as a result of the decrease in sales orders.

Net cash provided by operating activities for the year ended December 31, 2021 was RMB395.4 million, primarily reflecting net income of RMB450.1 million, as adjusted by (a) positive changes of RMB0.7 million in non-operating and non-cash items including interest expense and depreciation and amortization expenses; and (b) negative changes of RMB55.4 million in changes in assets and liabilities primarily reflecting (i) a decrease of RMB6.5 million in accounts receivable and an increase of RMB3.0 million in contract liabilities as a result of our requirement of full prepayment of purchase price since early 2021; (ii) an increase of RMB57.3 million in inventories and an increase of RMB30.5 million in prepayments and other current assets as a result of the significant growth in our production and sales; (iii) an increase of RMB17.0 million in accrued liabilities and other liabilities as a result of the increases in our accrued salaries and taxes resulting from the growth of our business; and (iv) an increase of RMB6.0 million in accounts payable as a result of the increase in our procurements due to the growth of our business.

Investing Activities

Net cash used in investing activities was RMB65.0 million (US$9.2 million) for the year ended December 31, 2023, which was primarily attributable to the purchase of property, equipment and software, and intangible assets of RMB50.3 million, and the payment for short-term investments of RMB14.1 million.

Net cash used in investing activities was RMB116.9 million for the year ended December 31, 2022, which was primarily attributable to the prepayments on long-term assets in connection with purchase of a premise.

Net cash used in investing activities was RMB1.8 million in 2021, which was primarily attributable to the purchase of property, equipment and software.

Financing Activities

Net cash provided by financing activities was RMB51.2 million (US$7.2million) for the year ended December 31, 2023, which was attributable to proceeds from issuance of ordinary shares of RMB61.3 million, which was partially offset by the payment for cost of issuance of RMB10.1 million.

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

Capital Expenditures

We made capital expenditures of RMB1.8 million, RMB116.9 million and RMB50.9 million (US$7.2 million) in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for the purchase of property, equipment and software, intangible assets and other non-current assets.

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

Recently issued accounting pronouncements

New and amended standards adopted by our Group

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. In November 2018, the FASB issued No. ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses (“ASU 2018-19”), which clarifies certain topics included within ASU 2016-13. In November 2019, the FASB issued No. ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”), which extends the adoption date for certain registrants. The amendments in ASU 2016-13 and ASU 2018-19 are effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We adopted this new guidance on January 1, 2023 and it did not have material effect on its consolidated financial statements and related disclosures.

New and amended standards not yet adopted by our Group

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. We do not expect that the adoption of ASU 2023-09 would have a material effect on its consolidated financial statements and related disclosures.

On December 13, 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning December 15, 2024, with early adoption permitted. We are currently evaluating the impact of adopting the standard.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC No. 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. We do not expect that the adoption of ASU 2023-07 would have a material effect on its consolidated financial statements and related disclosures.

C. Research and Development

Please refer to “Item 4. Information of the Company—B. Business Overview—Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview—Major Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Accounting Policies” for details.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China.

Name	Age	Position
Qiang Ding	45	Chairman and Chief Executive Officer
Chaohua Sheng	43	Director and Chief Technology Officer
Conway Kong-Wai Lee	69	Independent Director
Qingyang Gu	62	Independent Director
Weiping Ma	62	Independent Director
Chaowei Yan	38	Chief Financial Officer

Mr. Qiang Ding, has been serving as our chairman of the board of directors and chief executive officer since our inception. Mr. Ding has more than 16 years of experience in the IC design industry and is responsible for our overall strategic development and operation. Before founding our Group, Mr. Ding was a software engineer at Shanghai Jade Microelectronics Co., Ltd. from April 2005 to July 2006. He was then a senior engineer at Freescale Shanghai Co., Ltd. from July 2006 to August 2009. Mr. Ding served as the director of research and development and deputy general manager at Shanghai InfoTM Microelectronics Co., Ltd. from September 2009 to January 2018. He obtained a master’s degree in computer engineering from Fudan University in 2005.

Mr. Chaohua Sheng, has been serving as our chief technology officer since our inception and our director since December 2021. He has more than 16 years of experience in the IC design industry and is responsible for overall management of research and development. Before founding our Group, he served as the chief technology officer at Shanghai Freqchip Microelectronics Co., Ltd. from January 2014 to February 2018. He was a research and development manager at OmniVision Technologies Co., Ltd. from July 2010 to April 2013. Mr. Sheng was a research and development manager at Shanghai Accel Semiconductor Co., Ltd. from June 2005 to July 2010. He obtained a bachelor’s degree from Fudan University in 2002 and a master’s degree in computer architecture from Fudan University in 2005.

Mr. Conway Kong-Wai Lee has been serving as our independent director since March 2023. Mr. Lee has over 30 years of experience in public accounting and auditing, corporate finance, merger and acquisition and initial public offerings. He has extensive experience in U.S. GAAP and International Financial Reporting Standards from performing audit work in connection with initial public offerings in the U.S. by China-based companies. Mr. Lee served as a partner of Ernst & Young for 29 years from September 1980 to September 2009. He was a non-executive director and the deputy chairman of China Environmental Technology and Bioenergy Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1237) from July 2014 to September 2015. Mr. Lee has been serving as an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including Chaowei Power Holdings Limited (stock code: 0951) since June 2010, West China Cement Limited (stock code: 2233) since July 2010, China Modern Dairy Holdings Limited (stock code: 1117) since October 2010, NVC Lighting Holding Limited (stock code: 2222) since November 2012, GCL New Energy Holdings Limited (stock code: 0451) since May 2014. Mr. Lee served as an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including CITIC Securities Company Limited (stock code: 6030), a company also listed on the Shanghai Stock Exchange (stock code: 600030), from August 2011 to May 2016, Guotai Junan Securities Company Limited (stock code: 2611), a company also listed on the Shanghai Stock Exchange (stock code: 601211), from October 2016 to November 2023, Tibet Water Resources Holdings Ltd. (stock code: 1115) from July 2011 to February 2020, WH Group Limited (stock code: 0288) from August 2014 to June 2022, China Rundong Auto Group Limited (stock code: 1365) from August 2014 to December 2020, Yashili International Holdings Limited (stock code: 1230) from November 2013 to July 2023 and Gome Electrical Appliances Holdings Limited (stock code: 0493) from March 2011 to September 2023.

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

Dr. Gu obtained his bachelor degree in mathematics from Human Normal University in 1982, his master degree in economics of education from Peking University 1988 and his PhD in economics from Nanyang Technological University in 2002.

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

B. Compensation

For the year ended December 31, 2023, we and our subsidiaries paid aggregate cash compensation of RMB4.4 million (US$0.6 million) to our directors and executive officers as a group. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

The maximum number of ordinary shares that may be issued under the 2022 Plan is 6,500,000. The number of ordinary shares available for issuance under the 2022 Plan shall automatically increase on the first trading day in January of each calendar year during the ten-year term of the 2022 Plan commencing from the calendar year beginning January 1, 2023, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding measured as of the last trading day of the immediately preceding calendar year, and (ii) such number of shares as may be determined by our board of directors, but in no event shall any such annual increase exceed 1,350,000 ordinary shares. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2022 Plan is 7,698,760. As of the date of this annual report, awards to purchase 524,874 ordinary shares under the 2022 Plan have been granted and outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2022 Plan:

Name	Class A Ordinary Shares to be Received based on the Options Awarded	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
Mr. Chaowei Yan	20,832	10,416	$8.00 per award	May 29, 2023	May 29,2033

The following table summarizes, as of the date of this annual report, the outstanding restricted share units that were granted to our directors and executive officers under the 2022 Plan:

Name	Class A Ordinary Shares to be Received based on the Restricted Share Units Awarded	Restricted Share Units Awarded	Exercise Price	Date of Grant
Mr. Chaowei Yan	27,326	13,663	—	May 29, 2023

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We have also entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

D. Employees

We had 64, 101 and 133 employees as of December 31, 2021, 2022 and 2023 in China, respectively. As of December 31, 2023, we had 99 employees focus on research and development, 17 employees focus on sales and marketing, 6 employees in administration department and 11 employees in finance and accounting department.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of March 18, 2024 by:

•	each person known to us to own beneficially more than 5% of common shares, and

•	each of our directors and executive officers.

	Ordinary shares beneficially owned
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of total ordinary shares on an as-converted basis*	% of voting Power**
Directors and Executive Officers†:
Qiang Ding (1)	—	47,232,420	39.40	67.88
Chaohua Sheng (2)	—	16,759,820	13.98	24.09
Conway Kong-Wai Lee	—	—	—	—
Qingyang Gu	—	—	—	—
Weiping Ma	—	—	—	—
Chaowei Yan	—	—	—	—
Directors and Executive Officers Combined		63,992,240	53.38	91.97
Principal Shareholders:
Intchain DQ Asset Holding Limited (1)	—	25,961,500	21.65	37.31
Intchains SCH Holding Limited (2)	—	16,759,820	13.98	24.09
Golden Stone Capital Limited (3)	17,099,120	—	14.26	2.46
Intchains CHX1 Limited (1) (4)	—	11,952,120	9.97	17.18
Intchains ZWM Holding Limited (5)	7,291,900	—	6.08	1.05
Yang Feng 888 Capital Limited (6)	7,268,100	—	6.06	1.04
Intchains CHX2 Limited(1)(7)	—	6,318,800	5.27	9.08

*	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after March 18, 2024.
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

†

Except as otherwise indicated below, the business address of our directors and executive officers is c/o Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China.

(1)

Represents (i) 25,961,500 ordinary shares held by Intchain DQ Asset Holding Limited, or DQ BVI, a BVI company wholly owned by Mr. Qiang Ding; (ii) 11,952,120 ordinary shares held by Intchains CHX1 Limited, or CHX 1 BVI; (iii) 3,000,000 ordinary shares held by Intchains DQ Holding limited, a BVI company wholly owned by DQ BVI; and (iv) 6,318,800 ordinary shares held by Intchains CHX2 Holding limited, or CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of DQ BVI, Intchains DQ Holding limited and CHX2 BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For shareholding and registered office of CHX 1 BVI, please refer to note (5) below.

(2)

Represents 16,759,820 ordinary shares held by Intchains SCH Holding Limited, or SCH BVI, a BVI company wholly owned by Mr. Chaohua Sheng. The registered office of SCH BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)

Represents 17,099,120 ordinary shares held by Golden Stone Capital Limited which is a Samoa company wholly owned by Mr. Zhaoyang Ma. The registered office of Golden Stone Capital Limited is located at Offshore Chambers, P.O. 217, Apia, Samoa.

(4)

Represents 11,952,120 ordinary shares held by CHX 1 BVI, a BVI company owned as to 58.68% by DQ BVI, 5.21% by Dasui Wang, 5.21% by Zhengjie Sun, 5.21% by Yiming Luo, 4.51% by Haixu Fu, 4.51% by Bei Zhou, 4.17% by Lihong Zhou, 4.17% by Wei Sun, 1.74% by Feiyun Dong, 2.78% by Yuchen Yu, 1.39% by Fei Sun, 1.39% by Jinrong Kang and 1.04% by Zheng’an Wu. The registered office of CHX 1 BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)

Represents 7,291,900 ordinary shares held by Intchains ZWM Holding Limited, a BVI company wholly owned by Weimin Zhou. The registered office of Intchains ZWM Holding Limited is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)

Represents 7,268,100 ordinary shares held by Yang Feng 888 Capital Limited , a BVI company wholly owned by Feng Yang. The registered office of Yangfeng 888 Holding Limited is located at Vistra Corporate Service Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)

Represents 6,318,800 ordinary shares held by CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of CHX2 BVI is located at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of members as of the date of February 29, 2024, 14,762,114 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

As of December 31, 2020, the amounts due to Mr. Sheng and Mr. Feng Yang, the shareholders of our Group, were RMB4,790,000 and RMB13,000, respectively. These amounts are non-trade in nature, unsecured, interest-free and repayable on demand and were fully repaid in 2021.

During the years ended December 31, 2021, 2022 and 2023, except for disclosed above, we did not conduct any transaction with related parties. As of December 31, 2021, 2022 and 2023, the amount due to (or due from) related parties was nil.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

We have not previously declared or paid cash dividends and we have no intention to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend onm, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on Nasdaq under the symbol “ICG.” Each ADS represents two Class A ordinary shares.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2023. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and interest-earning instruments. We have not used derivative financial instruments in our investment portfolio. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, in the future, the fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Concentration of Customers and Suppliers

Our customer base consists of distributors located in the PRC. For the year ended December 31, 2021, we had three customers each accounted for over 10% of our revenue, accounting for 24.6%, 22.9% and 17.8%, respectively, of our revenue. For the year ended December 31, 2022, we had three customers each accounted for over 10% of our total revenue, accounting for 47.3%, 33.3% and 17.4%, respectively. For the year ended December 31, 2023, we had two customers each accounted for over 10% of our revenue, accounting for 56.2% and 41.9%, respectively, of our revenue. As a fabless IC design company, we do not own any IC fabrication facilities. A leading semiconductor foundry has been our major third-party foundry partner for our ASIC chips business. For the years ended December 31, 2021, 2022 and 2023, the value of the ICs we purchased from such foundry partner accounted for 45.3%, 49.6% and 66.0%, respectively, of our total procurement for the respective periods.

Concentration of Credit Risk

Financial instruments that may potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, interest receivables. As of December 31, 2022 and 2023, a majority of our cash and cash equivalents, short-term investments, interest receivables were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

Foreign Exchange Risk

Because majority of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. The functional currency of our offshore entities and subsidiaries, including Intchains Group Limited, Intchains Investment (BVI) Limited, Intchains Global Limited, Intchains Technology (Hongkong) Limited, Inthcains Pte. Ltd. and Intchains Capital Limited, is the U.S. dollar, which results in our exposure to foreign currency risk.

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 0.9%, 2.0% and 0.2% in the years 2021, 2022 and 2023, respectively. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of nil during the fiscal year ended December 31, 2023.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2023 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

Save as disclosed elsewhere in this annual report, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weaknesses in Internal Control

As of the date of this annual report, we have taken certain remedial measures to remedy the material weaknesses in our internal control over financial reporting and governance previously identified by us and our independent registered public accounting firms in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2021.

For the year ended December 31, 2021, the material weaknesses as identified included (a) insufficient internal control over financial reporting due to (i) inadequate segregation of duties and effective risk assessment; (ii) lack of personnel adequately trained in U.S. GAAP; and (iii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both U.S. GAAP and SEC guidelines for reporting and compliance; and (b) we do not have control in place to ensure that all board meetings are documented in the meeting minutes.

To remedy the identified material weaknesses, we have adopted a number of measures to improve our internal control over financial reporting and governance, including, among others: (i) hiring additional financial personnel experienced in U.S. GAAP, (ii) implementing and maintaining policies and procedures in our local server in connection with accounting and financial reporting with respect to the requirements and application of both U.S. GAAP and SEC guidelines for reporting and compliance; (iii) enhancing our documentation, and preparation and approval procedures for the meetings of our board of directors; and (iv) strengthening cash management including requiring preparers and reviewers to sign bank reconciliations. We will continue to take remedial measures to correct our internal control deficiencies and ensure that the company’s internal controls meet the compliance requirements stipulated in section 404 of the Sarbanes-Oxley Act.

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

Our board of directors has adopted a code of ethics that is applicable to all of our directors, officers, employees and advisors. In addition, our board of directors adopted a code of conduct that is applicable to our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, http://www.intchains.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Mazars USA LLP, our principal accountant for the periods presented.

	For the fiscal year ended
	December 31, 2022	December 31, 2023
	RMB’000	RMB’000	US$’000
Audit fees(1)	3,680	4,275	602
Audit related fees(2)	—	2,266	319

Total	3,680	6,541	921

(1)

“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our IPO registration statement and annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)

“Audit-Related Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant reasonably related to the performance of the audit or review of our financial statements and are not included under Audit Fees.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

•	cybersecurity incident investigations;

•	monitoring threats to sensitive data and unauthorized access to our systems;

•	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

•

developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

•	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval.

Our head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. He has more than 10 years of relevant experience in risk management, cybersecurity and information technology.

Our head of cybersecurity and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.2	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.1	Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.2	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

4.6	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

16.1*	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

97.1*	Compensation Recoupment Policy of Intchains Group Limited

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intchains Group Limited

/s/ Qiang Ding
Name:	Qiang Ding
Title:	Chairman and Chief Executive Officer

Date: March 18, 2024

INTCHAINS GROUP LIMITED

Report Of Independent Registered
Public
Accounting
Firm
To the Board of Directors and
Shareholders of Intchains Group Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Intchains Group Limited and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Mazars USA LLP
We have served as the Company’s auditor since 2021.
New York, New York
March 1
8
, 2024

INTCHAINS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2023

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				(Note 2(f))
		(in thousands, except share and per share data)
ASSETS

Current assets:

Cash and cash equivalents	4	712,231	694,750	97,854
Inventories, net	5	77,782	41,767	5,883
Prepayments and other current assets, net	6	41,968	47,403	6,678
Short-term investments	7	—	13,596	1,915

Total current assets		831,981	797,516	112,330

Non-current assets:
Cryptocurrency		—	645	91
Property, equipment, and software, net	8	6,965	49,184	6,926
Intangible assets, net	9	—	3,425	482
Right-of-use assets	10	1,329	1,735	244
Deferred tax assets	17	—	12,899	1,817
Prepayments on long-term assets	11	112,856	113,425	15,976
Other non-current assets		—	421	59

Total non-current assets		121,150	181,734	25,595

Total assets		953,131	979,250	137,925

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		2,903	195	27
Contract liabilities	2(n)	6	9,828	1,384
Income tax payable		2,239	1,634	230
Lease liabilities	10	972	1,103	155
Provision for warranty		223	40	6
Accrued liabilities and other current liabilities	12	12,855	15,364	2,165

Total current liabilities		19,198	28,164	3,967

Non-current liabilities:
Deferred tax liabilities	17	42	—	—
Lease liabilities	10	294	761	107

Total non-current liabilities		336	761	107

Total liabilities		19,534	28,925	4,074

Shareholders’ equity
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 117,647,000 and 119,876,032 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	13	1	1	—
Subscriptions receivable from shareholders	13	(1)	(1)	—
Additional paid-in capital		144,577	186,262	26,235
Statutory reserve		47,478	48,265	6,798
Accumulated other comprehensive income		—	1,838	259
Retained earnings		741,542	713,960	100,559

Total equity		933,597	950,325	133,851

Total liabilities and shareholders’ equity		953,131	979,250	137,925

The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the year ended December 31, 2021, 2022 and 2023

		For the year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					(Note 2(f))
		(in thousands, except share and per share data)
Products revenue	15	631,838	473,740	82,225	11,581

Cost of revenue		(113,955)	(87,021)	(73,147)	(10,302)

Gross profit		517,883	386,719	9,078	1,279

Operating expenses:
Research and development expenses		(53,153)	(48,387)	(42,304)	(5,958)
Sales and marketing expenses		(3,006)	(4,070)	(6,532)	(920)
General and administrative expenses		(14,403)	(11,557)	(25,210)	(3,551)

Total operating expenses		(70,562)	(64,014)	(74,046)	(10,429)

Income/(loss) from operations		447,321	322,705	(64,968)	(9,150)

Interest income		2,518	11,132	16,750	2,359

Foreign exchange gain/(loss), net		(238)	3,494	(524)	(74)

Other income, net (2)	16	543	29,726	13,191	1,856

Income/(loss) before income tax expenses		450,144	367,057	(35,551)	(5,009)

Income tax (expense)/benefit	17	—	(11,856)	8,756	1,233

Net income/(loss)		450,144	355,201	(26,795)	(3,776)
Foreign currency translation adjustment, net of nil tax		—	—	1,838	259

Total comprehensive income/(loss)		450,144	355,201	(24,957)	(3,517)

Weighted average number of shares used in per share calculation (1) :

— Basic and diluted	19	100,870,300	117,647,000	119,387,937	119,387,937

Net earnings/(loss) per share

— Basic and diluted	19	4.46	3.02	(0.22)	(0.03)
Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.

(2)	The reclassification of amortization of other income and interest expense and guarantee fee to other income, net can be referenced in Note 2(ad).
The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the year ended December 31, 2021, 2022 and 2023

	Ordinary Shares (1)
	Number of Shares	Amount		Subscription receivables from shareholders	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings/ (accumulated (deficit)	Total
		(in thousands, except share and per share data)
Balance as of January 1,2021	100,000,000	1		(1)	50,518	—	—	(16,325)	34,193

Issuance of ordinary shares	17,647,000	—	*	—	100,000	—	—	—	100,000
Net income and total comprehensive income for the year	—	—		—	—	—	—	450,144	450,144
Appropriations to statutory reserve	—	—		—	—	43,674	—	(43,674)	—
Capital injection	—	—		—	4,000	—	—	—	4,000
Contribution from the then shareholder for the reorganization	—	—		—	602	—	—	—	602
Distribution from the then shareholders for the reorganization	—	—		—	(10,543)	—	—	—	(10,543)

Balance as of December 31, 2021	117,647,000	1		(1)	144,577	43,674	—	390,145	578,396

Balance as of January 1,2022	117,647,000	1		(1)	144,577	43,674	—	390,145	578,396

Net income and total comprehensive income for the year	—	—		—	—	—	—	355,201	355,201
Appropriations to statutory reserve	—	—		—	—	3,804	—	(3,804)	—

Balance as of December 31, 2022	117,647,000	1		(1)	144,577	47,478	—	741,542	933,597

Balance as of January 1,2023	117,647,000	1		(1)	144,577	47,478	—	741,542	933,597

Issuance of ordinary shares	2,229,032	—	*	—	38,211	—	—	—	38,211
Share-based compensation expense	—	—		—	3,474	—	—	—	3,474
Net (loss) for the year	—	—		—	—	—	—	(26,795)	(26,795)
Foreign currency translation	—	—		—	—	—	1,838	—	1,838
Appropriations to statutory reserve	—	—		—	—	787	—	(787)	—

Balance as of December 31, 2023	119,876,032	1		(1)	186,262	48,265	1,838	713,960	950,325

Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

*	Represents amount less than RMB 1,000.

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2021, 2022 and 2023

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2(f))
	(in thousands)
Cash flows from operating activities
Net income/(loss)	450,144	355,201	(26,795)	(3,776)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	—	—	3,474	489
Depreciation and amortization of property, equipment and software	553	1,807	3,830	539
Inventory provision	—	1,378	24,574	3,462
Write-down of prepayments	—	—	141	20
Deferred income tax expense/(benefit)	—	42	(12,941)	(1,823)
Investment income	—	—	(7)	(1)
Changes in fair value of short-term investments	—	—	(174)	(25)
Impairment loss of cryptocurrency	—	—	34	5
Loss on disposal of property, equipment and software	—	—	4	1
Interest expense and guarantee fee	113	—	—	—
Foreign exchange gain	—	—	843	119
Changes in assets and liabilities:
Decrease in accounts receivable	6,530	—	—	—
Decrease /(Increase) in inventories	(57,337)	(12,342)	11,441	1,611
(Increase) in prepayments and other current assets	(30,508)	(3,844)	(23,546)	(3,316)
(Increase) Other non-current assets	—	—	(421)	(59)
Increase /(Decrease) in accounts payable	5,962	(3,680)	(2,708)	(381)
Increase /(Decrease) in contract liabilities	3,002	(2,996)	9,822	1,383
Change in right-of-use assets and lease liabilities (1)	(74)	11	192	27
Increase /(Decrease) in income tax payable	—	2,239	(605)	(85)
(Decrease) in provision for warranty	—	(240)	(183)	(26)
Increase /(Decrease) in accrued liabilities and other liabilities	17,035	(10,891)	8,317	1,171

Net cash provided by/(used in) operating activities	395,420	326,685	(4,708)	(665)

Cash flows from investing activities :
Payment for short-term investments	—	—	(14,054)	(1,979)
Proceeds from disposal of short-term investments	—	—	639	90
Purchase of cryptocurrency	—	—	(679)	(96)
Purchase of property, equipment and software	(1,770)	(4,018)	(46,898)	(6,605)
Purchase of intangible assets	—	—	(3,425)	(482)
Prepayments on long-term assets	—	(112,856)	(569)	(80)

Net cash used in investing activities	(1,770)	(116,874)	(64,986)	(9,152)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	100,000	—	61,306	8,636
Payment for cost of issuance	—	—	(10,088)	(1,421)
Proceeds from capital contribution in a subsidiary from a shareholder	4,000	—	—	—
Proceeds from short-term debts	5,000	—	—	—
Repayment of short-term debts	(5,000)	—	—	—
Interest expense and guarantee fee	(113)	—	—	—
Contribution from the then shareholder for the reorganization	602	—	—	—
Distribution to the then shareholders for the reorganization	(10,543)	—	—	—
Amounts from to a related party	(4,803)	—	—	—

Net cash provided by financing activities	89,143	—	51,218	7,215

Net increase/(decrease) in cash and cash equivalents	482,793	209,811	(18,476)	(2,602)
Effect of exchange rate changes on cash and cash equivalent	—	—	995	140
Cash and cash equivalents, at the beginning of year	19,627	502,420	712,231	100,316

Cash and cash equivalents at the end of year	502,420	712,231	694,750	97,854

Supplemental disclosure of cash flow information:
Cash paid for interest	92	—	—	—
Cash paid for guarantee fee	21	—	—	—
Cash paid for income taxes	—	9,575	4,790	675
Supplemental disclosure of non-cash investing activities:
Purchases of property, equipment, and software included in accrued liabilities and other liabilities	—	3,131	1,224	172
Note:

(1)	The reclassification of amortization of right-of-use assets and (decrease) in lease liabilities to changes in right-of-use assets and lease liabilities can be referenced in Note 2(ad).
The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and principal activities

(a)	Principal activities
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
As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

	Date of incorporation	Place of incorporation	Equity interest held	Principal activities
Name of subsidiaries
Intchains Global Limited	October 29, 2021	The BVI	100%	Investment Holding
Intchains Pte. Ltd.	November 17, 2021	Singapore	100%	Research and development of ICs
Intchains Investment (BVI) Limited	July 1, 2021	The BVI	100%	Investment Holding
Intchains Technology (Hongkong) Limited	July 16, 2021	Hong Kong	100%	Investment Holding and Trading business
Jerryken Intelligent Technology (Shanghai) Co., Ltd.	September 28, 2021	Shanghai, China	100%	Research and development of ICs
Shanghai Intchains Technology Co., Ltd.	December 13, 2017	Shanghai, China	100%	Research and development of ICs
Shanghai Lianfa Information Technology Co., Ltd.	September 9, 2021	Shanghai, China	100%	Research and development of ICs
Shanghai Xinbaiwei Smart Technology Co., Ltd.	October 22, 2021	Shanghai, China	100%	Research and development of ICs
Yancheng Intchains Technology Co., Ltd.*	July 19, 2019	Yancheng, China	100%	Research and development of ICs
Shanghai Intchains Technology (Hong Kong) Company Limited.*	August 2, 2018	Hong Kong	100%	Trading business
Intchains Capital Limited	May 17, 2023	Cayman Islands	100%	Investment Holding

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
The consolidated statements of operations and comprehensive income/(loss), consolidated statements of changes in equity and consolidated statements of cash flows of the Group for the years ended December 31, 2021, 2022 and 2023 include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the Controlling Shareholders, where this is a shorter period. The consolidated statements of financial position of the Group as at December 31, 2022 and 2023 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the Controlling Shareholders’ perspective. No adjustments are made to reflect fair values, or recognize any new assets or liabilities as a result of the Reorganization.
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
The Group believes that accounting estimation of recoverability of prepayments to vendors, recoverability of prepayments on long-term assets, impairment on other long-lived assets, valuation of deferred tax assets, write-down for inventories and prepayments, valuation and recognition of share-based compensation and provision for product warranty reflect significant judgments and estimates used in the preparation of its consolidated financial statements.
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

F-
9

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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end
exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2022 and 2023 were US$1.00=RMB 6.9646 and 7.0827, respectively, representing the index rates stipulated by the People’s Bank of China.

(f)	Convenience translation
The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.0999 on the last trading day of 2023 (December 29, 2023) as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, interest receivables, other receivables, accounts payable and other liabilities.
As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, interest receivables, other receivables, accounts payable and other liabilities approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.
On a recurring basis, the Group measures its short-term investments at fair value.
The following table sets forth the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3
	(in thousands)
As of December 31, 2023
Short-term investments:
U.S. Treasury securities	—	13,596	—
As of December 31, 2022, there was no financial asset that was measured at fair value on a recurring basis.
The Group values its debt securities using observable, market-based input, and accordingly, the Group classifies the debt securities within Level 2.

(h)	Cash and cash equivalents
Cash and cash equivalents include cash and demand deposits placed with banks or other financial institutions with no restrictions.

(i)	Short-term investments
All highly liquid investments with original maturities less than twelve months are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
The Group accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt securities as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. Securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings. Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “accumulated other comprehensive income/(loss)” on the consolidated balance sheets.

(j)	Inventories
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

(k)	Property, equipment and software, net
Property, equipment and software are stated at historical cost less accumulated depreciation, amortization and impairment loss, if any. Depreciation and amortization are calculated using the straight-line method over the shorter of their estimated useful lives of these assets or the term of the related leases. The estimated useful lives are as follows:

Leasehold improvements	the shorter of their useful lives or the lease terms
Computers and electronic equipment	3 years
Furniture	3-5 years
Software	3 years
Building	48 years
Building improvement	10 years
Motor vehicles	4 years
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

(l)	Intangible assets, net
Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful lives of major intangible assets are as follows:

Trademarks	7 -10 years

(m)	Impairment of long-lived assets
For other long-lived assets including cryptocurrency, property, equipment and software, intangible assets, right-of-use assets, prepayments on long-term assets, and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(n)	Contract liabilities
Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenue when revenue recognition criteria are met.
The prepayments received from customers as of December 31, 2022 and 2023 were RMB6,000 and RMB9,828,000, respectively. The revenue recognized during years
ended December 31, 2021, 2022 and 2023 for such contract liability was nil, RMB3,002,000 and RMB 6,000, respectively.

(o)	Revenue from contracts with customers (ASC 606)
The Group recognizes revenue to match the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.
Products revenue
The Group generates revenue primarily from the sales of ASIC chips, computing equipment that incorporated the ASIC chips, ancillary software and hardware and other products.
The Group’s sales arrangements usually require full prepayment before the delivery of products after April 2021. Before that date, the Group offered credit sales to certain significant, long-standing customers in China. The payment term was up to 6 months.

Generally, the sales of ASIC chips, computing equipment that incorporated the ASIC chips, ancillary software and hardware and other products forms an integral part of the performance obligations. ASIC chips are the most crucial hardware component embedded into the Group’s products that provide computing power and are also the key factor determining efficiency of the applications of the Group’s products. Other key hardware includes the computing board, control board, and other accessories such as power supply and structural parts. Software is embedded in hardware to provide basic configuration of relevant hardware that enables end-users
to monitor the working conditions of the chips in real time, including real-time hash rate, temperature, and network connection. Computing equipment represents the comprehensive integration of software and hardware, incorporated the Group’s ASIC chips. All of these components are part of the Group’s products with regard to the Group in completing its performance obligations. Therefore, the Group recognizes product revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or deliver to shipper of the Group’s customers.

The Group offers a standard product warranty of not longer than six months that the product will operate under normal use. Except for the product warranty, the Group is not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as sales and marketing expenses. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the years ended December 31, 2021, 2022 and 2023, respectively.

(p)	Value-added-tax (“VAT”) recoverable and surcharges
Value added tax recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax) were
5%-6%
of the value-
added-tax
depending on the tax payer’s location.

(q)	Cost of revenue
Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Cost of revenue consists of product costs, including cost of raw materials, contract manufacturers for production, shipping and handling costs
,
inventories write-downs and prepayments write-downs.

(r)	Research and development expenses
Research and development expenses consist primarily of salary and welfare for research and development personnel, tape-out
expenses, consulting and contractor expenses, testing and tooling materials and manufacturing for trial and other expenses in associated with research and development personnel. The Group recognizes research and development expenses as expenses when incurred.

(s)	Sales and marketing expenses
Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, traveling expenses and other expenses in associated with sales and marketing personnel.

F-1
3

(t)	General and administrative expenses
General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and professional service fees.

(u)	Government grants
Government grants represent cash subsidies received from the PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as “other income, net” when received. Total government grants recognized in “other income, net” were RMB 661,000, RMB 29,799,000 and RMB 13,201,000 for the years
ended December 31, 2021, 2022 and 2023, respectively, and recognized in “other current liabilities” were RMB 2,520,000, nil and nil as of December 31, 2021, 2022 and 2023, respectively. The amounts recognized under “other current liabilities” represent conditions for obtaining grants are not met but cash subsidies received as of December 31, 2021, 2022 and 2023.

(v)	Lease arrangement as lessee
The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) asset, lease liability, and lease
liability-non-current
in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

(w)	Employee social security and welfare benefits
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
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive income amounted to RMB2,748,000, RMB 5,755,000 and RMB 8,291,000 for the years ended December 31, 2021, 2022 and 2023, respectively.

(x)	Income taxes
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
Income Taxes
, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group reports tax-related interest expense and penalty in “other income, net” in the consolidated statements of operations and comprehensive income, if there is any.

(y)	Share-based compensation
The Group applies ASC 718 (“ASC 718”), Compensation—Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period.
Share-based compensation in relation to the restricted share units (“RSUs”) is measured based on the fair market value of the Company’s ordinary shares at the grant date of the award. Share-based compensation in relation to the share options is estimated using the Binomial Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these share options was determined by management with the assistance from an independent valuation firm. Share-based compensation expense of awards is recorded net of estimated forfeitures in our consolidated income statements and accordingly is recorded only for those share-based awards that are expected to vest. The Group estimate the forfeiture rate based on historical forfeitures of share-based awards and adjust the rate to reflect changes when necessary. The Group review and revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

(z)	Statutory reserves
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
The Group has made RMB43,674,000, RMB3,804,000 and RMB787,000 appropriations to statutory reserve for the years
ended December 31, 2021, 2022 and 2023, respectively.

(aa)	(Loss)/Earnings per share
Basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted (loss)/earnings per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s ordinary shares issuable upon the exercise of outstanding share options, restricted shares units and warrants, using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. For the years ended December 31, 2021, 2022 and 2023, the number of dilutive shares was all nil.

(ab)	Comprehensive income (loss)
Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss) and foreign currency translation difference and is presented in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income of the Group include the foreign currency translation adjustments.

(ac)	Segment reporting
Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The CODM has been identified as the Chief Executive Officer. The CODM reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only for purposes of making operating decisions, allocating resources, and evaluating financial performance. Hence, the Group has only one operating segment and one reportable segment.
All revenue from external customers is derived from Mainland China.
In addition, the Group’s long-lived assets are substantially located in the PRC. Accordingly, no segment analysis is provided.

(ad)	Reclassification of Presentation in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) and Consolidated Statements of Cash Flows
To optimize the financial reporting process, other income and interest expense and guarantee fee of comparative prior period in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) were reclassified to conform with its current presentation of other income, net in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss). In the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2021 and 2022, we have reclassified (1)
RMB197,000 and RMB73,000
respectively of interest expense and guarantee fee to other income, net; and (2)

RMB740,000 and RMB29,799,000
respectively of
other income to other income, net. The net income/(loss) and total comprehensive income/(loss) for the year ended December 31, 2021 and 2022 were not changed as a result of these reclassifications. Refer to Note 16 for further information on other income, net.
Amortization of right-of-use assets and (decrease) in lease liabilities of comparative prior period in the Group’s Consolidated Statements of Cash Flows were reclassified to conform with its current presentation of change in right-of-use assets and lease liabilities in the Group’s Consolidated Statements of Cash Flows. In the Group’s Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2022, we have reclassified
(1) RMB
801,000
and RMB
946,000
respectively of amortization of right-of-use assets to change in right-of-use assets and lease liabilities; and (2)
RMB
875,000
and RMB
935,000
respectively of (decrease) in lease liabilities to change in right of-use assets and lease liabilities. The net cash provided by/(used in) operating activities for the years ended December 31, 2021 and 2022 were not changed as a result of these reclassifications.

(ae)	Recently issued accounting pronouncements

i.	New and amended standards adopted by the Group:
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. In November 2018, the FASB issued No. ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses (“ASU 2018-19”), which clarifies certain topics included within ASU 2016-13. In November 2019, the FASB issued No. ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”), which extends the adoption date for certain registrants. The amendments in ASU 2016-13 and ASU 2018-19 are effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group adopted this new guidance on January 1, 2023 and it did not have material effect on its consolidated financial statements and related disclosures.

ii.	New and amended standards not yet adopted by the Group:
On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Group beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. The Group does not expect that the adoption of ASU 2023-09 would have a material effect on its consolidated financial statements and related disclosures.

F-
16

On December 13, 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC No. 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Group does not expect that the adoption of ASU 2023-07 would have a material effect on its consolidated financial statements and related disclosures.

3.	Risks and concentration

(a)	Concentration of credit risk
Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, interest receivables. As of December 31, 2022 and 2023, a majority of the Group’s cash and cash equivalents, short-term investments, interest receivables were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.
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
Customers which contributed more than 10% of total revenue are as below:

	For the year ended December 31,
	2021	2022	2023
Customer A	25%	47%	42%
Customer B	23%	33%	1%
Customer C	18%	1%	0%
Customer D	—	17%	1%
Customer E	—	1%	56%

(b)	Supplier concentration
The Group currently purchased all of its integrated circuits, an important component of its IC products, from a third-party foundry partner for the years ended December 31, 2021, 2022 and 2023. Although only a limited number of manufacturers for such integrated circuits are available, management believes that other suppliers could provide similar integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

F-
17

4.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits placed with large reputable banks, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2022 and 2023:

	RMB		RMB equivalent USD		RMB equivalent SGD	Total in RMB
	China	Overseas	China	Overseas	Overseas
	(in thousands)
December 31, 2022	611,266	95,051	656	79	5,179	712,231

December 31, 2023	576,923	—	115,753	460	1,614	694,750

5.	Inventories, net
Inventories consist of the following:

	As of December 31,
	2022	2023
	(in thousands)
Finished goods	34,577	36,224
Work in process	10,399	9,756
Raw materials	34,184	20,686

Inventories	79,160	66,666
Less: inventory provision	(1,378)	(24,899)

Total	77,782	41,767

During the
years
ended December 31, 2021, 2022 and 2023, the
G
r
o
u
p
 recognized inventories write-down of nil, RMB1,378,000 and RMB24,574,000 in cost of revenues, respectively.

Furthermore, an inventory provision of RMB1,053,000 related to obsolete items, which were determined to be non-replaceable and subsequently scrapped, was reversed.

6.	Prepayments and other current assets, net
The current portion of prepayments and other current assets, net consist of the following:

	As of December 31,
	2022	2023
	(in thousands)
Prepayments and other current assets, net:
VAT deductible	2,262	3,989
Prepayments to vendors (Note a)	20,220	33,254
Prepayments of listing expenses (Note b)	17,970	—
Interest receivables	1,200	9,844
Rental and other deposits	72	102
Others	244	214

Total	41,968	47,403

Note a: Prepayments to vendors mainly represent prepayments made to a third-party supplier for foundry service. The Group also records a write-down for the prepayment to third-party suppliers when the Group believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. For the years ended December 31, 2021,2022 and 2023, the Group recorded write-downs of nil, nil and RMB141,000 for the prepayment to third-party suppliers in cost of revenues.
Note b: The amount represents incremental costs directly attributable to the Company’s initial public offering.

F-
18

7.	Short-term investments
Short-term investments consist of the following:

	As of December 31,
	2022	2023
	(in thousands)
Debt securities:
U.S. Treasury securities	—	13,596

As of December 31, 2022 and 2023, the Group’s short-term investments comprised of only debt securities. Short-term trading debt securities were U.S. Treasury securities with maturities less than one year, which were bought and held principally for the purpose of selling them in the near term. The cost of U.S. Treasury securities was nil
and RMB
13,422,000
, with net unrealized gain of
nil
and RMB
174,000
recorded in other income, net as of December 31, 2022 and 2023, respectively.

8.	Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2022	2023
	(in thousands)
Cost
Building	—	42,041
Building improvements	—	1,130
Leasehold improvements	683	156
Computers and electronic equipment	3,475	5,515
Furniture	658	980
Motor vehicles	—	351
Software	5,583	5,308

Total cost	10,399	55,481
Less: Accumulated depreciation and amortization	(3,434)	(6,297)

Property, equipment and software, net	6,965	49,184

For the year ended December 31, 2023, the Group disposed of certain leasehold improvements and furniture as part of an office relocation and disposed certain software that ceased to be used in business operations, without any consideration received for these disposals. These assets
, with cost of RMB971,000 and accumulated depreciation and amortization of RMB967,000, were derecognized, resulting in a loss of RMB4,000.
No
 impairment charge was recorded for the years ended December 31, 2021, 2022 and 2023, respectively.
Depreciation

and amortization expenses recognized for the
years
ended December 31, 2021, 2022 and 2023 are summarized as follows:

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
Research and development expenses	442	1,611	3,491
Sales and marketing expenses	8	40	115
General and administrative expenses	103	156	224

Total	553	1,807	3,830

9.	Intangible assets, net
Intangible assets consisted of the following:

	As of December 31,
	2022	2023
	(in thousands)
Amortized intangible assets with finite lives:
Cost: Trademarks (Note a)	—	3,425
Less: Accumulated depreciation and amortization	—	—

Intangible assets, net	—	3,425

Note a: On December 8, 2023, the Group entered into an asset acquisition agreement with
GOLDSHELL PTE. LTD., a Singapore-based company, to acquire specific assets utilized in the operation of its Goldshell WEB3 infrastructure brand (referred to as the “Transaction” hereafter). The consideration for this transaction amounted to USD550,000, fully settled in cash by December 31, 2023. The Transaction was accounted as an asset acquisition, through which the Group acquired three identifiable assets: trademarks, customer relationships, and software. The trademarks are applied and registered in the EU, United States, UK, Hong Kong SAR, and Singapore, with remaining legal lifespans averaging between 7 to 10 years. The total purchase price, encompassing the transaction consideration of USD550,000 and direct transaction costs of USD14,000, amounted to USD564,000 (equivalent to RMB3,994,000), with allocations to trademarks, customer relationships, and software at USD483,000 (equivalent to RMB3,425,000), USD68,000 (equivalent to RMB480,000), and USD13,000 (equivalent to RMB89,000) respectively. As of December 31, 2023, all trademarks have been officially transferred to the Group and were recorded under “intangible assets”, while the transfer process for customer relationships and software was ongoing, with their allocated purchase prices recorded in “prepayments on long-term assets”. On February 28, 2024, the Transaction was completed, as details provided in Note 21.
No impairment charge was recorded for the years ended December 31, 2021, 2022 and 2023, respectively.
As of December 31, 2023, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

Amounts
(in thousands)
Year Ending December 31,
2024	381
2025	381
2026	381
2027	381
2028 and after	1,901

3,425

10.	Lease
The Group leases facilities under
non-cancellable
operating leases. The terms of substantially all of these leases are two to three years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

(a)	The components of lease expenses were as follows:

	For the year ended December 31,
	2021	2022	2023
		(in thousands)
Lease cost:
Amortization of right-of-use assets	801	946	1,103
Interest of lease liabilities	84	73	62
Expenses for short-term lease within 12 months	156	(153)	1,075

Total lease cost	1,041	866	2,240

(b)	Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
Cash paid for amounts included in the measurement of lease
Operating cash flows from operating leases	885	1,008	1,050
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	—	2,213
Lease liability settled through termination of lease:
Operating leases	—	—	627
Right-of-use assets disposed through termination of lease:
Operating leases	—	—	704

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2021	2022	2023
Weighted-average remaining lease term
Operating leases	30.00 months	18.55 months	21.00 months
Weighted-average discount rate
Operating leases	4% per annum	4% per annum	4% per annum

(d)	Maturities of lease liabilities were as follows:

As of December 31,
2023
(in thousands)
Year Ending December 31,
2024	1,159
2025	773

Total undiscounted lease payments	1,932
Less: imputed interest	(68)

Total lease liabilities	1,864

Amounts due within 12 months	1,103
Non-current lease liability	761

F-2
1

11.	Prepayments on long-term assets
The following is a summary of prepayments on long-term assets as of December 31,2022 and 2023:

	As of December 31,
	2022	2023
	(in thousands)
Prepayments on buildings (Note a)	112,856	112,856
Prepayments on other non-current assets (Note b)	—	569

	112,856	113,425

Note a: On December 21, 2021, the Group entered into a sale and purchase agreement (the “S&P Agreement”) with an independent third party, pursuant to which, the Group agreed to purchase a premise located in Shanghai, the PRC, at a consideration of RMB112,855,500, and fulfill certain tax requirement that during the period starting from the date of the S&P Agreement to December 31,

2024, the total amount of taxes payments would be not less than approximately RMB50,000,000 in aggregate. In the event that the Group fails to meet the tax requirements of RMB50,000,000, the counterparty has the right to demand a delay in delivering the premise until the Group supplements the taxation requirements, or to terminate the S&P agreement by returning all prepayments to the Group without any penalty. Although phased requirements for the taxation of RMB50,000,000 are stated in the S&P agreement, the fulfillment of these phased requirements only affects the Group’s entitlement on certain government subsidies and does not involve the counterparty’s right to terminate the S&P agreement. As of December 31, 2023, the consideration has been fully paid. The prepayments are refundable subject to (i) the agreement is terminated by uncontrollable factors of which the liability of breach of agreement does not lay on either the seller or the Group, or (ii) the agreement is terminated by the Group on the ground that the seller cannot fulfill the responsibility of the agreement.
Note b: The amount represents the prepaid allocated purchase price for customer relationships and software, which were still in the transfer process and had not been finalized as of December 31, 2023. Please refer to Note 9 for further details regarding the asset acquisition process.

12.	Accrued liabilities and other current liabilities

	As of December 31,
	2022	2023
	(in thousands)
Salary and welfare payable	3,616	8,915
Other tax payables	350	3,221
Accrued listing expenses (Note a)	4,963	—
Others	3,926	3,228

Total	12,855	15,364

Note a: The amount represents incremental costs directly attributable to the Company’s initial public offering payable by the Group.

F-2
2

13.	Share capital
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
In March 2023, the
Company
completed its initial public offering (“IPO”) on the Nasdaq Capital Market. In the IPO, 1,114,516 American depositary shares (“ADSs”), representing 2,229,032 Class A ordinary shares, were issued and sold to the public at a price of USD 8.00 per ADS, after underwriter partially exercised over-allotment option to purchase additional ADSs. Net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totalled RMB38,211,000, after deducting underwriting discounts and commission, and other incremental costs directly attributable to IPO.
Upon the completion of IPO, the authorized share capital of the Company was re-classified and re-designated such that the authorized share capital of the Company became US$50,000 divided into
50,000,000,000
shares of a par value of US$
0.000001
each, comprising
of
(a)
49,934,912,000
Class A
ordinary shares
of a par value of US$
0.000001
each
(the “Class A Ordinary Shares”);
and (b)
65,088,000
Class B
ordinary shares
of a par value of US$
0.000001
each
 (the “Class B Ordinary Shares”). On March 20, 2023, 52,559,000 and 65,088,000 ordinary shares held by the existing shareholders before IPO were respectively re-designated as Class A Ordinary Shares and Class B Ordinary Shares
.
Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.
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
Upon the completion of IPO, the 2022 Share Incentive Plan (“The Plan”) became effective. Please refer to Note 14 for details regarding the Plan. As of December 31, 2023, no ordinary shares had been issued under the Plan.
In March 2023, pursuant to the Underwriter Agreement, the Company issued to Maxim Partners LLC (or its permitted assignees) warrants, or the Underwriter’s Warrants, to purchase 33,435 of the
Company
’s ADSs, representing 66,870 Class A ordinary shares, at an exercise price of USD10.00 per ADS, with the option to exercise on a cashless basis. The Underwriter’s Warrants are exercisable commencing six months after the Prospectus Effective Date, and will expire 18 months after the Prospectus Effective Date. The Company classified the Underwriter’s Warrants as equity at their fair value on the issuance date. As of December 31, 2023, all the Underwriter’s Warrants are outstanding.
In November 2023,
1,095,760
Class B ordinary shares were converted into Class A ordinary shares by the holder on a one-for-one
basis
.
As of December 31, 2023, the authorized and outstanding ordinary shares are 119,876,032. These outstanding shares consist of (1) 55,883,792 Class A ordinary shares and (2) 63,992,240 Class B ordinary shares, which were held by the Chairman and CEO, and CTO of the
G
roup
.

14.	Share based compensation
The Group adopted the “2022 Share Incentive Plan” on July 12, 2022 (“The Plan”), by the way of special resolution passed on July 12, 2022, which became effective upon the completion of the proposed initial public offering of American Depositary Shares of the Company in March 2023 and shall continue for 10 years unless amended or terminated by the Board. The Company could use the following awards authorized for issuance or grant under the Plan: options, share appreciation rights, share awards, restricted share units
 (“RSUs”),
dividend equivalents or other share-based awards. The maximum aggregate number of shares that may be issued under the Plan is initially 6,500,000 Shares and shall automatically increase on the first trading day in January each calendar year during the term of the Plan, beginning on the first trading day in January 2023, by an amount equal to 1% of the total number of Shares outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of Shares as determined by the Board, but in no event shall any such annual increase exceed 1,350,000 Shares. The shares issued under the Plan may be authorized, but unissued, or reacquired shares (subject to applicable laws), including shares repurchased by the Company on the open market. As of December 31, 2023, the number of shares granted
but unissued was 527,602 ordinary shares. Two ordinary shares are issuable upon the vesting or the exercise of one share-based award.
(a) RSUs
The following table summarize the Group’s RSU activities under the 2022 Plan:

	Number of RSUs	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2022	—	—
Granted	135,706	8.50
Vested	—	—
Canceled/forfeited	(4,984)	8.50

Awarded and unvested as of December 31, 2023	130,722	8.50

Expected to vest as of December 31, 2023 (Note a)	107,427	8.50

Note a: RSUs expected
to
vest are the result of applying the
pre-vesting
forfeiture rate assumptions to total outstanding RSUs.
As of December 31, 2023, there were RMB 4,457,000 of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 3.4 years.
During the years ended December 31, 2021, 2022 and 2023, the
Group

recognized share-based compensation expense of nil, nil and RMB 2,122,000, respectively, in connection with the above RSUs.
(b) Share options
A summary of the changes in the share options relating to ordinary shares granted by the Group during the year ended December 31, 2023 is as follows:

	Number of share options	Weighted average excercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding as of December 31, 2022	—	—	—
Granted	135,079	8.0	10.0
Exercised	—	—	—
Canceled/forfeited	(2,000)	8.0	9.5

Outstanding as of December 31, 2023	133,079	8.0	9.4

Vested and exercisable as of December 31, 2023 (Note a)	—	—	—
Vested and expected to vest as of December 31, 2023 (Note b)	109,014	8.0	9.4
Note a: No outstanding share options will be exercisable after the expiry of a period of up to ten years from the date of grant.
Note b: Share options expected to vest are the result of applying the pre-vesting
forfeiture rate assumptions to total outstanding share options.

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

As of December 31, 2023, the aggregate intrinsic value of all outstanding options that was RMB
4,119,000
. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was nil
and RMB
3,374,000
, respectively.
During the years ended March 31, 2021, 2022 and 2023, the weighted average grant date fair value of share options granted was nil, nil and US$5.3534, respectively, and there was no share option vested or exercised during the same
years.
As of December 31, 2023, total unrecognized share-based compensation expense relating to unvested share options was RMB2,864,000, which is expected to be recognized over a weighted-average period of 3.4 years.
The Group calculated the estimated fair value of the options on the respective grant dates using the binomial tree valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

For the year ended December 31,
2023
Risk-free interest rate(i)	3.76%
Expected volatility(ii)	77%
Expected dividend yield(iii)	0%
Exercise multiple(iv)	2.2 to 2.8
Forfeiture rate (v)	2 % to 10%
Fair value of underlying ordinary shares	US$ 8.5
Fair value of share option	US$5.2670 to US$5.7275

i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect on the measurement date.

ii)	The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Group’s options.

iii)	Expected dividend yield is assumed to be nil as the Group has no history or expectation of paying a dividend on its ordinary shares.

iv)
The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it has considered the statistics by making reference to a widely-accepted academic research publication.

v)	Forfeiture rate was based on the historical data of the Group from recent years and widely-accepted academic research publications, given the Group’s limited historical record of share options.
(c) Share-based compensation expense by function:
The Group recognized share-based compensation expenses for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
Research and development expenses	—	—	1,972
Sales and marketing expenses	—	—	818
General and administrative expenses	—	—	684

Total	—	—	3,474

F-
25

15.	Products revenue

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
ASIC chips products:	631,838	473,740	68,358
ASIC chips	560,105	436,980	47,736
Computing equipment (Note a)	—	—	8,496
Ancillary software and hardware	71,733	36,760	12,126
Others (Note b)	—	—	13,867

	631,838	473,740	82,225

Note a: The Group began offering computing equipment with embedded ASIC chips to customers in the fourth quarter of 2023.
Note b: The revenue was substantially derived from a one-off sale of intelligent router products, totaling RMB13,839,000 for the year ending December 2023. These intelligent router products were procured from external vendors and integrated with our software solutions for resale purposes. This was a one-off transaction for the Group, with no plans in place to pursue this business line in the future.

16.	Other income, net

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
Government grants (Note a)	661	29,799	13,201
Interest expense and guarantee fee	(197)	(73)	(62)
Change in fair value of short-term investments	—	—	174
Others	79	—	(122)

	543	29,726	13,191

Note a: The government grants are provided by local government to support the qualified projects of IC industry with no repayment obligations. The amount recognized represents conditions for meeting grants are fulfilled for the years ended December 31, 2021, 2022 and 2023.

17.	Income Taxes

(a)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	British Virgin Island
Pursuant to the rules and regulations of the British Virgin Island, the Group is not subject to any income tax in the British Virgin Island.

(c)	Hong Kong Profits Tax
The Group’s subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK
$2
million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e.,
8.25
%) while the remaining profits will continue to be taxed at the existing
16.5
% tax rate. Under the Hong Kong tax laws, which are effective from January 1, 2023, entities in HK are exempted from the Hong Kong income tax on its foreign-derived income if the HK entities meet economic substance requirement or participation requirement. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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
Shanghai Intchains obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019. Therefore, Shanghai Intchains is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In December 2022, Shanghai Intchains received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from 2022 to 2024. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a
5-year
tax holiday (two years full exemption followed by three years half reduction) beginning from 2021 after utilizing all prior years’ tax losses.

The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.
The carry forward period for net operating losses under the EIT Law is five years for general enterprises and ten years for HNTE and all tax losses have been utilized during the year of 2021. However, Shanghai Intchains is eligible to enjoy a preferential tax rate of 0% after utilizing all prior year’s tax losses from 2021 to 2022 and 12.5% from 2023 to 2025.

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
As of December 31, 2022 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

F-
27

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the year ended December 31,
	2021	2022	2023
PRC statutory income tax rates	25.00%	25.00%	25.00%
Effect of different tax rates available to different jurisdictions	—	—	(1.25	% )
Effect of preferential tax rates and tax holiday	(22.79%)	(18.34%)	(12.20%)
Effect of expenses not deductible for tax purposes (i)	0.01%	0.01%	(1.56%)
Effect of additional deduction of research and development expense	(2.22%)	(2.64%)	13.01%
Effect of tax losses and temporary differences utilized	—	(0.81%)	1.64%

Total	0.00%	3.22%	24.64%

(i)	Expenses not deductible for tax purposes primarily consist of share-based compensation expense and entertainment expenses exceeding the pre-tax deduction limit.
Composition of income tax expense/(benefit)
The current and deferred portions of income tax expense/(benefit) included in the consolidated statements of operations and comprehensive income are as follows:

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
Current tax	—	11,814	4,185
Deferred taxation	—	42	(12,941)

Income tax expenses/(benefit)	—	11,856	(8,756)

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed.

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(in thousands)
Deferred tax assets:
Accrued expense and others	80	129
Inventory provision	207	3,996
Impairment on prepayment	—	35
Product warranty	33	6
Tax loss	—	9,883

Total deferred tax assets before valuation allowance	—	14,049
Valuation allowance	—	(503)

Total deferred tax assets	320	13,546

Deferred tax liabilities:
Accelerated tax depreciation	(362)	(647)

Total deferred tax liabilities	(362)	(647)

Presentation in the consolidate balance sheet:
Deferred tax assets	—	12,899
Deferred tax liabilities	(42)	—

Net deferred tax assets/(liabilities)	(42)	12,899

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
The
Group
evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.
As of December 31, 2022 and 2023, the Group had taxable losses of nil and RMB62,534,000 derived from the entity in the PRC, which can be carried forward for ten years to offset future taxable profit for the subsidiary qualified as HNTE in 2023. The PRC taxable loss will expire in 2033 if not utilized. As of December 31, 2022 and 2023, the Group had taxable losses of nil and RMB2,957,000 derived from the entity in Singapore, which can be carried forward with no expiration date.
As of December 31, 2023, the valuation allowance of RMB503,000 was principally related to the tax loss from the entity in Singapore. The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of the entity in Singapore is more likely than not to be realized. Consequently, the Group has provided full valuation allowances for the entity in Singapore on the related deferred tax assets. The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2021	2022	2023
	(in thousands)
Beginning balance	—	—	—
Additions during the year	—	—	503

Ending balance	—	—	503

18.	Related party transactions
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
During the years ended December 31, 2021, 2022 and 2023, except for disclosed above, the Group did not conduct any transaction with related parties. As of December 31, 2022 and 2023, the amount due to (or due from) related parties was nil.

19.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated in accord
a
nce with ASC 260 on computation of earnings per share for each of the years
ended December 31, 2021, 2022 and 2023, are calculated as follows:

	For the year ended December 31,
	2021	2022	2023
	(in thousands, except share and per share data)
Basic and diluted net earnings per share calculation
Numerator:
Net earnings(loss) attributable to ordinary shareholders, basic and diluted	450,144	355,201	(26,795)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted (1)	100,870,300	117,647,000	119,387,937
Net earnings per share attributable to ordinary shareholders:
Basic	4.46	3.02	(0.22)
Diluted	4.46	3.02	(0.22)
Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
For the year ended December 31, 2023, the effects of all outstanding RSUs, share options and warrants have been excluded from the computation of diluted loss per share due to its anti-dilutive effect.

20.	Commitments and contingencies
As of December 31, 2022 and 2023, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows. In addition to the information disclosed elsewhere in the notes to consolidated financial statements, the Group had no significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022 and
2023.

21.	Subsequent events
On February 28, 2024, the Group completed its previously reported acquisition of certain assets from Singapore-based GOLDSHELL PTE. LTD., or the Seller, in accordance with an asset acquisition agreement between a subsidiary of the Group and the Seller dated December 8, 2023. Pursuant to the terms and conditions of such asset acquisition agreement, the Group acquired the Goldshell brand and certain related assets for a cash consideration of
US$
550,000
. Details of the acquisition are also included in Note 9.
On January 22, 2024, Maxim Partners LLC exercised the Underwriter’s Warrants granted in connection with our initial public offering on the Nasdaq Capital Market in full through a cashless exercise to acquire
7,921
of our ADSs. Information with respect to the Underwriter’s Warrants is described in Note 13.

22.	Restricted net assets
Pursuant to the laws applicable to the
PRC’s Foreign Investment Enterprises and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax
profit to
non-distributable
reserve funds as determined by the Board of Directors of the Company.PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate
10
% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached
50
% of their respective registered capital.
As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Amounts restricted include paid-in capital, share premium and the statutory reserves of subsidiaries.
As of December 31, 2022 and 2023, the total of restricted net assets was RMB
157,024,000
, or
17
% of the
Group
’s total consolidated net assets, and RMB
157,810,000
, or
17
% of the
Group
’s total consolidated net assets, respectively.