Form 20-F
period 2024-12-31
Intchains Group Ltd
filed 2025-04-30
CIK 1895597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares, par value $0.000001 per share	ICG	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class A Ordinary Shares, par value US$0.000001 per share*	N/A	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	No t for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,020,962 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐
 Yes
☐
 No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs.

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares.

•	“ASICs” refers to application-specific ICs, meaning ICs designed for a specific application.

•	“CAC” refers to the Cyberspace Administration of mainland China.

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

•	“MIIT” refers to the Ministry of Industry and Information Technology of mainland China.

•	“NDRC” refers to the National Development and Reform Commission of mainland China.

•	“nm” refers to nanometer.

•	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares.

•	“RMB” and “Renminbi” refer to the legal currency of mainland China.

•	“PoW” refers to proof-of-work.

•	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

•

“tape-out” refers to the final result of the design process for ICs when the graphic for the photomask of the IC is sent to the fabrication facility, and a successful tape-out means all the stages in the design and verification process of ICs have been completed.

•	“US$” and “U.S. dollars” refer to the legal currency of the United States.

•	“U.S.” and “United States” refer to the United States of America.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

•	“we,” “us,” “our company,” “the Group,” and “our” refer to the Company and its subsidiaries, as the context requires.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, and the related notes. Each ADS represents two class A ordinary shares. Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “ICG”.

We are headquartered in mainland China. Our revenue is primarily denominated in RMB and US$, while our expenses are mainly denominated in RMB. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect as of December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future prospects and market acceptance of our products and services;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenue, costs or expenditures;

•	anticipated cash needs and its needs for additional financing;

•	growth of and competition trends in our industry;

•	our ability to successfully integrate acquisitions;

•	our expectations regarding demand for, and market acceptance of, our products;

•	expectations with respect to the success of our research and development efforts;

•	expectations regarding our growth rates, growth plans and strategies;

•	general economic and business conditions in the markets in which we operate;

•	relevant government policies and regulations relating to our business and industry;

•	PRC laws, regulations and policies, including those applicable to the IC industry and foreign exchange;

•	the impact of the geopolitical tensions between the United States and China or other countries, and the impact of actual or potential international military actions;

•	the impact of pandemics or natural disasters;

•	fluctuations in trading volume, price volatility, and evolving regulatory landscape across the cryptocurrency industry; and

•	assumptions underlying or related to any of the foregoing.

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

Our Corporate Structure

We are a Cayman Islands holding company with operations primarily conducted through our operating subsidiaries based in mainland China. The “Company” and “our Company” refer to Intchains Group Limited, a Cayman Islands company. “We,” “us,” and “our” refer to Intchains Group Limited and its subsidiaries. In mainland China, we conduct our business through Jerryken Intelligent Technology (Shanghai) Co., Ltd., or Jerryken Shanghai, Shanghai Intchains Technology Co., Ltd., or Shanghai Intchains, and Shanghai Dongyuanwei Information Technology Co., Ltd., each an indirect wholly owned subsidiary of the Company, and two operating subsidiaries wholly owned by Shanghai Intchains. In 2023, we initiated our business operations in Singapore through Intchains Pte. Ltd., which is an indirect wholly-owned subsidiary of the Company. In May 2023, Intchains Capital Limited was incorporated in the Cayman Islands as a wholly-owned subsidiary of Intchains Group Limited. In May 2024, Intchains (Malaysia) Sdn. Bhd. was incorporated in Malaysia as a wholly-owned subsidiary of Intchains Pte. Ltd.

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

Cash Flow and Assets Transfer within Our Organization

Intchains Group Limited is a Cayman Islands holding company with no operations of its own. We conduct our operations primarily through our operating subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Intchains Group Limited to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our operating subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Intchains Group Limited. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC— Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.” Under PRC law, Intchains Group Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2024, except for inter-company transactions that occurred in the ordinary course of business, no cash or other asset transfers occurred among Intchains Group Limited and its subsidiaries, and no dividends or distributions from a subsidiary were made to Intchains Group Limited or other investors. As of date of this annual report, we had not faced difficulties or limitations on our ability to transfer cash between our subsidiaries.

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

Intchains Group Limited has not declared or paid any dividends on our ordinary shares since our inception, nor has any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” Under the current laws of the Cayman Islands, Intchains Group Limited is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

•

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not conducted by our PRC subsidiaries, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. If any of our PRC subsidiaries is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or ordinary shares.

•

Due to restrictions on foreign exchange placed on our PRC subsidiaries by the PRC government under PRC laws and regulations, to the extent cash is located in mainland China or within an entity domiciled in mainland China and may need to be used to fund our operations outside of mainland China, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. A material portion of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, as long as certain procedural requirements are met. Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans. See “Item 3. Key Information—D. Risk Factors—Government control of foreign currency conversion may affect the value of your investment.”

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

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

On December 15, 2022, the Public Company Accounting Oversight Board, or PCAOB, announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB inspections team has also completed fieldwork for 2023, with the complete access required under the Holding Foreign Companies Accountable Act, or the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report of Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. As of the date of this annual report, we have not been and do not expect to be identified by the SEC under the HFCAA. However, if our auditor cannot be inspected by the PCAOB in the future, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs will be delisted from the Nasdaq Stock Market, and our ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. If our ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. Furthermore, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition.

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

Risks Relating to Our Business and Industry

•	We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

•	There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.

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

•

Our altcoin mining products depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from this foundry would significantly delay the shipment of our products.

•	Failure at tape-out or failure to achieve the expected final test yields for our ASIC chips could negatively impact our operating results.

•	Our research and development activities may not result in the successful development of new products.

•	Any failure of our products to meet the necessary quality standards could adversely affect our reputation, business and results of operation.

•	We may be unable to make the substantial investments in research and development that are required to remain competitive in our business.

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

•	We rely on a limited number of third parties to package and test our products.

•	Our prepayments and purchase commitments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

Risks Related to Our ETH Accumulation Strategy

•	Our ETH accumulation strategy exposes us to various risks.

•	ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs.

•	ETH and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

•	Our ETH accumulation strategy subjects us to enhanced regulatory oversight.

•

Due to the unregulated nature and lack of transparency surrounding the operations of many ETH trading venues, ETH trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in ETH trading venues and adversely affect the value of our ETH.

•	The concentration of our ETH holdings enhances the risks inherent in our ETH accumulation strategy.

•	The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of ETH and adversely affect our business.

•	Our ETH holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

•

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our ETH, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our ETH and our financial condition and results of operations could be materially adversely affected.

•	We face risks relating to the loss or destruction of private keys required to access our ETH and cyberattacks or other data loss relating to our ETH.

•

Regulatory changes reclassifying ETH as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of ETH and the market price of our ADSs.

•	We face risks relating to the loss or destruction of private keys required to access our ETH and cyberattacks or other data loss relating to our ETH.

Risks Relating to Doing Business in the PRC

•

Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our ADSs.

•	Escalating international trade tensions, particularly between the U.S. and China, may significantly impact our manufacturing operations, supply chain, and financial performance

•	The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

•	Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ADSs.

•	Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

•	There remain uncertainties regarding interpretation and implementation of Overseas Listing Trial Measures.

•

There remain uncertainties regarding interpretation and implementation of Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises.

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

•	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for a return on your investment.

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

We have incurred net losses and negative cash flows from operating activities in prior periods, and there is no assurance that we will achieve or maintain profitability. We recorded a net loss of RMB26.8 million for the year ended December 31, 2023, and had net cash outflows from operating activities of RMB4.7 million and RMB138.3 million (US$18.9 million) for the years ended December 31, 2023 and 2024, respectively. We cannot assure you that we will generate net income from operating activities in future periods. Our ability to achieve profitability depends on multiple factors, including our ability to manage expenses, effectively scale our operations, navigate the volatility inherent in cryptocurrency and blockchain mining markets, and sustain our competitive position.

We expect to continue making significant investments in the development and expansion of our business, which will place substantial demands on our management, operational infrastructure, and financial resources. As our business grows, it may become increasingly complex, and we may encounter operational challenges. We may not be successful in enhancing our financial and management controls, improving our financial reporting systems and procedures, attracting and retaining qualified personnel, or maintaining customer satisfaction. If we are unable to effectively manage our growth and capitalize on market opportunities, we may be unable to achieve profitability, which could materially and adversely affect our business, financial condition, and results of operations.

There is no assurance that we will generate positive cash flows from operating activities in the future. If we continue to experience net operating cash outflows, our working capital may become constrained, which could adversely affect our liquidity and financial position. If we are unable to generate sufficient revenue or secure additional financing, we may be required to delay, scale down, or significantly curtail our business operations, any of which could materially and adversely impact our financial condition and results of operations.

If our cash requirements exceed our available liquidity, we may seek to raise additional capital through debt or equity financing or obtain a credit facility. However, we cannot assure you that we will be able to secure such financing on commercially reasonable terms, or at all, particularly given prevailing economic conditions. Any issuance of equity or equity-linked securities could result in dilution to existing shareholders, while incurring additional debt could increase our financial obligations and subject us to restrictive covenants. If we are unable to obtain sufficient financing, we may experience liquidity constraints, which could materially and adversely affect our business, financial condition, and results of operations.

There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.

Cryptocurrencies are a relatively new asset class, with their adoption as a means of payment for goods and services remaining limited to certain industries and markets. Additionally, as most cryptocurrencies are not backed by any government, reserve currency, or precious metal, their long-term value remains uncertain. Banks and other financial institutions may refuse to process cryptocurrency transactions, facilitate wire transfers to or from cryptocurrency exchanges, or maintain accounts for individuals or entities engaged in cryptocurrency-related activities.

A significant portion of cryptocurrency demand is driven by speculators and investors seeking to profit from price fluctuations, which contributes to volatility. Additionally, cryptocurrency prices are influenced by the evolving regulatory landscape and ongoing developments in blockchain technology. Given the relatively short history of cryptocurrencies, their prices have shown extreme fluctuations, which directly impact our business and financial condition.

We derive substantially all of our revenue from the sales of mining products. We price our products with reference to the market price of cryptocurrencies and the expected economic return of cryptocurrency mining. If cryptocurrency prices decline significantly, the economic returns of mining activities and the demand for our mining products may drop, exposing us to risks such as excess inventory, inventory markdowns, and margin compression. If the market for our mining products contracts significantly or ceases to exist, our business and results of operations would be materially harmed.

Conversely, if cryptocurrency prices experience a sharp increase, demand for our mining products may surge. If our production and service capabilities cannot scale quickly enough to meet this demand, we may lose customers and market share. Additionally, if demand exceeds our expectations, we may be unable to maintain adequate inventory levels, resulting in lost sales and competitive disadvantages.

Our reliance on the cryptocurrency market makes us particularly vulnerable to its fluctuations. If we are unable to adapt to market volatility and sustain the scale and profitability of our mining products, our business, financial condition, and results of operations may be materially and adversely affected.

The industry in which we operate is characterized by constant changes. If we fail to innovate or to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and as a result our business and results of operations may be adversely affected.

The industry in which we operate is characterized by constant changes, including rapid technological evolution, continual shifts in customer demand, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. For example, algorithms used for mining a certain cryptocurrency may change from time to time, and our customers may demand mining products with the latest algorithms that meet their requirements. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources in research and development in order to keep our products competitive in the market.

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

As our current products designed for cryptocurrency mining, any limitation on the usage and adaptation of cryptocurrency and any actual or perceived adverse development in the cryptocurrency market, which is rapidly and continuously evolving, can adversely affect our results of operations. As there is no wide consensus with respect to the value and application of cryptocurrency, any future development may continue to affect the price of cryptocurrency and as a result affect the demand for our products. In addition, any event or rumor that generates negative publicity for the cryptocurrency industry and market, such as allegations that cryptocurrency is used for money laundering or other illicit activities, could result in harm to our reputation, which in turn may negatively affect our results of operations.

Decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies have attracted many committed users. However, the decentralized nature of cryptocurrency is subject to growing discussion and suspicion. Individuals, companies or groups, as well as cryptocurrency exchanges that own vast amounts of cryptocurrencies, can affect the market price of cryptocurrency. Furthermore, the production of computing equipment for blockchain applications and mining pool locations are becoming centralized. The suspicion about the decentralized nature of cryptocurrency may cause our customers to lose confidence in the prospects of the cryptocurrency industry. This in turn could adversely affect the market demand for our mining products and our business.

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies and related products and services, which could negatively affect our business, financial condition, and results of operations.

End users of our products are based across the world. As such, changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in domestic or overseas policies and laws regarding holding, using and/or mining of cryptocurrencies and related products and services could result in an adverse effect on our business operations and results of operations. Moreover, if any domestic or international jurisdiction where we operate or sell our mining products prohibit or restricts cryptocurrency mining activities, we may face legal and other liabilities and may experience a material loss of revenue.

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

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether cryptocurrency will be able to cope with, or benefit from, those changes. In addition, as cryptocurrency mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our current mining products. There has been public backlash surrounding the environmental impact of cryptocurrency mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded.

For example, in the United States, the federal government and certain local governments, including the states of Washington and New York, have proposed and/or implemented measures to address the environmental impact of cryptocurrency-related operations, particularly the high electricity consumption of cryptocurrency mining activities, such as the two-year moratorium on new fossil fuel-powered cryptocurrency mining operations enacted by the state of New York in 2022. In China, the People’s Bank of China, or the PBOC, the Cyberspace Administration of China, or the CAC, Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions and token trading platforms from providing pricing, information agency or other services for tokens or virtual currencies. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council mentioned the need to resolutely crack down on bitcoin mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province in China to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the “Guarding Against Bitcoin Risks” and the “Announcement on Preventing Token Fundraising Risks” and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business. On September 15, 2021, ten ministries and commissions, including PBOC, CAC and the Supreme People’s Court of PRC, published the Notice on Further Prevention and Disposal of the Risk of Speculation in Cryptocurrency Trading, which clarifies that certain cryptocurrency-related businesses are illegal financial activities and emphasizes the establishment of a mechanism to deal with risks related to cryptocurrency trading and speculation, strengthening the monitoring and warning of cryptocurrency trading and speculation risk, and the establishment of a multi-dimensional and multi-level risk prevention and disposal system. Furthermore, according to the Industrial Structure Adjustment Guidance Catalogue (2024 Edition) published by the National Development and Reform Commission on December 27, 2023, cryptocurrency mining activities are listed as the backward production processes and equipment under the eliminated category, and as such, investments in activities in the elimination category, including cryptocurrency mining activities, are prohibited in China. The above regulations and policies, any future similar regulation and policies may result in decreased demand for our mining products in our main markets.

Our altcoin mining products depends mainly on supplies from a third-party foundry partner, and any failure to obtain sufficient foundry capacity from this foundry partner would significantly delay the shipment of our products.

We do not own any IC fabrication facilities. A leading semiconductor foundry, or the Foundry Partner, has been our major third-party foundry partner for our ASIC chips. We sold our ASIC chips either directly to our customers or through the altcoin mining machines incorporating our ASIC chips until the end of May 2024, after which we ceased selling chips as a standalone product while continuing to sell altcoin mining machines incorporating our ASIC chips. In 2022, 2023 and 2024, the value of the wafers we purchased from the Foundry Partner accounted for 49.6%, 66.0% and 68.4%, respectively, of our total procurement for the respective years. It is important for us to have a reliable relationship with the Foundry Partner and other future foundry service providers to ensure adequate product supply to respond to customer demand.

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

Other risks associated with our reliance on a limited number of third party foundries, in particular, the Foundry Partner, include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of our intellectual property and limited ability to manage inventory and parts. In particular, although we have entered into confidentiality agreements with our Foundry Partner for the protection of our intellectual property, it may not protect our intellectual property with the same degree of care as we use to protect our intellectual property. See “—If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total revenue and increase our costs.” If we fail to properly manage any of these risks, our business and results of operations may be materially and adversely affected.

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

The tape-out process is a critical milestone in the development of our ASIC chips and mining products in general. A successful tape-out means all the stages in the design and verification process of our ASIC chips have been completed, and the product is ready to be sent for manufacturing. A tape-out will be either a success or a failure, and in the latter case design modifications will be needed. The tape-out process is very costly, and repeated failures can significantly increase our costs, lengthen our product development period and delay our product launch. While we have consistently achieved successful initial tape-outs in the initial batch historically, we cannot assure you that we will be able to continue to have a high tape-out success rate in the future.

Once tape-out is successful, the ASIC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both of product design, which is developed by us, and process technology, which typically belongs to the third-party foundries contracted to manufacture the chips. While we have historically achieved high final test yields, such as 100% between 2022 and 2024, we cannot assure you that we will be able to maintain such high final test yields in the future. Low final test yields can result from either a product design deficiency or a process technology failure or a combination of both. As such, we may not be able to identify problems causing low final test yields until our product designs go to the manufacturing stage, which may substantially increase our per unit costs and delay the launch of new products.

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

We are committed to various research and development activities for the growth of our business. These activities and efforts include the launch of new products through the development of our technology platform to diversify our product offerings and broaden the applications of our proprietary technologies.

There is no assurance that any research and development activities conducted by us will be completed within the anticipated time frame or that the costs of such research and development activities can be fully or partially recovered. The development of new altcoin mining machines or other projects may fail to meet our technological or commercial expectations, resulting in products that underperform or do not meet market demands. Our altcoin mining machines are designed to mine specific altcoins, which creates additional risk if the targeted altcoin experiences decreased market value, reduced adoption, technical problems, or regulatory challenges. If an altcoin for which we have developed specialized mining equipment loses popularity or viability, demand for our corresponding machines would likely decline significantly. We cannot assure you that we can ultimately commercially produce and market new products. Furthermore, if our research and development activities do not result in the successful development of new products, or if such products fail to achieve anticipated performance metrics or commercial viability, our reputation, business prospects, financial conditions and results of operations could be materially and adversely affected.

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

Advances in cryptocurrency mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2022, 2023 and 2024, we incurred research and development expenses of RMB48.4 million, RMB42.3 million and RMB109.4 million (US$15.0 million), respectively. We are committed to investing in new product development in order to stay competitive in our markets. We are driven by market demand, and we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

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

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs. The carrying value of our inventories were RMB41.8 million and RMB98.6 million (US$13.5 million) as of December 31, 2023 and 2024, respectively.

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

For the years ended December 31, 2022, 2023 and 2024, our revenue amounted to RMB473.7 million, RMB82.2 million and RMB281.8 million (US$38.6 million), respectively. We may not be able to achieve future revenue growth if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

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

As the markets for altcoin mining products are still developing, we cannot forecast longer-term demand or order patterns for our products. We commenced our operation in December 2017. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. For example, foundries need other electronic components to manufacture our ASIC chips. These electronic components are also used in the manufacture of traditional consumer electronic products. As a result, to the extent there are cycles and fluctuations in the consumer electronics industry, they may have an impact on the supply of our raw materials. If we or our foundry partner are unable to secure raw materials due to these factors, or if any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand, our total revenue would be adversely affected and our reputation with our customers may be damaged. In addition, our business highly correlate with market prices of cryptocurrencies as our mining products are primarily used in cryptocurrency mining activities. The market prices of cryptocurrencies are highly volatile and exhibit no material season-related pattern of fluctuations.

We rely on a limited number of third parties to package and test our products.

In addition to IC fabrication, we rely on a limited number of production partners for IC packaging and testing services. We also maintain collaborative relationships with several semiconductor component manufacturers. Reliance on these third parties for the testing and packaging of our ASIC chips presents significant risks to us, including the following:

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

Our prepayments and purchase commitments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

We may incur net cash outflows at an early stage of our production because we are required to prepay and/or commit to purchase from our foundry service providers before the relevant services are provided, in order to secure their production capacity. In particular, as of December 31, 2023 and 2024, the outstanding balance of prepayments we made to our Foundry Partner amounted to approximately RMB32.8 million and RMB38.8 million (US$5.3 million), respectively. In addition, As of December 31, 2023 and 2024, our purchase obligation to foundry service providers amounted to nil and RMB7.3 million (US$1.0 million), respectively. The amount of our prepayments and purchase commitments can significantly increase at the beginning of our launch of advanced products in the future.

We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers, in particular, our Foundry Partner, to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments or recover amounts committed for purchases in a timely manner or in full, or at all, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments and purchase commitments also put cash pressure on us, and if the cash outflows for prepayments and purchase commitments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.

We had a concentration of credit risk because we derived our revenue from a limited number of customers

We primarily sell mining products to distributors in the PRC. For our overseas sales, we primarily sell our mining products to individual and corporate customers. For the year ended December 31, 2022, we had three customers each contributing more than 10% of our total revenue, accounting for 47.3%, 33.3% and 17.4%, respectively. For the year ended December 31, 2023, we had two customers each contributing more than 10% of our revenue, accounting for 56.2% and 41.9%, respectively, of our revenue. As we commenced our overseas sales to individual and corporate customers in 2024, our customer concentration decreased significantly. For the year ended December 31, 2024, we had three customers each contributing more than 10% of our revenue, accounting for 31.2%, 19.6% and 10.2%, respectively, of our total revenue for the year ended December 31, 2024. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of our products. Although our customer concentration has decreased significantly in 2024 due to the diversification of our customer base, we cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

Power shortages, labor disputes and other factors may result in constraints on our production activities.

The production of our mining products is dependent on adequate supplies of power and labor. If our production partners experience power shortages or labor disputes for any reason, it would likely result in disruptions to the production activities we outsource to them. There can be no assurance that our operations will not be affected by power shortages, labor disputes or other factors in the future, thereby causing material production disruptions and delays in our delivery schedule. In such event, our business, results of operations and financial condition could be materially and adversely affected.

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

As of the date of this annual report, we have registered 32 trademarks (including two in mainland China and 30 outside mainland China) and a total of 12 patents in the PRC, including nine inventions and four utility model patents. As of the same date, we have registered 20 software copyrights and 34 IC layout-design rights in mainland China. The rights granted to us under our patents, IC layout-design rights and copyrights, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any failure of our patents, copyrights and IC layout-design rights to adequately protect our technologies may allow our competitors to offer similar products or technologies. We may not be able to protect our intellectual property rights in some countries where our products may be sold in the future. Even if intellectual property rights are granted outside of the PRC, effective enforcement in those countries may not be available to us, primarily due to the relatively weak legal regime protecting intellectual property rights in those countries and the difficulties to defend and enforce such rights. Accordingly, we may not be able to effectively protect our intellectual property rights in those countries. Many companies have encountered substantial intellectual property infringement in the PRC as well as in many of the countries where we may sell our products in the future.

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

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024, a material weakness was identified as there was a lack of appropriate controls and segregation of duties over safeguarding of the private key in response to the risks of material misstatement related to the rights and obligations to crypto wallets.

We have begun and will continue to implement measures to address the above material weakness. For details of these remedial measures, see “Item 15. Controls and Procedures—Remediation of the Material Weakness in Internal Control.” However, the implementation of those measures may not fully remediate the material weakness in a timely manner. In the future, we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We may employ aggressive pricing strategies to stay competitive, which can lead to a price reduction of our products and material adverse effect on our results of operations.

We operate in highly competitive industries for mining products, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on mining, but also new entrants that include well- established players in the semiconductor industry, or players who have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do.

Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of mining products in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

Our corporate actions are significantly influenced by our co-founders, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes at general meetings of our shareholders. As of the date of this annual report, our co-founders Mr. Qiang Ding and Mr. Chaohua Sheng, beneficially owned 100% of our issued and outstanding Class B ordinary shares, representing approximately 91.85% of the aggregate voting power of our issued and outstanding share capital. The interests of our co-founders may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association, which had become effective after our initial public offering, may, among other things, discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our co-founders. As a result of the foregoing, the value of your investment could be materially reduced.

We will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of Nasdaq because Mr. Qiang Ding, one of our co-founders, the chairman of the board of directors and chief executive officer, held more than 50% of the aggregate voting power of our total issued and outstanding share capital. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including exemptions from the rule that a nomination and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may engage in acquisitions or strategic alliances that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

Although we have not engaged in major equity acquisitions or strategic alliances with other companies in the past, we may look for such potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

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

As a foreign-invested enterprise in the PRC in IC design industry, according to Announcement on Corporate Income Tax Policies for Promoting High-quality Development of the Integrated Circuit and Software Industries issued by the Ministry of Finance and other relevant authorities on December 11, 2020, our PRC subsidiary Shanghai Intchains qualifies for preferential tax treatment which allows it to enjoy a 5-year tax holiday which exempts it from paying EIT for the first two years and allows it to pay EIT at half of the statutory rate for the following three years beginning from 2021 after utilizing all prior years’ tax losses. Shanghai Intchains had fully utilized its tax losses in 2021. When the benefits we currently receive under this preferential tax treatment expire in the future and if we do not receive any new and comparable preferential tax treatment, our financial condition and results of operations may be materially and adversely affected. In addition, we received tax refund of VAT, EIT and personal income tax from local government at certain percentages according to agreements entered annually since 2019. We cannot assure you that we will continue to qualify for these tax abatements or refunds in the future, or that the policies providing for them will remain in effect.

Shanghai Intchains was certified as a High and New Technology Enterprise in Shanghai, and therefore has been entitled to an EIT rate of 15.0% for a period of three years starting from 2019, which was renewed in 2022 for another three years. Under the PRC Enterprise Income Tax Law, or the EIT Law, and its relevant regulations, PRC companies are typically subject to an income tax rate of 25% under the EIT Law. Meanwhile, we shall, in accordance with the requirements of the tax authority and other relevant authorities, retain and submit our financial statements together with details of our research and development activities and other technological innovation activities for future reference to enjoy the preferential tax treatment. As advised by Jingtian & Gongcheng, our PRC legal adviser, if we fail to provide materials retained for future reference, we will not be entitled to enjoy the preferential tax treatment, as well as other benefits conferred under the accreditations.

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

We face risks related to natural disasters, health epidemics or pandemics, and other outbreaks.

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

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB and Signature Bank. would have access to all of their funds, including funds held in uninsured deposit accounts, after only one business day of closure. More recently, in April 2024, New York Community Bancorp faced significant challenges following its acquisition of Signature Bank assets, suffering substantial losses and received a $1.05 billion capital injection from investors. In the same month in 2024, Republic First Bank was closed by the Pennsylvania Department of Banking and Securities, with Fulton Bank acquiring its deposits and certain assets. These events demonstrate ongoing vulnerabilities in certain segments of the banking sector that could potentially impact financial markets more broadly.

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

Some of our operating subsidiaries has a limited operating history, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, none of them has generated significant revenues.

Some of our operating subsidiaries were recently formed to explore the global markets for our products. Their limited operating history makes it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our ADSs should consider the business and prospects of our subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies.

Risks Related to Our ETH Accumulation Strategy

Our ETH accumulation strategy exposes us to various risks

Since the first quarter of 2024, we have been implementing an ETH accumulation strategy to expand our investments in cryptocurrencies, with ETH serving as our primary long-term asset reserve. Our ETH acquisition strategy exposes us to various risks associated with ETH, including the following:

ETH is a highly volatile asset. ETH is a highly volatile asset that has traded between approximately $2,200 per ETH and $4,200 per ETH on the Coinbase in 2024. The trading price of ETH fluctuated significantly during prior periods, and such fluctuations may occur again in the future. For more details, please refer to the Risk Factor titled “ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs”

ETH does not pay interest or dividends. ETH does not pay interest or other returns, and we can only generate cash from our ETH holdings if we sell our ETH or implement strategies to create income streams or otherwise generate cash by using our ETH holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our ETH holdings, and any such strategies may subject us to additional risks.

Our ETH holdings significantly impact our financial results and the market price of our ADSs. Our ETH holdings have significantly affected our financial results and if we continue to increase our overall holdings of ETH in the future, they will have an even greater impact on our financial results and the market price of our ADSs.

Our ETH accumulation strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our ETH accumulation strategy. This strategy has not been tested over an extended period of time or under different market conditions. Some investors and other market participants may disagree with our ETH accumulation strategy or actions we undertake to implement it. If ETH prices were to decrease or our ETH accumulation strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our ADSs would be materially adversely impacted.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of ETH. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our ETH, nor have such events adversely impacted our access to our ETH, they have, in the short-term, likely negatively impacted the adoption rate and use of ETH. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of ETH, limit the availability to us of financing collateralized by ETH, or create or expose additional counterparty risks.

Changes in our ownership of ETH could have accounting, regulatory and other impacts. While we currently own ETH directly and through our wholly owned subsidiaries, we may investigate other potential approaches to owning ETH, including indirect ownership (for example, through ownership interests in a fund that owns ETH). If we were to own all or a portion of our ETH in a different manner, the accounting treatment for our ETH, our ability to use our ETH as collateral for additional borrowings, and the regulatory requirements to which we are subject, may correspondingly change.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs

ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs. Our financial results and the market price of our ADSs would be adversely affected, and our business and financial condition would be negatively impacted, if the price of ETH decreased substantially, including as a result of:

•	decreased user and investor confidence in ETH, including due to the various factors described herein;

•

investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of ETH by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for ETH or spot ETPs;

•

negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, ETH or the broader digital assets industry, for example, (i) public perception that ETH can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the crypto ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of ETH and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the ETH mining process;

•	changes in consumer preferences and the perceived value or prospects of ETH;

•

competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

•

a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for ETH purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of ETH or adversely affect investor confidence in digital assets generally;

•

disruptions, failures, unavailability, or interruptions in service of trading venues for ETH, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the recent SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action;

•

the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants;

•

regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of ETH, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

•	transaction congestion and fees associated with processing transactions on the ETH network;

•	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

•

developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the ETH blockchain becoming insecure or ineffective; and

•

changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

ETH and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty

ETH and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of ETH.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of ETH or the ability of individuals or institutions such as us to own or transfer ETH.

It is not possible to predict whether, or when, the Congress will grant additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and ETH specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of ETH and in turn adversely affect the market price of our ADSs.

Moreover, the risks of engaging in an ETH accumulation strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of ETH in particular, may also impact the price of ETH and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of ETH may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to ETH, institutional demand for ETH as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for ETH as a means of payment, and the availability and popularity of alternatives to ETH. Even if growth in ETH adoption occurs in the near or medium-term, there is no assurance that ETH usage will continue to grow over the long-term.

Because ETH has no physical existence beyond the record of transactions on the ETH blockchain, a variety of technical factors related to the ETH blockchain could impact the price of ETH. For example, malicious attacks by validators, inadequate staking and gas fee mechanisms to incentivize validation of ETH transactions, hard “forks” of the ETH blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the ETH blockchain and negatively affect the price of ETH.

The liquidity of ETH may also be reduced and damage to the public perception of ETH may occur, if financial institutions were to deny or limit banking services to businesses that hold ETH, provide ETH-related services or accept ETH as payment, which could also decrease the price of ETH. Recent actions by U.S. banking regulators have reduced the ability of ETH-related services provides to access to banking services, including (i) the issuance of the February 23, 2023 “Interagency Liquidity Risk Statement” by the Federal banking agencies cautioning banks on contagion risks posed by providing services to digital assets customers, (ii) the Federal Reserve Board’s denial of Custodia Bank’s application of a Federal Reserve account, and (iii) the inclusion of crypto-related divestiture conditions in recent merger transaction approvals. Additionally, in August 2023, the Federal Reserve established a Novel Activities Supervision Program to enhance the supervision of novel activities conducted by banking organizations supervised by the Federal Reserve. The program will focus on novel activities related to crypto-assets, distributed ledger technology, and complex, technology-driven partnerships with nonbanks to deliver financial services to customers. Liquidity of ETH may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for ETH and other digital assets.

Our ETH accumulation strategy subjects us to enhanced regulatory oversight

There has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. If we are found to have purchased any of our ETH from bad actors that have used ETH to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in ETH by us may be restricted or prohibited.

Additional laws, guidance and policies may be issued by regulators in the United States and overseas countries and regions following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. While the financial and regulatory fallout from FTX’s collapse did not directly impact our business, financial condition or corporate assets, the FTX collapse may have increased regulatory focus on the digital assets industry. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting ETH, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in ETH. In addition, private actors that are wary of ETH or the regulatory concerns associated with bitcoin may in the future take further actions that may have an adverse effect on our business or the market price of our ADSs.

Due to the unregulated nature and lack of transparency surrounding the operations of many ETH trading venues, ETH trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in ETH trading venues and adversely affect the value of our ETH

ETH trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many ETH trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in ETH trading venues, including prominent exchanges that handle a significant volume of ETH trading and/or are subject to regulatory oversight, in the event one or more ETH trading venues cease or pause for a prolonged period the trading of ETH or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

The SEC alleged as part of its June 5, 2023, complaint that Binance Holdings Ltd. committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. Such reports and allegations may indicate that the ETH market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the ETH market than is commonly understood. Any actual or perceived false trading in the ETH market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our ETH. Negative perception, a lack of stability in the broader ETH markets and the closure, temporary shutdown or operational disruption of ETH trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the ETH ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in ETH and the broader ETH ecosystem and greater volatility in the price of ETH.

The concentration of our ETH holdings enhances the risks inherent in our ETH accumulation strategy

As of April 14, 2025, we held an aggregate of approximately 7,025 ETH, acquired at an aggregate purchase price of approximately RMB144.9 million (US$19.8 million) and we may opt to purchase additional ETH and increase our overall holdings of ETH in the future. The concentration of our ETH holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our ETH accumulation strategy. Any future significant declines in the price of ETH would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of ETH and adversely affect our business

As a result of our ETH accumulation strategy, the majority of our digital assets are concentrated in our ETH holdings. Accordingly, the emergence or growth of digital assets other than ETH may have a material adverse effect on our financial condition. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that may be perceived as superior and could gain market share relative to ETH.

Other alternative digital assets that compete with ETH in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to ETH and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, ETH and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of ETH to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our ETH holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents

Historically, the ETH markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network.

During times of market instability, we may not be able to sell our ETH at favorable prices or at all. As a result, our ETH holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered ETH or otherwise generate funds using our ETH holdings, including in particular during times of market instability or when the price of ETH has declined significantly. If we are unable to sell our ETH, enter into additional capital raising transactions using ETH as collateral, or otherwise generate funds using our ETH holdings, or if we are forced to sell our ETH at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our ETH, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our ETH and our financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to our ETH. ETH and other blockchain-based cryptocurrencies and the entities that provide services to participants in the ETH ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

•	a partial or total loss of our ETH in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our ETH;

•	harm to our reputation and brand;

•	improper disclosure of data and violations of applicable data privacy and other laws; or

•	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader ETH blockchain ecosystem or in the use of the ETH network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to ETH, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties may attempt, to gain access to our systems and facilities, as well as those of our third-party service providers, through various means, such as hacking, social engineering, phishing and fraud.

Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the ETH industry, including third-party services on which we rely, could materially and adversely affect our business

We face risks relating to the loss or destruction of private keys required to access our ETH and cyberattacks or other data loss relating to our ETH

We face risks relating to the custody of our ETH, including potential vulnerabilities associated with third-party exchange services. We hold all of our ETH in Coinbase Exchange accounts, where Coinbase, not us, controls the private keys to these assets. This arrangement is similar to traditional securities brokerage accounts, where the exchange maintains custody and control of the assets. These exchange accounts are not covered by Service Organization Control (SOC) reports, which means they lack the third-party verification and controls validation that SOC reports typically provide for qualified custodial services. Unlike some companies that diversify their cryptocurrency holdings across multiple platforms or use specialized crypto custodians, our current practice concentrates all of our ETH holdings with a single exchange. This concentration creates heightened risk, as any operational, financial, or security issue affecting Coinbase could potentially impact our entire ETH holdings. If Coinbase were to experience service disruptions, security breaches, regulatory challenges, or insolvency proceedings, we could face significant difficulties accessing or recovering our ETH. In light of the increasing amount of ETH we hold, we continually seek to evaluate additional custody solutions to achieve a greater degree of diversification as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custody solutions that we believe can safely secure our ETH, we may need to enter into agreements that are less favorable than our current arrangements or take other measures to custody our ETH, and our ability to seek a greater degree of diversification would be materially adversely affected.

Our use of an exchange also exposes us to the risk that the ETH Coinbase holds on our behalf could be subject to insolvency proceedings where we could be treated as a general unsecured creditor, potentially inhibiting our ability to exercise ownership rights with respect to our ETH. Any loss associated with such insolvency proceedings would likely exceed any available insurance coverage related to our ETH.

By holding our ETH on a centralized exchange rather than in self-custodial wallets, we do not directly control the private keys necessary to authorize transactions on the Ethereum blockchain. Instead, we rely completely on Coinbase’s security protocols, operational integrity, and financial stability. Should Coinbase suffer a security breach, operational failure, or face bankruptcy, we could lose access to or ownership of our ETH holdings with limited or no recourse for recovery. If regulatory developments or enforcement actions cause Coinbase to discontinue or limit its services, we may need to quickly identify alternative custody solutions or establish self-custody measures, which could expose us to additional security risks, operational complications, and potential transaction costs or losses during any transition period.

Regulatory changes reclassifying ETH as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of ETH and the market price of our ADSs.

Our assets are increasingly concentrated in our ETH holdings. While the SEC has not made a definitive determination regarding ETH’s status as a security, the transition to proof-of-stake consensus in 2022 has created additional regulatory uncertainty. A determination by the SEC that ETH constitutes a security for purposes of federal securities laws could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls. Such classification could have a material adverse effect on our ability to execute on our ETH strategy and our business operations, and may also require us to substantially change the manner in which we conduct our business.

In addition, if ETH is determined to constitute a security for purposes of federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of ETH and in turn adversely affect the market price of our listed securities. Moreover, ETH’s status as the blockchain on which numerous other tokens and decentralized applications operate means that regulatory actions against ETH could have cascading effects throughout the broader cryptocurrency ecosystem, potentially magnifying the negative impact on ETH’s value and consequently the value of our holdings.

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

Escalating international trade tensions, particularly between the U.S. and China, may significantly impact our manufacturing operations, supply chain, and financial performance.

Political events, international trade disputes, and other disruptions to international commerce could harm the global economy and adversely affect our business, customers, suppliers, and other business partners. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China and other regions, as well as the potential for additional protectionist measures, may impact our operations.

The U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. As of the date of this annual report, following recent increases in U.S. tariffs on Chinese imports, while most of our products have been temporarily exempted, certain exports to the U.S. remain subject to an aggregate 125% tariff. For the year ended December 31, 2024, customers in the U.S. accounted for approximately 12.4% of our total revenue. These actions have also resulted in retaliatory measures against goods from the United States.

While our altcoin mining products are manufactured in mainland China, our ASIC chips are primarily procured from the Foundry Partner which has manufacturing facilities in the United States. As of the date of this annual report, China has imposed an aggregate 125% tariff on all U.S. goods, which impacts our cost structure for essential components, as some of our ASIC chips, sourced from the United States since 2024, are manufactured in facilities located in the United States and are subject to the tariff when imported into China. Any further escalation in U.S. tariffs or trade restrictions, particularly those affecting Chinese imports, or any further escalation in Chinese tariffs on U.S. goods, could result in higher costs, reduced profitability, or supply chain disruptions for us. We may also be required to increase prices to our customers, particularly those in the United States, which may reduce demand, or if we are unable to increase prices, we may experience lower margins on our products, and our revenue may decline as a result.

Moreover, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage customer confidence and decision-making, leading to a material adverse effect on our business. Such uncertainty may also limit our access to new business opportunities, negatively impacting our operations. Additionally, current and potential future actions by the U.S. or the PRC that affect trade relations could contribute to global economic instability, which may harm our markets, our business, or our financial performance. The financial condition of our customers could also be adversely affected by trade-related disruptions, and we cannot predict the extent or form of future actions or escalations.

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

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to China, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China and issuing statements indicating enhanced review of companies with significant China-based operations. On October 7, 2022, the Bureau of Industry and Security (“BIS”) under the Commerce Department of the U.S. issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductor products (the “Rule”). Although the Rule is intended to restrict China’s ability to purchase and manufacture certain high-end chips used in military applications, it may result in negative impact on companies that provide advanced computing chips, products containing such chips, or items related to supercomputers and semiconductors to customers based in China. The Rule sets forth the following restrictions, among others, (i) adding certain advanced and high-performance computing chips and computer products that contain such chips to the Commerce Control List of BIS (“CCL”); (ii) adding new license requirements for items destined for an end use relating to supercomputer or semiconductor development or production in China; (iii) adding certain semiconductor manufacturing equipment and related items to the CCL; and (iv) adding new license requirements for items intended for any semiconductor fabrication facility in China that fabricates ICs meeting specified criteria. We provided integrated solutions of high-performance computing mining products. While it does not appear that the Rule is directly applicable to us, we cannot assure you that regulatory authorities will not reach a different conclusion. Should our products be deemed to come within the purview of the Rule, our business, financial condition and results of operations may be materially and adversely affected.

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

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

We are headquartered in China and export our products globally, and derive sales from sales of our products to customers globally. Changes and potential changes to trade policies, tariffs, export controls, economic sanctions, and supply chain restrictions in or affecting the jurisdictions in which we operate and to which we sell our products, or the perception that these changes or potential changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.

In recent years, the U.S. government has imposed various restrictions on both inbound and outbound trade and investment with China. Such measures have imposed significant increases in tariff rates on goods imported into the United States, and restrictions on the export of certain products, software, and technology. In particular, the U.S. implemented export controls focused on the semiconductor and advanced computing industries. These restrictions may impact our operations, in particular, with regard to the development and manufacturing of current and new products. On October 28, 2024, the Office of Investment Security of the U.S. Department of the Treasury issued a final rule to implement President Biden’s August 2023 Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern. This executive order provided for the establishment of a new and targeted national security regulatory framework directed at controlling outbound investment from the United States in certain sensitive industry sectors in mainland China, Hong Kong and Macau. This rule has become effective on January 2, 2025, or the Outbound Investment Rule.

As implemented by the Outbound Investment Rule, the new framework imposes notification requirements and prohibitions on specified investments by U.S. persons in the semiconductor and microelectronics sector, quantum information technologies, and artificial intelligence systems. Within the semiconductor and microelectronics sector, prohibited investments will include certain covered investments in electronic design automation software; certain fabrication and advanced packaging tools; the design, fabrication, or packaging of certain advanced integrated circuits, and supercomputers. Notifiable investments will include any covered investments related to the design, fabrication, or packaging of integrated circuits not otherwise covered by the prohibition. Persons from countries of concern engaged the development of the foregoing technologies are defined as “Covered Foreign Persons,” and certain investments by U.S. persons in Covered Foreign Persons are subject to the Outbound Investment Rule, including acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund related to Covered Foreign Persons. Once the Outbound Investment Rule becomes effective, we may be deemed a Covered Foreign Person because we are engaged in the design of integrated circuits. Even though U.S. persons’ acquisitions of certain publicly traded securities (such as our ADSs) will be exempted from the notification requirements and prohibitions under the Outbound Investment Rule, the Outbound Investment Rule may still limit our ability to raise additional capital from U.S. investors, which could increase our cost of capital or prevent us from raising sufficient capital when needed, negatively impacting our business, financial condition and prospects.

There remain uncertainties regarding interpretation and implementation of Overseas Listing Trial Measures.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by the issuer’s domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

According to the Overseas Listing Trial Measures, subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. The Company shall file with the CSRC within 3 working days after the offering is completed, and submit a report on the status of this offering to the CSRC after completion of all tranches of the issuance.

As there is uncertainty with respect to the filing requirements and implementation, we cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to the repatriation of the proceeds from future capital raising activities into China, restrictions on or delays to our future offering of securities, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

There remain uncertainties regarding interpretation and implementation of Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises.

On February 24, 2023, CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Provisions”), which became effective on March 31, 2023 together with Overseas Listing Trial Measures. According to the Provisions, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Further, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will cause adverse impact on national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Opinions remain unclear on how they will be interpreted and implemented by relevant PRC governmental authorities. While we have implemented policies and procedures with the intent to comply with the Provisions, we cannot ensure that we will be able to fully comply with the future interpretations and implementations of the Provisions. Domestic companies that fail to comply with the requirements under the Provisions in the course of their indirect overseas issuance and listing may be held legally liable by competent authorities or become subject to criminal penalties.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18, 2020. The HFCAA, as subsequently amended, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our ADSs from being traded on a national

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA, including that the SEC will identify an issuer as a “Commission-identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB inspections team has also completed fieldwork for 2023, with the complete access required under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report of Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards.

As of the date of this annual report, we have not been and do not expect to be identified by the SEC under the HFCAA. However, if our auditor cannot be inspected by the PCAOB in the future, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs will be delisted from the Nasdaq Stock Market, and our shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. If our ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our ADSs will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. Furthermore, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition.

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

We are not a Chinese operating company but a Cayman Islands holding company. Substantially all of our assets are located outside of the United States. In addition, except for Dr. Weiping Ma, our current directors and executive officers, including Mr. Qiang Ding, Mr. Chaohua Sheng, Mr. Conway Kong-Wai Lee, Mr. Qingyang Gu, and Mr. Chaowei Yan, are nationals and residents of countries other than the United States. Substantially all or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to make capital contributions into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our financial position.

Under several regulations promulgated by SAFE, PRC residents and PRC corporate entities are required to register with and obtain approval from local branches of SAFE or designated qualified foreign exchange banks in mainland China in connection with their direct or indirect offshore investment activities. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of SAFE, with respect to any material change involving that offshore company, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to all direct and indirect shareholders and beneficial owners of our company who are PRC residents, or PRC-Resident Shareholders, and may apply to any offshore acquisitions that we make in the future. To the best of our knowledge, as of the date of this annual report, certain of our principal shareholders who are required to complete the foreign exchange registration under SAFE Circular 37 have not yet completed such registration. We cannot assure you that these shareholders will complete the necessary registration in a timely manner, or at all, or that there will not be any material adverse impact on our business operations or financial condition as a result of such non-compliance. In addition, we may not at all times be fully aware or informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot assure you that all of our shareholders and beneficial owners who are PRC residents will comply with these foreign exchange regulations.

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

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and reported to with the Ministry of Commerce or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in mainland China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that RMB capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our foreign capital raisings to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, our co-founders, namely, Mr. Qiang Ding and Mr. Chaohua Sheng, beneficially owned all of our issued Class B ordinary shares, representing 53.3% of our total issued and outstanding share capital as of December 31, 2024 and they will be able to exercise 91.9% of the total voting power of our issued and outstanding share capital as of the same date. You will experience further dilution to the extent that additional Class B ordinary shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may follow the home country practice for certain corporate governance practices which may differ from the requirements of the Nasdaq. If we choose to follow the home country practice, our shareholders may be afforded fewer protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

A material portion of our revenue and substantially all of our costs are denominated in RMB. We are a holding company and we primarily rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially and adversely affect our results of operations and financial position reported in RMB when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that apply to U.S. domestic issuers, including, among others:

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we opt to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including, among others:

•	a nomination and corporate governance committee composed entirely of independent directors;

•	a compensation committee composed entirely of independent directors;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

•	the requirement to hold an annual general meeting of shareholders;

•	have regularly scheduled executive sessions with only independent directors; or

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

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2021. In June 2021, Intchains Group Limited was incorporated in the Cayman Islands as our offshore holding company. Shortly after its incorporation, Intchains Group Limited incorporated a wholly-owned subsidiary in the British Virgin Islands, or BVI, namely, Intchains Investment (BVI) Limited, or Intchains BVI. In October 2021, Intchains Global Limited, or Intchains Global, was incorporated in the BVI as a wholly-owned subsidiary of Intchains Group Limited. In February 2022, Intchains Global acquired 100% equity interest in Intchains Pte. Ltd., a private limited company incorporated in Singapore, for the purpose of holding our planned business in Singapore. Following the incorporation of Intchains BVI, Intchains Technology (Hongkong) Limited, or Intchains HK, was incorporated in Hong Kong in July 2021 as a wholly-owned subsidiary of Intchains BVI. In September 2021, Intchains HK established Jerryken Intelligent Technology (Shanghai) Co., Ltd., or WFOE, as a wholly foreign owned entity in the PRC. In October 2021, Golden Stone Hong Kong Holding Limited, a then independent third party which is wholly owned by Mr. Zhaoyang Ma who is a principal shareholder, acquired 1% equity interest in Shanghai Intchains, upon completion of which, Shanghai Intchains became a sino-foreign equity joint venture. WFOE acquired approximately 82.49% equity interest in Shanghai Intchains in November 2021 and further acquired the remaining 17.51% equity interest in Shanghai Intchains in December 2021, and Intchains Group Limited became the ultimate holding company of our operating subsidiaries. On July 8, 2022, we subdivided our authorized share capital from US$50,000 divided into US$0.0001 par value each to US$50,000 divided into US$0.000001 par value each. In May 2023, Intchains Capital Limited was incorporated in the Cayman Islands as a wholly-owned subsidiary of Intchains Group Limited. On May 28, 2024, Shanghai Dongyuanwei Information Technology Co., Ltd. was incorporated in Shanghai, the PRC, as a wholly-owned subsidiary of Jerryken Shanghai. On May 31, 2024, Intchains (Malaysia) Sdn. Bhd. was incorporated in Malaysia as a wholly-owned subsidiary of Intchains Pte. Ltd.

Corporate Information

We are a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. Our principal executive offices are located at Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China, and our telephone number is +86 021 5896 1080. Our primary website address is http://www.intchains.com. The information on our websites do not form a part of this annual report. In March, 2023, we completed our initial public offering on the Nasdaq Capital Market. In the offering, 1,114,516 ADSs, representing 2,229,032 Class A ordinary shares, were issued and sold to the public at a price of US$8.00 per ADS, after underwriter exercised over-allotment option to purchase additional ADSs. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We are an innovative altcoins development company that primarily engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies and the active development of innovative Web3 applications.

Our product offering underwent a strategic transition starting from the third quarter of 2023, we gradually adjusted our product offerings to focus on selling altcoin mining machines that incorporate our high-performance ASIC chips, rather than offering both integrated machines and standalone ASIC chips as we did in 2022 and most of 2023. By June 2024, we had fully discontinued the sale of standalone ASIC chips, with our revenue now generated entirely from altcoin mining machines that integrate our ASIC chips. Our products collectively cater to the evolving needs of the blockchain industry.

Following our global business development strategy, we have been continuously expanding our overseas presence in 2024. In February 2024, we acquired certain assets related to the Goldshell WEB3 infrastructure brand, aiming to enter the downstream production and sales sector for altcoin mining machines, as well as other WEB3 infrastructure-related hardware and software products. Subsequently, we launched our Goldshell-branded altcoin mining machines targeting overseas markets in early March 2024. As a result, we began generating revenue from customers in overseas countries and regions, primarily in Hong Kong and the United States. For the year ended December 31, 2024, our overseas revenue accounted for 54.5% of our total revenue.

We continued to leverage our technological expertise in ASIC chip design through our proprietary “Xihe” Platform, which has enabled us to successfully complete tape-outs for six ASIC chips since 2024, providing us with the technological foundation needed to develop altcoin mining products for our customers. Since 2024, we have introduced 13 series of altcoin mining machines, marketed primarily under our “Goldshell” brand, with 23 distinctive models designed for mining cryptocurrencies that we consider to be promising such as Dogecoin, Alphium, Kaspa and Aleo. These altcoin mining machines are optimized for performance and energy efficiency, providing our customers with effective mining capabilities for these selected altcoins.

In addition, since the first quarter of 2024, we have been implementing a pivotal Ethereum accumulation strategy to expand our investments in cryptocurrencies, with ETH-based cryptocurrencies serving as our primary long-term asset reserve. We believe that this initiative will fully unlock the value of our capital while enhancing our competitiveness and advancing our role in the development of the WEB3 industry, thereby driving sustainable growth for both the Company and the industry. As of April 14, 2025, we held an aggregate of approximately 7,025 ETH, acquired at an aggregate purchase price of approximately RMB144.9 million (US$19.8 million) and an average purchase price of approximately RMB20,628 (US$2,826) per ETH, inclusive of fees and expenses.

As part of our blockchain application expansion efforts, we launched two initiatives since the second half of 2024, including Goldshell Pay, a payment solution for merchants and Goldshell Wallet, an air-gapped security wallet. Both projects are currently in the trial stages and are not expected to contribute materially to our profits in the near future. However, we believe they represent an important step toward becoming a company with a stable application development pipeline and the ability to navigate across the crypto cycle.

Our Products

We primarily offer high-performance mining products including altcoin mining machines incorporating our ASIC chips that have high computing power and superior power efficiency, ASIC chips and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. As a part of our product offering transition, we ceased offering ASIC chips to our customers as standalone products in the second half of 2024. We utilize a fabless business model to produce ASIC chips, which are the most important components in our altcoin mining products, and we specialize in the front-end and back-end of IC design, which are the major components of the IC product development chain. See forth below is a diagram illustrating the general process of our ASIC chip design and production:

Our Altcoin mining products

We focus on the design of ASIC chips for blockchain applications, engaging in both the front-end and back-end of ASIC chip design, which represent the major links in the product development chain. Our ASIC chip design expertise serves as the foundation for our comprehensive altcoin mining product offerings.

Drawing upon our extensive knowledge of the cryptocurrency industry and strong technological expertise in ASIC chip design, we expanded our product offerings in the fourth quarter of 2023 to include complete altcoin mining machines incorporating our ASIC chips. Throughout 2024, we have gradually shifted our focus toward offering these integrated mining machines rather than standalone ASIC chips. While we continued to offer standalone ASIC chips for various alternative cryptocurrencies during the first half of 2024, we ceased this offering by June 2024.

Our ASIC chips are designed for a number of popular alternative cryptocurrencies other than Bitcoin, including Litecoin, Dogecoin (“Doge”), Aleo, Kaspa (“KAS”), Alephium (“ALPH”), among others. As the cryptographic algorithms involved for mining different types of cryptocurrencies vary, we have developed various unique ASIC chip designs to power our mining hardware. These ASIC chips remain the most important component in our altcoin mining products.

In order to maintain our competitive advantage, we continually iterate our ASIC chip design to optimize computing power and power efficiency. The following table sets forth a summary of the status of the development of our ASIC chips.

Algorithm	Chip Model	Tape Out	Status
Blake2b	ICT580	June 2019	Near the end of the product cycle
Blake2bsha3	ICC590	May 2020	Near the end of the product cycle
Blake2s	ICA586	October 2020	Near the end of the product cycle
Blake2s	ICA585	December 2021	In mass production
Blake3	IEN618	February 2024	In mass production
Eaglesong	ICA588	October 2020	Near the end of the product cycle
Sha512MD160	ICA589	October 2020	Near the end of the product cycle
Scrypt	ICT560	June 2019	Near the end of the product cycle
Scrypt	IAA561	May 2021	Near the end of the product cycle
Scrypt	IEN610	February 2024	In mass production
Scrypt	IEU650	April 2025	Tape out completed
kHeavyHash	IEN617	February 2024	In mass production
Confidential Algorithm	ICC551/552/553	March 2022	In mass production
zkSNARK	ION575/577	December 2024	In mass production
Confidential Algorithm	SR3050	November 2024	Tape out completed

The following table sets forth certain specifications of the primary series of altcoin mining machines we have launched since 2024 or are planning to launch as of the date of this annual report:

Series	Types of Altcoin Mined	Primary ASIC Embedded	Computing Power	Energy Consumption	Status
			(±5%)	(±5%)
AE BOX series	ALEO	ION575/ION577	37~54 Mh/s	9.73~10.45J/Mh	Launched in the first quarter of 2025
E-AE1M series	ALEO	ION575	230Mh/s	8.70J/Mh	Launched in the first quarter of 2025
Byte series	ALEO	ION575	5.5MH/s	11.82J/MH	Launched in the first quarter of 2025
	LTC & DOGE	IEN610	80MH/s	0.81J/MH
AE MAX series	ALEO	ION575/ION577	305.6Mh/s	9.67J/Mh	Plan to launch in the second quarter of 2025
AL BOX series	ALPH	IEN618	0.36~1.25TH/s	0.48~0.5J/TH	Launched in the second quarter of 2024
AL MAX series	ALPH	IEN618	8.3TH/s	403 J/TH	Launched in the third quarter of 2024
E-AL1M series	ALPH	IEN618	3.0~4.4TH/s	367~409 J/TH	Launched in the second quarter of 2024
KA BOX series	KAS	IEN617	1.18~1.6TH/s	339~375 J/TH	Launched in the third quarter of 2024
KA MAX series	KAS	IEN617	11.5 Th/s	295.65 J/Th	Launched in the third quarter of 2024
E-KA1M series	KAS	IEN617	3.8~5.5TH/s	289~327 J/TH	Launched in the third quarter of 2024
MINI DOGE III series	LTC & DOGE & BELLS	IEN610	620~810Mh/s	0.49~0.62 J/Mh	Launched in the first quarter of 2024
E-DG1M series	LTC & DOGE & BELLS	IEN610	2500~3400 Mh/s	0.42~0.53 J/Mh	Launched in the fourth quarter of 2024
DG MAX series	LTC & DOGE & BELLS	IEN610	6500Mh/s	0.53J/Mh	Launched in the fourth quarter of 2024

We price our altcoin mining machines in consideration of the market price of cryptocurrencies, prices of our competitors’ products, expected economic return of cryptocurrency mining, product types and demand for mining hardware. Additionally, we have adopted a floating pricing mechanism, consistent with industry practice. We normally set an initial price for our product at launch and adjust the price as market conditions evolve. When the market price of a cryptocurrency fluctuates, we will adjust the price of our products accordingly.

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

Our altcoin mining machines are built using our proprietary product solutions and integrates our in-house designed ASIC chips. To ensure efficient assembly and production, we have partnered with two contract manufacturers based in the PRC to assemble our altcoin mining machines.

Our “Xihe” Platform

We have built a proprietary technology platform named “Xihe” Platform, which allows us to develop a wide range of ASIC chips with high efficiency and scalability. The platform integrates our self-developed blockchain PoW algorithms and related cryptographic algorithms, as well as our systematic data analysis process. Since our inception, we have developed different hardware models and several innovative systems under the “Xihe” Platform that are dedicated to the research and development of chips, including a factory production test system, an after-sales data system, a computing server system and a batch management system.

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

Sales and Marketing

For our altcoin mining products, customers primarily evaluate technical performance specifications when selecting suppliers. Our sales and marketing strategy recognizes this technical focus, as customers typically engage with us through professional channels based on our products’ published specifications. Industry-specific third-party websites regularly publish rankings of altcoin mining products based on performance criteria, and many customers connect with us through these platforms.

Our sales and marketing personnel communicate directly with potential customers to understand their specific needs and product requirements, allowing us to recommend suitable products from our portfolio. We maintain our own web presence, including websites under the Goldshell brand, which we update periodically with current product information and specifications. To enhance brand awareness and market visibility, we maintain an active presence on various social media platforms, including X (formerly known as Twitter) and WeChat, where we share market insights, promote our products, and engage with the cryptocurrency mining community.

Our Customer Base

The customer base for our altcoin mining products primarily comprised PRC-based distributors in 2022 and 2023, expanding to include overseas individual and corporate buyers from March 2024 when we began offering Goldshell-branded altcoin mining machines. While substantially all of our customers were in China during 2022 and 2023, in 2024 we diversified geographically with approximately 54.5% of revenue generated from mainland China and the remainder from overseas markets including the United States and Hong Kong. We anticipate the proportion of revenue from overseas markets to increase substantially going forward.

For the year ended December 31, 2024, we had three customers each contributing more than 10% of our revenue, accounting for 31.2%, 19.6% and 10.2%, respectively. We believe that even if relationships with our main customers were to be impaired or terminated, we could effectively redirect sales to other customers, as demand for our products is driven primarily by performance metrics and cryptocurrency market conditions rather than customer-specific factors.

Our payment terms typically require either full prepayment or partial prepayment with the balance due after product delivery. We conduct credit evaluations for key customers but generally do not require collateral. An allowance for doubtful accounts is established based on receivable age and customer-specific credit risk factors. For the year ended December 31, 2024, substantially all of our customers paid the full purchase price before product delivery. While we historically operated primarily on a transactional basis with one-off sales or individual purchase orders, in 2024 we began entering into strategic agreements with certain customers. Under these agreements, the customers provide advance deposits to us that can be applied toward future purchases, while subsequent purchases by these customers are carried out through individual purchase orders. We place no restrictions on product resale by our customers.

Research and Development

We consider our research and development capability to be key to the development of our business. We engage in ongoing research and development activities to meet the technological requirements of customers and maintain our cutting-edge technological capabilities. As of December 31, 2024, our research and development team comprised a total of 91 employees, or approximately 68.4% of our total number of employees. Our research and development expenses were RMB109.4 million (US$15.0 million) for the year ended December 31, 2024.

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

Production

Our Fabless Model

We do not directly manufacture ASIC chips. Instead, we adopt a fabless model, whereby we conduct front-end and back-end designs of our ASIC chips, which are then manufactured, packaged and tested and assembled by world-class wafer foundry and OSAT (outsourced semiconductor assembly and test) partners that we cooperate with. Under the fabless model, we are able to leverage the expertise of industry leaders in areas such as fabrication, quality control and reliability, testing and packaging. In addition, the fabless model allows us to avoid many of the significant costs and risks associated with owning and operating various fabrication and packaging and testing facilities. Our fabrication partner is responsible for procurement of the majority of the raw materials used in the production of our ASIC chips. As a result, we can focus our resources on research and development, product design and additional quality assurances.

Wafer Fabrication

We work with our foundry partners, including the Foundry Partner, one of the world’s leading semiconductor foundries, which is also our primary wafer fabrication partner, to produce wafers for our ASIC chips. We place orders to the foundry partners according to our business needs. After we place our orders, and once our foundry partners accept our orders, we are required to prepay in full in order to secure production capacity from them. It takes an average of approximately four months from the time when we place our order to the delivery of wafers. We started our cooperation with the Foundry Partner in 2018, and we do not maintain any long-term contract or framework agreement. While we continue to seek opportunities to improve our supply chain, we face concentration risks, as we currently depend on a limited number of suppliers for our wafers.

Packaging and Testing

After the wafers are manufactured, they are shipped to OSAT partners for packaging into ASIC chips, which are then tested to ensure the required quality assurance procedures are all met.

We typically provide rolling forecasts and firm orders for our packaging and testing partners to purchase necessary materials, and settle with our packaging and testing partners on a monthly basis and we are required to pay them within 30 days upon receipt of invoices.

Mining Machine Assembly

We outsource the assembly of our mining machines to third-party contract manufacturers in order to prioritize on the design and development of new ASIC chips. We currently maintain a working relationship with two contract manufacturers for the assembly of our altcoin mining machines. Pursuant to our arrangement, we are responsible for providing overall equipment design, ASIC chips and certain main components and software and the contract manufacturer is responsible for acquiring ancillary hardware and carrying out equipment assembly. The finished altcoin mining machines are delivered directly from their production bases.

Quality Control

We emphasize quality control in all aspects of our operations. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, to ensure our altcoin mining products meet our stringent internal standards as well as international and industry standards. We also require our fabrication, packaging and testing, and mining machine production service providers to apply their stringent quality control standards and provide us their quality inspection reports.

Warranty and After Sales Services

We generally provide a six-month warranty for our altcoin mining products, which we believe is in line with prevailing industry practice. Our warranties cover regular maintenance services and parts and labor for repairs. We accept exchanges of our altcoin mining products only for major defects.

We believe our exchange policy is consistent with relevant laws and regulations governing product quality and consumer rights and interests. We have not received any requests for exchange which individually or in aggregate has had a material adverse effect on our business and financial condition. In addition, as of the date of this annual report, we have not experienced any product recall that adversely impacted our reputation, business operations or financial condition.

Competition

The altcoin mining machines market is relatively fragmented, with many mining products providers focusing on different end applications and corresponding algorithms of ASIC chips. However, for certain market segments, the concentration ratio is relatively high. We believe our competitive advantage over existing and potential competitors lies in our: established position as a leading fabless provider of high-performance computing ASIC chips optimized for key blockchain algorithms; innovative technology platform; broad mining product portfolio tailored to capture market growth potential; close and stable relationships with our major suppliers; and visionary and experienced management team as well as talented research and development personnel.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, copyrights, IC layout design rights, utility models, trade secret and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of the date of this annual report, we have registered 32 trademarks (including two in mainland China and 30 outside mainland China) and a total of 13 patents in the PRC, including nine inventions and four utility model patents. As of the same date, we have registered 19 software copyrights and 34 IC layout-design rights in mainland China.

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

Employees

We had 133 full-time employees as of December 31, 2024, substantially all of whom were in mainland China. The following table sets forth the numbers of our full-time employees, categorized by function, as of December 31, 2024:

Function	Number of Employees	Percentage of Total Number of Employees
Research and development	91	68.4%
Sales and marketing	22	16.5%
Administration	11	8.3%
Finance and accounting	9	6.8%
Total	133	100.0%

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

On December 28, 2021, the CAC, jointly with other twelve PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or Cybersecurity Measures, which became effective on February 15, 2022. the Cybersecurity Measures provides that, among other things, (i) online platform operators possessing personal information of more than one million users must apply to the Cybersecurity Review Office for a cybersecurity review before conducting any listing in a foreign country, (ii) the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review, and (iii) the relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine any network products and services and data processing activities affect or may affect national security.

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

D. Property, Plant and Equipment

Our principal executive offices are located at Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China. As of December 31, 2024, we occupied three properties in Shanghai, China, for research and development and office purposes, with a total gross floor area of approximately 8,472.17 square meters. Out of these properties, one was leased by us, with an aggregate gross floor area of approximately 1,318.27 square meters, with the lease ending on February 28, 2025. The other two properties were owned by us, with one property having a total gross floor area of approximately 2,639.68 square meters that was acquired by us in June 2023, and another property having a total gross floor area of approximately 4,514.22 square meters that was acquired by us in December 2021.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are an innovative altcoins development company that primarily engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies and the active development of innovative Web3 applications.

Major Factors Affecting Our Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Expected economic returns on cryptocurrency mining activities and fluctuation of cryptocurrency price

Our revenue primarily consists of proceeds of sales of altcoin mining products, which are, in general, determined by the demand and pricing of our ASIC chips. An increase in the economic return of cryptocurrency mining activities would generally stimulate the demand and average selling price for our ASIC chips and, in turn, our mining machines that incorporate our ASIC chips and ancillary hardware and software. An increase in the cryptocurrency price is the most significant factor that could increase the expected economic returns generated by cryptocurrency mining activities. Other factors that may increase the economic return of cryptocurrency mining activities include, among others, increase in transaction fees, decrease in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, reduction of difficulties of mining activities and increase in number of cryptocurrencies awarded for mining activities. The volatility of the cryptocurrency price may significantly affect our business of operations and financial condition.

A decrease in the expected economic returns of cryptocurrency mining activities and the cryptocurrency price may also lead to increase in inventory write-downs, credit sales and write-downs of advances to suppliers as a result of stagnant demand and decrease in the average selling price for our altcoin mining products, which may significantly affect our gross margin and extend the billing cycle of our products.

Cryptocurrency prices have fluctuated significantly in the past few years and resulted in a corresponding fluctuation in our sales. In the future, we expect that the cryptocurrency prices may continue to fluctuate, and as such, we would expect to experience a significant corresponding fluctuation in both sales volume and average selling prices of altcoin mining products, as well as write-downs of inventory, which may erode our profitability in the case of a significant cryptocurrency price drop. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry—There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.”

Market demand for our altcoin mining products and development of blockchain technology and cryptocurrency markets

Our current altcoin mining products are mainly used for cryptocurrency mining. There can be no assurance that cryptocurrency mining will continue to grow in the future. Because market demand is dependent on the development of the blockchain technology, as well as innovations in cryptocurrency applications, our results of operations will significantly depend on our ability to keep pace with market demand to attract new customers or retain existing customers as well as to maintain or increase our market share. Our results of operations will also be significantly affected by developments in overall blockchain technology and cryptocurrency markets, and in particular, the cryptocurrency market. The cryptocurrency market may be affected by various factors, including, among others, the cryptocurrency price and expected return on cryptocurrency related activities such as mining and trading, different views regarding the decentralized nature of cryptocurrencies, acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, competing cryptocurrencies to cryptocurrency, and changes in the cryptocurrency algorithm and the mechanism of mining.

Performance and cost of our products

The pricing of and demand for our altcoin mining products are closely related to their performance, which in turn, is primarily determined by the embedded ASIC chips. In general, more advanced process technologies can accommodate designs that produce ASIC chips with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASIC chips with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. Our new generation ASIC chips using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Competitiveness in research and development

As we compete largely on the performance of our altcoin mining products, research and development is key to the success of our products. In 2022, 2023 and 2024, we incurred research and development expenses of RMB48.4 million, RMB42.3 million and RMB109.4 million (US$15.0 million), respectively. We continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced altcoin mining products as well as competitive technologies and applications will have a significant impact on our results of operations.

Regulatory environment

We have historically generated all of our revenue from customers based in China. Since 2024, we have been continuously expanding our overseas presence in line with our global business development strategy. As such, we need to make efforts and incur costs to ensure that we are compliant with the existing laws and regulations relating to our business in the various jurisdictions that are material to our business and operations, and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations. See “Item 3 — Risk Factors — Risks Relating to Our Business and Industry — We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies and related products and services, which could negatively affect our business, financial condition, and results of operations.”

Production capacity

As a company utilizing the fabless model, we outsource the fabrication process of our ICs to a limited number of foundries, and we outsource the testing and packaging process to third-party testing and packaging partners. In addition, we outsource the assembly of our altcoin mining machines to third-party contract manufacturers. We work closely with a limited number of such production partners. We cannot guarantee that our third-party production partners will be able to meet our manufacturing requirements or capacity or that they will not raise their prices. As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our collaboration with third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected. We may also incur significant cash outflow at the early stages of our production process because we are required to make prepayments to some of our third-party production partners to secure their production capacity beforehand, which may affect our liquidity position. In addition, any failure by our third-party production partners to perform their obligations in a timely manner may subject us to counterparty risk and make it difficult or impossible for us to fulfill our customers’ orders, which would harm our reputation and negatively affect our business, results of operations and financial condition.

Revision of the 2023 Financial Statements

Certain line items presented in the consolidated financial statements for the year ended December 31, 2023 have been revised to correct the classification of cash and cash equivalents to short-term and long-term investments. For further information, see Note 2(af) and corresponding revisions to Notes 2(g), 4, and 8 regarding the adjustments in our annual audited consolidated financial statements in this annual report.

Key Components of Results of Operations

Revenues

We derive our revenue primarily from sales of high-performance mining products including altcoin mining machines incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023, ASIC chips that have high computing power and superior power efficiency, and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry. In 2022, 2023 and 2024, we generated total revenue of RMB473.7 million, RMB82.2 million and RMB281.8 million (US$38.6 million), respectively. The following table sets forth the breakdown of our revenue for the years indicated:

	Years ended December 31,
	2022	2023		2024	2024
	RMB’000	RMB’000		RMB’000	US$’000
Mining products
- ASIC chips	436,980	47,736		36,406	4,988
- Mining machines	—	8,496		240,587	32,960
- Ancillary software and hardware	36,760	12,126		4,374	599
Subtotal	473,740	68,358		281,367	38,547
Intelligent router products(1)	—	13,839	(1)	—	—
Others(2)	—	28		400	55
Total	473,740	82,225		281,767	38,602

Notes:

1.

In 2023, the revenue was substantially derived from a one-off sale of intelligent router products, which were produced by external vendors and integrated with our software solutions for resale purposes. This was a one-off transaction for us, with no plans in place to pursue this business line in the future.

2.	Primarily including the revenue in connection with the maintenance services of the mining products that exceed the warranty period and the sales of products for WEB3 applications.

Revenue from sales of our ASIC chips as a standalone product is primarily affected by the number of ASIC chips sold and their average selling price. The following table sets forth the breakdown of sales volume and average selling price (per unit) (“ASP”) of ASIC chips delivered for the years indicated:

	2022			2023			2024			2024
	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	ASP
	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(US$’000)	(US$)
ASIC Chip (as a standalone product)
ICT560	42,793	598,264	71.53	256	4,096	62.50	639	15,360	41.59	88	5.7
ICT570	5,197	34,464	150.80	—	—	—	—	—	—	—	—
ICT580	4,231	42,624	99.27	2,304	59,066	39.01	—	—	—	—	—
ICC590	49,104	527,048	93.17	5,552	186,722	29.73	695	19,144	36.31	95	4.97
ICA585	166,508	681,454	244.34	7,300	196,164	37.21	547	25,688	21.30	75	2.92
ICA586	71,865	199,012	361.11	235	10,936	21.49	4,613	73,888	62.44	632	8.55
ICA588	61,939	549,596	112.70	1,070	39,232	27.27	398	12,456	31.92	54	4.37
ICA589	5,884	69,396	84.79	424	19,934	21.27	1,919	59,524	32.23	263	4.42
IAA561	25,875	486,663	53.17	10,823	273,442	39.58	5,426	112,063	48.41	743	6.63
ICC551	3,570	43,848	81.42	19,260	520,800	36.98	9,976	152,320	65.49	1,367	8.97
ICC552	—	—	—	493	8,568	57.54	1,769	23,520	75.22	242	10.31
IEN617	—	—	—	—	—	—	2,118	7,260	291.75	290	39.97
IEN610	—	—	—	—	—	—	120	1,260	95.58	17	13.09
IEN618	—	—	—	—	—	—	8,164	1,990	4,102.53	1,118	562.04
Others	14	2,866	5.04	19	3,245	5.86	22	3,800	5.79	4	0.79
Total	436,980	3,235,235	135.07	47,736	1,322,205	36.10	36,406	508,273	71.63	4,988	9.81

We expanded our product offerings in the fourth quarter of 2023 to include complete altcoin mining machines, and we launched our Goldshell-branded standard series of altcoin mining machines in 2024. The following table sets forth the breakdown of sales volume and ASP (per unit) of ASIC chips embedded in the mining machines that was delivered for the years indicated:

	2022			2023				2024			2024
	Revenue	Sales Volume	ASP	Revenue		Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue	ASP
	(RMB’000)	(Unit)	(RMB)	(RMB’000)		(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(US$’000)	(US$)
AL BOX series	—	—	—	—		—	—	118,621	5729	20,705.36	16,251	2,836.62
AL MAX series	—	—	—	—		—	—	1,746	95	18,378.95	239	2,517.91
DG MAX series	—	—	—	—		—	—	31,908	2218	14,385.93	4,371	1,970.86
E-AL1M series	—	—	—	—		—	—	3,178	198	16,050.51	435	2,198.91
E-DG1M series	—	—	—	—		—	—	24,873	2043	12,174.74	3,408	1,667.93
E-KA1M series	—	—	—	—		—	—	1,710	174	9,827.59	234	1,346.37
KA BOX series	—	—	—	—		—	—	37,701	5161	7,304.98	5,165	1,000.78
MINI DOGE III series	—	—	—	—		—	—	18,737	5186	3,613.00	2,567	494.98
Others	—	—	—	8,496	(1)	135,168	62.86	2,113	1232	1,715.10	290	234.97
Total	—	—	—	8,496		135,168	62.86	240,587	22,036	10,917.91	32,960	1,495.75

Note:

(1)	Represented the non-standardized and non-serialized sales of the mining products prior to the introduction of the “Goldshell” branded mining products.

The average selling price of our ASIC chips and mining machines changes from period to period and is primarily affected by the market price of cryptocurrencies, prices of our competitors’ products, expected economic return of cryptocurrency mining, product types and demand for the chips. See “—Major Factors Affecting Our Results of Operations” for details of factors affecting economic return on cryptocurrency mining activities and the market demands.

Cost of Revenue

Cost of revenue primarily consists of those associated with our mining products, which represent costs and expenses directly attributable to the manufacture of our products sold and delivered, which comprises product costs, including costs of raw materials, costs of contractual manufacturers for production, shipping and handling costs, as well as inventories write-down, prepayment write-down, and provision for inventory purchase commitments. The following table sets forth components of our cost of revenue for the periods indicated:

	Years ended December 31,
	2022	2023	2024	2024
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues (excluding the impact of write-down)	85,643	48,432	86,156	11,803
Inventories write-down, prepayment write-down and provision for inventory purchase commitments	1,378	24,715	43,781	5,998
Others(1)	—	—	515	71
Total	87,021	73,147	130,452	17,872

Note:

(1)	Represented direct costs associated with providing services, including maintenance expenses and costs of products of web3 applications.

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by cryptocurrency prices, which have a significant effect on the average selling price of our products and the product mix. In 2022, 2023 and 2024, our gross profit was RMB386.7 million, RMB9.1 million and RMB151.3 million (US$20.7 million), respectively. Our overall gross profit margin was 81.6%, 11.0% and 53.7%, respectively, for the same years.

Operating Expenses

Our operating expenses include research and development expenses, sales and marketing expenses, general and administrative expenses and impairment of long-lived assets. The following table sets forth components of our operating expenses for the periods indicated:

	Years ended December 31,
	2022	2023	2024	2024
	RMB’000	RMB’000	RMB’000	US$’000
Research and development expenses	(48,387)	(42,304)	(109,443)	(14,994)
Sales and marketing expenses	(4,070)	(6,532)	(8,468)	(1,160)
General and administrative expenses	(11,557)	(25,210)	(30,248)	(4,144)
Impairment of long-lived assets	—	—	(210)	(29)
Total	(64,014)	(74,046)	(148,369)	(20,327)

Research and development expenses. Research and development expenses primarily consist of salary and welfare for research and development personnel, tape-out expenses paid to the foundry partners, consulting and contractor expenses, testing and tooling materials and manufacturing for trial and other expenses relating to research and development personnel. Substantially all of our research and development expenses are related to the development of new products and technologies.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, traveling expenses and other expenses relating to sales and marketing personnel.

General and administrative expenses. General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and professional service fees.

Impairment of long-lived assets. Impairment of long-lived assets was related to certain models of mining products that were discontinued.

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

PRC Enterprise Income Tax (“EIT”)

Shanghai Intchains obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019 and received approval from the tax authority on the renewal of its HNTE status in December 2022, which entitled it to the preferential income tax rate of 15% effective retroactively from 2022 to 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a 5-year tax holiday (two years full exemption followed by three years half reduction) beginning from 2021 after utilizing all prior years’ tax losses. The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

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

As of December 31, 2022, 2023 and 2024, we did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as we do not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

Significant Accounting Policies

Revenue from contracts with customers

We recognize revenue to match the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Mining products revenue

We generate revenue primarily from the sale of mining products directly to a customer, such as a business or individual engaged in mining activities. Our sales arrangements usually require full prepayment before the delivery of products.

Revenue from product sales is recorded at the sales price (transaction price). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, we will adjust these estimates, which would affect revenue and earnings in the period when such changes are known.

We accepted cryptocurrency as the payment form, and recognizes revenue and recognizes the cost of cryptocurrency based on the fiat currency amount indicated in the sales contract. The quantity actually paid by the customer is locked in after conversion based on the fair value at the time of contract inception, and future price fluctuations are reflected in the change in the fair value of the cryptocurrency.

We recognize product revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered completed when products have been picked up by or deliver to shipper of our customers.

We offer a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, we are not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as sales and marketing expenses. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the year ended December 31, 2022, 2023 and 2024, respectively.

Other revenues

We also generate a small portion of revenue from the sales of products of Web3 applications, and maintenance services of the mining products exceed the warranty period, which is a distinct performance obligation from sale of product. Revenue is recognized over the period when the related services were rendered to the customers or the products have been picked up by or delivered to shipper of our customers.

Cost of revenue

Cost of revenue consists of: (1) cost of products revenue, including cost of raw materials, costs of contractual manufacturers for production, shipping and handling costs, inventories write-downs, prepayments write-downs, provision for inventory purchase commitments and provision for warranty. (2) cost of other revenue, which reflects direct costs associated with providing services, including maintenance expenses and costs of products of Web3 applications.

Contract liabilities

Proceeds received from customers before product delivery are recognized as contract liabilities and are recognized as revenue when revenue recognition criteria are met. The advances received from customers as of December 31, 2023 and 2024 were RMB9.8 million and RMB37.4 million (US$5.1 million), respectively. The revenue recognized during years ended December 31, 2022, 2023 and 2024 that was included in the contract liabilities balance at the beginning of the year was RMB3.0 million, RMB6.0 thousand and RMB9.8 million (US$1.4 million), respectively.

Inventories

Inventories consist of finished goods, work in process and raw materials, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

Cryptocurrencies

Tether USD (USDT) included in the current assets represent our reasonably assessment that it would sell or exchange other cryptocurrencies within one year. Other cryptocurrencies mainly comprised of Ethereum (ETH), included in the non-current assets represent our reasonably assessment that it would hold over one year. Cryptocurrencies purchased are recorded at cost and cryptocurrencies received in the operating business are accounted for in connection with our revenue recognition policy disclosed above.

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain cryptocurrencies. The new guidance requires entities to subsequently measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. Retrospective restatement would not be required or allowed for prior periods. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. We early adopted ASU 2023-08 on January 1, 2024.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. We determine Coinbase as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of cryptocurrencies.

We measure the fair value of cryptocurrencies on a monthly basis, and refers to the closing prices quoted on Coinbase exchange as the fair value at the end of every month. As of January 1, 2024, the cumulative-effect adjustment of RMB332,000 was recorded as an increase to the opening balance of retained earnings.

Before adoption of ASU 2023-08, cryptocurrencies were classified as an intangible asset. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment losses were recognized within other income, net in the consolidated statements in the period in which the impairment was identified.

Purchases and sales of cryptocurrencies by us, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies received or paid in the operating business are non-cash operating activities on the accompanying consolidated statements of cash flows.

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

	Years ended December 31,
	2022	2023	2024	2024
	RMB’000	RMB’000	RMB’000	US$’000
Products revenue	473,740	82,225	281,767	38,602
Cost of revenue	(87,021)	(73,147)	(130,452)	(17,872)
Gross profit	386,719	9,078	151,315	20,730
Operating expenses:
Research and development expenses	(48,387)	(42,304)	(109,443)	(14,994)
Sales and marketing expenses	(4,070)	(6,532)	(8,468)	(1,160)
General and administrative expenses	(11,557)	(25,210)	(30,248)	(4,144)
Impairment of long-lived assets	—	—	(210)	(29)
Total operating expenses	(64,014)	(74,046)	(148,369)	(20,327)
Income/(loss) from operations:	322,705	(64,968)	2,946	403
Interest income	11,132	16,750	16,235	2,224
Foreign exchange gain/(loss), net	3,494	(524)	1,382	189
Change in fair value of cryptocurrency	—	—	21,322	2,921
Other income, net	29,726	13,191	8,292	1,136
Income/(loss) before income tax expenses	367,057	(35,551)	50,177	6,873
Income tax (expense)/benefit	(11,856)	8,756	1,320	181
Net income/(loss)	355,201	(26,795)	51,497	7,054
Foreign currency translation adjustment, net of nil tax	—	1,838	1,939	266
Total comprehensive income/(loss)	355,201	(24,957)	53,436	7,320

Year Ended December 31, 2024 Compared To Year Ended December 31, 2023

Revenue. Revenue was RMB281.8 million (US$38.6 million) in 2024, representing an increase of 242.7% from RMB82.2 million in 2023. The substantial growth was primarily driven by a significant increase in the average selling price of our new products launched in March 2024, compared to older products, as well as improved cryptocurrency market performance, which led to higher demand for our products.

Cost of revenue. Our cost of revenue increased by 78.3% from RMB73.1 million in 2023 to RMB130.5 million (US$17.9 million) in 2024. The percentage increase in cost of revenue was substantially lower than the percentage increase in our revenue, which was primarily due to the higher gross margins for our new products launched in March 2024 compared to the older products.

Gross profit and gross profit margin. We recorded a gross profit of RMB151.3 million (US$20.7 million) in 2024 as compared to a gross profit of RMB9.1 million in 2023. Our gross profit margin increased significantly from 11.0% in 2023 to 53.7% in 2024. The increase was mainly due to the percentage increase in cost of revenue was substantially lower than the corresponding percentage increase in our revenue as detailed above.

Operating expenses. Our total operating expenses increased by 100.5% from RMB74.0 million in 2023 to RMB148.4 million (US$20.3 million) in 2024. The increase was primarily due to an increase in research and development expenses.

•

Research and development expenses. Our research and development expenses increased by 158.7% from RMB42.3 million in 2023 to RMB109.4 million (US$15.0 million) in 2024. The increase was primarily due to more products launched in 2024, as well as increased personnel-related expenses. Our research and development expenses as a percentage of our revenue were 38.8% in 2024 as compared with 51.4% in 2023.

•

Sales and marketing expenses. Our selling expenses increased by 29.6% from RMB6.5 million in 2023 to RMB8.5 million (US$1.2 million) in 2024, mainly driven by increased personnel-related expenses. Our sales and marketing expenses as a percentage of our revenue was 3.0% in 2024 as compared with 7.9% in 2023.

•

General and administrative expenses. Our general and administrative expenses increased by 20.0% from RMB25.2 million in 2023 to RMB30.2 million (US$4.1 million) in 2024, primarily due to increased personnel-related expenses and increased amortization expenses of trademarks. Our general and administrative expenses as a percentage of our revenue was 10.7% in 2024 as compared with 30.7% in 2023.

•

Impairment of long-lived assets. Our impairment of long-lived assets increased from nil in 2023 to RMB0.2 million (US$0.03 million), primarily due to the discontinuation of certain models of mining products in 2024.

Interest income. Our interest income remained relatively steady at RMB16.8 million and RMB16.2 million (US$2.2 million), respectively, for the years ended December 31, 2023 and 2024.

Foreign exchange gain/(loss), net. Our foreign exchange loss, net was RMB0.5 million in 2023. Our foreign exchange gain, net was RMB1.4 million (US$0.2 million) in 2024. The reversal was a result of the impact from the depreciation of RMB against the U.S. dollar during the period.

Change in fair value of cryptocurrency. Our change in fair value of cryptocurrency for 2024 was RMB21.3 million (US$2.9 million), compared to nil for 2023. The gain was primarily due to ETH closing price rising approximately 48.6% from the end of 2023 to the end of 2024, as well as units of ETH-based cryptocurrencies held increased from approximately 60 from the end of 2023 to 5,702 from the end of 2024.

Other income, net. Our other income, net, decreased by 37.1% from RMB13.2 million in 2023 to RMB8.3 million (US$1.1 million) in 2024, primarily due to the decrease in grants received from the local government, which have no repayment obligations.

Net income/(loss). As a result of the foregoing, we recorded a net income of RMB51.5 million (US$7.1 million) in 2024, compared to a net loss of RMB26.8 million in 2023.

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

Net income/(loss). As a result of the foregoing, we recorded a net loss of RMB26.8 million (US$3.8 million) in 2023, compared to a net income of RMB355.2 million in 2022.

Subsequent events

On March 25, 2025, we have entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Institutional Investor”) for a registered direct offering of 361,011 ADSs at US$2.77 per ADS. We have also agreed to issue to the Institutional Investor warrants (the “Warrants” and, together with the ADSs, the “Securities”) to purchase up to an aggregate of 361,011 ADSs (representing 722,022 Class A Ordinary Shares), at an exercise price of $2.77 per ADS. The Warrants are exercisable at any time on or after the date of issuance and expire five years from the date of issuance. In addition, pursuant to the Purchase Agreement, the Group have agreed, subject to certain exceptions, to grant the Institutional Investor an additional purchase option to purchase up to an aggregate of $1.0 million of additional ADSs at the applicable per ADS purchase price determined pursuant to the terms of the Purchase Agreement or at a price mutually agreed to by the parties. The Institutional Investor may exercise this option in whole or in part at any time during the period commencing on the effective date until 60 days after the closing of this offering, provided that the Institutional Investor may exercise this option only once during such period. On March 27, 2025, we closed the registered direct offering and received gross proceeds of US$1.0 million from the issuance and sale of the ADSs and Warrants, before deducting the placement agent fees and other offering expenses payable by us. We intend to use the net proceeds primarily for upgrading our offerings of altcoin mining machines, with the remaining proceeds allocated to working capital and other general corporate purposes that support our long-term goals.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2024, our cash and cash equivalents were RMB322.3 million (US$44.1 million). Our cash and cash equivalents represent cash on hand, money market funds and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. All cash and cash equivalents are unrestricted as to withdrawal and use.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended December 31,
	2022	2023	2024	2024
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by (used in) operating activities	326,685	(4,708)	(138,253)	(18,943)
Net cash used in investing activities	(116,874)	(174,565)	(125,936)	(17,251)
Net cash provided by financing activities	—	51,218	—	—
Effect of exchange rate changes on cash and cash equivalent	—	995	1,270	174
Net increase(decrease) in cash and cash equivalents	209,811	(127,060)	(262,919)	(36,020)
Cash and cash equivalents, at the beginning of year	502,420	712,231	585,171	80,168
Cash and cash equivalents, at the end of year	712,231	585,171	322,252	44,148

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was RMB138.3 million (US$18.9 million), primarily reflecting a net income of RMB51.5 million, as adjusted by (a) negative changes of RMB104.3 million in non-operating and non-cash items primarily including revenue recognized in the payment form of cryptocurrency of RMB122.0 million, change in fair value of cryptocurrency of RMB21.3 million, and deferred income tax benefit of RMB16.0 million, partially offset by inventory provision of RMB39.0 million, depreciation and amortization expenses of RMB5.0 million, and share-based compensation of RMB9.0 million; and (b) negative changes of RMB85.4 million in working capital primarily reflecting (i) an increase in inventories of RMB95.8 million as we ramped up our stock of products to meet growing market demand; (ii) an increase in prepayments and other current assets of RMB25.6 million primarily due to increased advances to suppliers for securing key components; (iii) partially offset by an increase in contract liabilities of RMB16.7 million reflecting growing customer orders and deposits; (iv) an increase in accounts payable of RMB14.7 million consistent with our increased procurement activities; and (v) an increase in accrued liabilities and other liabilities of RMB5.5 million primarily related to increased operational expenses and tax obligations associated with our business growth.

Net cash used in operating activities for the year ended December 31, 2023 was RMB4.7 million, primarily reflecting net loss of RMB26.8 million, as adjusted by (a) positive changes of RMB19.8 million in non-operating and non-cash items primarily including inventory provision, deferred income tax benefit, depreciation and amortization expenses and share-based compensation; and (b) positive changes of RMB2.3 million in working capital primarily reflecting (i) an increase of RMB23.5 million in prepayments and other assets primarily attributable to an increase of RMB13.0 million in prepayments to vendors, an increase of RMB8.6 million in interest receivables, and an increase of RMB1.7 million in net VAT deductible taxes; (ii) a decrease of RMB11.4 million in inventories as a result of our conservative procurement strategy in response to the challenging market conditions; (iii) an increase of RMB9.8 million in contract liabilities as a result of the recovery of the market (iv) an increase of RMB8.3 million in accrued liabilities and other liabilities as a result of the increase in accrued payroll, tax payables and other payables; and (v) a decrease of RMB2.7 million in accounts payable as a result of a decrease in purchase of inventories.

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

Investing Activities

Net cash used in investing activities was RMB125.9 million (US$17.3 million) for the year ended December 31, 2024, which was primarily attributable to the purchase of short-term and long-term investments of RMB494.8 million and the purchase of cryptocurrencies of RMB68.2 million, partially offset by the proceeds from disposal of short-term investments of RMB401.3 million.

Net cash used in investing activities was RMB174.6 million for the year ended December 31, 2023, which was primarily attributable to the purchase of property, equipment and software of RMB46.9 million, intangible assets of RMB3.4 million and the purchase of short-term and long-term investments of RMB123.6 million.

Net cash used in investing activities was RMB116.9 million for the year ended December 31, 2022, which was primarily attributable to the prepayments on long-term assets in connection with purchase of a premise.

Financing Activities

Net cash provided by financing activities was nil for the year ended December 31, 2024.

Net cash provided by financing activities was RMB51.2 million for the year ended December 31, 2023, which was attributable to proceeds from issuance of ordinary shares of RMB61.3 million, which was partially offset by the payment for cost of issuance of RMB10.1 million.

Net cash provided by financing activities was nil for the year ended December 31, 2022 as we did not conduct any financing activities.

Capital Expenditures

We made capital expenditures of RMB116.9 million, RMB50.9 million and RMB10.1 million (US$1.4 million) in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for the purchase of property, equipment and software, intangible assets and other non-current assets.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the initial public offering that we completed in March 2023 on the Nasdaq Capital Market.

Holding Company Structure

Intchains Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC and Singapore. As a result, Intchains Group Limited’s ability to pay dividends depends upon dividends paid by our operating subsidiaries. If our existing operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in mainland China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

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

Recently issued accounting pronouncements

New and amended standards adopted by our Group

On December 13, 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning December 15, 2024, with early adoption permitted. The Group early adopted ASU 2023-08 on January 1, 2024. As of January 1, 2024, the Company recorded a cumulative-effect adjustment of RMB332,000 to retained earnings.

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

New and amended standards not yet adopted by our Group

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Group beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. We do not expect that the adoption of ASU 2023-09 would have a material effect on our consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 enhances transparency in financial reporting by requiring public business entities (PBEs) to disclose more detailed information about specific natural expense categories included in their income statement captions. And on January 6, 2025, the FASB issued ASU 2025-01 to clarifies that all public business entities must adopt the guidance in ASU 2024-03 for: Annual reporting periods beginning after December 15, 2026 and Interim reporting periods within annual periods beginning after December 15, 2027. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure.

C. Research and Development

Please refer to “Item 4. Information of the Company—B. Business Overview—Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview—Major Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. For a description of all our significant accounting policies, see Note 2 to our annual audited consolidated financial statements in this annual report.

When reviewing our financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policy involves a higher degree of judgment and complexity in their application and require us to make critical accounting estimates.

Inventory provision, write-down of inventory prepayments and provision for inventory purchase commitments

We applied the guidance in ASC Topic 330, Inventory, to assess the inventory provision, write-down of inventory prepayments and provision for inventory purchase commitments, using such factors as Group-specific forecasts which are reliant on our limited sales history, agreement-specific provisions, macroeconomic factors and market and industry trends, and with the assumptions and inputs including electricity price, current market price of the altcoins, payback period and so on.

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

Name	Age	Position
Qiang Ding	46	Chairman and Chief Executive Officer
Chaohua Sheng	44	Director and Chief Technology Officer
Conway Kong-Wai Lee	70	Independent Director
Qingyang Gu	63	Independent Director
Weiping Ma	63	Independent Director
Chaowei Yan	39	Chief Financial Officer

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

Dr. Qingyang Gu has been serving as our independent director since March 2023. He has over 30 years of experience in economics and public policy. Dr. Gu has been an associate professor of the Lee Kuan Yew School of Public Policy of the National University of Singapore since August 2009, where he conducts lectures on the Chinese economy, economics of the public sector and urban development. He was an Assistant Professor at the Nanyang Technological University of Singapore from July 2001 to July 2009, where he taught mathematical economics, microeconomics and macroeconomics and cost-benefit analysis and undertook research work relating to the Chinese economy, econometric modelling, reform of state-owned enterprises and international trade and finance. He carried out research on the Chinese economy, Singapore public policy and urban development from June 1997 to July 2001 as a research officer in the East Asian Institute of the National University of Singapore. He has been the chairman of Nominating and Remuneration Committee and an independent director of the Sasseur Asset Management Pte Ltd, a real estate investment trust listed on the Singapore Exchange (SGX:CRPU) since November 2017. He has been serving as a non-executive director of PCI-Suntek Technology Co Ltd, a company listed on the Shanghai Stock Exchange (stock code: 600728) since June 2019. He has been serving as an independent director of Willfar Information Technology Co. Ltd., a company listed on the Shanghai Stock Exchange (stock code: 688100) since June 2023.

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

B. Compensation

For the year ended December 31, 2024, we and our subsidiaries paid aggregate cash compensation of RMB5.6 million (US$0.8 million) to our directors and executive officers as a group. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

The maximum number of ordinary shares that may be issued under the 2022 Plan is 6,500,000. The number of ordinary shares available for issuance under the 2022 Plan shall automatically increase on the first trading day in January of each calendar year during the ten-year term of the 2022 Plan commencing from the calendar year beginning January 1, 2023, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding measured as of the last trading day of the immediately preceding calendar year, and (ii) such number of shares as may be determined by our board of directors, but in no event shall any such annual increase exceed 1,350,000 ordinary shares. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2022 Plan is 8,898,970. As of the date of this annual report, awards to purchase 688,480 ordinary shares under the 2022 Plan have been granted and outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2022 Plan:

Name	Class A Ordinary Shares to be Received based on the Options Awarded	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
Mr. Chaowei Yan	15,624	7,812	$8.00 per award	May 29, 2023	May 29, 2033

The following table summarizes, as of the date of this annual report, the outstanding restricted share units that were granted to our directors and executive officers under the 2022 Plan:

Name	Class A Ordinary Shares to be Received based on the Restricted Share Units Awarded	Restricted Share Units Awarded	Exercise Price	Date of Grant
Mr. Chaowei Yan	13,722	6,861	—	May 31, 2024
	20,494	10,247	—	May 29, 2023

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

D. Employees

We had 101, 133 and 133 employees as of December 31, 2022, 2023 and 2024 in China, respectively. As of December 31, 2024, we had 91 employees focus on research and development, 22 employees focus on sales and marketing, 11 employees in administration department and 9 employees in finance and accounting department.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of the date of this annual report by:

•	each person known to us to own beneficially more than 5% of common shares, and

•	each of our directors and executive officers.

	Ordinary shares beneficially owned
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of total ordinary shares on an as-converted basis*	% of voting Power**
Directors and Executive Officers†:
Qiang Ding (1)	—	47,232,420	39.12	67.80
Chaohua Sheng (2)	—	16,759,820	13.88	24.05
Conway Kong-Wai Lee	—	—	—	—
Qingyang Gu	—	—	—	—
Weiping Ma	—	—	—	—
Chaowei Yan	—	—	—	—
Directors and Executive Officers Combined	—	63,992,240	53.00	91.85
Principal Shareholders:
Intchain DQ Asset Holding Limited (1)	—	25,961,500	21.50	37.26
Intchains SCH Holding Limited (2)	—	16,759,820	13.88	24.06
Golden Stone Capital Limited (3)	17,099,120	—	14.16	2.45
Intchains CHX1 Limited (1) (4)	—	11,952,120	9.90	17.16
Intchains ZWM Holding Limited (5)	7,291,900	—	6.04	1.05
Yang Feng 888 Capital Limited (6)	7,268,100	—	6.02	1.04
Intchains CHX2 Limited(1)(7)	—	6,318,800	5.23	9.07

*	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after the date of this annual report.
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

(1)

Represents (i) 25,961,500 ordinary shares held by Intchain DQ Asset Holding Limited, or DQ BVI, a BVI company wholly owned by Mr. Qiang Ding; (ii) 11,952,120 ordinary shares held by Intchains CHX1 Limited, or CHX 1 BVI; (iii) 3,000,000 ordinary shares held by Intchains DQ Holding limited, a BVI company wholly owned by DQ BVI; and (iv) 6,318,800 ordinary shares held by Intchains CHX2 Holding limited, or CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of DQ BVI, Intchains DQ Holding limited and CHX2 BVI is located at Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands. For shareholding and registered office of CHX 1 BVI, please refer to note (5) below.

(2)

Represents 16,759,820 ordinary shares held by Intchains SCH Holding Limited, or SCH BVI, a BVI company wholly owned by Mr. Chaohua Sheng. The registered office of SCH BVI is located at Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(3)

Represents 17,099,120 ordinary shares held by Golden Stone Capital Limited which is a Samoa company wholly owned by Mr. Zhaoyang Ma. The registered office of Golden Stone Capital Limited is located at Offshore Chambers, P.O. 217, Apia, Samoa.

(4)

Represents 11,952,120 ordinary shares held by CHX 1 BVI, a BVI company owned as to 62.84% by DQ BVI, 5.21% by Dasui Wang, 5.21% by Zhengjie Sun, 5.21% by Yiming Luo, 4.51% by Haixu Fu, 4.51% by Bei Zhou, 4.17% by Wei Sun, 1.74% by Feiyun Dong, 2.78% by Yuchen Yu, 1.39% by Fei Sun, 1.39% by Jinrong Kang and 1.04% by Zheng’an Wu. The registered office of CHX 1 BVI is located at Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

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

(7)

Represents 6,318,800 ordinary shares held by CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of CHX2 BVI is located at Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge and based on our review of our register of members as of the date of this annual report, 15,673,718 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

We did not have related party transactions during the years ended December 31, 2022, 2023 and 2024.

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

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries, some of which are located in China. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2024. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Concentration of Customers and Suppliers

For the year ended December 31, 2022, we had three customers each accounted for over 10% of our total revenue, accounting for 47.3%, 33.3% and 17.4%, respectively. For the year ended December 31, 2023, we had two customers each accounted for over 10% of our revenue, accounting for 56.2% and 41.9%, respectively, of our revenue. For the year ended December 31, 2024, we had three customers each accounted for over 10% of our revenue, accounting for 31.2%, 19.6% and 10.2%, respectively, of our revenue. As a fabless IC design company, we do not own any IC fabrication facilities. A leading semiconductor foundry has been our major third-party foundry partner for our mining product business. For the years ended December 31, 2022, 2023 and 2024, the value of the wafers we purchased from the Foundry Partner accounted for 49.6%, 66.0% and 68.4%, respectively, of our total procurement for the respective years.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2022, 2023 and 2024, our cash and cash equivalents amounted to RMB712.2 million, RMB585.2 million and RMB322.3 million (US$44.1 million), respectively. We place our cash and cash equivalents primarily with financial institutions with high credit ratings and quality. Historically, deposit in Chinese banks is secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 2.0%, 0.2% and 0.2% in the years 2022, 2023 and 2024, respectively. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of nil during the fiscal year ended December 31, 2024.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2024 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

Save as disclosed elsewhere in this annual report, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weakness in Internal Control

As of the date of this annual report, we have taken certain remedial measures to remedy the material weakness in our internal control over financial reporting and governance previously identified by us and our independent registered public accounting firms in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024.

For the year ended December 31, 2024, a material weakness was identified as there was a lack of appropriate controls and segregation of duties over safeguarding of the private key in response to the risks of material misstatement related to the rights and obligations to crypto wallets.

To remedy the identified material weakness, we have adopted a number of measures to improve our internal control over financial reporting and governance, including, among others: (i) implementing a system where private keys are backed up by two or more individuals, with access and management restricted to authorized personnel only; (ii) establishing segregation of duties between personnel responsible for executing cryptocurrency transactions and those responsible for backing up private keys, ensuring that transaction personnel do not possess complete private keys; and (iii) enhancing private key backup procedures and developing detailed key recovery plans to ensure access can be restored in case of loss or theft of private keys.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Mazars USA LLP, Forvis Mazars, LLP and MaloneBailey, LLP, our independent public accountants for the periods indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the fiscal year ended
	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	US$’000
Audit fees (Mazars USA LLP and Forvis Mazars, LLP)(1)	4,275	701	96
Audit fees (MaloneBailey, LLP)(1)	—	3,007	412
Audit related fees (Mazars USA LLP and Forvis Mazars, LLP)(2)	2,266	1,411	193
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
Total	6,541	5,119	701

(1)

“Audit fees” represents the aggregate fees billed as of the date of this annual report for professional services rendered by our principal accountants for the audit of our annual financial statements, assistance with and review of documents filed with the SEC, and other statutory and regulatory filings for each of the fiscal years listed.

(2)

“Audit-Related fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountants reasonably related to the performance of the audit or review of our financial statements and are not included under Audit Fees.

(3)	“Tax fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4)

“All other fees” represent the aggregate fees billed in each of the fiscal years listed for services rendered by the principal accountants for the audit of our annual financial statements other than services reported under “Audit fees,” “Audit-related fees,” and “Tax fees.”

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by independent public accountants, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 1, 2024, as a result of the transaction between Mazars USA LLP (“Mazars”) and FORVIS, LLP (“FORVIS”), whereby substantially all of the partners and employees of Mazars joined FORVIS and FORVIS changed its name to Forvis Mazars, LLP (“Forvis Mazars”), Mazars resigned as the Company’s independent public accounting firm and the Audit Committee of the Company’s Board of Directors appointed Forvis Mazars as the successor auditor. In connection therewith, the Company provides that during the Company’s fiscal years ended December 31, 2022 and 2023 and through the subsequent interim period on or prior to the resignation of Mazars: (a) there were no disagreements between the Company and Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F in connection with any reports it would have issued; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred. We requested that Mazars furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Mazars addressed to the SEC, dated June 12, 2024, is incorporated by reference as Exhibit 16.2 to this annual report.

Effective January 3, 2025, the Audit Committee of the Company’s Board of Directors dismissed Forvis Mazars and appointed MaloneBailey, LLP (“MaloneBailey”) as the successor auditor. In connection therewith, the Company provides that from June 1, 2024, the date of engagement of Forvis Mazars through the subsequent interim period on or prior to the dismissal of Forvis Mazars, (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F in connection with any reports it would have issued; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred. We requested that Forvis Mazars furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Forvis Mazars addressed to the SEC, dated January 3, 2025, is incorporated by reference as Exhibit 16.3 to this annual report.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must, for instance:

•	have a nomination and corporate governance committee composed entirely of independent directors;

•	have a compensation committee composed entirely of independent directors;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

•	hold an annual general meeting of shareholders;

•	have regularly scheduled executive sessions with only independent directors; or

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

•
developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our chief technology officer, executive leadership team, audit committee and board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

•	developing and implementing training on cybersecurity, information security and threat awareness.
There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Role of Management
Our head of cybersecurity leads management’s assessment, identification and management of risks related to cybersecurity threats and reports directly to our chief executive officer. The head of cybersecurity receives regular briefings on cybersecurity matters, such as report on cyber security incidents and responses and remedial measures. He has more than 10 years of relevant experience in risk management, cybersecurity, and information technology. Our head of cybersecurity and his working group are expected to consistently update our cybersecurity programs and mitigation strategies to keep abreast of cybersecurity best practices and procedures.
Role of the Board of Directors
Our board of directors recognizes the importance of robust cybersecurity management programs and is actively engaged in overseeing and reviewing our cybersecurity risk profile and exposures. Our board of directors has delegated the oversight of our process for assessing, identifying and managing material risks related to cybersecurity threats to our audit committee.
Our audit committee receives updates from management on our cybersecurity status from time to time, including key issues, priorities, and challenges and related data and/or metrics. The responsibilities of the audit committee include reviewing the cybersecurity threat landscape facing us, as well as our strategy, policies and procedures to mitigate cybersecurity risks and any significant cybersecurity incidents. The audit committee also considers the impact of emerging cybersecurity developments and regulations that may affect us.
In addition to any reports from the audit committee to the board of directors regarding cybersecurity, management informs and updates the board of directors about any significant cybersecurity incidents. The full board also receives briefings from management on key components of our programs and any pressing risk or compliance matters.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.2	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.1	Share Option Scheme (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.2	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

4.6	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

11.1	Code of Conduct (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of MaloneBailey, LLP

15.3*	Consent of Mazars USA LLP

16.1	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

16.2	Letter of Mazars USA LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K filed with the SEC on June 12, 2024)

16.3	Letter of Forvis Mazars, LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K filed with the SEC on January 3, 2025)

97.1	Compensation Recoupment Policy of Intchains Group Limited

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intchains Group Limited

/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2025

INTCHAINS GROUP LIMITED

Report Of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Intchains Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Intchains Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Revision of the 2023 Financial Statements
We have audited the adjustments as described in Note 2(af), and corresponding revisions to the Note 2(g), Note 4 and Note 8 regarding the adjustments. The 2023 consolidated financial statements have been revised to correct the classification of cash and cash equivalents to short-term and long-term investments. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.
We have also audited the adjustments to the 2022 and 2023 consolidated financial statements to retrospectively apply the change in accounting for ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, discussed in Note 2(ag) and Note 22. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 and 2023 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2023 consolidated financial statements taken as a whole.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2025.
Houston, Texas
April 30, 2025

Report Of Independent Registered Public Accounting Firm
To the Board of Directors and
Shareholders of Intchains Group Limited
Opinion on the Consolidated Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting for ASU
2023-07
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
discussed in Note 2(ag) and Note 22, and revision of short-term investments and long-term investments and their fair values as discussed in Note 2(g), Note 2(af), Note 4 and Note 8, the accompanying consolidated balance sheet of Intchains Group Limited and Subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year
period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). The consolidated financial statements before the effects of the adjustments discussed in Note 2(ag), Note 22, and Note 2(g), Note 2(af), Note 4 and Note 8, are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments described in Notes 2(ag) and Note 22, Note 2(g), Note 2(af), Note 4 and Note 8, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the two-year
period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting as described in Notes 2(ag) and Note 22, Note 2(g), Note 2(af), Note 4 and Note 8 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by MaloneBailey, LLP.
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
/s/ Mazars USA LLP
We have served as the Company’s auditor from 2021 to 2024.
New York, New York
April 30, 2025

INTCHAINS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2024

		As of December 31,
	Note	2023 (Restated)	2024
		RMB	RMB	US$
		(Note 2( a f))		(Note 2(f))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	4	585,171	322,252	44,148
USDC	5	—	1,690	232
Cryptocurrency, current	9	—	30,079	4,121
Inventories, net	6	41,767	98,614	13,510
Prepayments and other current assets, net	7	47,403	69,703	9,549
Short-term investments	8	103,175	198,562	27,203

Total current assets		777,516	720,900	98,763

Non-current assets:
Cryptocurrencies, non-current	9	645	148,790	20,384
Long-term investment	8	20,000	20,569	2,818
Property, equipment and software, net	10	49,184	157,065	21,518
Intangible assets, net	11	3,425	3,552	487
Operating lease right-of-use assets	12	1,735	272	37
Deferred tax assets	19	12,899	28,942	3,965
Prepayments on long-term assets	13	113,425	—	—
Other non-current assets		421	9,419	1,290

Total non-current assets		201,734	368,609	50,499

Total assets		979,250	1,089,509	149,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		195	14,847	2,034
Contract liabilities	2(p)	9,828	37,447	5,129
Income tax payable		1,634	2,023	277
Operating lease liabilities, current	12	1,103	272	37
Provision for warranty		40	161	22
Accrued liabilities and other current liabilities	14	15,364	21,692	2,971

Total current liabilities		28,164	76,442	10,470

Non-current liabilities:
Operating lease liabilities, non-current	12	761	—	—

Total non-current liabilities		761	—	—

Total liabilities		28,925	76,442	10,470

Shareholders’ equity
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 119,876,032 and 120,081,456 issued, 119,876,032 and 120,020,962 shares outstanding as of December 31, 2023 and 2024, respectively)	15	1	1	—
Subscriptions receivable from shareholders	1 5	(1)	(1)	—
Additional paid-in capital		186,262	195,236	26,747
Statutory reserves		48,265	51,762	7,091
Accumulated other comprehensive income		1,838	3,777	518
Retained earnings		713,960	762,292	104,436

Total shareholders’ equity		950,325	1,013,067	138,792

Total liabilities and shareholders’ equity		979,250	1,089,509	149,262

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the year
s
ended December 31, 2022, 2023 and 2024

		For the year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(f))
		(in thousands, except share and per share data)
Products revenue	17	473,740	82,225	281,767	38,602
Cost of revenue		(87,021)	(73,147)	(130,452)	(17,872)

Gross profit		386,719	9,078	151,315	20,730

Operating expenses:
Research and development expenses		(48,387)	(42,304)	(109,443)	(14,994)
Sales and marketing expenses		(4,070)	(6,532)	(8,468)	(1,160)
General and administrative expenses		(11,557)	(25,210)	(30,248)	(4,144)
Impairment of long-lived assets		—	—	(210)	(29)

Total operating expenses		(64,014)	(74,046)	(148,369)	(20,327)

Income/(loss) from operations		322,705	(64,968)	2,946	403
Interest income		11,132	16,750	16,235	2,224
Foreign exchange gain/(loss), net		3,494	(524)	1,382	189
Change in fair value of cryptocurrency		—	—	21,322	2,921
Other income, net (2)	1 8	29,726	13,191	8,292	1,136

Income/(loss) before income tax expenses		367,057	(35,551)	50,177	6,873
Income tax (expense)/benefit	19	(11,856)	8,756	1,320	181

Net income/(loss)		355,201	(26,795)	51,497	7,054
Foreign currency translation adjustment, net of nil tax		—	1,838	1,939	266

Total comprehensive income/(loss)		355,201	(24,957)	53,436	7,320

Weighted average number of shares used in per share calculation (1) :
— Basic	2 1	117,647,000	119,387,937	119,936,488	119,936,488
— Diluted	2 1	117,647,000	119,387,937	120,016,243	120,016,243
Net earnings/(loss) per share
— Basic and diluted	2 1	3.02	(0.22)	0.43	0.06
Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
(2)	The reclassification of other income and interest expense and guarantee fee to other income, net can be referenced in Note 2(ae).
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the year
s
ended Decem
ber 3
1, 2022, 2023 and 2024

	Ordinary Shares (1)
	Number of Shares	Amount		Subscriptions receivables from shareholders	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Total
		(in thousands, except share and per share data)
Balance as of January 1, 2022	117,647,000	1		(1)	144,577	43,674	—	390,145	578,396

Net income and total comprehensive income for the year	—	—		—	—	—	—	355,201	355,201
Appropriations to statutory reserve	—	—		—	—	3,804	—	(3,804)	—

Balance as of December 31, 2022	117,647,000	1		(1)	144,577	47,478	—	741,542	933,597

Balance as of January 1, 2023	117,647,000	1		(1)	144,577	47,478	—	741,542	933,597

Issuance of ordinary shares	2,229,032	—	*	—	38,211	—	—	—	38,211
Share-based compensation expense	—	—		—	3,474	—	—	—	3,474
Net loss for the year	—	—		—	—	—	—	(26,795)	(26,795)
Foreign currency translation adjustment	—	—		—	—	—	1,838	—	1,838
Appropriations to statutory reserve	—	—		—	—	787	—	(787)	—

Balance as of December 31, 2023	119,876,032	1		(1)	186,262	48,265	1,838	713,960	950,325

Balance as of January 1, 2024	119,876,032	1		(1)	186,262	48,265	1,838	713,960	950,325

Cumulative effect of change in accounting principle	—	—		—	—	—	—	332	332
Issuance of shares for exercise of warrants	15,842	—	*	—	—	—	—	—	—
Share-based compensation expense	—	—		—	8,974	—	—	—	8,974
Vesting of restricted share units	129,088	—	*	—	—	—	—	—	—
Net income for the year	—	—		—	—	—	—	51,497	51,497
Foreign currency translation adjustment	—	—		—	—	—	1,939	—	1,939
Appropriations to statutory reserve	—	—		—	—	3,497	—	(3,497)	—

Balance as of December 31, 2024	120,020,962	1		(1)	195,236	51,762	3,777	762,292	1,013,067

Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

*	Represents amount less than RMB 1,000.

F-
6

INTCHAINS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year
s
ended December 31, 2022, 2023 and 2024

	For the year ended December 31,
	2022	2023 (Restated)	2024
	RMB	RMB	RMB	US$
		(Note 2(af))		(Note 2(f))
	(in thousands)
Cash flows from operating activities
Net income/(loss)	355,201	(26,795)	51,497	7,054
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Share-based compensation expense	—	3,474	8,974	1,229
Revenue recognized in the payment form of cryptocurrency	—	—	(122,028)	(16,718)
Operating expenses paid in cryptocurrency	—	—	359	49
Depreciation of property, equipment and software	1,807	3,830	4,507	617
Amortization of intangible assets	—	—	476	66
Inventory provision	1,378	24,574	38,976	5,340
Write-down of prepayments	—	141	4,404	603
Provision for inventory purchase commitments	—	—	401	55
Deferred income tax expense/(benefit)	42	(12,941)	(16,043)	(2,198)
Income from investments	—	(7)	(1,901)	(260)
Change in fair value of investments	—	(174)	60	8
Change in fair value of cryptocurrency	—	—	(21,322)	(2,921)
Impairment loss of cryptocurrency	—	34	—	—
Loss on disposal of property, equipment and software	—	4	—	—
Impairment of long-lived assets	—	—	210	29
Foreign exchange (gain)/loss	—	843	(1,382)	(189)
Changes in assets and liabilities:
Increase in USDC	—	—	(1,690)	(232)
(Increase) /Decrease in inventories	(12,342)	11,441	(95,823)	(13,128)
Increase in prepayments and other current assets	(3,844)	(23,546)	(25,626)	(3,511)
Decrease/(Increase) in other non-current assets	—	(421)	421	58
Increase /(Decrease) in accounts payable	(3,680)	(2,708)	14,652	2,007
Increase /(Decrease) in contract liabilities	(2,996)	9,822	16,702	2,288
Change in right-of-use assets and lease liabilities (1)	11	192	(129)	(18)
Increase /(Decrease) in income tax payable	2,239	(605)	389	53
Increase /(Decrease) in provision for warranty	(240)	(183)	121	17
Increase /(Decrease) in accrued liabilities and other liabilities	(10,891)	8,317	5,542	759

Net cash provided by/(used in) operating activities	326,685	(4,708)	(138,253)	(18,943)

Cash flows from investing activities :
Purchase of short-term and long-term investments	—	(123,633)	(494,836)	(67,790)
Proceeds from disposal of short-term investments	—	639	401,324	54,981
Purchase of cryptocurrency	—	(679)	(68,199)	(9,343)
Proceeds from sale of cryptocurrency	—	—	45,852	6,282
Purchase of property, equipment and software	(4,018)	(46,898)	(10,077)	(1,381)
Purchase of intangible assets	—	(3,425)	—	—
Prepayments on long-term assets	(112,856)	(569)	—	—

Net cash used in investing activities	(116,874)	(174,565)	(125,936)	(17,251)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	61,306	—	—
Payment for cost of issuance	—	(10,088)	—	—

Net cash provided by financing activities	—	51,218	—	—

Effect of exchange rate changes on cash and cash equivalents	—	995	1,270	174

Net increase/(decrease) in cash and cash equivalents	209,811	(127,060)	(262,919)	(36,020)
Cash and cash equivalents, at the beginning of year	502,420	712,231	585,171	80,168

Cash and cash equivalents at the end of year	712,231	585,171	322,252	44,148

Supplemental disclosure of cash flow information:
Cash paid for income taxes	9,575	4,790	15,422	2,113
Supplemental disclosure of non-cash activities:
Purchases of property, equipment, and software included in accrued liabilities and other liabilities	3,131	1,224	1,225	168
Revenue recognized in the payment form of cryptocurrency	—	—	122,028	16,718
Cryptocurrency received for sale of mining machines and remained in contract liabilities	—	—	10,917	1,496
Operating expenses paid in cryptocurrency	—	—	359	49
Collection of USDC from exchange of USDT	—	—	43,525	5,963
Transfer from prepayments on long-term assets to property, equipment and software	—	—	103,537	14,185
Transfer from prepayments on long-term assets to intangible assets	—	—	569	78
Transfer from prepayments on long-term assets to other non-current assets	—	—	9,319	1,277
Cumulative-effect adjustment due to the adoption of ASU 2023-08	—	—	332	45
Note:

(1)	The reclassification of amortization of right-of-use assets and (decrease) in lease liabilities to changes in right-of-use assets and lease liabilities can be referenced in Note 2(ae).
The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and principal activities

(a)	Principal activities
Intchains Group Limited (the “Company” or “Parent Company”), an exempted company with limited liability incorporated in the Cayman Islands and its subsidiaries are collectively referred to as the “Group”. The Group are principally engaged in provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications in the People’s Republic of China (the “PRC”), Singapore and other countries and regions.
Intchains DQ Asset Holding Limited and Intchains SCH Holding Limited, the limited liability companies incorporated in the British Virgin Islands (the “BVI”), are the ultimate holding companies of the Company and are owned by Mr. Qiang Ding (“Mr. Ding”) and Mr. Chaohua Sheng (“Mr. Sheng”). Mr. Ding and Mr. Sheng are the ultimate controlling shareholders (collectively, the “Controlling Shareholders” or the
“Co-Founders”)
of the Company.
As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

Name of subsidiaries	Date of incorporation	Place of incorporation	Equity interest held	Principal activities

Intchains Global Limited	October 29, 2021	The BVI	100%	Investment Holding

Intchains Pte. Ltd.	November 17, 2021	Singapore	100%	International Trading business

Intchains Investment (BVI) Limited	July 1, 2021	The BVI	100%	Investment Holding

Intchains Technology (Hongkong) Limited	July 16, 2021	Hong Kong	100%	Investment Holding and Trading business

Jerryken Intelligent Technology (Shanghai) Co., Ltd.	September 28, 2021	Shanghai, China	100%	Assembly of mining products and spare parts

Shanghai Intchains Technology Co., Ltd.	December 13, 2017	Shanghai, China	100%	Research and development of mining products and WEB3 applications

Shanghai Lianfa Information Technology Co., Ltd.	September 9, 2021	Shanghai, China	100%	Research and development of mining products and WEB3 applications

Shanghai Xinbaiwei Smart Technology Co., Ltd.	October 22, 2021	Shanghai, China	100%	Trading business

Intchains Capital Limited	May 17, 2023	Cayman Islands	100%	Investment Holding

Shanghai Dongyuanwei Information Technology Co., Ltd.	May 28, 2024	Shanghai, China	100%	Research and development of mining products and WEB3 applications

Intchains (Malaysia) Sdn. Bhd.	May 31, 2024	Malaysia	100%	Maintenance Service

InnoMech Ops Corporation	December 5, 2024	United States	100%	Mining business

Intchains Digital Corporation	December 10, 2024	United States	100%	Mining business

F-
8

(b)	Reorganization and stock subdivision
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

F-
9

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation
Pursuant to the reorganization as disclosed in Note 1(b), the Company was incorporated on June 28, 2021 and became the holding company of the companies now comprising the Group on December 6, 2021. As the Reorganization only involved inserting new holding entities at the top of an existing company and has not resulted in any change of respective interests of the shareholders, the Consolidated Financial Statements for the reporting periods have been presented as a continuation of the existing company by applying the principles of merger accounting as if the Reorganization had been completed at the beginning of the reporting periods.
The consolidated statements of operations and comprehensive income/(loss), consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows of the Group for the years ended December 31, 2022, 2023 and 2024 include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the Controlling Shareholders, where this is a shorter period. The consolidated balance sheets of the Group as of December 31, 2023 and 2024 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the Controlling Shareholders’ perspective. No adjustments are made to reflect fair values, or recognize any new assets or liabilities as a result of the Reorganization.
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
The Group believes that accounting estimation of recoverability of prepayments to vendors, recoverability of prepayments on long-term assets, impairment on long-lived assets, valuation of deferred tax assets, write-down for inventories and prepayments, provision for inventory purchase commitments, valuation and recognition of share-based compensation and provision for product warranty reflect significant judgments and estimates used in the preparation of its consolidated financial statements.
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
10

(e)	Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830,
Foreign Currency Matters
.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currencies are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income/(loss) as foreign exchange related gain or loss.
Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end
exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement
s
. The exchange rates used for translation on December 31, 2023 and 2024 were US$1.00=RMB 7.0827 and 7.1884, respectively, representing the index rates stipulated by the People’s Bank of China.

(f)	Convenience translation
The unaudited United States dollar (“US$”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.2993 on the last trading day of 2024 (December 31, 2024) as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(g)	Fair value of measurements
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
Level 2: Observable inputs, other than quoted prices, from the marketplace either directly or indirectly.
Level 3: Unobservable inputs which are supported by little or no market activity.
All of the Group’s money market funds and cryptocurrencies are classified within Level 1 of the fair value hierarchy because they were valued using quoted prices in active markets. The Group’s government securities, time deposits and structured deposits are classified within Level 2 of the fair value hierarchy and the market approach was used to determine fair value of these investments.

F-1
1

The fair values of the Group’s assets were as follows:

	December 31, 2024				December 31, 2023
						Restated, Note 2(af)
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Time deposits	20,569	—	20,569	—	69,579	—	69,579	—
Structured deposits	190,027	—	190,027	—	40,000	—	40,000	—
Government securities	8,535	—	8,535	—	13,596	—	13,596	—
Money market funds	8,648	8,648	—	—	—	—	—	—
Cryptocurrencies	178,869	178,869	—	—	Not applicable

Tot al	406,648	187,517	219,131	—	123,175	—	123,175	—

Our financial instruments that are not
re-measured
at fair value include cash and cash equivalents except for the money market funds, USDC, interest receivables, other receivables, accounts payable and other liabilities. The carrying values of these financial instruments materially approximate their fair values.

(h)	Cash and cash equivalents
Cash and cash equivalents represent cash on hand, money market funds and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. All cash and cash equivalents are unrestricted as to withdrawal and use.

(i)	USDC
USDC is a reserve-backed stablecoin issued by Circle Internet Financial, LLC which is pegged to one U.S. dollars. The Group recognized and measured USDC at unit price of US$1.00 and accounted for it as a financial instrument.

(j)	Cryptocurrencies
Tether USD (USDT) included in the current assets represent the Group’s reasonably assessment that it would sell or exchange other cryptocurrencies within one year. Other cryptocurrencies mainly comprised of Ethereum (ETH), included in the non-current
assets represent the Group’s reasonably assessment that it would hold over one year. Cryptocurrencies purchased are recorded at cost and cryptocurrencies received in the operating business are accounted for in connection with the Company’s revenue recognition policy disclosed below.
On December 13, 2023, the FASB issued ASU
2023-08,
which addresses the accounting and disclosure requirements for certain cryptocurrencies. The new guidance requires entities to subsequently measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. Retrospective restatement would not be required or allowed for prior periods. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Group early adopted ASU
2023-08
on January 1, 2024.
ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The Company determines Coinbase as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of cryptocurrencies.
The Group measures the fair value of cryptocurrencies on a monthly basis, and refers to the closing prices quoted on Coinbase exchange as the fair value at the end of every month. As of January 1, 2024, the cumulative-effect adjustment of
RMB332,000 was
recorded as an increase to the opening balance of retained earnings. Refer to note 9 for further information regarding the cryptocurrencies.
Before adoption of ASU
2023-08,
cryptocurrencies were classified as an intangible asset. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment losses were recognized within other income, net in the consolidated statements in the period in which the impairment was identified.
Purchases and sales of cryptocurrencies by the Group, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies received or paid in the operating business are non-cash
operating activities on the accompanying consolidated statements of cash flows.

F-1
2

(k)	Investments
The
Group accounts for debt security investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Group classifies the investments in debt securities as held-to-maturity,
trading or
available-for-sale,
whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. Securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost less allowance for credit losses. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings. Debt investments not classified as trading or as held-to-maturity
are classified as
available-for-sale
debt securities, which are reported at fair value, with unrealized gains and losses recorded in “accumulated other comprehensive income/(loss)” on the consolidated balance sheets.
As of December 31, 2023 and 2024, government securities are all classified as trading debt securities, which were bought and held principally for the purpose of selling them in the near term. Time deposits and structured deposits are all classified as held-to-maturity
securities with a fixed interest rate, which were held for the purpose of positive intent and ability to hold to maturity.

(l)	Inventories
The Group’s inventories consist of finished goods, work in process and raw materials, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.
Losses expected to arise from firm and
non-cancellable
commitments for the future purchase of inventory items are recognized unless the losses are recoverable through firm sales contracts or other means. We consider a variety of factors and data points when determining the existence and scope of a loss for the minimum purchase commitment. The factors and data points include Company-specific forecasts which are reliant on our limited sales history, agreement-specific provisions, macroeconomic factors and market and industry trends. Determining the loss is subjective and requires significant management judgment and estimates. Future events may differ from those assumed in our assessment, and therefore the loss may change in the future.

F-1
3

(m)	Property, equipment and software, net
Property, equipment and software are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation and amortization are calculated using the straight-line method over the shorter of their estimated useful lives of these assets or the term of the related leases. The estimated useful lives are as follows:

Leasehold improvements	the shorter of their useful lives or the lease terms
Computers and electronic equipment	3 years
Furniture	3-5 years
Software	3 years
Building	48 years
Building improvement	10 years
Motor vehicles	4 years
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income/(loss).

(n)	Intangible assets, net
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

Trademarks	9 years
Customer relationships	6 years
Website	3 years

(o)	Impairment of long-lived assets
For long-lived assets including property, equipment and software, intangible assets, right-of-use
assets, prepayments on long-term assets, and other
non-current
assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2022, 2023 and 2024, the impairment of long-lived assets recognized were nil, nil, and RMB210,000.

(p)	Contract liabilities
Proceeds received from customers before product delivery are recognized as contract liabilities and are recognized as revenue when revenue recognition criteria are met.
The advances received from customers as of December 31, 2023 and 2024 were RMB9,828,000 and RMB37,447,000
,
respectively.
The revenue recognized during years ended December 31, 2022, 2023 and 2024 that was included in the contract liabilities balance at the beginning of the year was
RMB3,002,000, RMB6,000 and RMB9,828,000, respectively.

F-1
4

(q)	Revenue from contracts with customers (ASC 606)
The Group adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Group in its determination of revenue recognition:

•	Step 1: Identify the contract(s) with the customer;

•	Step 2: Identify the performance obligations in the contract;

•	Step 3: Determine the transaction price;

•	Step 4: Allocate the transaction price to the performance obligations in the contract; and

•	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.
The transaction price is allocated to each performance obligation on a relatively standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Mining products revenue
The Group generates revenue primarily from the sale of mining products directly to a customer, such as a business or individual engaged in altcoin mining activities. The Group’s sales arrangements usually require full prepayment before the delivery of products after April 2021.
Revenue from product sales is recorded at the sales price (transaction price). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, the Group will adjust these estimates, which would affect revenue and earnings in the period when such changes are known.
The Group accepted cryptocurrency as the payment form, and recognizes revenue and recognizes the cost of cryptocurrency based on the fiat currency amount indicated in the sales contract. The quantity actually paid by the customer is locked in after conversion based on the fair value at the time of contract inception, and future price fluctuations are reflected in the change in the fair value of the cryptocurrency (see note 2(j)).
The Group recognizes products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered completed when products have been picked up by or delivered to shipper of the Group’s customers.
The Group offers a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, the Group is not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as cost of revenue. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the years ended December 31, 2022, 2023 and 2024, respectively.
Other revenues
The Company also generates a small portion of revenue from the sales of products of WEB 3 applications, and maintenance services of the mining products exceed the warranty period, which is a distinct performance obligation from sale of product. Revenue is recognized over the period when the related services were rendered to the customers or the products have been picked up by or delivered to shipper of the Group’s customers.

F-1
5

(r)	Value-added-tax (“VAT”) recoverable and surcharges
VAT recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax) were
5%-6%
of the VAT depending on the taxpayer’s location.

(s)	Cost of revenue
Cost of revenue consists of: (1) cost of products revenue, including cost of raw materials, costs of contractual manufacturers for production, shipping and handling costs, inventories write-downs, prepayments write-downs, provision for inventory purchase commitments and provision for warranty. (2) cost of other revenue, which reflects direct costs associated with providing services, including maintenance expenses and costs of products of web3 applications.

(t)	Research and development expenses
Research and development expenses consist primarily of salary and welfare for research and development personnel, preliminary research costs conducted for new projects, consulting and contractor expenses, testing and tooling materials and manufacturing for trial and other expenses in associated with research and development personnel. The Group recognizes research and development expenses as expenses when incurred.

(u)	Sales and marketing expenses
Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, traveling expenses and other expenses in associated with sales and marketing personnel. The advertising and promotion expenses were nil, nil and RMB342,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

F-1
6

(v)	General and administrative expenses
General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and professional service fees.

(w)	Government grants
Government grants represent cash subsidies received from the PRC government and VAT additional deduction. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as “other income, net” when received. Total government grants recognized in “other income, net” were
RMB 29,799,000, RMB 13,201,000 and RMB7,891,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

(x)	Lease arrangement as lessee
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

(y)	Employee social security and welfare benefits
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
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive income/(loss) amounted to
RMB5,755,000, RMB8,291,000 and RMB9,571,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

(z)	Income taxes
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
interest expense and penalty in “other income, net” in the consolidated statements of operations and comprehensive income/(loss), if there is any.

F-1
7

(aa)	Share-based compensation
The Group applies ASC 718 (“ASC 718”), Compensation—Stock Compensation, to account for its employee share-based compensation. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period.
Share-based compensation in relation to the restricted share units (“RSUs”) is measured based on the fair market value of the Company’s ordinary shares at the grant date of the award. Share-based compensation in relation to the share options is estimated using the Binomial Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these share options was determined by management with the assistance from an independent valuation firm. Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statements of operations and comprehensive income/(loss), and accordingly is recorded only for those share-based awards that are expected to vest. The Group estimates the forfeiture rate based on historical forfeitures of share-based awards and adjust the rate to reflect changes when necessary. The Group reviews and revises our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

(ab)	Statutory reserves
The Group’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax
profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).
Appropriation to the statutory reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.
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
The Group has made RMB3,804,000, RMB787,000 and RMB3,497,000 appropriations to the statutory reserve for the years ended December 31, 2022, 2023 and 2024, respectively.

(ac)	Earnings/(loss) per share
Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings/(loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s ordinary shares issuable upon the exercise of outstanding share options, restricted shares units and warrants, using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. For the years ended December 31, 2022, 2023 and 2024, the number of dilutive shares was
nil
,
nil
and
79,755
.

F-1
8

(ad)	Comprehensive income/(loss)
Comprehensive income/(loss) is defined as the changes in shareholder’s equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss) and foreign currency translation difference and is presented in the consolidated statements of operations and comprehensive income/(loss). Accumulated other comprehensive income of the Group include the foreign currency translation adjustments.

(ae)	Reclassification of Presentation in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) and Consolidated Statements of Cash Flows
To optimize the financial reporting process, other income and interest expense and guarantee fee of comparative prior period in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) were reclassified to conform with its current presentation of other income, net in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss). In the Group’s Consolidated Statements of Operations and Comprehensive Income/(
Loss
) for the year ended December 31, 2022, we reclassified (1) RMB73,000 of interest expense and guarantee fee to other income, net; and (2) RMB29,799,000 of other income to other income, net. The net income/(loss) and total comprehensive income/(loss) for the year ended December 31, 2022 were not changed as a result of these reclassifications. Refer to Note 18 for further information on other income, net.
Amortization of
right-of-use
assets and decrease in lease liabilities of comparative prior period in the Group’s Consolidated Statements of Cash Flows were reclassified to conform with its current presentation of change in right-of-use
assets and lease liabilities in the Group’s Consolidated Statements of Cash Flows. In the Group’s Consolidated Statements of Cash Flows for the year ended December 31, 2022, we reclassified (1) RMB946,000 respectively of amortization of right-of-use
assets to change in
right-of-use
assets and lease liabilities; and (2) RMB935,000 respectively of decrease in lease liabilities to change in right of-use
assets and lease liabilities. The net cash provided by/(used in) operating activities for the year ended December 31, 2022 were not changed as a result of these reclassifications.

(af)	Revision of short-term investments and long-term investment
Our consolidated balance sheet as of December 31, 2023, and consolidated statement of cash flows for the fiscal year ended December 31, 2023, have been revised for errors made with regard to misclassification of short-term and long-term investments to cash and cash equivalents. The restatement has been made to properly reflect the revision in the aforementi on
ed period.
Such revision did not impact consolidated total assets, total liabilities or total shareholder’s equity as of December 31, 2023, and 2024, or comprehensive income/(loss) for the years ended December 31, 2023 and 2024.
The following table presents the effect of the aforementioned reclassifications on our consolidated balance sheet as of December 31, 2023:

	As of December 31, 2023
	As Previously Reported	Adjustments	As Revised
	(in thousands)
Cash and cash equivalents	694,750	(109,579)	585,171
Short-term investments	13,596	89,579	103,175
Total current assets	797,516	(20,000)	777,516
Long-term investment	—	20,000	20,000
Total non-current assets	181,734	20,000	201,734
Total Assets	979,250	—	979,250

The following table presents the effect of the aforementioned revision on our consolidated statement of cash flows for the fiscal year ended December 31,
2023
:

	For the year ended December 31, 2023
	As Previously Reported	Adjustments	As Revised

	(in thousands)
Purchase of short-term and long-term investments	14,054	109,579	123,633
Net cash used in investing activities	64,986	109,579	174,565
Cash and cash equivalents at the end of year	694,750	(109,579)	585,171

(ag)	Recently issued accounting pronouncements

i.	New and amended standards adopted by the Group:
On December 13, 2023, the FASB issued ASU
No. 2023-08,
Accounting for and Disclosure of Crypto Assets (“ASU
2023-08”),
which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning December 15, 2024, with early adoption permitted. The Group early adopted ASU
2023-08
on January 1, 2024. As of January 1, 2024, the Company recorded a cumulative-effect adjustment of RMB332,000 to retained earnings.
In November 2023, the FASB issued ASU
No. 2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU
2023-07”),
which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC No. 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU
2023-07
is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. Refer to Note 2
2
, Operating Segments for more information.

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
On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 enhances transparency in financial reporting by requiring public business entities (PBEs) to disclose more detailed information about specific natural expense categories included in their income statement captions. And on January 6, 2025, the FASB issued ASU 2025-01 to clarifies that all public business entities must adopt the guidance in ASU 2024-03 for: Annual reporting periods beginning after December 15, 2026 and Interim reporting periods within annual periods beginning after December 15, 2027. The Company is evaluating the effects, if any, of the adoption of these guidance on its consolidated financial statements and related disclosure
.
F-
20

3.	Risks and concentration

(a)	Concentration of credit risk
Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, interest receivables and long-term investment. As of December 31, 2023 and 2024, a majority of the Group’s cash and cash equivalents, short-term investments, interest receivables and long-term investment were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.
The Group’s sales arrangements usually require full prepayment before the delivery of products after April 2021. For credit sales, the Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. There was no allowance for doubtful accounts recorded as of December 31, 2023 and 2024.
Customers which contributed more than 10% of total revenue are as below:

	For the year ended December 31,
	2022	2023	2024
Customer A	47%	42%	0%
Customer B	33%	1%	31%
Customer C	17%	1%	0%
Customer D	1%	56%	20%
Customer E	0%	0%	10%

(b)	Supplier concentration
The Group currently purchased all of its integrated circuits, an important component of its mining products, from one third-party foundry partner for the years ended December 31, 2022 and 2023, and two third-party foundry partners for the years ended December 31, 2024. Although only a limited number of manufacturers for such integrated circuits are available, management believes that other suppliers could provide similar integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

F-2
1

4.	Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As of December 31,
	2023	2024
	Restated, Note 2(af)
	(in thousands)
Cash	585,171	313,604
Money market funds	—	8,648

Ending balance	585,171	322,252

The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2023 and 2024:

	RMB		RMB equivalent USD		RMB equivalent SGD	Total in RMB
	China	Overseas	China	Overseas	Overseas
	(in thousands)
December 31, 2023 (Restated, Note 2(af))	516,923	—	66,174	460	1,614	585,171

December 31, 2024	199,572	—	91,020	29,023	2,637	322,252

5.	USDC

	As of December 31,
	2023	2024
	(in thousands)
USDC	—	1,690

As of December 31, 2023 and 2024, the Company held nil,
and RMB
1,690,000 USDC, respectively. The fair value of USDC
w
a
s
kept at $1.00 because one USDC is pegged to one U.S. dollar.
The following table presents additional information about USDC for the years ended December 31, 202
3
and 202
4
:

	As of December 31,
	2023	2024
	(in thousands)
Opening balance	—	—
Collection of USDC from sales of mining products	—	2,328
Collection of USDC from exchange of USDT	—	43,525
Exchange of USDC into USD	—	(44,171)
Payment of services fees and other expenses	—	(8)
Foreign exchange gain	—	16

Ending balance	—	1,690

6.	Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2023	2024
	(in thousands)
Finished goods	36,224	2,346
Work in process	9,756	127,681
Raw materials	20,686	29,834

Inventories	66,666	159,861
Less: inventory provision	(24,899)	(61,247)

Total	41,767	98,614

F-2
2

During the years ended December 31, 2022, 2023 and 2024, the Group recognized inventories write-down of RMB1,378,000, RMB24,574,000 and RMB38,976,000 in cost of revenue, respectively.

7.	Prepayments and other current assets, net
Prepayments and other current assets, net consist of the following:

	As of December 31,
	2023	2024
	(in thousands)
Prepayments and other current assets, net:
VAT deductible	3,989	25,923
Prepayments to vendors (Note a)	33,254	40,574
Income tax receivables	—	1,088
Interest receivables	9,844	1,346
Rental and other deposits	102	531
Others	214	241

Total	47,403	69,703

Note a: Prepayments to vendors mainly represent prepayments made to two third-party suppliers for foundry service. The Group also records a write-down for the prepayment to third-party suppliers when the Group believes that the net realizable value is less than carrying amount. For the years ended December 31, 2022, 2023 and 2024, the Group recorded write-downs of nil, RMB141,000 and RMB4,404,000 for the prepayment to the third-party suppliers in cost of revenue.

F-2
3

8.	Short-term investments and long-term investment
Short-term investments and long-term investment classified by security type as of December 31, 2023 and 2024 consisted of the following:

	As of December 31, 2023				As of December 31, 2024
			Restated, Note 2(af)
	Adjusted cost	Gross unrealized Gains	Short-term investments	Long-term investment	Adjusted cost	Gross unrealized Gains	Gross unrealized Losses	Short-term investments	Long-term investment
	(in thousands)
Held to maturity investments
Time deposit s (Note a)	69,579	—	49,579	20,000	20,569	—	—	—	20,569
Structured deposits (Note b)	40,000	—	40,000	—	190,027	—	—	190,027	—

Trading investments
Government securities	13,422	174	13,596	—	8,595	40	(100)	8,535	—

Total investme nts	123,001	174	103,175	20,000	219,191	40	(100)	198,562	20,569

Note a: As of December 31, 2024, the Group’s time deposit had contractual maturity date within two years and paid the prospective rates of return at 2.7%. The Company recorded interest income on the investment of nil, nil and RMB569,000 for the years ended December 31, 2022, 2023 and 2024, respectively.
Note b: As of December 31, 2024, all of the Group’s structured deposits had contractual maturity dates within one year and paid the prospective rates of return ranging from 1.9% to 2.4%. The Company recorded interest income on the investments of nil, nil and RMB1,027,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

9.	Cryptocurrencies
Cryptocurrencies holdings were comprised of the following:

	As of December 31,
	2023	2024
	(in thousands)
Current assets
USDT	—	30,079

Non-current assets
ETH	538	124,554
ETH-Coinbase Staked	107	16,688
Bitcoin	—	7,049
Others(Note a)	—	499

	645	148,790

The following table presents the Gorup’s cryptocurrencies holdings as of December 31, 2024:

	Quantity	Cost basis	Fair Value
		(in thousands)
USDT	4,190,331	30,148	30,079
ETH	5,075	108,563	124,554
ETH-Coinbase Staked	627	12,944	16,688
Bitcoin	10.29	5,180	7,049
Others (Note a)	Multiple	564	499
Note a: The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance.

F-2
4

The following table presents additional information about USDT for the years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(in thousands)
Opening balance	—	—
Collection of USDT from sales of mining products	—	125,242
Exchange of USDT into USDC	—	(43,525)
Exchange of USDT into USD	—	(1,786)
Exchange of USDT into ETH	—	(49,771)
Payment of services fees and other expenses	—	(352)
Changes in fair value of USDT	—	(42)
Foreign exchange gain	—	313

Ending balance	—	30,079

The following table presents additional information about ETH and
ETH-Coinbase
Staked for the years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(in thousands)
Opening balance	—	645
Cumulative-effect adjustment due to the adoption of ASU 2023-08	—	332
Purchase of ETH and ETH-Coinbase Staked in cash	679	67,465
Collection of ETH from sales of mining products	—	2,394
Collection of ETH from exchange of USDT	—	49,771
Payment of services fees and other expenses	—	(2)
Changes in fair value of ETH and ETH-Coinbase Staked	—	19,372
Impairment of ETH and ETH-Coinbase Staked	(34)	—
Foreign exchange gain	—	1,265

Ending balance	645	141,242

The following table presents additional information about Bitcoin and others (“Others”) for the years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(in thousands)
Opening balance	—	—
Collection of Others from sales of mining products	—	5,309
Purchase of Others in cash	—	734
Disposal of Others in cash	—	(541)
Payment of services fees and other expenses	—	(5)
Changes in fair value of Others (Note a)	—	1,992
Foreign exchange gain	—	59

Ending balance	—	7,548

Note a: The amount includes cumulative realized gains of RMB177,000 and unrealized gains of RMB1,815,000 during the year ended December 31, 2024.

F-2
5

10.	Property, equipment and software, net
Property, equipment and software, net consisted of the following:

	As of December 31,
	2023	2024
	(in thousands)
Cost
Building	42,041	41,484
Building improvements	1,130	1,632
Leasehold improvements	156	148
Computers and electronic equipment	5,515	9,836
Furniture	980	1,155
Motor vehicles	351	358
Software	5,308	5,524
Construction in progress (Note a)	—	107,942

Total cost	55,481	168,079
Less: Accumulated depreciation and amortization	(6,297)	(10,804)
Provision for the impairment of property, equipment and software	—	(210)

Property, equipment and software, net	49,184	157,065

Note a: On December 21, 2021, the Group entered into a sale and purchase agreement (the “S&P Agreement”) with an independent third party, pursuant to which, the Group agreed to purchase a premise located in Shanghai, the PRC, at a consideration of RMB112,855,500, and fulfill certain tax requirement that during the period starting from the date of the S&P Agreement to December 31, 2024, the total amount of taxes payments would be not less than approximately RMB50,000,000 in aggregate. In the event that the Group fails to meet the tax requirements of RMB50,000,000
(the “Tax Requirement”)
,

the counterparty has the right to demand a delay in delivering the premise until the Group supplements the taxation requirements, or to terminate the S&P agreement by returning all prepayments to the Group without any penalty. Although phased requirements for the taxation of RMB50,000,000 are stated in the S&P agreement, the fulfillment of these phased requirements only affects the Group’s entitlement on certain government subsidies and does not involve the counterparty’s right to terminate the S&P agreement. The consideration has been fully paid in August 2022. The prepayments are refundable subject to (i) the agreement is terminated by uncontrollable factors of which the liability of breach of agreement does not lay on either the seller or the Group, or (ii) the agreement is terminated by the Group on the ground that the seller cannot fulfill the responsibility of the agreement. As of December 31, 2024, the Group fulfilled 92% of the Tax Requirement. As of the reporting date, the Group fulfilled 99% of the Tax Requirement. Furthermore, the Group has been notified by the third party that the agreement will not be terminated. The premise was completed on July 26, 2024. The Group and the third party signed the house handover agreement on the same day and then started the renovation. As of December 31, 2024, the renovation has not been completed and the balance of construction in progress is RMB107,942,000, including RMB103,537,000 transferred from prepayments on long-term assets after deducting value-added tax, and additional renovation expenses of RMB4,405,000.
Provision for the impairment of property, equipment and software recorded for the years ended December 31, 2023 and 2024 was nil, and RMB210,000, respectively, and was recorded in “impairment of long-lived assets”. The impairment was related to the modules of certain mining products which were discontinued.
Depreciation expenses recognized for the years ended December 31, 2022, 2
023
and 2024 are summarized as follows:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Research and development expenses	1,611	3,491	3,841
Sales and marketing expenses	40	115	171
General and administrative expenses	156	224	495

Total	1,807	3,830	4,507

F-2
6

11.	Intangible assets, net
Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024
	(in thousands)
Amortized intangible assets with finite lives:
Cost: Trademarks	3,425	3,454
Customer relationships	—	484
Website	—	90

Total cost	3,425	4,028
Less: Accumulated amortization	—	(476)

Intangible assets, net	3,425	3,552

On December 8, 2023, the Group entered into an asset acquisition agreement with GOLDSHELL PTE. LTD., a Singapore-based company, to acquire specific assets utilized in the operation of its Goldshell WEB3 infrastructure brand (referred to as the “Transaction” hereafter). The consideration for this transaction amounted to USD550,000, fully settled in cash by December 31, 2023. The Transaction was accounted as an asset acquisition, through which the Group acquired three identifiable assets: trademarks, customer relationships, and website. The trademarks are applied and registered in the EU, United States, UK, Hong Kong SAR, and Singapore. The total purchase price, encompassing the transaction consideration of USD550,000 and direct transaction costs of SGD14,000 (equivalent to USD10,000), amounted to USD560,000 (equivalent to RMB4,028,000), with allocations to trademarks, customer relationships, and website at USD480,000 (equivalent to RMB3,454,000), USD67,000 (equivalent to RMB484,000), and USD13,000 (equivalent to RMB90,000) respectively. As of December 31, 2023, all trademarks have been officially transferred to the Group and were recorded under “intangible assets, net”, while the transfer process for customer relationships and website was ongoing, with their allocated purchase prices recorded in “prepayments on long-term assets”. On February 28, 2024, the Transaction was completed, and customer relationships and website were recorded under “intangible assets, net”.
Amortization expense for the year ended December 31, 2022, 2023 and 2024 was nil, nil and USD66,000(equivalent to RMB476,000), respectively.
As of December 31, 2024, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

Amounts
(in thousands)
Year Ending December 31,
2025	495
2026	495
2027	470
2028	464
2029 and after	1,628

3,552

12.	Lease
The Group leases facilities under
non-cancellable
operating leases. The terms of substantially all of these leases are one to three years. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.
(a) The components of lease expenses were as follows:

	For the year ended December 31,
	2022	2023	2024
		(in thousands)
Lease cost:
Amortization of right-of-use assets	946	1,103	588
Interest of lease liabilities	73	62	56
Expenses for short-term lease within 12 months	(153)	1,075	1,084

Total lease cost	866	2,240	1,728

F-2
7

(b) Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Cash paid for amounts included in the measurement of lease
Operating cash flows from operating leases	1,008	1,050	773
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	2,213	—
Lease liability settled through termination of lease:
Operating leases	—	627	875
Right-of-use assets disposed through termination of lease:
Operating leases	—	704	875
(c) Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2022	2023	2024
Weighted-average remaining lease term
Operating leases	18.55 months	21.00 months	2.00 months
Weighted-average discount rate
Operating leases	4% per annum	4% per annum	4% per annum
(d) Maturities of lease liabilities were as follows:

As of December 31,
2024
(in thousands)
Year Ending December 31,
2025	272

Total undiscounted lease payments	272
Less: imputed interest	—

Total lease liabilities	272

Amounts due within 12 months	272
Non-current lease liability	—

F-2
8

13.	Prepayments on long-term assets
The following is a summary of prepayments on long-term assets as of December 31,2023 and 2024:

	As of December 31,
	2023	2024
	(in thousands)
Prepayments on buildings (Note a)	112,856	—
Prepayments on other non-current assets (Note b)	569	—

	113,425	—

Note a: As of December 31, 2024, the prepayments on buildings transferred to “Property, equipment and software, net” was RMB103,537,000 (refer to Note 10), an
d the VAT portion of the building transferred to “other
non-current
assets” was RMB9,319,000.
Note b: The amount represents the prepaid allocated purchase price for customer relationships and website, which finished the transfer process and transferred to “intangible assets, net” in 2024.

14.	Accrued liabilities and other current liabilities

	As of December 31,
	2023	2024
	(in thousands)
Salary and welfare payable	8,915	12,798
Other tax payables	3,221	1,952
VAT received from customers related to contract liabilities	—	2,690
Provision for reserve for inventory purchase commitments (Note a)	—	401
Others	3,228	3,851

Total	15,364	21,692

Note a: The Group entered into several contracts to purchase foundry service. These contracts represent firm purchase commitments which are evaluated for potential losses. As of December 31, 2023 and 2024, the Group’s purchase obligation to third-party suppliers for foundry service
was nil and USD1,013,000

(equivalent to RMB7,282,000), respectively. The Group applied the guidance in ASC Topic 330, Inventory, to assess the purchase commitment and related loss, using such factors as Group-specific forecasts which are reliant on the Group’s limited sales history, agreement-specific provisions, macroeconomic factors and market and industry trends. For the year
s
ended December 31, 2023 and 2024, a provision of nil and RMB401,000 was
recognized in cost of revenue for the Group’s inventory purchase commitments under foundry service contracts.

F-2
9

15.	Share capital
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
In March 2023, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market. In the IPO, 1,114,516 American depositary shares (“ADSs”), representing 2,229,032 Class A ordinary shares, were issued and sold to the public at a price of USD 8.00 per ADS, after underwriter partially exercised over-allotment option to purchase additional ADSs. Net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled
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
basis.
On January 22, 2024, Maxim Partners LLC exercised the Underwriter’s Warrants granted in connection with our initial public offering on the Nasdaq Capital Market in full through a cashless exercise to acquire 7,921 of our ADSs.
On May 28, 2024 and December 3, 2024 the Company issued 65,609 and 29,182 ADSs under the 2022 Share Incentive Plan. As of December 31, 2023 and 2024, nil and 30,247 ADSs are considered issued but not outstanding.
As of December 31, 2023 and 2024, there were a total of 119,876,032 and 120,081,456 Class A and Class B ordinary shares issued, 119,876,032 and 120,020,962 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2024, the outstanding shares consist of (1) 56,028,722 Class A ordinary shares and (2) 63,992,240 Class B ordinary shares, which were held by the Chairman and CEO, and CTO of the Group.

F-
30

16.	Share-based compensation
The Group adopted the “2022 Share Incentive Plan” on July 12, 2022 (“The Plan”), by the way of special resolution passed on July 12, 2022, which became effective upon the completion of the proposed initial public offering of American Depositary Shares of the Company in March 2023 and shall continue for 10 years unless amended or terminated by the board of directors
. The Company could use the following awards authorized for issuance or grant under the Plan: options, share appreciation rights, share awards, restricted share units (“RSUs”), dividend equivalents or other share-based awards. The maximum aggregate number of shares that may be issued under the Plan is initially 6,500,000
s
hares and shall automatically increase on the first trading day in January each calendar year during the term of the Plan, beginning on the first trading day in January 2023, by an amount equal to 1% of the total number of
s
hares outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of
s
hares as determined by the
board of directors
, but in no event shall any such annual increase exceed 1,350,000 Shares. The shares issued under the Plan may be authorized, but unissued, or reacquired shares (subject to applicable laws), including shares repurchased by the Company on the open market.
(a) RSUs
The following table summarize the Group’s RSU activities under the 2022 Plan:

	Number of RSUs	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2022	—	—
Granted	135,706	8.50
Vested	—	—
Canceled/forfeited	(4,984)	8.50

Awarded and unvested as of December 31, 2023	130,722	8.50

Granted	199,998	8.30
Vested	(64,544)	8.50
Canceled/forfeited	(5,493)	8.50

Awarded and unvested as of December 31, 2024	260,683	8.35

Vested and expected to vest as of December 31, 2024 (Note a)	308,688	8.38

Note a: RSUs expected to vest are the result of applying the pre-vesting
forfeiture rate assumptions to total outstanding RSUs.
In 2024, the Group granted 199,998 RSUs to the Group’s employees under The Plan. The Group used closing price of ordinary share to determine the fair value of the RSUs. Compensation expense related to RSUs with service conditions is recognized over the requisite service period, which is generally the vesting term of up to four years.
As of December 31, 2024, there were RMB 8,939,000 of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 3.1 years.
During the years ended December 31, 2022, 2023 and 2024, the Group recognized share-based compensation expense of nil, RMB2,122,000 and RMB7,334,000, respectively, in connection with the above RSUs.

F-3
1

(b) Share options
A summary of the changes in the share options relating to ordinary shares granted by the Group during the year ended December 31, 2023 and 2024 is as follows:

	Number of share options	Weighted average excercise price	Weighted average remaining contractual life	Aggregate Intrinsic Value
		US$	(in years)	US$
Outstanding as of December 31, 2022	—	—	—	—
Granted	135,079	8.0	10.0	—
Exercised	—	—	—	—
Canceled/forfeited	(2,000)	8.0	—	—

Outstanding as of December 31, 2023	133,079	8.0	9.4	—

Granted	—	—	—	—
Exercised	—	—	—	—
Canceled/forfeited	(15,202)	8.0	—	—

Outstanding as of December 31, 2024	117,877	8.0	8.4	—

Vested and exercisable as of December 31, 2024 (Note a)	29,470	8.0	8.4	—
Vested and expected to vest as of December 31, 2024 (Note b)	112,614	8.0	8.4	—
Note a: No outstanding share options will be exercisable after the expiry of a period of up to ten years from the date of grant.
Note b: Share options expected to vest are the result of applying the pre-vesting
forfeiture rate assumptions to total outstanding share options.
The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares. As of December 31, 2024, the aggregate intrinsic value of all outstanding options was nil.
During the years ended December 31, 2022, 2023 and 2024, share-based compensation expense recognized by the Group related to the option were nil, RMB1,352,000 and RMB1,640,000, respectively. As of December 31, 2024, total unrecognized share-based compensation expense relating to unvested share options was RMB1,322,000, which is expected to be recognized over a weighted-average period of 2.4 years.
The Group calculated the estimated fair value of the options on the respective grant dates using the binomial tree valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

For the year ended December 31,
2023
Risk-free interest rate(i)	3.76%
Expected volatility(ii)	77%
Expected dividend yield(iii)	0%
Exercise multiple(iv)	2.2 to 2.8
Forfeiture rate (v)	2% to 10%
Fair value of underlying ordinary shares	US$ 8.5
Fair value of share option	US$5.2670 to US$5.7275

i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect on the measurement date.
ii)	The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Group’s options.
iii)	Expected dividend yield is assumed to be nil as the Group has no history or expectation of paying a dividend on its ordinary shares.
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

F-3
2

(c) Share-based compensation expense by function:
The Group recognized share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Research and development expenses	—	1,972	6,292
Sales and marketing expenses	—	818	1,376
General and administrative expenses	—	684	1,306

Total	—	3,474	8,974

F-3
3

17.	Products revenue
In accordance with ASC 606, the Group disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors. The following table summarizes the disaggregation of revenue:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Products revenue	473,740	82,197	281,367
Mining products	473,740	68,358	281,367
Intelligent router products (Note a)	—	13,839	—
Other revenue	—	28	400

	473,740	82,225	281,767

Note a: In 2023, the revenue was substantially derived from a one-off
sale of intelligent router products, totaling RMB13,839,000 for the year ending December 31, 2023. These intelligent router products were produced by external vendors and integrated with our software solutions for resale purposes. This was a one-off
transaction for the Group, with no plans in place to pursue this business line in the future.

18.	Other income, net

	For the year ended December 31,
	2022	2023	2024
	(in thousands)

Government grants (Note a)	29,799	13,201	7,891
Interest expense and guarantee fee	(73)	(62)	(56)
Unrealized change in fair value of investments	—	174	(60)
Realized change in fair value of investments	—	—	740
Others	—	(122)	(223)

	29,726	13,191	8,292

Note a: The government grants are provided by local government to support the qualified research and development projects with no repayment obligations. The amount recognized represents conditions for meeting grants are fulfilled for the years ended December 31, 2022, 2023 and 2024.

19 .	Income Taxes

(a)	Cayman Islands
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

F-3
4

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
Shanghai Intchains obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019 and received approval from the tax authority on the renewal of its HNTE status in December 2022, which entitled it to the preferential income tax rate of
 15
% effective retroactively from 2022 to 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a

5-year
tax holiday (two years full exemption followed by three years half reduction) beginning from 2021 after utilizing all prior years’ tax losses. The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.
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
As of December 31, 2023 and 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

F-3
5

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the year ended December 31,
	2022	2023	2024
PRC statutory income tax rates	25.00%	25.00%	25.00%
Effect of different tax rates available to different jurisdictions	—	(1.25%)	(10.95	% )
Effect of preferential tax rates and tax holiday	(18.34%)	(12.20%)	5.07%
Effect of expenses not deductible for tax purposes (i)	0.01%	(1.56%)	2.55%
Effect of additional deduction of research and development expense	(2.64%)	13.01%	(26.14%)
Effect of tax losses and temporary differences not recognized	(0.81%)	1.64%	2.84%
Change in valuation allowance	—	—	(1.00%)

Total	3.22%	24.64%	(2.63%)

(i)	Expenses not deductible for tax purposes primarily consist of share-based compensation expense and entertainment expenses exceeding the pre-tax deduction limit.
Composition of income tax expense/(benefit)
The current and deferred portions of income tax expense/(benefit) included in the consolidated statements of operations and comprehensive income/(loss) are as follows:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Current tax	11,814	4,185	14,723
Deferred taxation	42	(12,941)	(16,043)

Income tax expenses/(benefit)	11,856	(8,756)	(1,320)

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(in thousands)
Deferred tax assets:
Accrued expense and others	129	324
Inventory provision	3,996	10,090
Impairment on prepayment	35	696
Provision of purchase commitment	—	60
Impairment of long-lived assets	—	32
Product warranty	6	24
Tax loss	9,883	19,145

Total deferred tax assets before valuation allowance	14,049	30,371
Valuation allowance	(503)	—

Total deferred tax assets	13,546	30,371

Deferred tax liabilities:
Unrealized gain and accrued interest income on investments	—	(264)
Accelerated tax depreciation	(647)	(1,165)

Total deferred tax liabilities	(647)	(1,429)

Presentation in the consolidated balance sheets:
Net deferred tax assets	12,899	28,942

F-3
6

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
The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not
have any significant unrecognized uncertain tax positions.
As of December 31, 2023 and 2024, the Group had tax loss carry-forwards of approximately RMB62,534,000 and RMB127,398,000 derived from one and two PRC subsidiaries, respectively. The operating losses can be carried forward for ten
and five years to offset future taxable profit for the subsidiary qualified as HNTE and another PRC subsidiary, respectively. The PRC entity’s tax losses of RMB359,000,
RM
B
54,219,000 and RMB72,820,000 will expire, if unused, by 2029, 2033 and 2034, respectively. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards. As of December 31, 2023, the Group had taxable losses of RMB
2,957,000
derived from the entity in Singapore and was fully used in the year ended December 31, 2024.
Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. If events occur in the future that allow the Group to realize part or all its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of December 31, 2023, the valuation allowance of RM
B503,000
was principally related to the tax loss from the entity in Singapore, due to the Group did not believe that sufficient positive evidence existed to conclude that the recoverability of deferred tax assets of the entity in Singapore was more likely than not to be realized. As of December 31, 2024, the entity in Singapore derived sufficient revenue and the allowance was fully reversed.
The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Beginning balance	—	—	503
Additions during the year	—	503	—
Reverse during the year	—	—	(503)

Ending balance	—	503	—

2 0 .	Related party transactions
The Group did not have
related party transactions during the years ended December 31, 2022, 2023 and 2024.

2 1 .	Basic and diluted net earnings/(loss) per share
Basic and diluted earnings per share have been calculated in accordance with ASC 260 on computation of earnings per share for each of the years ended December 31, 2022, 2023 and 2024, are calculated as follows:

	For the year ended December 31,
	2022	2023	2024
	(in thousands, except share and per share data)
Basic and diluted net earnings/(loss) per share calculation
Numerator:
Net earnings/(loss) attributable to ordinary shareholders, basic and diluted	355,201	(26,795)	51,497
Denominator:
Weighted-average ordinary shares outstanding, basic 1)	117,647,000	119,387,937	119,936,488
Weighted-average ordinary shares outstanding, diluted 1)	117,647,000	119,387,937	120,016,243
Net earnings/(loss) per share attributable to ordinary shareholders:
Basic	3.02	(0.22)	0.43
Diluted	3.02	(0.22)	0.43
Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.
For the year ended December 31, 2023, the effects of all outstanding RSUs, share options and warrants have been excluded from the computation of diluted loss per share due to its anti-dilutive effect.

F-3
7

2 2 .	Operating Segments
ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.
The Group’s
Chief Executive Officer
,
as the CODM, organizes the Group, manages resource allocations and measures performance within a single reporting unit and single reporting segment, and that is managed on a consolidated basis. The Group derives revenue from its customers by providing mining products, as well as a small portion of the related maintenance fee income and products of WEB 3 applications. The accounting policies of the Group’s one operating segment are the same as those described in the summary of significant accounting policies
. The CODM is regularly provided with and assesses performance for its one operating segment with only the consolidated expenses and net income as presented in the consolidated statements of operations and comprehensive income/(loss). The CODM uses these performance measures to evaluate the Group’s profitability and monitor budget versus actual results.
In addition to the significant expense categories and net income presented in the consolidated statements of operations and comprehensive income/(loss), see below for disaggregated cost of revenue and research and development expenses:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)

Cost of revenue (excluding the impact of write-down)	85,643	48,432	86,671
Inventory provision, write-down of prepayments and provision for inventory purchase commitments	1,378	24,715	43,781

Total cost of revenue	87,021	73,147	130,452

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Salary, bonus, welfare and share-based compensation expense	21,963	34,792	45,707
New products development	24,813	4,021	59,895
Depreciation	1,611	3,491	3,841

Total research and development expenses	48,387	42,304	109,443

The Group’s long-lived tangible assets, as well as the Group’s operating lease right-of-use assets recognized on the consolidated balance sheets were substantially located in PRC.
The geographical region of revenue generated is based on the location where the customers based or the services were provided:

	For the year ended December 31,
	2022	2023	2024
	(in thousands)
Mainland China	473,740	82,225	128,250
Hong Kong	—	—	107,871
Other countries or regions	—	—	45,646

Total	473,740	82,225	281,767

2 3 .	Commitments and contingencies
As of December 31, 2023 and 2024, the Group was not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows. In addition to the information disclosed elsewhere in the notes to the consolidated financial statements, the Group had no significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023 and 2024.

2 4 .	Subsequent events
On March 25, 2025, the Group has entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Institutional Investor”) for a registered direct offering of 361,011 ADSs at US$2.77 per ADS. The Group has also agreed to issue to the Institutional Investor warrants (the “Warrants” and, together with the ADSs, the “Securities”) to purchase up to an aggregate of 361,011 ADSs (representing 722,022 Class A Ordinary Shares), at an exercise price of $2.77 per ADS. The Warrants are exercisable at any time on or after the date of issuance and expire five years from the date of issuance. In addition, pursuant to the Purchase Agreement, the Group have agreed, subject to certain exceptions, to grant the Institutional Investor an additional purchase option to purchase up to an aggregate of $1.0 million of additional ADSs at the applicable per ADS purchase price determined pursuant to the terms of the Purchase Agreement or at a price mutually agreed to by the parties. The Institutional Investor may exercise this option in whole or in part at any time during the period commencing on the effective date until 60 days after the closing of this offering, provided that the Institutional Investor may exercise this option only once during such period. On March 27, 2025, the Group closed the registered direct offering and received gross proceeds of US$1.0 million from the issuance and sale of the ADSs and Warrants, before deducting the placement agent fees and other offering expenses payable by the Company. We intend to use the net proceeds primarily for upgrading our offerings of altcoin mining machines, with the remaining proceeds allocated to working capital and other general corporate purposes that support our long-term goals.

2 5 .	Restricted net assets
As stipulated by the relevant laws and regulations in the PRC, the companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The PRC subsidiaries are required to annually appropriate
 10
%

of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached
50
% of their respective registered capital. As of December 31, 2023 and 2024, due to the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC, the Group had PRC statutory reserve and restricted net assets of RMB48,265,000, or 5% of the Group’s total consolidated net assets, and RMB51,762,000, or 5% of the Group’s total consolidated net assets, respectively.

F-3
9