Form 20-F/A
period 2024-12-31
Intchains Group Ltd
filed 2025-04-30
CIK 1895597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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
☐
 Yes
☐
 No

EXPLANATORY NOTE
Intchains Group Limited (the “Company”) is filing this Amendment No. 1 on Form
20-F/A
(the “Amendment”) to its Annual Report on Form
20-F
for the fiscal year ended December 31, 2024, which was originally filed on April 30, 2025 (the “Original Filing”) for the purpose of correcting the date on the Mazars USA LLP’s Report of Independent Registered Public Accounting Firm, as appeared on page
F-3
and Exhibit 15.3 of the of the Original Filing.
As required by Rule
12b-15
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule
13a-14(a)
under the Exchange Act are also being filed as exhibits to this Amendment.
Other than as required to reflect the amendment made to the cover page, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Filing, or reflect any events that have occurred after the filing of the Original Filing. This Amendment should be read in conjunction with the Original Filing, which continues to speak as of the date of the Original Filing.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit Number	Description

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.3*	Consent of Mazars USA LLP

101.INS***	Inline XBRL Instance Document

101.SCH***	Inline XBRL Taxonomy Extension Schema Document

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
***	Previously filed with the Original Filing

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
(PCAOB ID 206)

F-2

Table of Contents
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
March 18, 2024

F-3