Form 20-F
period 2025-12-31
Intchains Group Ltd
filed 2026-04-13
CIK 1895597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 121,423,854 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs.

●	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares.

●	“ASICs” refers to application-specific ICs, meaning ICs designed for a specific application.

●	“CAC” refers to the Cyberspace Administration of mainland China.

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China all references to “Renminbi” or “RMB” are to the legal currency of mainland China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

●	“Class A ordinary shares” refers to our class A ordinary shares, par value US$0.000001 per share.

●	“Class B ordinary shares” refers to our class B ordinary shares, par value US$0.000001 per share.

●	“Company” refers to Intchains Group Limited, a Cayman Islands company and its subsidiaries.

●	“CSRC” refers to the China Securities Regulatory Commission.

●	“EIT” refers to enterprise income tax.

●	“IC” or “chips” refers to integrated circuits.

●	“iterate” or “iteration” refers to the act of repeating a process, either to generate an unbounded sequence of outcomes, or with the aim of approaching a desired goal, target or result.

●	“mainland China” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this report.

●	“MIIT” refers to the Ministry of Industry and Information Technology of mainland China.

●	“NDRC” refers to the National Development and Reform Commission of mainland China.

●	“nm” refers to nanometer.

●	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares.

●	“RMB” and “Renminbi” refer to the legal currency of mainland China.

●	“PoW” refers to proof-of-work.

●	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

●	“tape-out” refers to the final result of the design process for ICs when the graphic for the photomask of the IC is sent to the fabrication facility, and a successful tape-out means all the stages in the design and verification process of ICs have been completed.

●	“US$” and “U.S. dollars” refer to the legal currency of the United States.

●	“U.S.” and “United States” refer to the United States of America.

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

●	“we,” “us,” “our company,” “the Group,” and “our” refer to the Company and its subsidiaries, as the context requires.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, and the related notes. Each ADS represents two class A ordinary shares. Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “ICG”.

We are headquartered in mainland China. Our revenue is primarily denominated in RMB and US$, while our expenses are mainly denominated in RMB. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect as of December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our future prospects and market acceptance of our products and services;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	anticipated cash needs and its needs for additional financing;

●	growth of and competition trends in our industry;

●	our ability to successfully integrate acquisitions;

●	our expectations regarding demand for, and market acceptance of, our products;

●	expectations with respect to the success of our research and development efforts;

●	expectations regarding our growth rates, growth plans and strategies;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry;

●	PRC laws, regulations and policies, including those applicable to the IC industry and foreign exchange;

●	the impact of the geopolitical tensions between the United States and China or other countries, and the impact of actual or potential international military actions;

●	the impact of pandemics or natural disasters;

●	fluctuations in trading volume, price volatility, and evolving regulatory landscape across the cryptocurrency industry; and

●	assumptions underlying or related to any of the foregoing.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure

We are a Cayman Islands holding company with operations primarily conducted through our operating subsidiaries based in mainland China. The “Company” and “our Company” refer to Intchains Group Limited, a Cayman Islands company. “We,” “us,” and “our” refer to Intchains Group Limited and its subsidiaries. In mainland China, we conduct our business through Jerryken Intelligent Technology (Shanghai) Co., Ltd., or Jerryken Shanghai, Shanghai Intchains Technology Co., Ltd., or Shanghai Intchains, Shanghai Xinbaiwei Smart Technology Co., Ltd. and Shanghai Dongyuanwei Information Technology Co., Ltd., each an indirect wholly owned subsidiary of the Company, and one operating subsidiary  wholly owned by Shanghai Intchains. In 2023, we initiated our business operations in Singapore through Intchains Pte. Ltd., which is an indirect wholly-owned subsidiary of the Company. In May 2023, Intchains Capital Limited was incorporated in the Cayman Islands as a wholly-owned subsidiary of Intchains Group Limited. In May 2024, Intchains (Malaysia) Sdn. Bhd. was incorporated in Malaysia as a wholly-owned subsidiary of Intchains Pte. Ltd.

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

The following diagram illustrates our simplified corporate structure as of the date of this annual report:

Intchains Group Limited
(Cayman Islands)
100%
100%
100%
Intchains Capital Limited
(Cayman Island)
Intchains Investment(BVI) Limited
(BVI)
Intchains Global Limited
(BVI)
100%
Intchains Pte.Ltd.
(Singapore)
100%
Intchains(Malaysia)Sdn.Bhd.
(Malaysia)
100%
Intchains Technology (HongKong) Linited
(Hong Kong)
Offshore
100%
Onshore
Jerryken Intelligent Technology (Shanghai) Co.,Ltd.
(PRC)
100%
100%
100%
Shanghai Intchains Technology Co.,Ltd.
(PRC)
Shanghai Dongyuanwei Technology Co.,Ltd.
(PRC)
Shanghai Xinbaiwei Smart Technology Co.,Ltd.
(PRC)
100%
Shanghai Lianfa Information Technology Co.,Ltd.
(PRC)

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC— Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.” Under PRC law, Intchains Group Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2025, except for inter-company transactions that occurred in the ordinary course of business, no cash or other asset transfers occurred among Intchains Group Limited and its subsidiaries, and no dividends or distributions from a subsidiary were made to Intchains Group Limited or other investors. As of date of this annual report, we had not faced difficulties or limitations on our ability to transfer cash between our subsidiaries.

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

Intchains Group Limited has not declared or paid any dividends on our ordinary shares since our inception, nor has any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Dividend Policy” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” Under the current laws of the Cayman Islands, Intchains Group Limited is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

●	We are not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not conducted by our PRC subsidiaries, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. If any of our PRC subsidiaries is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or ordinary shares.

●	Due to restrictions on foreign exchange placed on our PRC subsidiaries by the PRC government under PRC laws and regulations, to the extent cash is located in mainland China or within an entity domiciled in mainland China and may need to be used to fund our operations outside of mainland China, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. A material portion of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, as long as certain procedural requirements are met. Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans. See “Item 3. Key Information—D. Risk Factors—Government control of foreign currency conversion may affect the value of your investment.”

●	Under PRC laws and regulations, each of our PRC operating subsidiaries may only pay dividends after 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. In addition, the profit available for distribution from our PRC operating subsidiaries is determined in accordance with generally accepted accounting principles in the PRC. This calculation may differ if it were performed in accordance with U.S. GAAP. See “Item 3. Key Information—D. Risk Factors—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.”

●	Due to various requirements imposed by PRC laws and regulations on loans to and direct investment in PRC entities by offshore holding companies, any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and reported to with the Ministry of Commerce or its local counterparts. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business operations.”

●	If the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Regulations of Our Business—Dividends payable by us to our foreign investors and gains on the sale of the ADSs may become subject to withholding taxes under the PRC tax laws.”

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

Risks Relating to Our Business and Industry

●	We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

●	There is no assurance that a cryptocurrency will maintain its long-term value, and volatility in the market prices of cryptocurrencies may adversely affect our business and results of operations.

●	The industry in which we operate is characterized by constant changes. If we fail to innovate or to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and as a result our business and results of operations may be adversely affected.

●	We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies and related products and services, which could negatively affect our business, financial condition, and results of operations.

●	Our altcoin mining products depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from this foundry partner would significantly delay the shipment of our products.

●	Failure at tape-out or failure to achieve the expected final test yields for our ASIC chips could negatively impact our operating results.

●	Our research and development activities may not result in the successful development of new products.

●	Any failure of our products to meet the necessary quality standards could adversely affect our reputation, business and results of operation.

●	We may be unable to make the substantial investments in research and development that are required to remain competitive in our business.

●	Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.

●	The average selling prices of our products may decrease from time to time due to technological advancement and we may not be able to pass such decreases onto our suppliers, which may in turn adversely affect our profitability.

●	If we are unable to effectively execute our growth strategies, maintain our rapid growth trends and manage risks associated with expanding the scale of our operations, our ability to grow our business and establish our overseas market may be negatively affected.

●	Our limited operating history and rapid revenue growth may make it difficult for us to forecast our customer demand and our business development, or to assess the seasonality and volatility in our business.

●	We rely on a limited number of third parties to package and test our products.

●	Our prepayments and purchase commitments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

●	We may be unsuccessful in identifying, completing, integrating or realizing the anticipated benefits of strategic acquisitions and investments, including acquisitions undertaken primarily for strategic value rather than near-term profitability.

Risks Related to Our ETH Accumulation Strategy

●	Our ETH treasury strategy exposes us to various risks.

●	ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs.

●	ETH and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

●	Our ETH treasury strategy subjects us to enhanced regulatory oversight.

●	Due to the unregulated nature and lack of transparency surrounding the operations of many ETH trading venues, ETH trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in ETH trading venues and adversely affect the value of our ETH.

●	The concentration of our ETH holdings enhances the risks inherent in our ETH accumulation strategy.

●	The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of ETH and adversely affect our business.

●	Our ETH holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

●	If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our ETH, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our ETH and our financial condition and results of operations could be materially adversely affected.

●	We face risks relating to the loss or destruction of private keys required to access our ETH and cyberattacks or other data loss relating to our ETH.

●	Regulatory changes reclassifying ETH as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of ETH and the market price of our ADSs.

●	We face risks relating to the loss or destruction of private keys required to access our ETH and cyberattacks or other data loss relating to our ETH.

Risks Relating to Doing Business in the PRC

●	Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our ADSs.

●	Escalating international trade tensions, particularly between the U.S. and China, may significantly impact our manufacturing operations, supply chain, and financial performance

●	The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

●	Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ADSs.

●	Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

●	There remain uncertainties regarding interpretation and implementation of Overseas Listing Trial Measures.

●	There remain uncertainties regarding interpretation and implementation of Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises.

●	Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

●	Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.

●	PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to make capital contributions into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our financial position.

●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.

●	Dividends payable by us to our foreign investors and gains on the sale of the ADSs may become subject to withholding taxes under the PRC tax laws.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business operations.

●	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	Government control of foreign currency conversion may affect the value of your investment.

Risks Relating to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for a return on your investment.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

●	Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Risks Relating to Our Business and Industry

We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

We have incurred net losses and negative cash flows from operating activities in prior periods, and there is no assurance that we will achieve or maintain profitability. We recorded a net loss of RMB26.8 million, a net income of RMB51.5 million and a net loss of RMB47.5 million (US$6.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We also had net cash outflows from operating activities of RMB4.7 million, RMB138.3 million and RMB92.9 million (US$13.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We cannot assure you that we will generate net income from operating activities in future periods. Our ability to achieve profitability depends on multiple factors, including our ability to manage expenses, effectively scale our operations, navigate the volatility inherent in cryptocurrency and blockchain mining markets, and sustain our competitive position.

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

Our altcoin mining products depends on supplies from limited number of third-party foundry partners, and any failure to obtain sufficient foundry capacity from this foundry partner would significantly delay the shipment of our products.

We do not own any IC fabrication facilities. A leading semiconductor foundry, or the Foundry Partner, has been our major third-party foundry partner for our ASIC chips. We sold our ASIC chips either directly to our customers or through the altcoin mining machines incorporating our ASIC chips until the end of May 2024, after which we ceased selling chips as a standalone product while continuing to sell altcoin mining machines incorporating our ASIC chips. In 2023, 2024 and 2025, the value of the wafers we purchased from the Foundry Partner accounted for 66.0%, 68.4% and 54.8%, respectively, of our total procurement for the respective years. It is important for us to have a reliable relationship with the Foundry Partner and other future foundry service providers to ensure adequate product supply to respond to customer demand.

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

Other risks associated with our reliance on a limited number of third-party foundries, in particular, the Foundry Partner, include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of our intellectual property and limited ability to manage inventory and parts. In particular, although we have entered into confidentiality agreements with our Foundry Partner for the protection of our intellectual property, it may not protect our intellectual property with the same degree of care as we use to protect our intellectual property. See “—If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total revenue and increase our costs.” If we fail to properly manage any of these risks, our business and results of operations may be materially and adversely affected.

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

Once tape-out is successful, the ASIC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both of product design, which is developed by us, and process technology, which typically belongs to the third-party foundries contracted to manufacture the chips. While we have historically achieved high final test yields, such as 100% between 2023 and 2025, we cannot assure you that we will be able to maintain such high final test yields in the future. Low final test yields can result from either a product design deficiency or a process technology failure or a combination of both. As such, we may not be able to identify problems causing low final test yields until our product designs go to the manufacturing stage, which may substantially increase our per unit costs and delay the launch of new products.

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

Advances in cryptocurrency mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2023, 2024 and 2025, we incurred research and development expenses of RMB42.3 million, RMB109.4 million and RMB77.3 million (US$11.1 million), respectively. We are committed to investing in new product development in order to stay competitive in our markets. We are driven by market demand, and we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

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

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs. The carrying value of our inventories were RMB98.6 million and RMB52.2 million (US$7.5 million) as of December 31, 2024 and 2025, respectively.

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

For the years ended December 31, 2023, 2024 and 2025, our revenue amounted to RMB82.2 million, RMB281.8 million and RMB220.9 million (US$31.6 million), respectively. We may not be able to achieve future revenue growth if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

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

As part of our growth strategy, we plan to expand our sales outside of the PRC. As we continue to grow our business and expand our operations globally, we will continue to sell our products into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. The expansion exposes us to a number of risks, including:

●	difficulty in managing multinational operations;

●	we may face competitors in the overseas markets who are more dominant and have stronger ties with customers and greater financial and other resources;

●	fluctuations in currency exchange rates;

●	challenges in providing customer services and support in these markets;

●	challenges in managing our international sales channels effectively;

●	unexpected transportation delays or interruptions or increases in international transportation costs;

●	difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control of the U.S., or OFAC, on various foreign states, organizations and individuals;

●	inability to obtain, maintain or enforce intellectual property rights;

●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

●	changes in a specific country or region’s political or economic conditions or policies;

●	unanticipated changes in prevailing economic conditions and regulatory requirements; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the exit of the United Kingdom from the European Union, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and China as well as other potential international trade disputes, all of which could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

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

We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. For example, foundries need other electronic components to manufacture our ASIC chips. These electronic components are also used in the manufacture of traditional consumer electronic products. As a result, to the extent there are cycles and fluctuations in the consumer electronics industry, they may have an impact on the supply of our raw materials. If we or our foundry partners are unable to secure raw materials due to these factors, or if any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand, our total revenue would be adversely affected and our reputation with our customers may be damaged. In addition, our business highly correlate with market prices of cryptocurrencies as our mining products are primarily used in cryptocurrency mining activities. The market prices of cryptocurrencies are highly volatile and exhibit no material season-related pattern of fluctuations.

We rely on a limited number of third parties to package and test our products.

In addition to IC fabrication, we rely on a limited number of production partners for IC packaging and testing services. We also maintain collaborative relationships with several semiconductor component manufacturers. Reliance on these third parties for the testing and packaging of our ASIC chips presents significant risks to us, including the following:

●	limited control over delivery schedules, quality assurance, final test yields and production costs;

●	potential failure to obtain, or delay in obtaining, key process technologies;

●	failure by us to find an alternative supplier;

●	capacity shortages during periods of high demand;

●	shortages of materials;

●	unauthorized use of our intellectual property;

●	limited warranties on ICs or products supplied to us; and

●	potential increases in prices.

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

We had a concentration of credit risk because we derived our revenue from a limited number of customers

For the year ended December 31, 2023, we had two customers each contributing more than 10% of our revenue, accounting for 56.2% and 41.9%, respectively, of our revenue. As we commenced our overseas sales to individual and corporate customers in 2024, our customer concentration decreased significantly. For the year ended December 31, 2024, we had three customers each contributing more than 10% of our revenue, accounting for 31.2%, 19.6% and 10.2%, respectively, of our total revenue for the year ended December 31, 2024. For the year ended December 31, 2025, we had three customers each contributing more than 10% of our total revenue, accounting for 35.1%, 27.0% and 22.4%, respectively. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of our products. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers default on their payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

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

As of the date of this annual report,  we have registered 32 trademarks (including 2 in mainland China and 30 outside mainland China) and a total of 16 patents in the PRC, including nine inventions and seven utility model patents. As of the same date, we have registered 21 software copyrights and 38 IC layout-design rights in mainland China. The rights granted to us under our patents, IC layout-design rights and copyrights, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any failure of our patents, copyrights and IC layout-design rights to adequately protect our technologies may allow our competitors to offer similar products or technologies. We may not be able to protect our intellectual property rights in some countries where our products may be sold in the future. Even if intellectual property rights are granted outside of the PRC, effective enforcement in those countries may not be available to us, primarily due to the relatively weak legal regime protecting intellectual property rights in those countries and the difficulties to defend and enforce such rights. Accordingly, we may not be able to effectively protect our intellectual property rights in those countries. Many companies have encountered substantial intellectual property infringement in the PRC as well as in many of the countries where we may sell our products in the future.

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

Third parties may file claims against us or our customers alleging that our products, processes, or technologies infringe their patents or intellectual property rights. Regardless of their merits or resolutions, such claims would likely be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, some of our customer agreements in the future may require us to indemnify and defend our customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with our customers and may deter future customers from doing business with us. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

●	cease the manufacturing, use or sale of the infringing products, processes or technologies;

●	stop shipment to certain geographic areas;

●	pay substantial damages for infringement;

●	expend significant resources to develop non-infringing processes, technologies or products;

●	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

●	cross-license our technology to a competitor in order to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

●	pay substantial damages to our customers to discontinue their use of or replace infringing products sold to them with non-infringing products.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025, a material weakness was identified as there was a lack of appropriate controls and segregation of duties over safeguarding of the private key in response to the risks of material misstatement related to the rights and obligations to crypto wallets.

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

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes at general meetings of our shareholders. As of the date of this annual report, our co-founders Mr. Qiang Ding and Mr. Chaohua Sheng, beneficially owned 100% of our issued and outstanding Class B ordinary shares, representing approximately 90.10% of the aggregate voting power of our issued and outstanding share capital. The interests of our co-founders may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association, which had become effective after our initial public offering, may, among other things, discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our co-founders. As a result of the foregoing, the value of your investment could be materially reduced.

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

We may be unsuccessful in identifying, completing, integrating or realizing the anticipated benefits of strategic acquisitions and investments, including acquisitions undertaken primarily for strategic value rather than near-term profitability.

We may pursue strategic acquisitions, investments, joint ventures, or other business combinations to expand our technological capabilities, diversify our product and service offerings, enter new markets, or enhance our competitive position. These transactions involve significant risks and uncertainties. We may be unable to identify suitable acquisition targets or investment opportunities, or we may be unable to complete such transactions on favorable terms, in a timely manner, or at all. Increased competition for attractive targets may result in higher acquisition prices and reduced returns.

Even if we successfully identify and complete acquisitions or investments, we may not realize the anticipated financial, operational, or strategic benefits. Our ability to achieve the expected return on resources expended in pursuing and completing these transactions depends on numerous factors, including our ability to conduct adequate due diligence, accurately assess valuation and risks, obtain required regulatory approvals, secure necessary financing, retain key personnel, and effectively integrate acquired businesses, technologies, and customer relationships into our existing operations.

In certain circumstances, we may pursue acquisitions or investments primarily for their strategic value, including strengthening our technology infrastructure, expanding into emerging markets, or enhancing long-term competitive positioning, even if such transactions are not expected to be profitable in the near term, or at all. There can be no assurance that the anticipated strategic advantages of these transactions will materialize within the expected timeframe or ultimately generate sustainable revenue growth, profitability, or shareholder value.

In December 2025, we acquired a Proof-of-Stake (“PoS”) technology platform from ECHOLINK Limited for $1.3 million. The acquired platform provides stable underlying infrastructure and common business components for blockchain applications and expanded our digital asset capabilities by enabling staking operations for four prominent blockchain networks: Ethereum (ETH), Avalanche (AVAX), Manta (MANTA), and Conflux (CFX). We believe this acquisition represents an important strategic step toward expanding into technology-driven services and addressing growing demand for cryptocurrency staking among individual and institutional investors.

While the acquisition provides us with a production-ready staking platform that we intend to leverage to accelerate our expansion into blockchain infrastructure and digital asset management solutions, it is subject to substantial risks. These include, but are not limited to:

●	Challenges in integrating the acquired platform, systems, and personnel with our existing operations;
●	Difficulties in retaining or expanding the acquired customer base or generating anticipated staking volumes;
●	Technological vulnerabilities, including cybersecurity risks, protocol-level failures, validator performance issues, slashing penalties, or smart contract defects;
●	Regulatory uncertainty and evolving legal frameworks governing digital assets, staking activities, and blockchain infrastructure, which could adversely affect the viability or profitability of staking operations;
●	Volatility in cryptocurrency markets, which may materially impact staking demand, reward rates, asset values, and overall returns;
●	Increased competition in staking and decentralized finance markets;
●	Impairment risks associated with acquired intangible assets or goodwill if projected cash flows do not materialize; and
●	Diversion of management attention and allocation of capital away from our existing core businesses.

Furthermore, our broader strategic initiatives—including expansion into staking services, ETH accumulation, yield-generating investments, altcoin mining hardware, and Web3 application development—expose us to additional operational, financial, technological, and market risks. The integration of these initiatives into a cohesive business ecosystem may not proceed as planned, and anticipated synergies may not be realized.

If we are unable to successfully integrate acquisitions, manage associated risks, or achieve anticipated strategic benefits, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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

Shanghai Intchains obtained its High and New Technology Enterprise (“HNTE”) certificate in 2019 with a three-year validity period. Shanghai Intchains subsequently received approvals from the relevant tax authorities for the renewal of its HNTE status in December 2022 and December 2025. Consequently, Shanghai Intchains is entitled to a preferential Enterprise Income Tax (“EIT”) rate of 15% for the period from 2022 to 2027, provided that it continues to maintain its HNTE qualification and completes the requisite EIT filing procedures with the relevant tax authorities. Under the PRC Enterprise Income Tax Law, or the EIT Law, and its relevant regulations, PRC companies are typically subject to an income tax rate of 25% under the EIT Law. Meanwhile, we shall, in accordance with the requirements of the tax authority and other relevant authorities, retain and submit our financial statements together with details of our research and development activities and other technological innovation activities for future reference to enjoy the preferential tax treatment. As advised by Jingtian & Gongcheng, our PRC legal adviser, if we fail to provide materials retained for future reference, we will not be entitled to enjoy the preferential tax treatment, as well as other benefits conferred under the accreditations.

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

We face risks related to natural disasters, public health incidents, and other catastrophic events.

Our business, financial condition, results of operations, and prospects could be adversely affected by natural disasters, public health incidents, epidemics, pandemics, outbreaks of infectious diseases, or other catastrophic events, including earthquakes, floods, typhoons, fires, power outages, acts of terrorism, geopolitical conflicts, or other events beyond our control. Such events could disrupt our operations, supply chain, logistics, fulfillment infrastructure, customer service functions, and the operations of our suppliers, customers, and other business partners, and could result in temporary facility closures, workforce shortages, transportation delays, reduced productivity, or other operational difficulties.

In addition, these events may adversely affect general economic conditions and financial markets, resulting in weakened customer demand, heightened customer credit risk, disruptions in the supply of raw materials or components, increased costs, delayed product deliveries, and reduced business activity. If any of our employees are affected by contagious diseases or other health-related incidents, we may experience labor shortages, mandatory quarantines, office closures, or other interruptions to our operations.

Any such events could also contribute to increased volatility in the cryptocurrency market, which could in turn adversely affect demand for our ASIC chips in terms of both pricing and volume. The occurrence of any of the foregoing events could cause significant disruption to our business and adversely affect our business, financial condition, results of operations, and prospects.

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

Risks Related to Our ETH Treasury Strategy

Our ETH treasury strategy exposes us to various risks

Since the first quarter of 2024, we have been implementing an ETH treasury strategy to expand our investments in cryptocurrencies, with ETH serving as our primary long-term asset reserve. Since then, our strategy has evolved beyond merely acquiring and holding ETH and now includes continued accumulation of ETH, increased balance sheet exposure to ETH, and the use of ETH in connection with treasury management, liquidity planning, yield generation, strategic initiatives and other digital asset-related activities. Our ETH treasury strategy exposes us to various risks associated with ETH, including the following:

ETH is a highly volatile asset. ETH is a highly volatile asset that has traded between approximately $1,800 per ETH and $5,000 per ETH on the Coinbase in 2025. The trading price of ETH fluctuated significantly during prior periods, and such fluctuations may occur again in the future. For more details, please refer to the Risk Factor titled “ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs”

ETH does not pay interest or dividends. ETH does not pay interest or other returns, and we can only generate cash from our ETH holdings if we sell our ETH or implement strategies to create income streams or otherwise generate cash by using our ETH holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our ETH holdings, and any such strategies may subject us to additional risks.

Our ETH holdings significantly impact our financial results and the market price of our ADSs. Our ETH holdings have significantly affected our financial results and if we continue to increase our overall holdings of ETH in the future, they will have an even greater impact on our financial results and the market price of our ADSs.

Our ETH treasury strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our ETH accumulation strategy. This strategy has not been tested over an extended period of time or under different market conditions. Some investors and other market participants may disagree with our ETH treasury strategy or actions we undertake to implement it. If ETH prices were to decrease or our ETH treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our ADSs would be materially adversely impacted.

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

ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs

ETH is a highly volatile asset, and fluctuations in the price of ETH have in the past influenced and are likely to continue to influence our financial results and the market price of our ADSs. As our ETH holdings have increased, and as we continue to accumulate ETH and deploy a greater portion of our ETH holdings into staking activities, changes in the market price of ETH may have an increasingly significant effect on our balance sheet, earnings, liquidity, and the market price of our ADSs. Our financial results and the market price of our ADSs would be adversely affected, and our business and financial condition would be negatively impacted, if the price of ETH decreased substantially.

In addition, because we hold ETH as a treasury asset and may stake a substantial portion of our ETH holdings, declines in the market price of ETH may affect us in multiple ways simultaneously, including by reducing the value of our digital asset holdings, reducing the value of staking rewards we earn, limiting our flexibility to monetize or deploy our ETH, and negatively affecting investor sentiment regarding our ETH related strategy.

The price of ETH may be affected by, among other things:

●	decreased user and investor confidence in ETH or the broader digital asset industry;

●	trading activity by retail and institutional investors, speculators, large holders or other market participants;

●	actual or perceived manipulation, fraud or abuse in spot, derivatives or exchange-traded product markets relating to ETH or other digital assets;

●	negative publicity, media coverage or social media sentiment regarding ETH, the Ethereum network, digital asset trading venues, custodians, lending platforms, staking platforms or other participants in the digital assets ecosystem;

●	actual or expected civil, criminal, regulatory, enforcement or judicial actions against major participants in the digital assets industry;

●	bankruptcies, liquidations, failures or financial distress involving digital asset trading venues, custodians, lenders, market makers, investment funds, stablecoin issuers or other counterparties;

●	changes in consumer preferences or market perceptions regarding the usefulness, value or long-term prospects of ETH;

●	competition from other digital assets, stablecoins, tokenized assets, central bank digital currencies or alternative blockchain networks;

●	technological developments affecting the Ethereum network or the broader digital asset ecosystem;

●	transaction congestion, validator issues, smart contract vulnerabilities, changes in gas fees, or other operational or technical developments affecting the Ethereum network;

●	macroeconomic developments, including interest rates, inflation, fiscal and monetary policy, sanctions, trade restrictions and recessionary pressures; and

●	changes in national and international political, economic and regulatory conditions.

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

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of ETH or the ability of individuals or institutions such as us to own or transfer ETH. Such actions may also materially affect our ability to acquire, custody, hold, transfer, deploy, monetize or otherwise utilize ETH as part of our treasury and business strategy.

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

Moreover, the risks of engaging in an ETH treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future. As our ETH holdings grow and our ETH treasury strategy becomes more integrated into our treasury and broader business activities, such complications may increase and may also affect our banking relationships, access to service providers, commercial counterparties, disclosure obligations, internal controls, audit processes and overall compliance burden.

The growth of the digital assets industry in general, and the use and acceptance of ETH in particular, may also impact the price of ETH and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of ETH may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to ETH, institutional demand for ETH as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for ETH as a means of payment, and the availability and popularity of alternatives to ETH. Even if growth in ETH adoption occurs in the near or medium-term, there is no assurance that ETH usage will continue to grow over the long-term. If adoption, usage or market acceptance of ETH does not continue to grow, or declines, our ETH treasury strategy may be less successful and the value of our ETH holdings may be adversely affected.

Because ETH has no physical existence beyond the record of transactions on the ETH blockchain, a variety of technical factors related to the ETH blockchain could impact the price of ETH. For example, malicious attacks by validators, inadequate staking and gas fee mechanisms to incentivize validation of ETH transactions, hard “forks” of the ETH blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the ETH blockchain and negatively affect the price of ETH. In addition, malicious attacks by validators, failures or vulnerabilities affecting proof-of-stake validation, software bugs, smart contract vulnerabilities, governance disputes, client concentration issues, network congestion, bridge failures and other technical disruptions within the Ethereum ecosystem could adversely affect confidence in ETH and the value of our ETH holdings.

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

Our ETH treasury strategy subjects us to enhanced regulatory oversight

There has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes. If we are found to have purchased any of our ETH from bad actors that have used ETH to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in ETH by us may be restricted or prohibited. In addition, as our ETH holdings increase and our ETH activities expand, we may become subject to heightened scrutiny with respect to anti-money laundering, sanctions compliance, source-of-funds diligence, transaction monitoring, internal controls, disclosure practices and other compliance obligations in multiple jurisdictions.

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

The SEC alleged as part of its June 5, 2023, complaint that Binance Holdings Ltd. committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. Such reports and allegations may indicate that the ETH market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the ETH market than is commonly understood. Any actual or perceived false trading in the ETH market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our ETH. Negative perception, a lack of stability in the broader ETH markets and the closure, temporary shutdown or operational disruption of ETH trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the ETH ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in ETH and the broader ETH ecosystem and greater volatility in the price of ETH. To the extent we rely on exchanges, OTC counterparties, custodians, liquidity providers and other intermediaries to acquire, hold, transfer, monetize or otherwise utilize ETH, any such disruption, failure or loss of market confidence could adversely affect not only the value of our ETH holdings, but also our ability to execute our ETH treasury strategy, access liquidity, manage treasury operations and maintain financial flexibility.

The concentration of our ETH holdings enhances the risks inherent in our ETH accumulation strategy

As of the date of this annual report, we held an aggregate of approximately 9,070 ETH, acquired at an aggregate purchase price of approximately RMB166.4 million (US$23.7 million) and we may opt to purchase additional ETH and increase our overall holdings of ETH in the future.  The concentration of our ETH holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our ETH accumulation strategy. Any future significant declines in the price of ETH would have a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets. As ETH represents a larger share of our treasury assets or broader asset base, the risks associated with lack of diversification, capital concentration and exposure to a single digital asset may become more pronounced. Our decision to allocate a significant portion of our assets to ETH could reduce our flexibility to pursue other uses of capital, increase the volatility of our balance sheet and operating results, and amplify the adverse effect of any decline in the market price, utility or acceptance of ETH.

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

Security breaches and cyberattacks are of particular concern with respect to our ETH. ETH and other blockchain-based cryptocurrencies and the entities that provide services to participants in the ETH ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

●	a partial or total loss of our ETH in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our ETH;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

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

Our assets are increasingly concentrated in our ETH holdings. While the SEC has not made a definitive determination regarding ETH’s status as a security, the transition to proof-of-stake consensus in 2022 has created additional regulatory uncertainty. A determination by the SEC that ETH constitutes a security for purposes of federal securities laws could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls. Such classification could have a material adverse effect on our ability to execute on our ETH treasury strategy and our business operations, and may also require us to substantially change the manner in which we conduct our business.

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

If we fail to attract, retain and scale users of Goldshell Stake, our ETH-related strategy may not generate the benefits we expect.

A component of our ETH-related strategy is the operation and expansion of Goldshell Stake as a Proof-of-Stake platform for individual and institutional users. The success of this strategy depends on our ability to attract and retain users, maintain service quality, establish market trust, compete effectively against more established staking providers, manage pricing and rewards, comply with evolving regulations, and protect user assets and data.

If we are unable to grow or sustain the user base of Goldshell Stake, if third parties are unwilling to stake through our platform, or if our platform experiences adverse publicity or performance issues, we may not realize the anticipated strategic, operational or financial benefits of this business, and our ETH-related strategy and long-term growth prospects could be materially adversely affected.

Our capital allocation decisions to acquire and hold ETH may not enhance shareholder value and may expose us to risks that do not exist to the same degree for companies with more traditional treasury policies.

We have allocated, and may continue to allocate, a significant portion of our capital to ETH rather than to cash, cash equivalents, short-term investments, operating expansion, acquisitions, repayment of indebtedness or other corporate purposes. Our decision to allocate capital to ETH reflects management’s judgment regarding the long-term value and strategic utility of ETH, but that judgment may prove incorrect. If the market price of ETH declines, remains stagnant for prolonged periods, or fails to perform as we expect, our capital allocation decisions may not enhance shareholder value and could instead materially adversely affect our business, financial condition and results of operations.

In addition, our shareholders may disagree with our decision to allocate capital to ETH or with the extent to which our balance sheet and corporate strategy are exposed to ETH. Some investors may prefer that we maintain a more traditional treasury policy focused on preservation of principal, lower volatility and higher liquidity. If investors or analysts view our capital allocation decisions unfavorably, the market price of our ADSs could be adversely affected, regardless of the performance of our underlying business.

Our capital allocation decisions may also reduce our flexibility to respond to changing business, market or macroeconomic conditions. Capital used to purchase ETH may be unavailable for other strategic opportunities or corporate needs, particularly during periods when ETH prices are depressed or market liquidity is limited. As a result, our ETH treasury strategy may increase the opportunity cost associated with our use of capital and expose us to greater downside risk than if we held more conventional treasury assets.

Our financial statements may become more volatile and more difficult for investors to evaluate as a result of our ETH holdings and ETH-related activities.

As our ETH holdings increase and our treasury and business strategy become more closely linked to ETH, our financial statements may become more volatile and more difficult for investors to understand and evaluate. Changes in the market price of ETH, changes in accounting standards or interpretations, and the manner in which we acquire, hold, deploy, monetize or otherwise account for ETH may cause fluctuations in the carrying value of our digital assets, the timing and amount of gains or losses, and the presentation of our results of operations, balance sheet and cash flows.

Our financial results may be affected by factors that are unrelated to the operating performance of our core business, including changes in the market price of ETH and changes in the accounting treatment applicable to digital assets and related activities. As a result, period-to-period comparisons of our financial results may become less meaningful, and investors may find it more difficult to assess our operating performance, liquidity, capital resources and long-term prospects.

In addition, to the extent we recognize gains, losses, income, charges, fair value adjustments, impairment-related effects or other accounting impacts associated with our ETH holdings or ETH-related activities, our reported results may become more volatile, and such volatility could adversely affect investor sentiment, analyst expectations, our access to capital markets and the market price of our ADSs.

Changes in accounting standards, policies, judgments or interpretations relating to digital assets could materially affect our financial statements and results of operations.

The accounting treatment of digital assets and related activities continues to evolve and may be subject to future changes in accounting standards, guidance, interpretations, regulatory views or industry practice. Any such changes could materially affect the manner in which we account for ETH, the timing and amount of any charges, gains or losses we recognize, and the presentation of our financial condition and results of operations.

Accounting for digital assets may require significant judgments, estimates and assumptions, including with respect to classification, valuation, impairment, fair value measurement, revenue recognition, income recognition, expense recognition, presentation and disclosure. Such judgments, estimates and assumptions may be complex, may evolve over time, and may be subject to challenge by auditors or regulators. If our accounting treatment is changed, challenged or determined to be incorrect, we may be required to revise our accounting policies, restate prior financial statements, record additional charges, modify our internal controls or make other changes that could materially adversely affect our reported results and investor confidence in our financial reporting.

Our expanding ETH treasury strategy increases the complexity of our operations, internal controls and risk management processes.

As our ETH holdings increase and our use of ETH becomes more integrated into our treasury and broader business activities, the complexity of our operations, internal controls, compliance functions and risk management processes may increase significantly. Managing ETH-related activities may require specialized systems, personnel, policies, procedures and controls relating to wallet management, transaction authorization, custody oversight, reconciliation, valuation, accounting, tax reporting, counterparty diligence, liquidity management, cybersecurity, sanctions compliance and financial reporting.

If our systems, controls or personnel are inadequate to manage this increased complexity, we may experience errors, delays, control deficiencies, inaccurate financial reporting, security incidents, loss of assets, regulatory violations or other operational failures. In addition, our efforts to design, implement and maintain effective internal controls over our ETH-related activities may be costly and time-consuming, and there can be no assurance that such controls will be effective in all circumstances. Any material weakness or significant deficiency in our internal control over financial reporting, or any failure to maintain effective disclosure controls and procedures, could materially adversely affect investor confidence in us and the market price of our ADSs.

We may rely on a limited number of employees, executives, consultants and service providers with specialized digital asset expertise, and the loss of such personnel or relationships could adversely affect our ETH treasury strategy.

Our ability to execute our ETH treasury strategy may depend in part on the continued services of a limited number of employees, executives, consultants and third-party service providers with specialized knowledge relating to digital assets, treasury management, custody, trading, compliance, accounting, cybersecurity and related operational functions. Individuals with relevant experience in these areas are in high demand and may be difficult to recruit, retain and replace.

If we lose key personnel or are unable to attract and retain qualified personnel with expertise relevant to our ETH treasury strategy, we may experience delays, increased costs, control failures, reduced execution capability or other operational difficulties. Similarly, if we lose access to third-party service providers with the necessary capabilities or if such providers become unwilling or unable to support our ETH-related activities, our ability to execute our strategy could be materially adversely affected.

Our use of third-party counterparties and service providers in connection with ETH may expose us to contractual, performance, legal and concentration risks.

In connection with acquiring, holding, transferring, monetizing or otherwise utilizing ETH, we may rely on third-party exchanges, OTC counterparties, custodians, liquidity providers, financial institutions, technology vendors, analytics providers, compliance vendors and other service providers. Our reliance on such third parties exposes us to risks associated with their operational performance, financial condition, internal controls, cybersecurity practices, legal and regulatory compliance and contractual performance.

If any such third party fails to perform as expected, breaches its obligations, experiences financial distress, becomes subject to litigation or regulatory action, suffers a security incident, suspends services, or terminates its relationship with us, we may suffer financial losses, delays, reduced liquidity, operational disruptions, reputational harm or increased costs. In addition, to the extent we rely on a limited number of key counterparties or service providers, our concentration risk may increase, and replacing such providers on commercially reasonable terms or at all may be difficult.

Our increasing association with digital assets may expose us to heightened reputational risk.

As our treasury strategy and public profile become more closely associated with ETH and digital assets, our reputation may become more sensitive to developments affecting the digital assets industry, even where such developments do not directly involve us. Negative publicity, adverse media coverage, public skepticism, market controversies, frauds, bankruptcies, enforcement actions, cybersecurity incidents or other events involving digital assets or digital asset market participants may adversely affect perceptions of our company, management, strategy and risk profile.

In addition, our decisions regarding the acquisition, holding, use or disposition of ETH may be scrutinized by investors, analysts, regulators, commercial counterparties, customers and the general public. If our ETH treasury strategy is perceived as overly risky, speculative, poorly timed, insufficiently controlled or inconsistent with our broader corporate objectives, our reputation, business relationships and the market price of our ADSs could be adversely affected.

Our management may devote substantial time and attention to our ETH treasury strategy, which may divert resources from other aspects of our business.

The design, implementation and oversight of an ETH-focused treasury and digital asset strategy may require substantial time and attention from our board of directors, senior management, finance personnel, legal and compliance teams, technology personnel and other employees. As our ETH-related activities increase in scope and complexity, the demands on management and internal resources may also increase.

This diversion of management attention and corporate resources could reduce the time and attention available for other strategic, operational, financial and compliance matters affecting our business. If our management team is unable to balance the demands of our ETH treasury strategy with the needs of our broader business, our operations, growth prospects and financial performance could be adversely affected.

If market participants value us primarily based on our ETH holdings or ETH treasury strategy, the market price of our ADSs may become more volatile and may not reflect the value of our underlying business.

As our ETH holdings increase and our public disclosures place greater emphasis on our ETH treasury strategy, investors and analysts may increasingly value our company based in whole or in part on our ETH holdings, the market price of ETH or expectations regarding our future ETH-related activities, rather than on the fundamentals of our operating business. If this occurs, the market price of our ADSs may become more volatile and may fluctuate in ways that are disconnected from our revenue, profitability, cash flows, operating performance or long-term business prospects.

In addition, our ADSs may trade at a premium or discount to the value of our ETH holdings for reasons unrelated to the performance of our core business, including investor sentiment, speculative trading behavior, liquidity conditions, capital markets activity and perceptions of our management’s ETH treasury strategy. Such volatility may adversely affect shareholder value and increase the risk of securities litigation, shareholder activism or other disputes.

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

Political events, international trade disputes, export controls, sanctions, and other disruptions to international commerce could harm the global economy and adversely affect our business, customers, suppliers, and other business partners. Continued shifts in U.S. tariff policies, including sustained elevated tariffs on goods imported from China and other regions, as well as expanded export controls and investment restrictions, have increased uncertainty for companies operating across the U.S.–China trade corridor and may materially impact our operations.

The U.S. government has adopted a more restrictive approach to trade policy in recent years, including maintaining and, in certain sectors, expanding tariffs and export control measures targeting Chinese-origin products and advanced technologies. In parallel, China has continued to implement retaliatory tariffs and regulatory countermeasures affecting U.S.-origin goods and companies with cross-border supply chains. As of the date of this annual report, following prior increases in U.S. tariffs on Chinese imports, while some of our products have received exemptions, certain exports to the U.S. remain subject to increased tariffs. For the year ended December 31, 2025, customers in the U.S. accounted for approximately 7.8% of our total revenue. These actions have resulted in retaliatory measures by China against goods from the United States, which impacts our cost structure for essential components, as some of our ASIC chips, sourced from the United States since 2024, are manufactured in facilities located in the United States and are subject to the tariff when imported into China. Any further escalation in U.S. tariffs or trade restrictions, particularly those affecting Chinese imports, or any further escalation in Chinese tariffs on U.S. goods, could result in higher costs, reduced profitability, or supply chain disruptions for us. We may also be required to increase prices to our customers, particularly those in the United States, which may reduce demand, or if we are unable to increase prices, we may experience lower margins on our products, and our revenue may decline as a result.

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

A majority of our business operations is currently conducted in the PRC and we derive a majority of our revenue from the PRC. The PRC economy differs from the economies of most developed countries in many aspects, including:

●	political structure;

●	level of government involvement and control;

●	growth rate and level of development;

●	level and control of capital investment and reinvestment;

●	control of foreign exchange;

●	allocation of resources; and

●	legal systems.

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

In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile due to factors specific to our own operations, including the following:

●	variations in our revenue, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our products or our industry;

●	additions or departures of key personnel;

●	the release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, our co-founders, namely, Mr. Qiang Ding and Mr. Chaohua Sheng, beneficially owned all of our issued Class B ordinary shares, representing 47.7% of our total issued and outstanding share capital as of December 31, 2025 and they will be able to exercise 90.1% of the total voting power of our issued and outstanding share capital as of the same date. You will experience further dilution to the extent that additional Class B ordinary shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that apply to U.S. domestic issuers, including, among others:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including, among others:

●	a nomination and corporate governance committee composed entirely of independent directors;

●	a compensation committee composed entirely of independent directors;

●	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

●	the requirement to hold an annual general meeting of shareholders;

●	have regularly scheduled executive sessions with only independent directors; or

●	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

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

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in the second half of 2021. In June 2021, Intchains Group Limited was incorporated in the Cayman Islands as our offshore holding company. Shortly after its incorporation, Intchains Group Limited incorporated a wholly-owned subsidiary in the British Virgin Islands, or BVI, namely, Intchains Investment (BVI) Limited, or Intchains BVI. In October 2021, Intchains Global Limited, or Intchains Global, was incorporated in the BVI as a wholly-owned subsidiary of Intchains Group Limited. In February 2022, Intchains Global acquired 100% equity interest in Intchains Pte. Ltd., a private limited company incorporated in Singapore, for the purpose of holding our planned business in Singapore. Following the incorporation of Intchains BVI, Intchains Technology (Hongkong) Limited, or Intchains HK, was incorporated in Hong Kong in July 2021 as a wholly-owned subsidiary of Intchains BVI. In September 2021, Intchains HK established Jerryken Intelligent Technology (Shanghai) Co., Ltd., or WFOE, as a wholly foreign owned entity in the PRC. In October 2021, Golden Stone Hong Kong Holding Limited, a then independent third party which is wholly owned by Mr. Zhaoyang Ma who is a principal shareholder, acquired 1% equity interest in Shanghai Intchains, upon completion of which, Shanghai Intchains became a sino-foreign equity joint venture. WFOE acquired approximately 82.49% equity interest in Shanghai Intchains in November 2021 and further acquired the remaining 17.51% equity interest in Shanghai Intchains in December 2021, and Intchains Group Limited became the ultimate holding company of our operating subsidiaries. On July 8, 2022, we subdivided our authorized share capital from US$50,000 divided into US$0.0001 par value each to US$50,000 divided into US$0.000001 par value each. In May 2023, Intchains Capital Limited was incorporated in the Cayman Islands as a wholly-owned subsidiary of Intchains Group Limited. On May 28, 2024, Shanghai Dongyuanwei Information Technology Co., Ltd. was incorporated in Shanghai, the PRC, as a wholly-owned subsidiary of Jerryken Shanghai. On May 31, 2024, Intchains (Malaysia) Sdn. Bhd. was incorporated in Malaysia as a wholly-owned subsidiary of Intchains Pte. Ltd. On October 29, 2025, Jerryken Shanghai acquired 100% equity interest in Shanghai Xinbaiwei Smart Technology Co., Ltd. from Shanghai Intchains at a cash consideration of RMB14 million. Shanghai Xinbaiwei Smart Technology Co., Ltd. then became a wholly-owned subsidiary of Jerryken Shanghai.

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

Our product offering underwent a strategic transition starting from the third quarter of 2023, we gradually adjusted our product offerings to focus on selling altcoin mining machines that incorporate our high-performance ASIC chips, rather than offering both integrated machines and standalone ASIC chips. By June 2024, we had fully discontinued the sale of standalone ASIC chips, with our revenue now generated entirely from altcoin mining machines that integrate our ASIC chips. Our products cater to the evolving needs of the blockchain industry.

Following our global business development strategy, we have been continuously expanding our overseas presence in 2024. In February 2024, we acquired certain assets related to the Goldshell WEB3 infrastructure brand, aiming to enter the downstream production and sales sector for altcoin mining machines, as well as other WEB3 infrastructure-related hardware and software products. Subsequently, we launched our Goldshell-branded altcoin mining machines targeting overseas markets in early March 2024. As a result, we began generating revenue from customers in overseas countries and regions, primarily in the United States and Hong Kong.

We continued to leverage our technological expertise in ASIC chip design through our proprietary “Xihe” Platform, which has enabled us to successfully complete tape-outs for six ASIC chips since 2024, providing us with the technological foundation needed to develop altcoin mining products for our customers. Since 2024, we have introduced 15 series of altcoin mining machines, marketed primarily under our “Goldshell” brand, with over 30 distinctive models designed for mining cryptocurrencies that we consider to be promising such as Dogecoin, Alphium, Kaspa, Aleo and MinoTari. These altcoin mining machines are optimized for performance and energy efficiency, providing our customers with effective mining capabilities for these selected altcoins.

In addition, since the first quarter of 2024, we have been implementing a pivotal Ethereum treasury strategy to expand our investments in cryptocurrencies, with ETH-based cryptocurrencies serving as our primary long-term asset reserve. We believe that this initiative will fully unlock the value of our capital while enhancing our competitiveness and advancing our role in the development of the WEB3 industry, thereby driving sustainable growth for both the Company and the industry. As of the date of annual report, we held an aggregate of approximately 9,070 ETH, acquired at an aggregate purchase price of approximately RMB166.4 million (US$23.7 million) and an average purchase price of approximately RMB18,352 (US$2,611) per ETH, inclusive of fees and expenses.

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

In December 2025, we acquired a PoS technology platform for $1.3 million and officially launched the commercial operation of our independent PoS platform, Goldshell Stake. Operating as a core business segment under the Goldshell brand, Goldshell Stake provides cryptocurrency staking services for both individual and institutional crypto investors.

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

Algorithm	Chip Model	Tape Out	Status
Blake2b	ICT580	June 2019	Near the end of the product cycle
Blake2bsha3	ICC590	May 2020	Near the end of the product cycle
Blake2s	ICA586	October 2020	Near the end of the product cycle
Blake2s	ICA585	December 2021	Near the end of the product cycle
Blake3	IEN618	February 2024	In mass production
Eaglesong	ICA588	October 2020	Near the end of the product cycle
Sha512MD160	ICA589	October 2020	Near the end of the product cycle
Scrypt	ICT560	June 2019	Near the end of the product cycle
Scrypt	IAA561	May 2021	Near the end of the product cycle
Scrypt	IEN610	February 2024	In mass production
Scrypt	IEU650	April 2025	In mass production
kHeavyHash	IEN617	February 2024	Near the end of the product cycle
Confidential Algorithm	ICC551/552/553	March 2022	Near the end of the product cycle
zkSNARK	ION575/577	December 2024	Near the end of the product cycle
Confidential Algorithm	SR3050	November 2024	In mass production
Sha3x	ORU511	July 2025	In mass production

The following table sets forth certain specifications of the primary series of altcoin mining machines we have launched since 2024 or are planning to launch as of the date of this annual report:

Series	Types of Altcoin Mined	Primary ASIC Embedded	Computing Power	Energy Consumption	Status
			(±5%)	(±5%)
AE BOX series	ALEO	ION575/ION577	37~54 Mh/s	9.73~10.45J/Mh	Launched in the first quarter of 2025
E-AE1M series	ALEO	ION575	230Mh/s	8.70J/Mh	Launched in the first quarter of 2025
Byte series	ALEO	ION575	5.5MH/s	11.82J/MH	Launched in the first quarter of 2025
	LTC & DOGE	IEN610	80MH/s	0.81J/MH
	XTM	ORU511	100 GH/S	0.65J/GH	Launched in the third quarter of 2025
AE MAX series	ALEO	ION575/ION577	305.6Mh/s	9.67J/Mh	Launched in the second and third quarter of 2025
DG ULTRA series	LTC & DOGE & BELLS	IEN610	7700Mh/s	0.45J/Mh	Launched in the third quarter of 2025
XT BOX series	XTM	ORU511	580Gh/s	0.69J/Gh	Launched in the third quarter of 2025
AL BOX series	ALPH	IEN618	0.36~1.25TH/s	0.48~0.5J/TH	Launched in the second quarter of 2024
AL MAX series	ALPH	IEN618	8.3TH/s	403 J/ TH	Launched in the third quarter of 2024
E-AL1M series	ALPH	IEN618	3.0~4.4TH/s	367~409 J/ TH	Launched in the second quarter of 2024
KA BOX series	KAS	IEN617	1.18~1.6TH/s	339~375 J/ TH	Launched in the third quarter of 2024
KA MAX series	KAS	IEN617	11.5 Th/s	295.65 J/Th	Launched in the third quarter of 2024
E-KA1M series	KAS	IEN617	3.8~5.5TH/s	289~327 J/ TH	Launched in the third quarter of 2024
MINI DOGE Ⅲ series	LTC & DOGE & BELLS	IEN610	620~810Mh/s	0.49~0.62 J/Mh	Launched in the first quarter of 2024
E-DG1M series	LTC & DOGE & BELLS	IEN610	2500~3400 Mh/s	0.42~0.53 J/Mh	Launched in the fourth quarter of 2024
DG MAX series	LTC & DOGE & BELLS	IEN610	6500Mh/s	0.53J/Mh	Launched in the fourth quarter of 2024

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

Our “Xihe” Platform is a platform based on advanced computing technologies and focused on the application of HPC ASIC chips and their related integrated solutions in the blockchain field. The “Xihe” Platform helps to facilitate our research and development in the application of high-power computation in the blockchain field and enables us to achieve shorter time-to-market of our products and achieve lower cost and higher gross profit. The advantages of the “Xihe” Platform include the following:

●	it continuously establishes and updates the foundry database standards based on advanced technologies to effectively optimize the functionality, power consumption and surface area of power computing chips, thereby achieving lower cost and higher gross profit margin;

●	capabilities in blockchain PoW algorithms and related cryptology-based computing algorithms allow us to perform systematic analysis, analyze algorithms, develop ASIC solutions, and seize new market opportunities;

●	comprehensive baseboard design, testing board/design, automatic test equipment and system level test solution design capabilities give us flexibility in selecting ASIC chip types and production plans, which in turn enables us to roll out products quickly, ensure the quality of our chips and thereby lower our costs; and

●	it maximizes production efficiency through equipping our production process with self-developed software tailored to our chips, including self-developed factory production testing system, after-sales data system, server backstage system, and volume/group management system.

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

Our Cryptocurrency Staking Platform

In December 2025, we acquired a PoS technology platform for $1.3 million and officially launched the commercial operation of our independent PoS platform, Goldshell Stake.

Operating as a core business segment under the Goldshell brand, Goldshell Stake provides cryptocurrency staking services for both individual and institutional crypto investors, covering four prominent blockchains: Ethereum (ETH), Avalanche (AVAX), Manta (MANTA), and Conflux (CFX). The launch of Goldshell Stake represents our expansion into the blockchain infrastructure service sector, positioning the Company for growth in decentralized finance. Leveraging our global customer base, Goldshell Stake plans to gradually expand into international markets. With the launch of our staking platform, we have successfully established a closed-loop ecosystem integrating hardware infrastructure (wallets), assets, and software services. This evolution creates a secondary growth engine beyond mining hardware and builds a solid foundation for long-term recurring revenue.

We expect to accelerate our ETH staking activities, through gradually staking the bulk our ETH treasury holdings on FalconX and Goldshell Stake, in 2026, to generate incremental returns from idle assets. More specifically:

(i)	Partnering with FalconX, to generate yield by staking ETH holdings on the FalconX platform, producing interest income through a combination of lending and derivatives-based strategies; and

(ii)	Staking on Goldshell Stake platform, supplementing our ETH staking activities with our own proprietary PoS platform, further diversifying ETH holdings to maximize dual-platform staking returns.

As of the date of annual report, we have 9,070 units of ETH in our treasury holding and 2,600 units of ETH staked in both platforms. Among the total units of ETH used in staking, 1,000 is staked on the FalconX platform, and 1,600 is staked on its proprietary Goldshell Stake. Furthermore, a total of 1,359 units of ETH were staked on its proprietary Goldshell Stake by third parties .

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

Our sales and marketing personnel communicate directly with potential customers to understand their specific needs and product requirements, allowing us to recommend suitable products from our portfolio. We maintain our own web presence, including websites under the Goldshell brand, which we update periodically with current product information and specifications. To enhance brand awareness and market visibility, we maintain an active presence on various social media platforms, where we share market insights, promote our products, and engage with the cryptocurrency mining community.

Our Customer Base

The customer base for our altcoin mining products primarily comprised distributors and individual end-users. For the year ended December 31, 2025, we had three customers each contributing more than 10% of our revenue, accounting for 35.1%, 27.0% and 22.4%, respectively. We believe that even if relationships with our main customers were to be impaired or terminated, we could effectively redirect sales to other customers, as demand for our products is driven primarily by performance metrics and cryptocurrency market conditions rather than customer-specific factors.

Our payment terms typically require either full prepayment or partial prepayment with the balance due after product delivery. We conduct credit evaluations for key customers but generally do not require collateral. An allowance for doubtful accounts is established based on receivable age and customer-specific credit risk factors. For the year ended December 31, 2025, substantially all of our customers paid the full purchase price before product delivery.

Research and Development

We consider our research and development capability to be key to the development of our business. We engage in ongoing research and development activities to meet the technological requirements of customers and maintain our cutting-edge technological capabilities. As of December 31, 2025, our research and development team comprised a total of 88 employees, or approximately 69.3% of our total number of employees. Our research and development expenses were RMB77.3 million (US$11.1 million) for the year ended December 31, 2025.

Our research and development team is led by our chief technology officer, Mr. Chaohua Sheng, who has nearly 20 years of industry experience. Our research and development work is mainly categorized into chip development, product hardware development, product software development, product testing and research in new technology directions. Our research and development team tracks, evaluates and anticipates the latest industry developments and customers’ needs in determining our research and development project focus and new product roadmap. We intend to expand our research and development team and continue to enhance our research and development capabilities.

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

Mining Machine Assembly

We outsource the assembly of our mining machines to third-party contract manufacturers in order to prioritize on the design and development of new ASIC chips. We currently maintain a working relationship with multiple contract manufacturers for the assembly of our altcoin mining machines. Pursuant to our arrangement, we are responsible for providing overall equipment design, ASIC chips and certain main components and software and the contract manufacturer is responsible for acquiring ancillary hardware and carrying out equipment assembly. The finished altcoin mining machines are delivered directly from their production bases.

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

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, copyrights, IC layout design rights, utility models, trade secret and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of the date of this annual report, we have registered 32 trademarks (including 2 in mainland China and 30 outside mainland China) and a total of 16 patents in the PRC, including nine inventions and seven utility model patents. As of the same date, we have registered 21 software copyrights and 38 IC layout-design rights in mainland China.

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

Employees

We had 127 full-time employees as of December 31, 2025, substantially all of whom were in mainland China. The following table sets forth the numbers of our full-time employees, categorized by function, as of December 31, 2025:

Function	Number of Employees	Percentage of Total Number of Employees
Research and development	88	69.3%
Sales and marketing	13	10.2%
Administration	17	13.4%
Finance and accounting	9	7.1%
Total	127	100.0%

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

On February 6, 2026, ten PRC governmental authorities, including the PBOC, issued the Notice on Further Preventing and Disposing of Risks Relating to Virtual Currencies, which reaffirms the PRC government’s prohibition-based regulatory approach toward virtual currency-related activities and, on this basis, further expands the regulatory scope by covering tokenized real-world assets (RWA) and stablecoins, clarifying that such arrangements, as well as virtual currencies, do not have the same legal status as fiat currency and that related activities in China constitute illegal financial activities; the Notice further emphasizes that offshore issuance of virtual currencies or provision of related services to PRC residents shall also be subject to strict regulation, and newly and explicitly prohibits the sale of virtual currency mining equipment within the PRC; it also reiterates that any losses arising from participation in virtual currency-related activities shall be borne by investors themselves.

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

D. Property, Plant and Equipment

Our principal executive offices are located at Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China. As of December 31, 2025, we occupied two properties in Shanghai, China, for research and development and office purposes, with a total gross floor area of approximately 6,421.34 square meters. The two properties were owned by us, with one property having a total gross floor area of approximately 2,568.98 square meters that was acquired by us in June 2023, and another property having a total gross floor area of approximately 3852.36 square meters that was acquired by us in December 2021.

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

Competitiveness in research and development

As we compete largely on the performance of our altcoin mining products, research and development is key to the success of our products. In 2023, 2024 and 2025, we incurred research and development expenses of RMB42.3 million, RMB109.4 million and RMB77.3 million (US$11.1 million), respectively. We continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced altcoin mining products as well as competitive technologies and applications will have a significant impact on our results of operations.

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

Key Components of Results of Operations

Revenues

We derive our revenue primarily from sales of high-performance mining products including altcoin mining machines incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023. Historically, we derived a large portion of our revenue from the sales of high-performance ASIC chips as a standalone product. However, we completely ceased such sales by the end of 2024. In 2023, 2024 and 2025, we generated total revenue of RMB82.2 million and RMB281.8 million and RMB220.9 million (US$31.6 million), respectively. The following table sets forth the breakdown of our revenue for the years indicated:

	Years ended December 31,
	2023		2024	2025	2025
	RMB’000		RMB’000	RMB’000	US$’000
Mining products
- ASIC chips	47,736		36,406	—	—
- Mining machines	8,496		240,587	218,019	31,176
- Ancillary software and hardware	12,126		4,374	2,607	373
Subtotal	68,358		281,367	220,626	31,549
Intelligent router products(1)	13,839	(1)	—	—	—
Others(2)	28		400	238	34
Total	82,225		281,767	220,864	31,583

Notes:

1.	In 2023, the revenue was substantially derived from a one-off sale of intelligent router products, which were produced by external vendors and integrated with our software solutions for resale purposes. This was a one-off transaction for us, with no plans in place to pursue this business line in the future.

2.	Primarily including the revenue in connection with the maintenance services of the mining products that exceed the warranty period and the sales of products for WEB3 applications.

The following table sets forth the breakdown of sales volume and ASP (per unit) of ASIC chips embedded in the mining machines that were delivered for the years indicated:

	2023				2024			2025				2025
	Revenue		Sales Volume	ASP	Revenue	Sales Volume	ASP	Revenue		Sales Volume	ASP	Revenue	ASP
	(RMB’000)		(Unit)	(RMB)	(RMB’000)	(Unit)	(RMB)	(RMB’000)		(Unit)	(RMB)	(US$’000)	(US$)
AE BOX series	—		—	—	—	—	—	108,519		11,568	9,380.96	15,518	1,341.46
AE MAX series	—		—	—	—	—	—	19,266		4,677	4,119.31	2,755	589.05
AL BOX series	—		—	—	118,621	5729	20,705.36	(273	) (2)	(79)	3,455.70	(39)	494.16
AL MAX series	—		—	—	1,746	95	18,378.95	(984	) (2)	(49)	20,081.63	(141)	2,871.64
DG MAX series	—		—	—	31,908	2218	14,385.93	35,597		4,229	8,417.36	5,090	1,203.67
DG ULTRA series	—		—	—	—	—	—	5,121		832	6,155.05	732	880.16
E-AE1M series	—		—	—	—	—	—	17,457		1,882	9,275.77	2,496	1,326.42
E-AL1M series	—		—	—	3,178	198	16,050.51	(169	) (2)	(15)	11,266.67	(24)	1,611.11
E-DG1M series	—		—	—	24,873	2043	12,174.74	8,737		654	13,359.33	1,249	1,910.36
E-KA1M series	—		—	—	1,710	174	9,827.59	74		9	8,222.22	11	1,175.76
KA BOX series	—		—	—	37,701	5161	7,304.98	145		90	1,611.11	21	230.39
MINI DOGE Ⅲseries	—		—	—	18,737	5186	3,613.00	5,732		1,586	3,614.12	820	516.81
XT BOX series	—		—	—	—	—	—	16,376		1,552	10,551.55	2,342	1,508.85
Others	8,496	(1)	135,168	62.86	2,113	1232	1,715.10	2,421		2,994	808.62	346	115.63
Total	8,496		135,168	62.86	240,587	22,036	10,917.91	218,019		29,930	7,284.30	31,176	1,041.64

Note:

(1)	Represented the non-standardized and non-serialized sales of the mining products prior to the introduction of the “Goldshell” branded mining products.
(2)	Represented the reversal of sales revenue and volume due to product exchanges/replacements completed by customers in accordance with contractual terms during the period.

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

	Years ended December 31,
	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues (excluding the impact of write-down)	48,432	86,156	110,435	15,793
Inventories write-down, prepayment write-down and provision for inventory purchase commitments	24,715	43,781	93,052	13,308
Others(1)	—	515	1,415	200
Total	73,147	130,452	204,902	29,301

Note:

(1)	Represented direct costs associated with providing services, including maintenance expenses and costs of products of web3 applications.

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by cryptocurrency prices, which have a significant effect on the average selling price of our products and the product mix. In 2023, 2024 and 2025, our gross profit was RMB9.1 million, RMB151.3 million and RMB16.0 million (US$2.3 million), respectively. Our overall gross profit margin was 11.0%, 53.7% and 7.2%, respectively, for the same years.

Operating Expenses

Our operating expenses include research and development expenses, sales and marketing expenses, general and administrative expenses and impairment of long-lived assets. The following table sets forth components of our operating expenses for the periods indicated:

	Years ended December 31,
	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000
Research and development expenses	42,304	109,443	77,296	11,053
Sales and marketing expenses	6,532	8,468	8,824	1,262
General and administrative expenses	25,210	30,248	34,445	4,925
Impairment of long-lived assets	—	210	74	11
Total	74,046	148,369	120,639	17,251

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

Impairment of long-lived assets. Impairment of long-lived assets was related to certain models used for manufacturing mining products that were discontinued.

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

PRC Enterprise Income Tax (“EIT”)

Shanghai Intchains obtained its High and New Technology Enterprise (“HNTE”) certificate in 2019 with a three-year validity period. Shanghai Intchains subsequently received approvals from the relevant tax authorities for the renewal of its HNTE status in December 2022 and December 2025. Consequently, Shanghai Intchains is entitled to a preferential Enterprise Income Tax (“EIT”) rate of 15% for the period from 2022 to 2027, provided that it continues to maintain its HNTE qualification and completes the requisite EIT filing procedures with the relevant tax authorities. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a 5-year tax holiday (two years full exemption followed by three years half reduction) beginning from 2021 after utilizing all prior years’ tax losses. The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

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

As of December 31, 2024 and 2025, we did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as we do not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

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

We accept cryptocurrency as the payment form, and recognize revenue and recognize the cost of cryptocurrency based on the fiat currency amount indicated in the sales contract. The quantity of cryptocurrency actually paid by the customer is locked in after conversion based on the fair value at the time of contract inception, and future price fluctuations are reflected in the change in the fair value of the cryptocurrency.

We recognize products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered completed when products have been picked up by or delivered to shipper of our customers.

We offer a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, we are not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as cost of revenue. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the years ended December 31, 2023, 2024 and 2025, respectively.

Other revenues

We also generate a small portion of revenue from the sales of products of WEB 3 applications, and maintenance services of the mining products exceed the warranty period, which is a distinct performance obligation from sale of product. Revenue is recognized over the period when the related services were rendered to the customers or the products have been picked up by or delivered to shipper of our customers.

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

Contract liabilities

Proceeds received from customers before product delivery are recognized as contract liabilities and are recognized as revenue when revenue recognition criteria are met. The advances received from customers as of December 31, 2023, 2024 and 2025 were RMB 9,828,000, RMB37,447,000 and RMB16,462,000, respectively. The revenue recognized during years ended December 31, 2023, 2024 and 2025 that was included in the contract liabilities balance at the beginning of the year was RMB6,000, RMB9,828,000 and RMB33,000,000, respectively.

Inventories

Our inventories consist of finished goods, work in process and raw materials, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

Cryptocurrencies

Tether USD (USDT) included in the current assets represent our reasonably assessment that we would sell or exchange other cryptocurrencies within one year. Other cryptocurrencies mainly comprised of Ethereum (ETH), included in the non-current assets represent our reasonably assessment that we would hold over one year. Cryptocurrencies that are staked remain recorded within Cryptocurrencies, non-current in the consolidated balance sheets. Staking rewards earned by us through staking of these assets for the years ended December 31, 2023, 2024 and 2025 are immaterial, respectively. Cryptocurrencies purchased are recorded at cost using FIFO method and cryptocurrencies received in the operating business are accounted for in connection with our Company’s revenue recognition policy disclosed above.

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

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. Our Company determines Coinbase as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of cryptocurrencies.

We measure the fair value of cryptocurrencies on a monthly basis, and refer to the closing prices quoted on Coinbase exchange as the fair value at the end of every month. As of January 1, 2024, the cumulative-effect adjustment of RMB332,000 was recorded as an increase to the opening balance of retained earnings. Refer to note 9 for further information regarding the cryptocurrencies.

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

	Years ended December 31,
	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000
Products revenue	82,225	281,767	220,864	31,583
Cost of revenue	(73,147)	(130,452)	(204,902)	(29,301)
Gross profit	9,078	151,315	15,962	2,282
Operating expenses:
Research and development expenses	(42,304)	(109,443)	(77,296)	(11,053)
Sales and marketing expenses	(6,532)	(8,468)	(8,824)	(1,262)
General and administrative expenses	(25,210)	(30,248)	(34,445)	(4,925)
Impairment of long-lived assets	—	(210)	(74)	(11)
Total operating expenses	(74,046)	(148,369)	(120,639)	(17,251)
Income/(loss) from operations:	(64,968)	2,946	(104,677)	(14,969)
Interest income	16,750	16,235	11,014	1,575
Foreign exchange gain/(loss), net	(524)	1,382	(3,364)	(481)
Change in fair value of cryptocurrency	—	21,322	4,838	692
Other income, net	13,191	8,292	8,334	1,191
Income/(loss) before income tax expenses	(35,551)	50,177	(83,855)	(11,992)
Income tax benefit	8,756	1,320	36,323	5,194
Net income/(loss)	(26,795)	51,497	(47,532)	(6,798)
Foreign currency translation adjustment, net of nil tax	1,838	1,939	(5,023)	(718)
Total comprehensive income/(loss)	(24,957)	53,436	(52,555)	(7,516)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue. Revenue was RMB220.9 million (US$31.6 million) in 2025, representing a decrease of 21.6% from RMB281.8 million for the same period in 2024. The decrease was primarily due to cyclical fluctuations in the market, whereby our ALEO mining machine series contributed to increased revenues during the first half of 2025, and overall demand for our products became softer during the second half of 2025.

Cost of revenue. Cost of revenue was RMB204.9 million (US$29.3 million) in 2025, representing an increase of 57.1% from RMB130.5 million in 2024. Cost of revenues was impacted by impairment charges recorded against excess inventory of certain altcoin mining machines.

Gross profit and gross profit margin. We recorded a gross profit of RMB16.0 million (US$2.3 million) in 2025 as compared to a gross profit of RMB151.3 million in 2024. Softer market demand in the second half of 2025 led to lower selling prices for our altcoin mining products, resulting in lower gross margins in 2025 compared to 2024. The decrease was also attributable to higher inventory provisions for certain products in 2025.

Operating expenses. Our total operating expenses were RMB120.6 million (US$17.2 million) in 2025, representing a decrease of 18.7% from RMB148.4 million in 2024. The decrease was primarily due to decreased research and development expenses, partially offset by slightly increased general and administrative expenses.

●	Research and development expenses. Our research and development expenses decreased by 29.4% to RMB77.3 million (US$11.1 million) in 2025 from RMB109.4 million in 2024, primarily due to reduced expenses related to preliminary research costs conducted for new altcoin mining projects.

●	Sales and marketing expenses. Our selling expenses remained relatively steady at RMB8.8 million (US$1.3 million) and RMB8.5 million, respectively, in 2025 and 2024.

●	General and administrative expenses. Our general and administrative expenses increased by 13.9% to RMB34.4 million (US$4.9 million) in 2025 from RMB30.2 million in 2024, mainly driven by professional fees and depreciation expenses.

●	Impairment of long-lived assets. Our impairment of long-lived assets decreased by 64.8% to RMB0.07 million (US$0.01 million) in 2025 from RMB0.2 million in 2024, primarily due to a decrease in the write-off of certain models of mining products, as the majority of our underperforming or aging assets had already been fully impaired in 2024.

Income/(Loss) from operations. As a result of the foregoing, loss from operations was RMB104.7 million (US$15.0 million) in 2025, compared to income from operations of RMB2.9 million in 2024.

Interest income. Our interest income decreased by 32.2% to RMB11.0 million (US$1.6 million) in 2025 from RMB16.2 million in 2024, mainly due to net cash used in operating activities.

Foreign exchange gain/(loss), net. Our foreign exchange gain, net was RMB1.4 million in 2024. Our foreign exchange loss, net was RMB3.4 million (US$0.5 million) in 2025. The reversal was a result of the impact from the appreciation of RMB against the U.S. dollar during the period.

Change in fair value of cryptocurrency. Our change in fair value of cryptocurrencies was a net gain of RMB4.8 million (US$0.7 million), in 2025, compared to a gain of RMB21.3 million in 2024. The decrease in the fair value gain was primarily the result of a general decline in the market price of ETH in 2025, contrasting with a significant price increase in 2024, as well as a lower volume of additions to our holdings in 2025. Specifically, our holdings increased by 3,124 units in 2025, compared to an increase of 5,642 units in 2024. We nevertheless maintained a net fair value gain in 2025, primarily because a portion of our ETH-based cryptocurrencies were acquired during market dips at cost bases that remained lower than their fair value at year-end.

Other income, net. Our other income, net, remained steady at RMB8.3 million (US$1.2 million) in both 2025 and 2024.

Net income/(loss). As a result of the foregoing, we recorded a net loss was RMB47.5 million (US$6.8 million) in 2025, compared to a net income of RMB51.5 million in 2024.

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

●	Research and development expenses. Our research and development expenses increased by 158.7% from RMB42.3 million in 2023 to RMB109.4 million (US$15.0 million) in 2024. The increase was primarily due to more products launched in 2024, as well as increased personnel-related expenses. Our research and development expenses as a percentage of our revenue were 38.8% in 2024 as compared with 51.4% in 2023.

●	Sales and marketing expenses. Our selling expenses increased by 29.6% from RMB6.5 million in 2023 to RMB8.5 million (US$1.2 million) in 2024, mainly driven by increased personnel-related expenses. Our sales and marketing expenses as a percentage of our revenue was 3.0% in 2024 as compared with 7.9% in 2023.

●	General and administrative expenses. Our general and administrative expenses increased by 20.0% from RMB25.2 million in 2023 to RMB30.2 million (US$4.1 million) in 2024, primarily due to increased personnel-related expenses and increased amortization expenses of trademarks. Our general and administrative expenses as a percentage of our revenue was 10.7% in 2024 as compared with 30.7% in 2023.

●	Impairment of long-lived assets. Our impairment of long-lived assets increased from nil in 2023 to RMB0.2 million (US$0.03 million), primarily due to the discontinuation of certain models of mining products in 2024.

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

Subsequent events

The Company has evaluated subsequent events through April 13, 2026, the date the financial statements available to be issued: on January 5, 2026, we entered into a business transfer agreement (the “Agreement”) with Shanghai TopsFuture Microelectronics Co., Ltd. (“TopsFuture”), an entity controlled by Mr. Qiang Ding, our chairman and chief executive officer, to divest its non-core chip R&D business for a total consideration of up to RMB18.0 million. The consideration consists of cash consideration in the amount of RMB3 million and contingent consideration in the amount of RMB15 million. The divestment does not qualify as a strategic shift.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2025, our cash and cash equivalents were RMB221.7 million (US$31.7 million). Our cash and cash equivalents represent cash on hand, money market funds and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. All cash and cash equivalents are unrestricted as to withdrawal and use.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended December 31,
	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000
Net cash used in operating activities	(4,708)	(138,253)	(92,928)	(13,288)
Net cash used in investing activities	(174,565)	(125,936)	(12,307)	(1,759)
Net cash provided by financing activities	51,218	—	7,390	1,056
Effect of exchange rate changes on cash and cash equivalent	995	1,270	(2,746)	(393)
Net decrease in cash and cash equivalents	(127,060)	(262,919)	(100,591)	(14,384)
Cash and cash equivalents, at the beginning of year	712,231	585,171	322,252	46,081
Cash and cash equivalents, at the end of year	585,171	322,252	221,661	31,697

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was RMB92.9 million (US$13.3 million), primarily reflecting a net loss of RMB47.5 million, as adjusted by (a) positive changes of RMB16.7 million in non-operating and non-cash items primarily including inventory provision of RMB92.8 million, deferred income tax benefit of RMB36.9 million, depreciation and amortization expenses of RMB6.8 million, and share-based compensation of RMB8.7 million, partially offset by revenue recognized in the payment form of cryptocurrency of RMB45.3 million, change in fair value of cryptocurrency of RMB4.8 million, and income from investments of RMB4.8 million; and (b) negative changes of RMB62.1 million in working capital primarily reflecting (i) an increase in inventories of RMB51.2 million as we continued to build inventory to support business operations, (ii) a decrease in contract liabilities of RMB12.3 million, (iii) a decrease in accounts payable of RMB11.8 million, and (iv) a decrease in accrued liabilities and other liabilities of RMB8.4 million, partially offset by a decrease in prepayments and other current assets of RMB18.8 million and a decrease in USDC of RMB1.0 million.

Net cash used in operating activities for the year ended December 31, 2024 was RMB138.3 million, primarily reflecting a net income of RMB51.5 million, as adjusted by (a) negative changes of RMB104.3 million in non-operating and non-cash items primarily including revenue recognized in the payment form of cryptocurrency of RMB122.0 million, change in fair value of cryptocurrency of RMB21.3 million, and deferred income tax benefit of RMB16.0 million, partially offset by inventory provision of RMB39.0 million, depreciation and amortization expenses of RMB5.0 million, and share-based compensation of RMB9.0 million; and (b) negative changes of RMB85.4 million in working capital primarily reflecting (i) an increase in inventories of RMB95.8 million as we ramped up our stock of products to meet growing market demand; (ii) an increase in prepayments and other current assets of RMB25.6 million primarily due to increased advances to suppliers for securing key components; (iii) partially offset by an increase in contract liabilities of RMB16.7 million reflecting growing customer orders and deposits; (iv) an increase in accounts payable of RMB14.7 million consistent with our increased procurement activities; and (v) an increase in accrued liabilities and other liabilities of RMB5.5 million primarily related to increased operational expenses and tax obligations associated with our business growth.

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

Investing Activities

Net cash used in investing activities was RMB12.3 million (US$1.8 million) for the year ended December 31, 2025, which was primarily attributable to the purchase of short-term and long-term investments of RMB1,119.8 million, the purchase of property, equipment and software of RMB4.7 million and the purchase of cryptocurrencies of RMB12.7 million, partially offset by the proceeds from disposal of short-term investments of RMB1,075.6 million, the proceeds from sale of cryptocurrency of RMB33.8 million and the refund from purchase of property, equipment and software purchase price of RMB16.5 million.

Net cash used in investing activities was RMB125.9 million for the year ended December 31, 2024, which was primarily attributable to the purchase of short-term and long-term investments of RMB494.8 million and the purchase of cryptocurrencies of RMB68.2 million, partially offset by the proceeds from disposal of short-term investments of RMB401.3 million.

Net cash used in investing activities was RMB174.6 million for the year ended December 31, 2023, which was primarily attributable to the purchase of property, equipment and software of RMB46.9 million, intangible assets of RMB3.4 million and the purchase of short-term and long-term investments of RMB123.6 million.

Financing Activities

Net cash provided by financing activities was RMB7.4 million (US$1.1 million) for the year ended December 31, 2025, which was attributable to proceeds from issuance of ordinary shares of RMB10.1 million, partially offset by the payment for cost of issuance of RMB2.7 million.

Net cash provided by financing activities was nil for the year ended December 31, 2024.

Net cash provided by financing activities was RMB51.2 million for the year ended December 31, 2023, which was attributable to proceeds from issuance of ordinary shares of RMB61.3 million, which was partially offset by the payment for cost of issuance of RMB10.1 million.

Capital Expenditures

We made capital expenditures of RMB50.9 million, RMB10.1 million and RMB4.7 million (US$0.7 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for the purchase of property, equipment and software, intangible assets and other non-current assets.

We plan to fund our future capital expenditures with our existing cash balance and financing activities.

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

Recently issued accounting pronouncements

New and amended standards adopted by our Group

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Group beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. The Group adopted ASU 2023-09 prospectively for the year ended December 31, 2025.

New and amended standards not yet adopted by our Group

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

C. Research and Development

Please refer to “Item 4. Information of the Company—B. Business Overview—Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview—Major Factors Affecting Our Results of Operations” for details.

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

Name	Age	Position
Qiang Ding	47	Chairman and Chief Executive Officer
Chaohua Sheng	45	Director and Chief Technology Officer
Conway Kong-Wai Lee	71	Independent Director
Qingyang Gu	64	Independent Director
Weiping Ma	64	Independent Director
Chaowei Yan	40	Chief Financial Officer

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

Mr. Conway Kong-Wai Lee has been serving as our independent director since March 2023. Mr. Lee has over 30 years of experience in public accounting and auditing, corporate finance, merger and acquisition and initial public offerings. He has extensive experience in U.S. GAAP and International Financial Reporting Standards from performing audit work in connection with initial public offerings in the U.S. by China-based companies. Mr. Lee served as a partner of Ernst & Young for 29 years from September 1980 to September 2009. He was a non-executive director and the deputy chairman of China Environmental Technology and Bioenergy Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1237) from July 2014 to September 2015. Mr. Lee has been serving as an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including Chaowei Power Holdings Limited (stock code: 0951) since June 2010, West China Cement Limited (stock code: 2233) since July 2010, China Modern Dairy Holdings Limited (stock code: 1117) since October 2010, NVC Lighting Holding Limited (stock code: 2222) since November 2012. Mr. Lee served as an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including CITIC Securities Company Limited (stock code: 6030), a company also listed on the Shanghai Stock Exchange (stock code: 600030), from August 2011 to May 2016, Guotai Junan Securities Company Limited (stock code: 2611), a company also listed on the Shanghai Stock Exchange (stock code: 601211), from October 2016 to November 2023, Tibet Water Resources Holdings Ltd. (stock code: 1115) from July 2011 to February 2020, WH Group Limited (stock code: 0288) from August 2014 to June 2022, China Rundong Auto Group Limited (stock code: 1365) from August 2014 to December 2020, Yashili International Holdings Limited (stock code: 1230) from November 2013 to July 2023, GCL New Energy Holdings Limited (stock code: 0451) from May 2014 to November 2025, and Gome Electrical Appliances Holdings Limited (stock code: 0493) from March 2011 to September 2023.

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

Dr. Weiping Ma has been serving as our independent director since March 2023. He has over 30 years of management and technical experience in the building materials industry in both the United States of America and China. Dr. Ma served as an executive director and the chief executive officer of West China Cement Limited, a company listed on the Hong Kong Stock Exchange (stock code: 2233), from 2015 to 2023. Dr. Ma served as senior process engineer and held several management positions for Holcim in Michigan, United States from 1996 to 2002. He served as vice president of marketing and sales for Lafarge (China) in Beijing from 2002 to 2005 and served in a similar position for Lafarge Shuion Cement from 2005 to 2008. Dr. Ma served as general manager and vice president for Lafarge A&C in China from 2008 to 2009. He was the managing director of Fuping Cement, a company wholly owned by Italcementi Group, from 2009 to 2012. Dr. Ma was the Chief Representative and Country Manager in China for the Italcementi Group from 2009 to 2014.

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

B. Compensation

For the year ended December 31, 2025, we and our subsidiaries paid aggregate cash compensation of RMB6.0 million (US$0.9 million) to our directors and executive officers as a group. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

The maximum number of ordinary shares that may be issued under the 2022 Plan is 6,500,000. The number of ordinary shares available for issuance under the 2022 Plan shall automatically increase on the first trading day in January of each calendar year during the ten-year term of the 2022 Plan commencing from the calendar year beginning January 1, 2023, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding measured as of the last trading day of the immediately preceding calendar year, and (ii) such number of shares as may be determined by our board of directors, but in no event shall any such annual increase exceed 1,350,000 ordinary shares. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2022 Plan is 10,113,209. As of the date of this annual report, awards to receive or purchase 1,789,986 ordinary shares under the 2022 Plan have been granted and outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2022 Plan:

Name	Class A Ordinary Shares to be Received based on the Options Awarded	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
Mr. Chaowei Yan	10,416	5,208	$8.00 per award	May 29, 2023	May 28, 2033

The following table summarizes, as of the date of this annual report, the outstanding restricted share units that were granted to our directors and executive officers under the 2022 Plan:

Name	Class A Ordinary Shares to be Received based on the Restricted Share Units Awarded	Restricted Share Units Awarded	Exercise Price	Date of Grant
Mr. Chaowei Yan	64,354	32,177	—	June 1, 2025
	10,292	5,146	—	June 1, 2024
	13,662	6,831	—	May 29, 2023

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

Audit Committee

Our audit committee consists of Mr. Conway Kong-Wai Lee, Dr. Qingyang Gu and Dr. Weiping Ma, and is chaired by Mr. Conway Kong-Wai Lee. Our board of directors has determined that Mr. Conway Kong-Wai Lee, Dr. Qingyang Gu and Dr. Weiping Ma satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of our initial public offering. We have determined that Mr. Conway Kong-Wai Lee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

●	setting clear hiring policies for employees or former employees of the independent auditor;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and approving all related-party transactions;

●	discussing the annual audited financial statements with management and the independent auditor;

●	discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

●	reviewing analyzes or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

●	reviewing with management and the independent auditor the effect of key transactions, related-party transactions and off-balance sheet transactions and structures;

●	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing our disclosure controls and procedures and internal control over financial reporting;

●	reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;

●	establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan; and

●	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Dr. Weiping Ma, Mr. Qiang Ding and Mr. Conway Kong-Wai Lee and is chaired by Dr. Weiping Ma. Our board of directors has determined that Dr. Weiping Ma and Mr. Conway Kong-Wai Lee satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation of our executive officers;

●	reviewing and evaluating our executive compensation and benefits policies generally;

●	in consultation with our chief executive officer, periodically reviewing our management succession planning;

●	reporting to our board of directors periodically;

●	evaluating its own performance and reporting to our board of directors on such evaluation;

●	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nomination and Corporate Governance Committee

Our nomination and corporate governance committee consists of Mr. Chaohua Sheng, Dr. Qingyang Gu and Dr. Weiping Ma, and is chaired by Mr. Chaohua Sheng. Our board of directors has determined that Dr. Qingyang Gu and Dr. Weiping Ma satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

●	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

●	leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;

●	reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to our board of directors;

●	reviewing and approving compensation (including equity-based compensation) for our directors;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

●	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

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

D. Employees

We had 133, 133 and 127 employees as of December 31, 2023, 2024 and 2025 in China, respectively. As of December 31, 2025, we had 88 employees focus on research and development, 13 employees focus on sales and marketing, 17 employees in administration department and 9 employees in finance and accounting department.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of the date of this annual report by:

●	each person known to us to own beneficially more than 5% of common shares, and

●	each of our directors and executive officers.

	Ordinary shares beneficially owned
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of total ordinary shares on an as-converted basis*	% of voting Power**
Directors and Executive Officers†:
Qiang Ding (1)	—	41,192,420	33.87	64.04
Chaohua Sheng (2)	—	16,759,820	13.78	26.06
Conway Kong-Wai Lee	—	—	—	—
Qingyang Gu	—	—	—	—
Weiping Ma	—	—	—	—
Chaowei Yan	9,492	—	0.01	—
Directors and Executive Officers Combined	9,492	57,952,240	47.66	90.10
Principal Shareholders:
Intchain DQ Asset Holding Limited (1)	—	25,961,500	21.34	40.36
Intchains SCH Holding Limited (2)	—	16,759,820	13.78	26.06
Intchains CHX2 Limited(1)(3)	—	6,318,800	5.20	9.82

*	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after the date of this annual report.

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

†	Except as otherwise indicated below, the business address of our directors and executive officers is c/o Building 16, Lane 999, Xinyuan South Road, Lin-Gang Special Area, Pudong, Shanghai, 201306, the People’s Republic of China.

(1)	Represents (i) 25,961,500 ordinary shares held by Intchain DQ Asset Holding Limited, or DQ BVI, a BVI company wholly owned by Mr. Qiang Ding; (ii) 5,912,120 ordinary shares held by Intchains CHX1 Limited, or CHX 1 BVI, a BVI company wholly owned by DQ BVI; (iii) 3,000,000 ordinary shares held by Intchains DQ Holding limited, a BVI company wholly owned by DQ BVI; and (iv) 6,318,800 ordinary shares held by Intchains CHX2 Holding limited, or CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of DQ BVI, Intchains DQ Holding limited, CHX1 BVI, and CHX2 BVI is located at Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents 16,759,820 ordinary shares held by Intchains SCH Holding Limited, or SCH BVI, a BVI company wholly owned by Mr. Chaohua Sheng. The registered office of SCH BVI is located at Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Represents 6,318,800 ordinary shares held by CHX 2 BVI, a BVI company wholly owned by DQ BVI. The registered office of CHX2 BVI is located at Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge and based on our review of our register of members as of the date of this annual report, 53,687,626 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

We did not have material related party transactions during the years ended December 31, 2023, 2024, and 2025.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to the Tax Concessions Act of the Cayman Islands, we have obtained an undertaking:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

●	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company.

The undertaking for us is for a period of twenty years from December 31, 2021.

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

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or common shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the Medicare tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and common shares. This discussion applies to you only if you beneficially own our ADSs or common shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

●	banks or certain financial institutions;

●	insurance companies;

●	tax-exempt organizations;

●	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or common shares through any such entities;

●	regulated investments companies or real estate investment trusts;

●	persons that hold ADSs or common shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	persons whose functional currency for tax purposes is not the U.S. dollar;

●	persons liable for alternative minimum tax; or

●	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and common shares) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or common shares as capital assets within the meaning of Section 1221 of the Code and are:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Concentration of Customers and Suppliers

For the year ended December 31, 2023, we had two customers each accounted for over 10% of our revenue, accounting for 56.2% and 41.9%, respectively, of our revenue. For the year ended December 31, 2024, we had three customers each accounted for over 10% of our revenue, accounting for 31.2%, 19.6% and 10.2%, respectively, of our revenue. For the year ended December 31, 2025, we had three customers each accounted for over 10% of our total revenue, accounting for 35.1%, 27.0% and 22.4%, respectively. As a fabless IC design company, we do not own any IC fabrication facilities. A leading semiconductor foundry has been our major third-party foundry partner for our mining product business. For the years ended December 31, 2023, 2024 and 2025, the value of the wafers we purchased from the Foundry Partner accounted for 66.0%, 68.4% and 54.8%, respectively, of our total procurement for the respective years.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2024 and 2025, our cash and cash equivalents amounted to RMB322.3 million and RMB221.7 million (US$31.7 million), respectively. We place our cash and cash equivalents primarily with financial institutions with high credit ratings and quality. Historically, deposit in Chinese banks is secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

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

An ADS holder is required to pay the following service fees to the depositary:

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

●	Distribution of cash dividends	Up to US$0.05 per ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

●	Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

●	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of US$24,867.64 during the fiscal year ended December 31, 2025.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2025 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

Save as disclosed elsewhere in this annual report, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weakness in Internal Control

As of the date of this annual report, we have taken certain remedial measures to remedy the material weakness in our internal control over financial reporting and governance previously identified by us and our independent registered public accounting firms in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025.

For the year ended December 31, 2025, a material weakness was identified as there was a lack of appropriate controls and segregation of duties over safeguarding of the private key in response to the risks of material misstatement related to the rights and obligations to crypto wallets.

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

	For the fiscal year ended
	December 31, 2024	December 31, 2025
	RMB’000	RMB’000	US$’000
Audit fees (Mazars USA LLP and Forvis Mazars, LLP)(1)	2,016	—	—
Audit fees (MaloneBailey, LLP)(1)	3,007	3,385	485
Audit related fees (Mazars USA LLP and Forvis Mazars, LLP)(2)	96	532	76
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
Total	5,119	3,917	561

(1)	“Audit fees” represents the aggregate fees billed as of the date of this annual report for professional services rendered by our principal external auditor, including the audits of our annual financial statements and the quarterly reviews of our condensed consolidated financial information.
(2)	“Audit-Related fees” represents the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.
(3)	“Tax fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.
(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for services rendered by the principal accountants for the audit of our annual financial statements other than services reported under “Audit fees,” “Audit-related fees,” and “Tax fees.”

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

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must, for instance:

●	have a nomination and corporate governance committee composed entirely of independent directors;

●	have a compensation committee composed entirely of independent directors;

●	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

●	hold an annual general meeting of shareholders;

●	have regularly scheduled executive sessions with only independent directors; or

●	seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

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

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our chief technology officer, executive leadership team, audit committee and board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

2.2	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.1	Share Option Scheme (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-265756) filed with the SEC on July 26, 2022)

4.2	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

4.6	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

11.1	Code of Conduct (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-265756) filed with the SEC on June 22, 2022)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of MaloneBailey, LLP

15.3*	Consent of Mazars USA LLP

16.1	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F (File No.: 001-41500) filed with the SEC on March 18, 2024)

16.2	Letter of Mazars USA LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K filed with the SEC on June 12, 2024)

16.3	Letter of Forvis Mazars, LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K filed with the SEC on January 3, 2025)

97.1	Compensation Recoupment Policy of Intchains Group Limited (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F (File No.: 001-41500) filed with the SEC on March 18, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intchains Group Limited

/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer

Date: April 13, 2026

INTCHAINS GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Intchains Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intchains Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the years then, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Revision of the 2023 Financial Statements

We have audited the adjustments as described in Note 2(ag). The 2023 cash flows have been revised to correct the classification of cash and cash equivalents to short-term and long-term investments. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

We have also audited the adjustments to the 2023 consolidated financial statements to retrospectively apply the change in accounting for ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, discussed in Note 2(i) and Note 21. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2025.

Houston, Texas

April 13, 2026

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Intchains Group Limited

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting for ASU 2023-07 Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures disclosed in Note 2(i) and Note 21, and revision of short-term investments and long-term investments as discussed in Note 2(ag) of the accompanying consolidated statements of operations and comprehensive loss of Intchains Group Limited and Subsidiaries (the “Company”), changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements, before the adjustments described in Notes 2(i), Note 21, and Note 2(ag), present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting as described in Notes 2(i), Note 21, and the revision in Note 2(ag), and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by MaloneBailey, LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Mazars USA LLP

We have served as the Company’s auditor from 2021 to 2024.

New York, New York

March 18, 2024

INTCHAINS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2025

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				(Note 2(g))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	4	322,252	221,661	31,697
USDC	5	1,690	665	95
Cryptocurrency, current	9	30,079	6,035	863
Inventories, net	6	98,614	52,151	7,458
Prepayments and other current assets, net	7	69,703	55,063	7,873
Short-term investments	8	198,562	267,531	38,256
Total current assets		720,900	603,106	86,242
Non-current assets:
Cryptocurrencies, non-current	9	148,790	187,607	26,827
Long-term investments	8	20,569	386	55
Property, equipment and software, net	10	157,065	141,581	20,246
Intangible assets, net	11	3,552	11,975	1,712
Operating lease right-of-use assets	12	272	1,100	157
Deferred tax assets, net	18	28,942	65,796	9,409
Other non-current assets		9,419	8,347	1,194
Total non-current assets		368,609	416,792	59,600
Total assets		1,089,509	1,019,898	145,842
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		14,847	3,025	433
Contract liabilities	2(r)	37,447	16,462	2,354
Income tax payable		2,023	39	6
Operating lease liabilities, current	12	272	542	77
Provision for warranty		161	380	54
Accrued liabilities and other current liabilities	13	21,692	22,340	3,194
Total current liabilities		76,442	42,788	6,118
Non-current liabilities:
Operating lease liabilities, non-current	12	—	558	80
Total non-current liabilities		—	558	80
Total liabilities		76,442	43,346	6,198
Shareholders’ equity
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 120,081,456 and 121,484,348 issued, 120,020,962 and 121,423,854 shares outstanding as of December 31, 2024 and 2025, respectively)	14	1	1	—
Subscriptions receivable from shareholders	14	(1)	(1)	—
Additional paid-in capital		195,236	211,276	30,212
Statutory reserves		51,762	51,968	7,431
Accumulated other comprehensive income		3,777	(1,246)	(178)
Retained earnings		762,292	714,554	102,179
Total shareholders’ equity		1,013,067	976,552	139,644
Total liabilities and shareholders’ equity		1,089,509	1,019,898	145,842

The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2023, 2024 and 2025

		For the year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					(Note 2(g))
		(in thousands, except share and per share data)
Products revenue	16	82,225	281,767	220,864	31,583

Cost of revenue		(73,147)	(130,452)	(204,902)	(29,301)

Gross profit		9,078	151,315	15,962	2,282

Operating expenses:
Research and development expenses		(42,304)	(109,443)	(77,296)	(11,053)
Sales and marketing expenses		(6,532)	(8,468)	(8,824)	(1,262)
General and administrative expenses		(25,210)	(30,248)	(34,445)	(4,925)
Impairment of long-lived assets		—	(210)	(74)	(11)

Total operating expenses		(74,046)	(148,369)	(120,639)	(17,251)

Income/(loss) from operations		(64,968)	2,946	(104,677)	(14,969)

Interest income		16,750	16,235	11,014	1,575
Foreign exchange gain/(loss), net		(524)	1,382	(3,364)	(481)
Change in fair value of cryptocurrency		—	21,322	4,838	692
Other income, net	17	13,191	8,292	8,334	1,191

Income/(loss) before income tax expenses		(35,551)	50,177	(83,855)	(11,992)

Income tax benefit	18	8,756	1,320	36,323	5,194

Net income/(loss)		(26,795)	51,497	(47,532)	(6,798)
Foreign currency translation adjustment, net of nil tax		1,838	1,939	(5,023)	(718)

Total comprehensive income/(loss)		(24,957)	53,436	(52,555)	(7,516)

Weighted average number of shares used in per share calculation:

— Basic	20	119,387,937	119,936,488	120,912,863	120,912,863
— Diluted	20	119,387,937	120,016,243	120,912,863	120,912,863

Net earnings/(loss) per share

— Basic and diluted	20	(0.22)	0.43	(0.39)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2023, 2024 and 2025

	Ordinary Shares			Subscription receivables	Additional		Accumulated other
	Number of Shares	Amount		from shareholders	paid-in capital	Statutory reserves	comprehensive income	Retained earnings	Total
	(in thousands, except share and per share data)

Balance as of January 1, 2023	117,647,000	1		(1)	144,577	47,478	—	741,542	933,597
Issuance of ordinary shares	2,229,032	—	*	—	38,211	—	—	—	38,211
Share-based compensation expense	—	—		—	3,474	—	—	—	3,474
Net loss for the year	—	—		—	—	—	—	(26,795)	(26,795)
Foreign currency translation adjustment	—	—		—	—	—	1,838	—	1,838
Appropriations to statutory reserve	—	—		—	—	787	—	(787)	—
Balance as of December 31, 2023	119,876,032	1		(1)	186,262	48,265	1,838	713,960	950,325

Balance as of January 1, 2024	119,876,032	1		(1)	186,262	48,265	1,838	713,960	950,325
Cumulative effect of change in accounting principle	—	—		—	—	—	—	332	332
Issuance of shares for exercise of warrants	15,842	—	*	—	—	—	—	—	—
Share-based compensation expense	—	—		—	8,974	—	—	—	8,974
Vesting of restricted share units	129,088	—	*	—	—	—	—	—	—
Net income for the year	—	—		—	—	—	—	51,497	51,497
Foreign currency translation adjustment	—	—		—	—	—	1,939	—	1,939
Appropriations to statutory reserve	—	—		—	—	3,497	—	(3,497)	—
Balance as of December 31, 2024	120,020,962	1		(1)	195,236	51,762	3,777	762,292	1,013,067

Balance as of January 1, 2025	120,020,962	1		(1)	195,236	51,762	3,777	762,292	1,013,067
Issuance of ordinary shares	722,022	—	*	—	7,390	—	—	—	7,390
Issuance of shares for exercise of options	291,096	—	*	—	—	—	—	—	—
Issuance of shares for exercise of warrants	250,000	—	*	—	—	—	—	—	—
Share-based compensation expense	—	—		—	8,650	—	—	—	8,650
Vesting of restricted share units	139,774	—	*	—	—	—	—	—	—
Net loss for the year	—	—		—	—	—	—	(47,532)	(47,532)
Foreign currency translation	—	—		—	—	—	(5,023)	—	(5,023)
Appropriations to statutory reserve	—	—		—	—	206	—	(206)	—
Balance as of December 31, 2025	121,423,854	1		(1)	211,276	51,968	(1,246)	714,554	976,552

The accompanying notes are an integral part of these consolidated financial statements.

*	Represents amount less than RMB 1,000.

INTCHAINS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2024 and 2025

	For the year ended December 31,
	2023 (Restated)	2024	2025
	RMB	RMB	RMB	US$
	(Note 2(ag))			(Note 2(g))
	(in thousands)
Cash flows from operating activities
Net income/(loss)	(26,795)	51,497	(47,532)	(6,798)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	3,474	8,974	8,650	1,237
Revenue recognized in the payment form of cryptocurrency	—	(122,028)	(45,289)	(6,476)
Operating expenses paid in cryptocurrency	—	359	565	81
Depreciation of property, equipment and software	3,830	4,507	6,179	884
Amortization of intangible assets	—	476	636	90
Inventory provision	24,574	38,976	92,809	13,273
Write-down of prepayments	141	4,404	243	35
Provision for inventory purchase commitments	—	401	—	—
Deferred income tax benefit	(12,941)	(16,043)	(36,854)	(5,270)
Income from investments	(7)	(1,901)	(4,779)	(683)
Change in fair value of investments	(174)	60	(21)	(3)
Change in fair value of cryptocurrency	—	(21,322)	(4,838)	(692)
Impairment loss of cryptocurrency	34	—	—	—
Loss on disposal of property, equipment and software	4	—	38	5
Impairment of long-lived assets	—	210	74	11
Foreign exchange (gain)/loss	843	(1,382)	2,869	410
Changes in assets and liabilities:
(Increase) /Decrease in USDC	—	(1,690)	1,025	147
(Increase) /Decrease in inventories	11,441	(95,823)	(51,151)	(7,314)
(Increase) /Decrease in prepayments and other current assets	(23,546)	(25,626)	18,801	2,689
Decrease/(Increase) in other non-current assets	(421)	421	—	—
Increase /(Decrease) in accounts payable	(2,708)	14,652	(11,822)	(1,691)
Increase /(Decrease) in contract liabilities	9,822	16,702	(12,320)	(1,762)
Change in right-of-use assets and lease liabilities	192	(129)	—	—
Increase /(Decrease) in income tax payable	(605)	389	(1,984)	(284)
Increase /(Decrease) in provision for warranty	(183)	121	219	31
Increase /(Decrease) in accrued liabilities and other liabilities	8,317	5,542	(8,446)	(1,208)
Net cash used in operating activities	(4,708)	(138,253)	(92,928)	(13,288)
Cash flows from investing activities:
Purchase of short-term and long-term investments	(123,633)	(494,836)	(1,119,846)	(160,134)
Proceeds from disposal of short-term investments	639	401,324	1,075,569	153,804
Purchase of cryptocurrency	(679)	(68,199)	(12,719)	(1,819)
Proceeds from sale of cryptocurrency	—	45,852	33,843	4,839
Proceed from refund of purchase of property, equipment and software purchase price	—	—	16,546	2,366
Purchase of property, equipment and software	(46,898)	(10,077)	(4,716)	(674)
Purchase of intangible assets	(3,425)	—	—	—
Cash paid for asset acquisition	—	—	(984)	(141)
Prepayments on long-term assets	(569)	—	—	—
Net cash used in investing activities	(174,565)	(125,936)	(12,307)	(1,759)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	61,306	—	10,065	1,439
Payment for cost of issuance	(10,088)	—	(2,675)	(383)
Net cash provided by financing activities	51,218	—	7,390	1,056
Effect of exchange rate changes on cash and cash equivalent	995	1,270	(2,746)	(393)
Net decrease in cash and cash equivalents	(127,060)	(262,919)	(100,591)	(14,384)
Cash and cash equivalents, at the beginning of year	712,231	585,171	322,252	46,081
Cash and cash equivalents at the end of year	585,171	322,252	221,661	31,697
Supplemental disclosure of cash flow information:
Cash paid for income taxes	4,790	15,422	1,707	244
Supplemental disclosure of non-cash activities:
Purchases of property, equipment, and software included in accrued liabilities and other liabilities	1,224	1,225	1,565	224
Revenue recognized in the payment form of cryptocurrency	—	122,028	45,289	6,476
Cryptocurrency received for sale of mining machines and remained in contract liabilities	—	10,917	2,252	322
USDT paid to purchase ETH	—	—	31,056	4,441
Operating expenses paid in cryptocurrency	—	359	565	81
Collection of USDC from exchange of USDT	—	43,525	7,131	1,020
Liability assumed in connection with asset acquisition	—	—	8,153	1,160
Transfer from prepayments on long-term assets to property, equipment and software	—	103,537	—	—
Transfer from prepayments on long-term assets to intangible assets	—	569	—	—
Transfer from prepayments on long-term assets to other non-current assets	—	9,319	—	—
Cumulative-effect adjustment due to the adoption of ASU 2023-08	—	332	—	—

The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and principal activities

(a)	Principal activities

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

As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

	Date of incorporation	Place of incorporation	Equity interest held	Principal activities
Name of subsidiaries
Intchains Global Limited	October 29, 2021	The BVI	100%	Investment Holding
Intchains Pte. Ltd.	November 17, 2021	Singapore	100%	International Trading business
Intchains Investment (BVI) Limited	July 1, 2021	The BVI	100%	Investment Holding
Intchains Technology (Hongkong) Limited	July 16, 2021	Hong Kong	100%	Investment Holding and Trading business
Jerryken Intelligent Technology (Shanghai) Co., Ltd.	September 28, 2021	Shanghai, China	100%	Assembly of mining products and spare parts
Shanghai Intchains Technology Co., Ltd.	December 13, 2017	Shanghai, China	100%	Research and development of mining products and WEB3 applications
Shanghai Lianfa Information Technology Co., Ltd.	September 9, 2021	Shanghai, China	100%	Research and development of mining products and WEB3 applications
Shanghai Xinbaiwei Smart Technology Co., Ltd.	October 22, 2021	Shanghai, China	100%	Trading business
Intchains Capital Limited	May 17, 2023	Cayman Islands	100%	Investment Holding
Shanghai Dongyuanwei Information Technology Co., Ltd.	May 28, 2024	Shanghai, China	100%	Research and development of mining products and WEB3 applications
Intchains (Malaysia) Sdn. Bhd.	May 31, 2024	Malaysia	100%	Maintenance Service
InnoMech Ops Corporation	December 5, 2024	United States	100%	Global support services
Intchains Digital Corporation	December 10, 2024	United States	100%	Global support services

(b)	Reorganization and stock subdivision

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

3) On July 16, 2021, Intchains Technology (Hongkong) Limited was incorporated in Hong Kong.

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

The consolidated statements of operations and comprehensive income/(loss), consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows of the Group for the years ended December 31, 2023, 2024 and 2025 include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the Controlling Shareholders, where this is a shorter period. The consolidated balance sheets of the Group as of December 31, 2024 and 2025 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the Controlling Shareholders’ perspective. No adjustments are made to reflect fair values, or recognize any new assets or liabilities as a result of the Reorganization.

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

The Group believes that accounting estimation of recoverability of prepayments to vendors, impairment on long-lived assets, valuation of deferred tax assets, write-down for inventories and prepayments, provision for inventory purchase commitments, valuation and recognition of share-based compensation and provision for product warranty reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

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

(e)	Asset acquisition

The transaction is accounted for as an asset acquisition if investment involves the acquisition of an asset or group of assets that does not meet the definition of a business. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Fair value is determined based upon the guidance of ASC Topic 820, Fair Value Measurements and Disclosures, and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of judgment and estimates. The Company utilizes the assistance of a third-party appraiser to determine the fair value as of the date of an acquisition.

The Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion.

On November 13, 2025, the Group entered into a definitive agreement with ECHOLINK LIMITED, a third-party vendor, to acquire assets primarily related to Proof-of-Stake business, with a cash consideration amounted to USD1,300,000. The transaction costs incurred were immaterial. The Group determined that the transaction did not meet the definition of a business under ASC 805, as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, which is the PoS technology platform. Accordingly, the transaction was accounted for as an asset acquisition under ASC 805-50. There was no other identifiable assets or identifiable liabilities acquired as of the acquisition date. The purchase consideration are all allocated to the PoS technology platform. See more detail in Note 13.

The PoS technology platform operates as a cryptocurrency staking platform. Through this acquisition, the Group intends to expand its cryptocurrency staking operations. Management has determined a five-year useful life for PoS technology platform, amortized on a straight-line basis, based on its estimated period of contribution to the Group’s future cash flows.

(f)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

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

Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2024 and 2025 were US$1.00=RMB7.1884 and 7.0288, respectively, representing the index rates stipulated by the People’s Bank of China.

(g)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB6.9931 on the last trading day of 2025 (December 31, 2025) as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(h)	Fair value of measurements

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

The fair values of the Group’s assets were as follows:

	December 31, 2025				December 31, 2024
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Time deposit	21,100	—	21,100	—	20,569	—	20,569	—
Structured deposits	239,330	—	239,330	—	190,027	—	190,027	—
Government securities	7,101	—	7,101	—	8,535	—	8,535	—
Money market funds	428	428	—	—	8,648	8,648	—	—
Cryptocurrency	193,642	193,642	—	—	178,869	178,869	—	—
Total	461,601	194,070	267,531	—	406,648	187,517	219,131	—

Our financial instruments that are not re-measured at fair value include cash and cash equivalents except for the money market funds, USDC, interest receivables, other receivables, accounts payable and other liabilities. The carrying values of these financial instruments materially approximate their fair values.

(i)	Segment Reporting

ASC Topic 280, “Segment Reporting”, requires use of the management approach model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (“CODM”) organizes segments within the Company for making operating decisions, assessing performance and allocating resources. Reportable segments are based on services, geography, legal structure, management structure, or any other manner in which management disaggregates a company (see NOTE 21).

(j)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, money market funds and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. All cash and cash equivalents are unrestricted as to withdrawal and use.

(k)	USDC

USDC is a reserve-backed stablecoin issued by Circle Internet Financial, LLC which is pegged to one U.S. dollars. The Group recognized and measured USDC at unit price of US$1.00 and accounted for it as a financial instrument.

(l)	Cryptocurrencies

Tether USD (USDT) included in the current assets represent the Group’s reasonably assessment that it would sell or exchange other cryptocurrencies within one year. Other cryptocurrencies mainly comprised of Ethereum (ETH), included in the non-current assets represent the Group’s reasonably assessment that it would hold over one year. Cryptocurrencies that are staked remain recorded within Cryptocurrencies, non-current in the consolidated balance sheets. Staking rewards earned by the Group through staking of these assets for the years ended December 31, 2023, 2024 and 2025 are immaterial, respectively. Cryptocurrencies purchased are recorded at cost using FIFO method and cryptocurrencies received in the operating business are accounted for in connection with the Company’s revenue recognition policy disclosed below.

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

(m)	Investments

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

As of December 31, 2024 and 2025, government securities are all classified as trading debt securities, which were bought and held principally for the purpose of selling them in the near term. Time deposits and structured deposits are all classified as held-to-maturity securities with a fixed interest rate, which were held for the purpose of positive intent and ability to hold to maturity.

The Group accounts for certain individually immaterial equity investment through which we exercise significant influence but do not have control over the investee under the equity method. Our consolidated results of operations include, as a component of “other income, net,” our share of the net income or loss of the equity investments. The balances of Equity method investments as of December 31, 2024 and 2025 are immaterial and are presented within “Long-term investments” in our consolidated balance sheets. The share of the net income or losses recognized for the years ended December 31, 2023, 2024 and 2025 are immaterial, respectively.

(n)	Inventories

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

Losses expected to arise from firm and non-cancellable commitments for the future purchase of inventory items are recognized unless the losses are recoverable through firm sales contracts or other means. The Group consider a variety of factors and data points when determining the existence and scope of a loss for the minimum purchase commitment. The factors and data points include Company-specific forecasts which are reliant on our limited sales history, agreement-specific provisions, macroeconomic factors and market and industry trends. Determining the loss is subjective and requires significant management judgment and estimates. Future events may differ from those assumed in our assessment, and therefore the loss may change in the future.

(o)	Property, equipment and software, net

Property, equipment and software are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation and amortization are calculated using the straight-line method over the shorter of their estimated useful lives of these assets or the term of the related leases. The estimated useful lives are as follows:

Leasehold improvements	the shorter of their useful lives or the lease terms
Computers and electronic equipment	1-5 years
Furniture	3-5 years
Software	1-3 years
Building	48-50 years
Building improvement	20 years
Motor vehicles	4 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income/(loss).

(p)	Intangible assets, net

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

Trademarks	9 years
Customer relationships	6 years
PoS technology platform	5 years
Website	3 years

(q)	Impairment of long-lived assets

For long-lived assets including property, equipment and software, intangible assets, right-of-use assets, and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2023, 2024 and 2025, the impairment of long-lived assets recognized were nil, RMB210,000, and RMB74,000, respectively.

(r)	Contract liabilities

Proceeds received from customers before product delivery are recognized as contract liabilities and are recognized as revenue when revenue recognition criteria are met.

The advances received from customers as of December 31, 2023, 2024 and 2025 were RMB 9,828,000, RMB37,447,000 and RMB16,462,000, respectively. The revenue recognized during years ended December 31, 2023, 2024 and 2025 that was included in the contract liabilities balance at the beginning of the year was RMB6,000, RMB9,828,000 and RMB33,000,000, respectively.

(s)	Revenue from contracts with customers (ASC 606)

The Group adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Group in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

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

The Group accepts cryptocurrency as the payment form, and recognizes revenue and recognizes the cost of cryptocurrency based on the fiat currency amount indicated in the sales contract. The quantity of cryptocurrency actually paid by the customer is locked in after conversion based on the fair value at the time of contract inception, and future price fluctuations are reflected in the change in the fair value of the cryptocurrency (see note 2(l)).

The Group recognizes products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered completed when products have been picked up by or delivered to shipper of the Group’s customers.

The Group offers a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, the Group is not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as cost of revenue. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(t)	Value-added-tax (“VAT”) recoverable and surcharges

VAT recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax) were 5%-6% of the VAT depending on the taxpayer’s location.

(u)	Cost of revenue

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

(v)	Research and development expenses

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

(w)	Sales and marketing expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, traveling expenses and other expenses in associated with sales and marketing personnel. The advertising and promotion expenses were nil, RMB342,000 and RMB898,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

(x)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and professional service fees.

(y)	Government grants

Government grants represent cash subsidies received from the PRC government and VAT additional deduction. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as “other income, net” when received. Total government grants recognized in “other income, net” were RMB 13,201,000, RMB 7,891,000 and RMB8,547,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

(z)	Lease arrangement as lessee

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

(aa)	Employee social security and welfare benefits

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive income/(loss) amounted to RMB8,291,000, RMB9,571,000 and RMB10,312,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

(ab)	Income taxes

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

The Group evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group reports tax-related interest expense and penalty in “other income, net” in the consolidated statements of operations and comprehensive income/(loss), if there is any.

(ac)	Share-based compensation

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

(ad)	Statutory reserves

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

The Group has made RMB787,000, RMB3,497,000 and RMB206,000 appropriations to the statutory reserve for the years ended December 31, 2023, 2024 and 2025, respectively.

(ae)	Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings/(loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s ordinary shares issuable upon the exercise of outstanding share options, restricted shares units and warrants, using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. For the years ended December 31, 2023, 2024 and 2025, the number of dilutive shares was nil, 79,755 and nil, respectively.

(af)	Comprehensive income/ (loss)

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

(ag)	Reclassification of short-term investments and long-term investment

Our consolidated statement of cash flows for the fiscal year ended December 31, 2023 has been revised for errors made with regard to misclassification of short-term and long-term investments to cash and cash equivalents. The restatement has been made to properly reflect the revision in the aforementioned period.

Such revision did not impact consolidated total assets, total liabilities or total shareholder’s equity as of December 31, 2024 and 2025, or comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025.

The following table presents the effect of the aforementioned revision on our consolidated statement of cash flows for the fiscal year ended December 31, 2023:

	For the year ended December 31, 2023
	As Previously Reported	Adjustments	As Revised
	(in thousands)
Purchase of short-term and long-term investments	14,054	109,579	123,633
Net cash used in investing activities	64,986	109,579	174,565
Cash and cash equivalents at the end of year	694,750	(109,579)	585,171

(ah)	Recently issued accounting pronouncements

i.	New and amended standards adopted by the Group:

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Group beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. The Group adopted ASU 2023-09 prospectively for the year ended December 31, 2025.

ii.	New and amended standards not yet adopted by the Group:

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

Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, interest receivables and long-term investment. As of December 31, 2024 and 2025, a majority of the Group’s cash and cash equivalents, short-term investments, interest receivables and long-term investment were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

The Group’s sales arrangements usually require full prepayment before the delivery of products. For credit sales, the Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. There was no allowance for doubtful accounts recorded as of December 31, 2024 and 2025.

Customers which contributed more than 10% of total revenue are as below:

	For the year ended December 31,
	2023	2024	2025
Customer A	42%	0%	0%
Customer B	1%	31%	35%
Customer C	56%	20%	27%
Customer D	0%	10%	22%

(b)	Supplier concentration

The Group currently purchased all of its integrated circuits, an important component of its mining products, from one third-party foundry partner for the year ended December 31, 2023, and two third-party foundry partners for the years ended December 31, 2024 and 2025. Although only a limited number of manufacturers for such integrated circuits are available, management believes that other suppliers could provide similar integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of December 31,
	2024	2025
	(in thousands)
Cash	313,604	221,233
Money market funds	8,648	428
Ending balance	322,252	221,661

The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2024 and 2025:

	RMB		RMB equivalent USD		RMB equivalent SGD	Total in RMB
	China	Overseas	China	Overseas	Overseas
	(in thousands)
December 31, 2024	199,572	—	91,020	29,023	2,637	322,252
December 31, 2025	93,853	—	117,369	10,289	150	221,661

5.	USDC

	As of December 31,
	2024	2025
	(in thousands)
USDC	1,690	665

As of December 31, 2024 and 2025, the Company held 1,690,000 and 665,000 USDC, respectively. The fair value of USDC were kept at $1.00 because one USDC is pegged to one U.S. dollar.

The following table presents additional information about USDC for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(in thousands)
Opening balance	—	1,690
Collection of USDC from sales of mining products	2,328	2,861
Collection of USDC from exchange of USDT	43,525	7,131
Exchange of USDC into USD	(44,171)	(10,997)
Payment of services fees and other expenses	(8)	—
Foreign exchange gain	16	(20)
Ending balance	1,690	665

6.	Inventories, net

Inventories consist of the following:

	As of December 31,
	2024	2025
	(in thousands)
Finished goods	2,346	62,254
Work in process	127,681	120,190
Raw materials	29,834	26,684
Inventories	159,861	209,128
Less: inventory provision	(61,247)	(156,977)
Total	98,614	52,151

During the years ended December 31, 2023, 2024 and 2025, the Group recognized inventories write-down of RMB24,574,000, RMB38,976,000 and RMB92,809,000 in cost of revenues, respectively.

7.	Prepayments and other current assets, net

Prepayments and other current assets, net consist of the following:

	As of December 31,
	2024	2025
	(in thousands)
Prepayments and other current assets, net:
VAT deductible	25,923	48,653
Prepayments to vendors (Note a)	40,574	4,904
Interest receivables	1,346	584
Income tax receivables	1,088	300
Rental and other deposits	531	207
Others	241	415
Total	69,703	55,063

Note a: Prepayments to vendors mainly represent prepayments made to two third-party suppliers for foundry service. The Group also records a write-down for the prepayment to third-party suppliers when the Group believes that the net realizable value is less than carrying amount. For the years ended December 31, 2023, 2024 and 2025, the Group recorded write-downs of RMB141,000, RMB4,404,000 and RMB243,000 for the prepayment to the third-party suppliers in cost of revenues.

8.	Short-term investments and long-term investments

Short-term investments and long-term investment classified by security type as of December 31, 2024 and 2025 consisted of the following:

	As of December 31, 2024					As of December 31, 2025
	Adjusted cost	Gross unrealized Gains	Gross unrealized Losses	Short-term investments	Long-term investment	Adjusted cost	Gross unrealized Gains	Gross unrealized Losses	Short-term investments	Long-term investment
	(in thousands)
Held to maturity investments
Time deposits (Note a)	20,569	—	—	—	20,569	21,100	—	—	21,100	—
Structured deposits (Note b)	190,027	—	—	190,027	—	239,330	—	—	239,330	—

Trading investments
Government securities	8,595	40	(100)	8,535	—	7,022	79	—	7,101	—
Total investments	219,191	40	(100)	198,562	20,569	267,452	79	—	267,531	—

Note a: As of December 31, 2025, all of the Group’s time deposit had contractual maturity date within one year and paid the prospective rates of return at 2.7%. The Company recorded interest income on the investment of nil, RMB569,000 and RMB531,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

Note b: As of December 31, 2025, all of the Group’s structured deposits had contractual maturity dates within one year and paid the prospective rates of return ranging from 1.0% to 2.0%. The Company recorded interest income on the investments of nil, RMB1,027,000 and RMB4,952,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

9.	Cryptocurrencies

Cryptocurrencies holdings were comprised of the following:

	As of December 31,
	2024	2025
	(in thousands)
Current assets
USDT	30,079	6,035

Non-current assets
ETH	124,554	149,158
ETH-FalconX Staked	—	20,958
ETH-PoS Technology Platform Staked	—	692
ETH-Coinbase Staked	16,688	15,823
Bitcoin	7,049	886
Others (Note a)	499	90
	148,790	187,607

The following table presents the Group’s cryptocurrency holdings as of December 31, 2025:

	Quantity	Cost basis	Fair Value
		(in thousands)
USDT	858,555	6,035	6,035
ETH	7,117	129,766	149,158
ETH-FalconX Staked	1,000	18,776	20,958
ETH-PoS Technology Platform Staked	33	652	692
ETH-Coinbase Staked	676	13,739	15,823
Bitcoin	1	1,051	886
Others (Note a)	Multiple	455	90

Note a: The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance.

The following table presents additional information about USDT for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(in thousands)
Opening balance	—	30,079
Collection of USDT from sales of mining products	125,242	32,433
Exchange of USDT into USDC	(43,525)	(7,131)
Exchange of USDT into USD	(1,786)	(17,491)
Exchange of USDT into ETH	(49,771)	(31,056)
Payment of services fees and other expenses	(352)	(565)
Changes in fair value of USDT	(42)	66
Foreign exchange gain	313	(300)
Ending balance	30,079	6,035

The following table presents additional information about ETH and staked ETH for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(in thousands)
Opening balance	645	141,242
Cumulative-effect adjustment of opening balance due to adoption of ASU 2023-08	332	—
Purchase of ETH and ETH-Coinbase Staked in cash	67,465	12,719
Collection of ETH from sales of mining products	2,394	1,138
Collection of ETH from exchange of USDT	49,771	31,056
Payment of services fees and other expenses	(2)	—
Changes in fair value of ETH and ETH-Coinbase Staked	19,372	5,107
Foreign exchange gain	1,265	(4,631)
Ending balance	141,242	186,631

The following table presents additional information about Bitcoin and others (“Others”) for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(in thousands)
Opening balance	—	7,548
Collection of Others from sales of mining products	5,309	3,053
Purchase of Others in cash	734	—
Disposal of Others in cash	(541)	(9,221)
Payment of services fees and other expenses	(5)	—
Changes in fair value of Others (Note a)	1,992	(335)
Foreign exchange gain	59	(69)
Ending balance	7,548	976

Note a: The amount includes cumulative realized gains of RMB177,000 and RMB12,000, and unrealized gains/(loss) of RMB1,815,000 and RMB(347,000), during the years ended December 31, 2024 and 2025, respectively.

10.	Property, equipment and software, net

Property, equipment and software, net consisted of the following:

	As of December 31,
	2024	2025
	(in thousands)
Cost
Building	41,484	137,048
Building improvements	1,632	1,632
Leasehold improvements	148	—
Computers and electronic equipment	9,836	12,388
Furniture	1,155	1,229
Motor vehicles	358	640
Software	5,524	5,582
Construction in progress (Note a)	107,942	—
Total cost	168,079	158,519
Less: Accumulated depreciation and amortization	(10,804)	(16,654)
Provision for the impairment of property, equipment and software	(210)	(284)
Property, equipment and software, net	157,065	141,581

Note a: The balance of construction in progress as of December 31, 2024 was RMB 107,942,000, which primarily represented the prepayments and renovation expenses for a premise located in Shanghai. In January 2025, the construction and renovation were completed and the premise reached its intended use. Consequently, the total balance was transferred from construction in progress to buildings during the first quarter of 2025. During the year ended December 31, 2025, the Group received a refund of RMB 16,546,000 from the counterparty due to a discrepancy where the actual floor area delivered was less than the area specified in the original purchase agreement. This refund was recognized as a reduction to the cost of the buildings.

Provision for the impairment of property, equipment and software recorded for the years ended December 31, 2024 and 2025 was RMB210,000 and RMB74,000, respectively, and was recorded in “Impairment of long-lived assets”. The impairment was related to the modules of certain mining products which were discontinued.

Depreciation and amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 are summarized as follows:

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Research and development expenses	3,491	3,841	3,246
Sales and marketing expenses	115	171	83
General and administrative expenses	224	495	2,850
Total	3,830	4,507	6,179

11.	Intangible assets, net

Intangible assets consisted of the following:

	As of December 31,
	2024	2025
	(in thousands)
Amortized intangible assets with finite lives:
Cost: Trademarks	3,454	3,378
PoS technology platform	—	9,137
Customer relationships	484	473
Website	90	88
Total cost	4,028	13,076
Less: Accumulated amortization	(476)	(1,101)
Intangible assets, net	3,552	11,975

The intangible assets acquired are being amortized over their estimated useful lives. Amortization expense for the years ended December 31, 2023, 2024 and 2025 was nil, USD66,000 (equivalent to RMB476,000) and USD90,000 (equivalent to RMB636,000), respectively. The differences between the carrying amounts of certain intangible assets as of December 31, 2024 and 2025 were primarily attributable to foreign currency translation.

As of December 31, 2025, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

Amounts
(in thousands)
Year Ending December 31,
2026	2,311
2027	2,284
2028	2,282
2029	2,282
2030 and after	2,816
11,975

12.	Lease

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

(a)	The components of lease expenses were as follows:

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Lease cost:
Amortization of right-of-use assets	1,103	588	526
Interest of lease liabilities	62	56	40
Expenses for short-term lease within 12 months	1,075	1,084	1,014
Total lease cost	2,240	1,728	1,580

(b)	Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Cash paid for amounts included in the measurement of lease
Operating cash flows from operating leases	1,050	773	838
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	2,213	—	1,626
Lease liability settled through termination of lease:
Operating leases	627	875	—
Right-of-use assets disposed through termination of lease:
Operating leases	704	875	—

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2023	2024	2025
Weighted-average remaining lease term
Operating leases	21.00 months	2.00 months	24.00 months
Weighted-average discount rate
Operating leases	4% per annum	4% per annum	3% per annum

(d)	Maturities of lease liabilities were as follows:

As of December 31,
2025
(in thousands)
Year Ending December 31,
2026	566
2027	566
Total undiscounted lease payments	1,132
Less: imputed interest	32
Total lease liabilities	1,100
Amounts due within 12 months	542
Non-current lease liability	558

13.	Accrued liabilities and other current liabilities

	As of December 31,
	2024	2025
	(in thousands)
Consideration payable for asset acquisition (Note a)	—	8,153
Salary and welfare payable	12,798	7,861
Other tax payables	1,952	3,282
VAT received from customers related to contract liabilities	2,690	178
Provision for reserve for inventory purchase commitments	401	—
Others	3,851	2,866
Total	21,692	22,340

Note a: As of December 31, 2025, the balance of consideration payable for asset acquisition primarily represented the remaining unpaid purchase price of USD1,160,000 (equivalent to RMB 8,153,000) for the acquisition of the PoS technology platform from ECHOLINK LIMITED. Pursuant to the asset acquisition agreement, the amount is interest-free and is expected to be fully settled within the next twelve months. Please refer to Note 2(e) for further details regarding the transaction.

14.	Share capital

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

On May 28, 2024 and December 3, 2024 the Company issued 65,609 and 29,182 ADSs under the 2022 Share Incentive Plan.

On March 27, 2025, the Company completed US$1.0 million registered direct offering for the purchase and sale of 361,011 ADSs at a purchase price of US$2.77 per ADS, and warrants to purchase up to an aggregate of 361,011 ADSs at US$2.77 per ADS, which is equal to the offering price per ADS. In addition, pursuant to the securities purchase agreement (the “Purchase Agreement”) that the Company entered into with the investor (the “Institutional Investor”) on March 25, 2025, the Institutional Investor may purchase up to an additional US$1.0 million of additional ADSs at the applicable per ADS purchase price determined pursuant to the terms of the Purchase Agreement or at a price mutually agreed to by the parties. The Institutional Investor may exercise this option in whole or in part at any time until 60 days from March 27, 2025, provided that the Institutional Investor may exercise this option only once during such period. On May 27, 2025, the Institutional Investor exercised the option to purchase 145,548 ADSs at a purchase price of US$1.72 per ADS. Subsequently, from August to September 2025, the Institutional Investor exercised warrants to purchase an aggregate of 125,000 ADSs at an exercise price of US$1.72 per ADS.

On May 28, 2025, the Company issued 69,887 ADSs under the 2022 Share Incentive Plan.

As of December 31, 2024 and 2025, there were a total of 120,081,456 and 121,484,348 Class A and Class B ordinary shares issued, 120,020,962 and 121,423,854 Class A and Class B ordinary shares outstanding, respectively, and 30,247 ADSs under the 2022 Share Incentive Plan are considered issued but not outstanding. As of December 31, 2025, the outstanding shares consist of (1) 57,431,614 Class A ordinary shares and (2) 63,992,240 Class B ordinary shares, which were held by the Chairman and CEO, and CTO of the Group.

15.	Share-based compensation

The Group adopted the “2022 Share Incentive Plan” on July 12, 2022 (“The Plan”), by the way of special resolution passed on July 12, 2022, which became effective upon the completion of the proposed initial public offering of American Depositary Shares of the Company in March 2023 and shall continue for 10 years unless amended or terminated by the board of directors. The Company could use the following awards authorized for issuance or grant under the Plan: options, share appreciation rights, share awards, restricted share units (“RSUs”), dividend equivalents or other share-based awards. The shares issued under the Plan may be authorized, but unissued, or reacquired shares (subject to applicable laws), including shares repurchased by the Company on the open market.

(a) RSUs

The following table summarize the Group’s RSU activities under the 2022 Plan:

	Number of RSUs	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2023	130,722	8.50
Granted	199,998	8.30
Vested	(64,544)	8.50
Canceled/forfeited	(5,493)	8.50
Awarded and unvested as of December 31, 2024	260,683	8.35
Granted	649,793	2.09
Vested	(69,887)	8.36
Canceled/forfeited	(53,099)	3.62
Awarded and unvested as of December 31, 2025	787,490	3.50
Vested and expected to vest as of December 31, 2025 (Note a)	852,223	4.25

Note a: RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

In 2024 and 2025, the Group granted 199,998 RSUs and 649,793 RSUs, respectively, to the Group’s employees under The Plan. The Group used closing price of ordinary share to determine the fair value of the RSUs. Compensation expense related to RSUs with service conditions is recognized over the requisite service period, which is generally the vesting term of up to four years.

As of December 31, 2025, there were RMB9,217,000 of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 3.1 years.

During the years ended December 31, 2023, 2024 and 2025, the Group recognized share-based compensation expense of RMB2,122,000, RMB7,334,000 and RMB7,819,000, respectively, in connection with the above RSUs.

(b) Share options

A summary of the changes in the share options relating to ordinary shares granted by the Group during the years ended December 31, 2024 and 2025 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic Value
		US$	(in years)	US$
Outstanding as of December 31, 2023	133,079	8.0	9.4	—
Granted	—	—	—	—
Exercised	—	—	—	—
Canceled/forfeited	(15,202)	8.0	—	—
Outstanding as of December 31, 2024	117,877	8.0	8.4	—
Granted	—	—	—	—
Exercised	—	—	—	—
Canceled/forfeited	(10,374)	8.0	—	—
Outstanding as of December 31, 2025	107,503	8.0	7.4	—
Vested and exercisable as of December 31, 2025 (Note a)	53,752	8.0	7.4	—
Vested and expected to vest as of December 31, 2025 (Note b)	105,001	8.0	7.4	—

Note a: No outstanding share options will be exercisable after the expiry of a period of up to ten years from the date of grant.

Note b: Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares. As of December 31, 2025, the aggregate intrinsic value of all outstanding options was nil.

During the years ended December 31, 2023, 2024 and 2025, share-based compensation recognized by the Company related to the option were RMB1,352,000, RMB1,640,000 and RMB831,000, respectively. As of December 31, 2025, total unrecognized share-based compensation expense relating to unvested share options was RMB428,000, which is expected to be recognized over a weighted-average period of 1.4 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial tree valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

For the year ended December 31,
2023
Risk-free interest rate(i)	3.76%
Expected volatility(ii)	77%
Expected dividend yield(iii)	0%
Exercise multiple(iv)	2.2 to 2.8
Forfeiture rate (v)	2% - 10%
Fair value of underlying ordinary shares	US$8.5
Fair value of share option	US$5.2670 to US$5.7275

i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect on the measurement date.

ii)	The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Group’s options.

iii)	Expected dividend yield is assumed to be nil as the Group has no history or expectation of paying a dividend on its ordinary shares.

iv)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it has considered the statistics by making reference to a widely-accepted academic research publication.

v)	Forfeiture rate was based on the historical data of the Group from recent years and widely-accepted academic research publications, given the Group’s limited historical record of share options.

(c) Share-based compensation expense by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Research and development expenses	1,972	6,292	6,396
Sales and marketing expenses	818	1,376	1,115
General and administrative expenses	684	1,306	1,139
Total	3,474	8,974	8,650

16.	Products revenue

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

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Products revenues	82,197	281,367	220,626
Mining products	68,358	281,367	220,626
Intelligent router products (Note a)	13,839	—	—
Other revenues	28	400	238
	82,225	281,767	220,864

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

17.	Other income, net

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Government grants (Note a)	13,201	7,891	8,547
Realized change in fair value of investments	—	740	567
Unrealized change in fair value of investments	174	(60)	21
Interest expense and guarantee fee	(62)	(56)	(40)
Others	(122)	(223)	(761)
	13,191	8,292	8,334

Note a: The government grants are provided by local government to support the qualified research and development projects with no repayment obligations. The amount recognized represents conditions for meeting grants are fulfilled for the years ended December 31, 2023, 2024 and 2025.

18.	Income Taxes

(a)	Cayman Islands

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

Shanghai Intchains obtained its High and New Technology Enterprise (“HNTE”) certificate in 2019 with a three-year validity period. Shanghai Intchains subsequently received approvals from the relevant tax authorities for the renewal of its HNTE status in December 2022 and December 2025. Consequently, Shanghai Intchains is entitled to a preferential Enterprise Income Tax (“EIT”) rate of 15% for the period from 2022 to 2027, provided that it continues to maintain its HNTE qualification and completes the requisite EIT filing procedures with the relevant tax authorities. In addition, Shanghai Intchains is qualified as an integrated circuit design enterprise and enjoying a 5-year tax holiday (two years full exemption followed by three years half reduction) beginning from 2021 after utilizing all prior years’ tax losses. The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

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

As of December 31, 2024 and 2025, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

Loss before provision for income taxes after the adoption of ASU 2023-09 was as follows:

For the year ended December 31, 2025
(in thousands)
PRC	(81,038)
Foreign	(2,817)
Total	(83,855)

The components of provision for income taxes after the adoption of ASU 2023-09 were as follows:

For the year ended December 31, 2025
(in thousands)
Current tax	531
PRC	907
Foreign	(376)
Deferred taxation	(36,854)
PRC	(36,204)
Foreign	(650)
Income tax benefit	(36,323)

The components of provision for income before the adoption of ASU 2023-09 were as follows:

	For the year ended December 31,
	2023	2024
	(in thousands)
Current tax	4,185	14,723
Deferred taxation	(12,941)	(16,043)
Income tax benefit	(8,756)	(1,320)

The amounts of cash income taxes paid by the Group after the adoption of ASU 2023-09 were as follows:

For the year ended December 31, 2025
(in thousands)
PRC	1,382
Singapore	325
Total	1,707

The amount of cash income taxes paid by the Group during the years ended December 31, 2023 and 2024 was RMB4,790,000 and RMB15,422,000, respectively.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate after the adoption of ASU 2023-09 is as follows:

	For the year ended December 31, 2025
	(in thousands)%
PRC statutory income tax rates	(20,964)	25.00%
Foreign tax effects	(70)	0.08%
Effect of PRC preferential tax rates and tax holiday	(9,336)	11.14%
Nontaxable or nondeductible items
Share-based compensation expense	1,154	(1.38)%
Others	27	(0.03)%
Effect of additional deduction of research and development expense	(7,249)	8.65%
Effect of intercompany transactions	(900)	1.07%
Effect of tax losses and temporary differences not recognized	(64)	0.08%
Change in valuation allowance	1,079	(1.29)%
Total	(36,323)	43.32%

A reconciliation between the effective income tax rate and the PRC statutory income tax rate before the adoption of ASU 2023-09 is as follows:

	For the year ended December 31,
	2023	2024
PRC statutory income tax rates	25.00%	25.00%
Effect of different tax rates available to different jurisdictions	(1.25)%	(10.95)%
Effect of preferential tax rates and tax holiday	(12.20)%	5.07%
Effect of expenses not deductible for tax purposes (i)	(1.56)%	2.55%
Effect of additional deduction of research and development expense	13.01%	(26.14)%
Effect of tax losses and temporary differences not recognized	1.64%	2.84%
Change in valuation allowance	—	(1.00)%
Total	24.64%	(2.63)%

(i)	Expenses not deductible for tax purposes primarily consist of share-based compensation expense and entertainment expenses exceeding the pre-tax deduction limit.

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(in thousands)
Deferred tax assets:
Accrued expense and others	324	288
Inventory provision	10,090	35,313
Impairment on prepayment	696	72
Provision of purchase commitment	60	—
Impairment of long-lived assets	32	47
Product warranty	24	57
Intercompany unrealized profit	—	4,506
Tax loss	19,145	28,066
Total deferred tax assets before valuation allowance	30,371	68,349
Valuation allowance	—	(1,079)
Total deferred tax assets	30,371	67,270
Deferred tax liabilities:
Unrealized gain and accrued interest income on investments	(264)	(290)
Accelerated tax depreciation	(1,165)	(1,184)
Total deferred tax liabilities	(1,429)	(1,474)
Presentation in the consolidate balance sheet:
Deferred tax assets, net	28,942	65,796

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

As of December 31, 2024 and 2025, the Group had tax loss carry-forwards of approximately RMB128,627,000 and RMB141,754,000 derived from two and four PRC subsidiaries, respectively. The operating losses can be carried forward for ten and five years to offset future taxable profit for the subsidiary qualified as HNTE and other PRC subsidiaries, respectively. The PRC entity’s tax losses of RMB RMB359,000, 67,448,000 and RMB73,947,000 will expire, if unused, by 2029, 2030 and 2034, respectively. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards. As of December 31, 2024 and 2025, the Group had taxable losses of nil and RMB269,000 derived from the entity in Hong Kong, respectively, which can be carried forward with no expiration date.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. If events occur in the future that allow the Group to realize part or all its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of December 31, 2023, the valuation allowance of RMB503,000 was principally related to the tax loss from the entity in Singapore, due to the Group did not believe that sufficient positive evidence existed to conclude that the recoverability of deferred tax assets of the entity in Singapore was more likely than not to be realized. As of December 31, 2024, the entity in Singapore derived sufficient revenue and the allowance was fully reversed.As of December 31, 2025, the valuation allowance of RMB1,079,000 was principally related to the tax loss from the two entities in PRC and one entity in Hong Kong, due to the Group did not believe that sufficient positive evidence existed to conclude that the recoverability of deferred tax assets was more likely than not to be realized.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Beginning balance	—	503	—
Additions during the year	503	—	1,079
Reverse during the year	—	(503)	—
Ending balance	503	—	1,079

19.	Related party transactions

The Group did not have material related party transactions during the years ended December 31, 2023, 2024, and 2025.

20.	Basic and diluted net earnings/(loss) per share

Basic and diluted earnings per share have been calculated in accordance with ASC 260 on computation of earnings per share for each of the years ended December 31, 2023, 2024 and 2025, are calculated as follows:

	For the year ended December 31,
	2023	2024	2025
	(in thousands, except share and per share data)
Basic and diluted net earnings/(loss) per share calculation
Numerator:
Net earnings/(loss) attributable to ordinary shareholders, basic and diluted	(26,795)	51,497	(47,532)
Denominator:
Weighted-average ordinary shares outstanding, basic	119,387,937	119,936,488	120,912,863
Weighted-average ordinary shares outstanding, diluted	119,387,937	120,016,243	120,912,863
Net earnings/(loss) per share attributable to ordinary shareholders:
Basic	(0.22)	0.43	(0.39)
Diluted	(0.22)	0.43	(0.39)

For the years ended December 31, 2023 and 2025, the effects of all outstanding RSUs, share options and warrants have been excluded from the computation of diluted loss per share due to its anti-dilutive effect.

21.	Operating Segments

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

The Group’s Chief Executive Officer, as the CODM, organizes the Group, manages resource allocations and measures performance within a single reporting unit and single reporting segment, and that is managed on a consolidated basis. The Group derives revenue from its customers by providing mining products, as well as a small portion of the related maintenance fee income and products of WEB 3 applications. The accounting policies of the Group’s one operating segment are the same as those described in the summary of significant accounting policies. The CODM is regularly provided with and assesses performance for its one operating segment with only the consolidated expenses and net income as presented in the consolidated statements of operations and comprehensive income/(loss). The CODM uses these performance measures to evaluate the Group’s profitability and monitor budget versus actual results.

In addition to the significant expense categories and net income presented in the consolidated statements of operations and comprehensive income/(loss), see below for disaggregated cost of revenue and research and development expenses:

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Cost of revenue (excluding the impact of write-down)	48,432	86,671	111,850
Inventory provision, write-down of prepayments and provision for inventory purchase commitments	24,715	43,781	93,052
Total cost of revenue	73,147	130,452	204,902

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Salary, bonus, welfare and share-based compensation expense	34,792	45,707	43,867
New products development	4,021	59,895	30,183
Depreciation	3,491	3,841	3,246
Total research and development expenses	42,304	109,443	77,296

The Group’s long-lived tangible assets, as well as the Group’s operating lease right-of-use assets recognized on the consolidated balance sheets were substantially located in PRC.

The geographical region of revenue generated is based on the location where the customers based or the services were provided:

	For the year ended December 31,
	2023	2024	2025
	(in thousands)
Mainland China	82,225	128,250	173,489
Hong Kong	—	107,871	23,547
Other countries or regions	—	45,646	23,828
Total	82,225	281,767	220,864

22.	Commitments and contingencies

As of December 31, 2024 and 2025, the Group was not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows. In addition to the information disclosed elsewhere in the notes to the consolidated financial statements, the Group had no significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024 and 2025.

23.	Subsequent events

The Company has evaluated subsequent events through April 13, 2026, the date the financial statements available to be issued: on January 5, 2026, the Group entered into a business transfer agreement (the “Agreement”) with Shanghai TopsFuture Microelectronics Co., Ltd. (“TopsFuture”), an entity controlled by Mr. Qiang Ding, the Company’s chairman and chief executive officer, to divest its non-core chip R&D business for a total consideration of up to RMB18.0 million. The consideration consists of cash consideration in the amount of RMB3 million and contingent consideration in the amount of RMB15 million. The divestment does not qualify as a strategic shift.

24.	Restricted net assets

As stipulated by the relevant laws and regulations in the PRC, the companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The PRC subsidiaries are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. As of December 31, 2024 and 2025, due to the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC, the Group had PRC statutory reserve and restricted net assets of RMB51,762,000, or 5% of the Group’s total consolidated net assets, and RMB51,968,000, or 5% of the Group’s total consolidated net assets, respectively.

